Exhibit 99.1

Revised Notice of the 45th Annual General Meeting (AGM) and Integrated Annual Report 2025-26

Infosys
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**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA**
**LIMITED NEW YORK STOCK EXCHANGE**

May 30, 2026

Dear Sir/ Madam,

**Sub: Revised Integrated Annual Report for the Financial Year 2025-26**

In continuation to our letter dated May 29, 2026, regarding the Integrated Annual Report for the Financial Year 2025-26, we wish to inform you that the explanatory statement pertaining to Item No. 6 of the Notice of the 45th Annual General Meeting ("AGM") was inadvertently omitted from the version submitted earlier.

The said explanatory statement has now been duly included in the revised version of the 45th AGM Notice. All other contents of the Integrated Annual Report for the Financial Year 2025-26 shall remain unchanged.

We request you to kindly take the revised version on record and disregard the earlier version.

The Integrated Annual Report along with the revised AGM Notice is also being made available on the Company's website.

| Name of the report | Website link |
|---|---|
| 45th AGM Notice and Integrated Annual Report 2025-26 (including BRSR). | https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-26.pdf |

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha

**A.G.S. Manikantha**
***Company Secretary***
*Membership No: A21918*

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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# UNLOCK AI VALUE

Integrated Annual Report 2025-26

# From possibilities to enterprise AI impact

There's a particular moment, in every technology shift, when the conversation changes. The question stops being whether the technology is real, or whether it matters, or whether the enterprise should pay attention. Those questions get answered. What replaces them is harder, and more honest. Where is the value? Who is realizing it? And what does it take to claim it at scale? That moment, for AI, is now.

Across boardrooms and operating reviews, the conversation has turned from possibilities to outcomes. Enterprises that began with curiosity and pilots are asking sharper questions. How does AI move the needle on revenue, on cost, on customer experience, on the speed at which the business can respond to change? How does it stop being an experiment run by an enthusiastic team and become the operating substrate of the enterprise: the way decisions get made, the way work gets done, the way trust gets built with customers and regulators alike?

Getting there asks more from an enterprise than merely tools. Data, both structured and unstructured, has to be prepared for an AI world and turned into a trusted strategic asset that fuels predictive intelligence and real-time decisions. Core processes, designed for a pre-AI era, have to be reimagined around domain-aware agents working alongside people, redesigning workflows for step-change improvements in efficiency and experience. Legacy estates, long treated as immovable, can now be reverse-engineered by AI agents that understand their intent and modernized progressively; it is an unprecedented opportunity to address technical debt. Intelligence is moving past screens into physical devices, sensors, robotics, and autonomous systems, where digital twins and edge intelligence let products capture signals and act in real time. And running through all of it is the question of trust: building AI systems that are responsible, secure, ethical, and aligned with the regulations taking shape across jurisdictions.

These are not separate conversations. They are facets of a single shift, and they need to be orchestrated together. That is the thinking behind the Infosys AI First Value Framework, a set of tightly coupled value pools, powered by Infosys Topaz™, our generative and agentic AI suite, and Infosys Topaz Fabric™, our purpose-built agentic services suite. Together, they give enterprises a coherent way to harness AI at scale rather than chase it in fragments.

We have spent four decades helping clients navigate technology shifts, and we are on this road again with them. Infosys is collaborating with 90 percent of its top 200 clients on their AI journeys, with more than 4,600 AI projects underway, and has developed over 30 new service offerings across the six value pools. Some of these client stories appear later in this Integrated Annual Report and make for compelling reading. Each one reflects a deeper conviction: in the AI era, the role of a services partner is not only to deploy technology, but also to help enterprises unlock value from it: measurably, responsibly, and at scale.

We are ready to navigate your next.


UNLOCK
VALUE



"AI at Liberty Global is no longer an experiment—it's becoming foundational to how we run our business and serve our customers across Europe. With Infosys, we're delivering real, measurable outcomes, from improved customer experience through Super Search to significantly fewer outages. The trust at the heart of this partnership enables us to innovate and deliver at scale."

**Mike Fries, Chairman and Chief Executive Officer, Liberty Global**

# Liberty Global

## From AI experiments to enterprise impact: How Liberty Global is improving customer experience with Infosys.

### Supporting 1000+ Platform Deliveries

Liberty Global, one of Europe's leading connectivity and entertainment providers, partnered with Infosys as AI shifted from being an experiment to becoming foundational to how the company runs its business and serves customers across Europe.

Together, Liberty Global and Infosys operate and continuously evolve the connectivity and entertainment platforms that support tens of millions of customers across Liberty Global's footprint. The partnership has helped Liberty Global increase its pace of innovation by strengthening engineering capacity and enabling ideas to move into production quickly and reliably.

Over the past year alone, Infosys supported more than 1,000 platform deliveries, helping Liberty Global introduce new capabilities at scale while maintaining stability across its platforms.

This included deploying AI enabled solutions such as:

- Super Search, which serves around 8 million TV customers and uses advanced large language models to make content discovery conversational and intuitive across linear TV, on demand, and streaming services.

- Agent Assist and Customer Assist programs, deployed across multiple markets, transforming customer care by enabling more self service journeys, improving customer satisfaction, and reducing pressure on care teams.



These initiatives delivered real, measurable outcomes, including 50% fewer outages year on year and 60% fewer customers impacted, reflecting meaningful improvements in both customer experience and operational performance.
The partnership between Liberty Global and Infosys spans more than two decades, including over a decade as a formal strategic partnership. At its core is trust, mutual respect, and the confidence to raise issues openly and receive direct, honest answers—an essential foundation for delivering impact at scale.

With strong platforms, talent, and a proven delivery approach in place, Liberty Global continues to strengthen how it uses AI to improve customer experience and operational performance across its European footprint.



"Our modernization journey required not just cutting-edge technology, but a partner who understood COBOL and helped us transition with confidence. Infosys brought exactly that. Their vast experience in legacy modernization, AI-powered engineering, and cloud expertise allowed us to accelerate delivery, reduce technical debt, and strengthen system resiliency. This partnership and shared commitment were critical in helping us achieve modernization outcomes far more efficiently and quickly."

**Dhriti Saha, EVP and Chief Information and Technology Officer, Hertz**

# Hertz

## Hertz modernized critical workflows 60% faster with AI-first code engineering.

### AI First Approach

Hertz, a global leader in car rentals, had long relied on complex COBOL systems running on the legacy platform. These systems have grown rigid, costly, and increasingly difficult to scale for modern business needs. To modernize, Hertz worked with Infosys to adopt an AI first approach, placing artificial intelligence at the core of the transformation. Infosys leveraged its mainframe to cloud expertise and a robust AI stack, including OpenAI, Claude Sonnet, and AWS Bedrock to build an AI first foundation for transformation. Infosys experts analyzed nearly three million lines of legacy COBOL code and used multimodal LLMs to craft a modernization blueprint suited for the cloud. Infosys applied AI powered reverse engineering to extract core business logic and reimagined it as domain centric Java microservices built using Infosys iLEAD and GitHub Copilot. With AI enabled testing, reusable components, and enterprise governance, Infosys scaled modernization efforts rapidly and consistently.

This AI driven, domain centric approach enabled accelerated modernization while significantly de risking transformation at scale. The resulting microservices based digital core will materially improve platform agility, scalability, and system resilience, enabling the enterprise to support high transaction volumes and respond rapidly to evolving business and customer demands on AWS Cloud.

The transformation will deliver measurable outcomes, including 60% faster modernization timelines, increased reuse of cross channel business capabilities, reduced hosting costs, and a scalable foundation for continued modernization and automation across additional business domains. This engagement demonstrates how an AI driven, domain aligned modernization strategy can establish a resilient digital core, accelerate delivery, and position enterprises for sustained innovation and long term growth.


Hertz

# Mondelēz

## Mondelēz International establishes an end-to-end traceability reporting capability with EdgeVerve AI Next.

### Enterprise Wide Traceability at Scale

Mondelēz International operates one of the world's largest snack supply chains, spanning thousands of suppliers, hundreds of manufacturing plants, and a global distribution network.

Managing food safety and regulatory compliance had become increasingly challenging due to fragmented legacy systems and siloed data. Blind spots emerged across suppliers, plants, and distribution centers, slowing compliance processes and increasing the risk of costly recalls under evolving regulations such as the FDA Food Safety Modernization Act (FSMA).

Infosys collaborated with Mondelēz International teams across quality, manufacturing, distribution, customer service, and IT to map critical vulnerabilities across production batch and quality management, product bill of material, conversion of raw materials to finished goods, finished goods product receival, palletizing and labeling, and shipping and downstream data management activities that impact traceability and compliance. These were further refined to arrive at Mondelēz International fit-to-standard Traceability Platform requirements.

Infosys deployed EdgeVerve AI Next Product Traceability, a cloud based, scalable platform that integrates near real time and batch data through AI Next Fabric. A graph data store provides visibility into the product origin to delivery trail, while a centralized traceability portal streamlines top-down and bottom-up workflows for tracking and tracing. A regulatory control tower further enables rapid incident response.


Mondelēz
International

The platform has been implemented in the North America region, with Europe planned to begin rollout in second half of 2026. The platform delivers enterprise wide traceability at scale and connects more than 50 suppliers, captures over 0.5 million events per day, integrates more than 220 plants and distribution centers, and maps more than 150 raw to finished goods processes.

Regulatory audits that once required extensive effort can now be accelerated with prebuilt FSMA compliance reports and one-touch batch and handling unit traceability via top-down and bottom-up tracking, strengthening food safety readiness, compliance reliability, and customer trust.
With its new end to end traceability ecosystem, Mondelēz International is now positioned to execute efficient and compliant food traceability, setting a new benchmark for transparency, agility, and consumer protection.


OREO

"By partnering with Infosys, we now have a single, enterprise wide traceability platform that will enable full transparency across our supply chain. The platform is powered by EdgeVerve AI Next Traceability and accelerates our regulatory reporting and positions us to operate with greater agility and assurance in food traceability."

**Sanjay Gurbuxani, Global Vice President, Digital Supply Chain and Shared Services, Mondelez**

# Microsoft

## Microsoft cut root cause analysis turnaround by 40% through Infosys' AI-led mission-critical support

### Faster resolutions with agentic AI

Microsoft's Support for Mission critical (SfMC) provides high-reliability support for enterprise customers, focusing on minimal downtime and rapid incident resolution. Any delay or inefficiency in critical support can posed high risk to customer's critical infrastructure availability/operations and trust.

To address this, Microsoft partnered with Infosys to infuse AI capabilities into SfMC's support architecture and deliver mission critical services that safeguard uptime and customer confidence. Leveraging the entire Microsoft AI technology stack, Infosys deployed AI and Agentic AI solutions – Routing and Entitlement Validation Agent that intelligently triage and route critical cases to the most technically aligned engineers and accelerate root cause analysis with automated recommendations through Azure Resiliency Co-relation Engine. The Notes Observation and Validation Agent conducts continuous quality audits, ensuring consistently high service standards across global operations.

The transformation delivered measurable results: critical incident response times improved by 33%, reducing engagement from 15 to under 10 minutes. The time required to create a root cause analysis (RCA) decreased by 40%, accelerating turnaround from five days to just one day and significantly improving overall resolution timelines. Proactive AI-driven insights further enhanced the resiliency of customers' critical workloads. Most notably, service quality reached new heights, virtually eliminating low case handling scores and ensuring over 90% of critical cases now receive top boxed ratings.


Microsoft



"Infosys has been great partner in implementing AI solutions bringing in the best of both Microsoft and Infosys to enhance Customer support experience for Mission Critical Support Customers. These AI solutions on Microsoft technology stack have lead to significant synergies decreasing the time required to create a root cause analysis (RCA) by 40% and ultimately supporting our customer satisfaction improvement program. The impact we're seeing today is tremendous and energizing. We are well positioned to increase AI adoption at scale across our Customer Success Org, with our continued partnership with Infosys."

**Thomas Steiner, Director – Head of Mission Critical Support, Microsoft**



"Infosys has helped us envision our new goal of enterprise wide IDP at scale using GenAI. We are implementing this vision with the help of Infosys Data Scientists, Machine Learning Engineers, AI Engineers and Architects.

While bringing this vision to production Infosys plays a pivotal role in bringing the right resources to the table, help steer the process and bring outside expertise in. A deep understanding of how our bank works, which stems from a long-standing partnership, really helps for enterprise-wide adoption of the solution we are building."

**Michael PJ Van Den Berg, IT Lead ECM DRIM, ABN AMRO**

# ABN AMRO

## ABN AMRO collaborates with Infosys to modernize its enterprise content operations

### Unlocking €64 Million in Annual Efficiency savings

ABN AMRO is a Netherlands-based bank serving around 5 million retail customers and 365,000 business clients. With billions of documents within its enterprise content management (ECM) ecosystem, efficiency and compliance are critical to its operations.

The bank's document landscape spans scanned inputs, emails, and archived records. While partial automation worked well for simple cases, complex document retrieval depended on manual processes that could take several minutes per file. Documents needed to be downloaded from ECM archive, making compliance enforcement difficult. Rising regulatory pressure and increasing data volumes further limited the ability to scale.

ABN AMRO partnered with Infosys to modernize its enterprise content operations through a structured transformation. The engagement began with an assessment of the ECM landscape, followed by a proof of concept referring to the Infosys Document Intelligence platform. Building on this, ABN AMRO with Infosys implemented a generative AI-powered ECM AI layer using retrieval-augmented generation, integrated with Microsoft Azure AI and data services. This enabled automated classification, contextual information extraction, and faster retrieval of complex documents - without the need for downloads.

Delivered on a scalable, cloud-native platform with agile, cross-functional teams, the solution helped ABN AMRO unlock an estimated €64 million in annual efficiency savings. The transformation improved employee productivity, reduced manual effort, and strengthened compliance, while creating a foundation to expand intelligent document processing across additional workflows.


ABN·AMRO

# Contents

For the digital version of the Infosys Integrated Annual Report, visit:
https://www.infosys.com/investors/reports-filings/annual-report/annual-reports/ar-2025-26.html



# About this report

## An introduction to the report

Infosys adopted the Global Reporting Initiative (GRI) principles to disclose performance on non-financial aspects of the business 18 years ago and also became the first IT company to publish sustainability performance in accordance with the GRI G4 (comprehensive) criteria in 2014.

Our Integrated Annual Report provides a comprehensive overview of our company's performance and progress over the past year. It includes quantitative and qualitative disclosures on material topics, such as financial performance, environmental sustainability, social responsibility, and our relationship with our stakeholders. It also describes our strategy, leadership commitment and culture that celebrates people, performance and purpose.

The Infosys Integrated Annual Report 2025-26 has been prepared in accordance with the International Integrated Reporting Framework, developed by the International Integrated Reporting Council (IIRC), the GRI Standards and the International Financial Reporting Standards (IFRS). This report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI). We have also mapped our contribution to the UN Sustainable Development Goals (SDGs) through the Infosys ESG report.

The financial and statutory data disclosed in the statutory sections of this report meet the requirements of the Companies Act, 2013 (including the rules made thereunder) and the applicable SEBI regulations.

## Auditors' reports

The Auditors' Report for fiscal 2026 from Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/ W-100018) does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2026 from Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed with this Integrated Annual Report.

The Independent Assurance Statement for our BRSR core disclosures from Deloitte Haskins & Sells LLP is available as part of this Integrated Annual Report. Additionally, select non-financial sustainability disclosures in this Integrated Annual Report are assured by Deloitte Haskins & Sells LLP.

## Management's review

This Integrated Annual Report has been reviewed and approved, for publication, by the Management of the Company.

## Feedback

Share your feedback about the report to investors@infosys.com.

# Our capitals

**The capitals, as described below, provide a holistic perspective of how short, medium and long-term value is created and preserved at Infosys. The capitals are simultaneously inter-dependent and mutually beneficial as they create synergy across the organization. Our strategy, ESG vision and ambitions help to channel all inputs through the capitals to manifest into the most impactful outputs and outcomes for all stakeholders.**

### Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth, strong cash generation and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position.

### Human Capital

Nurturing talent for the future is essential for our continued success. Our culture is at the center of everything we do, shaping us into who we are today. Over the past four decades, our values, excellence, collaboration, and most importantly, our people have molded our unique culture We have long-established paths for employee upskilling and reskilling (including AI), and our efforts have been well-rewarded, providing value to our people and us. Infosys remains committed to nurture an inclusive workplace for our diverse talent.

### Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. With iCETS, the Living Labs, the Infosys Innovation Network (IIN) and Infosys Business Incubator, we have a broad portfolio of offerings across industry segments, while the Infosys Prize and Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.

### Natural Capital

Climate action has been a key focus area in protecting and preserving our Natural Capital. We have been at the forefront of the ESG movement and became carbon neutral in 2020, which was 30 years ahead of the timeline set by the Paris Agreement. We have maintained carbon neutrality for seven years in a row. We are now evolving from carbon neutrality to climate positivity – investing in regenerative practices, nature-based solutions, and green innovation to restore ecosystems and capture more carbon than we emit. Our commitment is not just to reduce harm, but to create lasting environmental value.

### Manufactured Capital

As strong advocates of environmental stewardship, our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe and healthy workplaces for employees, clients and contractors.

### Social and Relationship Capital

Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities. Our global CSR efforts address challenges across education, healthcare, women empowerment, science and research, environmental sustainability and more.

## Corporate overview
# About Infosys

Infosys is a global leader in AI-first business consulting and technology services. Over 3,25,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 59 countries to unlock AI value at scale.

With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is counted among the world's Top 100 brands committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Established in 1981, from a capital of US$ 250, we have grown to become a company with a market capitalization of approximately US$54.8 billion. In our journey of over 40 years, we have catalysed India's transformation into the global destination for software services talent. We pioneered the Global Delivery Model and became the first IT company from India to be listed on NASDAQ.

Since we refreshed our ESG Vision 2030 in 2025, we have translated ambition into action: we have advanced our Climate Positive goals, scaled our skilling and community initiatives, and strengthened our inclusive workforce. Our governance and ethics earn global recognition, with accountability that extends across our value chain. What began as a renewed commitment has become demonstrable progress toward a sustainable future for all.

**3,28,594**
Employees

**1,965**
Active clients

**₹1,78,650 cr**
Total revenues in fiscal 2026

### Our Purpose
To amplify human potential and create the next opportunity for people, businesses and communities

### Our Values
Our Company's Code of Conduct stands on the strong foundation set by our values, encapsulated in the acronym C-LIFE.

**Client value**
To surpass client expectations consistently

**Leadership by example**
To set standards in our business and transactions and be an exemplar for the industry and ourselves

**Integrity and transparency**
To be ethical, sincere and open in all our transactions

**Fairness**
To be objective and transaction-oriented, and thereby earn trust and respect

**Excellence**
To strive relentlessly, constantly improve ourselves, our teams, our services and products to become the best



## Corporate overview
# Global presence


Canada
USA
Mexico
Costa Rica
Puerto Rico
Peru
Chile
Brazil
Argentina
Denmark
Netherlands
UK
Guernsey
Ireland
Belgium
Luxembourg
Germany
France
Portugal
Liechtenstein
Malta
Italy
Hungary
Slovakia
Switzerland
Serbia
Bulgaria
Spain
Finland
Sweden
Latvia
Lithuania
Czech Republic
Poland
Austria
Croatia
Romania
Armenia
Norway
Turkey
Israel
Saudi Arabia
Qatar
UAE
Oman
India
China
Hong Kong
Thailand
Malaysia
Singapore
Philippines
Taiwan
South Korea
Japan
Australia
New Zealand
Mauritius
South Africa

Infosys began its operations in a small apartment office in Pune, India, in 1981. Today, we have offices across six continents.

For details of our global locations, visit https://www.infosys.com/investors/reports-filings/documents/global-presence2026.pdf

**290**
No. of offices

**59**
No. of countries

### Revenue by geography

| Regions | 2025-26 |
|---|---|
| North America | 56.1% |
| Europe | 32.1% |
| Rest of the World | 8.9% |
| India | 2.9% |

# The Infosys Board of Directors


Nandan M. Nilekani
Chairman


Salil Parekh
Chief Executive Officer and Managing Director


D. Sundaram
Lead Independent Director


Michael Gibbs
Independent Director


Bobby Parikh
Independent Director


Chitra Nayak
Independent Director


Govind Iyer
Independent Director


Helene Auriol Potier
Independent Director


Nitin Paranjpe
Independent Director


Diane Enberg Jurgens
Independent Director

Nitin Paranjpe was appointed as Vice Chairman of the Company effective April 30, 2026

As of April 23, 2026


Nandan M. Nilekani
Chairman and Non-Executive and
Non-Independent Director (Promoter)

**Age:** 70
**Nationality:** Indian

**Date of appointment**
August 24, 2017

**Tenure on Board**
8.7 years

**Term ending date**
NA

**Shareholding**
4,07,83,162 (1.01%)

**Board memberships – Indian listed companies**
Infosys Limited: Non-Executive and Non-Independent Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | 1 | Nil |
| Member | 5 | Nil |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nandan-nilekani.html

(1) Number of directorships in Indian companies (includes public, private and Section 8)
(2) Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies.


Salil Parekh
Chief Executive Officer and Managing Director

**Age:** 61
**Nationality:** Indian

**Date of appointment**
January 02, 2018

**Date of reappointment**
July 01, 2022

**Tenure on Board**
8.3 years

**Term ending date**
March 31, 2027

**Shareholding**
13,89,633 (0.03%)

**Board memberships – Indian listed companies**
Infosys Limited: Executive Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | Nil | Nil |
| Member | 1 | Nil |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/salil-parekh.html


D. Sundaram
Lead Independent Director

**Age:** 73
**Nationality:** Indian

**Date of appointment**
July 14, 2017

**Date of reappointment**
July 14, 2022

**Tenure on Board**
8.8 years

**Term ending date**
July 13, 2027

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director
Crompton Greaves Consumer Electricals Limited: Non-Executive - Non Independent Director - Chairperson
Schneider Electric Infrastructure Limited: Independent Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | 2 | 3 |
| Member | 6 | 8 |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/d-sundaram.html


Michael Gibbs
Independent Director

**Age:** 68
**Nationality:** American

**Date of appointment**
July 13, 2018

**Date of reappointment**
July 13, 2021

**Tenure on Board**
7.8 years

**Term ending date**
July 12, 2026

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | Nil | 1 |
| Member | 1 | 2 |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/michael-gibbs.html


Bobby Parikh
Independent Director

**Age:** 62
**Nationality:** Indian

**Date of appointment**
July 15, 2020

**Date of reappointment**
July 15, 2023

**Tenure on Board**
5.8 years

**Term ending date**
July 14, 2028

**Shareholding**
7,747 (0.00%)

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director
Biocon Limited: Independent Director
Indostar Capital Finance Limited: Non-Executive and Non-Independent Director
Hindustan Unilever Limited: Independent Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | Nil | 3 |
| Member | 7 | 7 |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/bobby-parikh.html


Chitra Nayak
Independent Director

Age: 63
Nationality: American

**Date of appointment**
March 25, 2021

**Date of reappointment**
March 25, 2024

**Tenure on Board**
5.1 years

**Term ending date**
March 24, 2027

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director

**Directorship / Committee details**

| | Board [1] | Committee [2] |
|---|---|---|
| Chairperson | Nil | Nil |
| Member | 1 | 1 |

**Areas of expertise**
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/chitra-nayak.html


Govind Iyer
Independent Director

Age: 63
Nationality: Indian

**Date of appointment**
January 12, 2023

**Tenure on Board**
3.3 years

**Term ending date**
January 11, 2028

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director

**Directorship / Committee details**

| | Board [1] | Committee [2] |
|---|---|---|
| Chairperson | Nil | Nil |
| Member | 6 | Nil |

**Areas of expertise**
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/govind-iyer.html


Helene Auriol Potier
Independent Director

Age: 63
Nationality: French

**Date of appointment**
May 26, 2023

**Date of reappointment***
May 26, 2026

**Tenure on Board**
2.9 years

**Term ending date***
May 25, 2031

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director

**Directorship / Committee details**

| | Board [1] | Committee [2] |
|---|---|---|
| Chairperson | Nil | Nil |
| Member | 1 | Nil |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://infosys.com/about/management-profiles/helene-auriol-potier.html

Subject to shareholder's approval via Postal Ballot dated April 23, 2026


Nitin Paranjpe
Independent Director

Age: 63
Nationality: British

**Date of appointment**
January 01, 2024

**Tenure on Board**
2.3 years

**Term ending date**
December 31, 2028

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director
Hindustan Unilever Limited: Non-executive Director and Chairperson

**Directorship / Committee details**

| | Board [1] | Committee [2] |
|---|---|---|
| Chairperson | 1 | Nil |
| Member | 2 | 1 |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nitin-paranjpe.html

Nitin Paranjpe was appointed as Vice Chairman of the Company effective April 30, 2026

As of April 23, 2026


Diane Enberg Jurgens
Independent Director

**Age:** 63
**Nationality:** American

**Date of appointment**
April 22, 2026

**Tenure on Board**
0 years

**Term ending date**
April 21, 2029

**Shareholding**
Nil

**Board memberships – Indian listed companies**
Infosys Limited: Independent Director

**Directorship / Committee details**

| | Board[1] | Committee[2] |
|---|---|---|
| Chairperson | Nil | Nil |
| Member | 1 | Nil |

**Areas of expertise**
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

**Read full profile at:**
https://www.infosys.com/about/management-profiles/diane-enberg-jurgens.html

[1] Number of directorships in Indian companies (includes public, private and Section 8)
[2] Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies.

# Executive Committee


Salil Parekh
Chief Executive Officer & Managing Director


Anand Swaminathan
Segment Head – Communication, Media and Technology


Arun Kumar H. R.
Head – Business Strategy, Planning and Operations


Ashiss Kumar Dash
Segment Head – Energy, Utilities, Resources and Services


Dennis Kantilal Gada
Segment Head – Banking and Financial Services


Dinesh Rao
Chief Delivery Officer


Inderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer


Jasmeet Singh
Segment Head – Manufacturing


Jayesh Sanghrajka
Chief Financial Officer


Karmesh Gul Vaswani
Segment Head – CPG, Logistics and Retail


Satish H. C.
Chief Delivery Officer


Shaji Mathew
Chief Human Resources Officer


Sumit Virmani
Chief Marketing Officer

# The Infosys leadership team


Ambeshwar Nath
Industry Head – CPG, Logistics and Retail


Anant Raghavendra Adya
Service Offering Head


Anantharaman Radhakrishnan
Chief Executive Officer and Managing Director – IBPM


Andrew Groth
Industry Head – Banking and Financial Services, Healthcare, Insurance and Life Sciences


Anup Kapoor
Chief Operating Officer and Whole Time Director – IBPM


Balaji Sampath
Segment Head – Marketing


Balakrishna D. R.
Head – Global Services


Binod Choudhary
Business Head – IBPM


David Wilson
Head – Partner Ecosystem


Deepak Bhalla
Chief Risk Officer


Indranil Mukherjee
Service Offering Head – Enterprise Application Services


Jayachandran Nair
Industry Head – Banking and Financial Services


Joydeep Mukherjee
Head – Global Services


Mitrankur Majumdar
Industry Head – Services Americas


Mohammed Rafee Tarafdar
Chief Technology Officer


Nabarun Roy
Group Head – Quality


Nandini S.
Group Head – Compensation & Benefits


Nanjappa Bottolenda Somanna
Head – Human Resources Development, Delivery


Raja Madhusudan Shah
Industry Head – Communications, Media and Technology


Rajneesh Malviya
Service Offering Head – Banking and Financial Services


Ramesh Amancharla
Head – Talent Planning and Deployment


Ruchir Budhwar
Industry Head – Manufacturing


Sajit Vijayakumar
Head – Finacle


Sandeep Mahindroo
Financial Controller and Head – Investor Relations


Sourav S. Banerjee
Industry Head – CPG, Logistics and Retail


Subhro Mallik
Industry Head – Life Sciences


Sunil Kumar Dhareshwar
Global Head – Corporate Accounting & Taxation, Facilities, Infrastructure and Security


Sushanth Michael Tharappan
Head HR – Infosys Limited


Tarang Puranik
Service Offering Head


Umashankar Lakshmipathy
Service Offering Head


Upendra Kohli
Industry Head – Communications, Media and Technology


Venkateshwaran Ananthakrishnan
Industry Head – Healthcare

# Business highlights

## Revenue crosses $20 billion mark with resilient growth in fiscal 2026

**Revenues**
₹ 1,78,650 cr
9.6% growth Y-o-Y
3.1% CC growth Y-o-Y

**Free cashflow growth[2]**
33,097 cr
FCF conversion at 112.3% of net profit

**Large deal TCV** (Total contract value in US$ billion)
14.9 with net new of 55%
Sustained momentum in large deal wins continues

**Basic earnings per share** (par value of ₹ 5 each)
71.58
11.0% growth Y-o-Y

**Adjusted operating margin[3]**
21.0%
Robust operating margin

**Consolidated cash and investments[1]**
₹ 43,075 cr
Continue to main strong liquidity position

**Number of US$50 million + clients**
88
Strong client metrics with increase of 3 clients Y-o-Y

**Dividend per share (in ₹)**
48.0
11.6% growth Y-o-Y

**Buyback completed**
₹ 18,000 cr
at a price of ₹ 1,800 per share

**Return on equity**
31.6%
improved by 2.6% over the last fiscal

## Key trends

| In ₹ crore, except per equity share data* | FY 2026 | FY 2025 | FY 2024 | FY 2023 | FY 2022 |
|---|---|---|---|---|---|
| Revenues | 1,78,650 | 1,62,990 | 1,53,670 | 1,46,767 | 1,21,641 |
| Net profit# | 29,440 | 26,713 | 26,233 | 24,095 | 22,110 |
| Basic earnings per share (in ₹) | 71.58 | 64.50 | 63.39 | 57.63 | 52.52 |
| Market capitalization | 5,07,192 | 6,52,332 | 6,21,821 | 5,92,394 | 8,02,162 |

| In US$ million, except per equity share data* | FY 2026 | FY 2025 | FY 2024 | FY 2023 | FY 2022 |
|---|---|---|---|---|---|
| Revenues | 20,158 | 19,277 | 18,562 | 18,212 | 16,311 |
| Net profit# | 3,313 | 3,158 | 3,167 | 2,981 | 2,963 |
| Basic earnings per share (in ₹) | 0.81 | 0.76 | 0.77 | 0.71 | 0.70 |
| Market capitalization | 54,791 | 75,797 | 74,425 | 72,351 | 104,706 |

Notes:
* Based on IFRS consolidated financial statements
# Attributable to owners of the Company



2026 WORLD'S MOST ETHICAL COMPANIES® ETHISPHERE

Infosys has been recognized as one of the 2026 World's Most Ethical Companies by Ethisphere for the sixth consecutive year.

**84%**
office space certified with highest green building rating

**Carbon neutrality**
Carbon neutral for 7 years in a row
Scope 1, 2 and 3 emissions

**81.8%**
of our India operations powered by renewable energy

Top Employer Global 2026 — For a better world of work

Global Top Employer 2026 for the sixth consecutive year

**Carbon offset programs**
3,00,000+
Rural families continue to benefit

**Fastest growing IT services brand six years in a row**

**~ 14 mn**
Number of saplings planted through agroforestry program

lex — Learning Amplified

**84%**
of the workforce enabled on AI



Note:
(1) Comprise cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, and others.
(2) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.
(3) Excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendment) and compensated absences by ₹1,289 crore.



Nandan M. Nilekani
Chairman

# The age of orchestration

Whenever there is a major technology transition, questions are asked of Infosys. Whether we will master the transition, continue to be relevant, establish a defensible position, and maintain growth and margins. Given that AI is a much larger and disruptive technology transition than ever before, the questions, and even doubts, are louder and more insistent. Moreover, the existential question asked of us: If coding becomes automated, then why are we needed at all? More than 3 years after the launch of Generative AI, we can unequivocally say that Infosys is more relevant than ever, and we have a bright future in front of us. The shift from predictable machines to probabilistic ones is as consequential as the speed of adoption, and it is reshaping what the work now requires.

While we will embrace the best coding tools and improve our productivity, there is much more to do in the software development life cycle. Solutions need to be tested and validated, and architectures designed for speed, scale and resilience. Cybersecurity must be prioritized, and data protected per company rules and other governance policies. There is plenty to be done as we address the deployment gap in our large enterprise customers.

Continuous learning and talent transformation have been core to Infosys for several decades. The new era of AI requires fresh learning and new mental models. We are well prepared for this challenge. We will completely prepare our talent for this new age and redistribute those released by productivity to grow new accounts and offerings.

The AI revolution has also created an extreme sense of urgency in our customers for legacy modernization, eliminating data silos, addressing AI-identified cyber vulnerabilities, and in general reducing and eliminating the technical debt accumulated over decades. The preference will be to build versus buy for software. All this creates significant opportunities.

The biggest prize will be how we meld the world of models and agents with the traditional deterministic systems that currently dominate the enterprise. While the new capabilities bring intelligence, simplified user experience and extreme automation, the highly scalable and reliable transaction systems of yore are still highly relevant. This will also create a large set of opportunities.

The environment has not become any simpler. Supply chains have continued to redraw themselves, and AI regulation is being written in real time across many jurisdictions. This is not a detour from the work of building durable enterprises. It is the terrain on which that work is now done.

Moving from pilot to scale is where most enterprises stall, tangled in legacy architecture, organizational inertia, and jurisdictions whose rules are still being written. This is not an opportunity gap. It is a deployment gap, and closing it requires what we have come to call a root-and-branch surgery: not layering AI onto existing structures, but redesigning the business processes, customer journeys, and operating models those structures were built to serve.

Today, trillions of dollars of enterprise capability sit inside technology built for a different era, designed before online attacks were a daily reality. That technical debt is no longer a background cost. It has become a strategic liability: systems that grow more expensive to maintain each year and constrain the very agility AI demands.

What separates enterprises that unlock AI value from those that do not is rarely the technology they choose. It is the quality of the decisions made around it: organizational readiness, data integrity, governance, and pace.

What still matters is first-principles thinking: learning the underlying concept before reaching for the tool. The demand for human capability grows, not shrinks. The World Economic Forum projects that by 2030, 92 million jobs will be displaced and 170 million created, a net gain of 78 million. Capturing that gain requires empathy for the people affected, clarity about the outcomes sought, and the intellectual honesty to course correct when technology and human judgment diverge.

Yet the hardest variable in enterprise AI is not the technology. It is the context. Every company has a different legacy, different data, and different undocumented dependencies. Modernizing brownfield systems is far harder than greenfield development. Enterprise AI faces the same truth.

The future enterprise will be enabled by those firms that have built long and trusted client relationships, have a successful track record of execution, and can blend the old with the new. A trusted partner will ensure that the client enterprise retains strategic autonomy by providing optionality of AI tools and assist in the orchestration of the complex landscape. Trusted partners will also ensure clients retain control over their context and assure success by committing to business outcomes. This is what Infosys will do best. It is said that to anticipate the future, we should skate to where the puck is going. In this case, the puck is coming to where we have already positioned ourselves.

Bengaluru
May 22, 2026

Nandan M. Nilekani
Chairman

# Letter to the Shareholder



**Salil Parekh**
Chief Executive Officer
and Managing Director

Dear shareholder,

Last year marked an inflection point as AI began evolving from experimentation to enterprise-scale adoption. At Infosys, we acted early and decisively to lead this transition – shifting our portfolio, investing in talent, and scaling partnerships to help clients unlock value from AI at speed and scale. Infosys is emerging as a leader in AI services, with AI-led programs now deployed across 90% of our top 200 clients and rapidly scaling across industries.

Infosys is well-positioned as the leading company for AI services.

Our AI strategy is built on six core pillars of our AI-First value framework – strategy & engineering, data, process, legacy modernization, physical AI, and trust – together addressing a US$300 billion opportunity, based on market estimates. These capabilities enable clients to accelerate growth programs and reimagine their legacy systems landscape, support data and process readiness, and deploy AI responsibly.

For Q3, we shared that our revenue from these six areas was 5.5% of our total revenue and growing at a significantly faster pace than the company. We are executing on our strategy of pivoting to AI services at speed. We have built strong partnerships with leading AI native companies and have a large base of employees trained on their foundation models. This is resulting in accelerated enterprise deployment helping our clients to unlock AI value at scale. Our focus is to continuously re-skill our over 3,25,000 employees on AI.

We are advising clients across a wide range of AI powered transformation programs. Some of the key areas of interest from our clients include rapid AI adoption for coding and code modernization as well as for building agents across business functions.

We are harnessing the power of our industry-leading AI Suite, Infosys Topaz to help enterprises accelerate growth and productivity from AI. Our purpose-built composable stack of services and agents in Topaz Fabric enables our clients to leverage the full benefit of different foundation models in a token-efficient manner maximizing value while minimizing cost and risk.

Our clients' trust in Infosys, our deep knowledge of their technology landscape, our market leading offerings, our innovation track record, and our comprehensive understanding of AI, make us an ideal partner and a navigator for our clients' AI programs.

Our disciplined execution delivered over US$20 billion in revenue, a strong adjusted operating margin of 21%, and US$3.7 billion in free cash flow – enabling us to return over US$4 billion to shareholders through dividends (US$2.1 billion) and share buybacks (US$2 billion). We announced a total dividend of ₹ 48 per share. Last year we recruited over 20,000 college graduates.

Infosys continues to be the leading partner for some of the largest business transformation programs worldwide. Last year we had large deals of US$14.9 billion enabling us to set-up a growth foundation for the coming year.

We also launched a focused growth program on working with large global companies where Infosys has a smaller share of the client spend. This program has delivered remarkable results already and is rapidly developing into a key growth driver for the company.

Cloud and Data expertise continue to be the key foundation for AI powered transformation. Our early investments in Cobalt and our Data and Analytics portfolio have positioned us well to capture the rapidly expanding market opportunity.

In the past year we were recognized as the fastest-growing IT services brand in the world by Brand Finance, for the sixth year. We were recognized as one of the most ethical companies in the world by Ethisphere. LinkedIn named us the number one employer in India.

Our commitment to society remains integral to our strategy. Our focus remains on skilling and livelihoods, healthcare, and sustainability. In the past year the Infosys Foundation impacted over seven million people in India. Springboard, our education platform, provided free digital learning programs for 10 million people across the world.

Our over 3,25,000 employees are the foundation of our success. My thanks to them for their absolute commitment in making our clients successful.

As I look ahead, I firmly believe that AI will create massive impact – and confident that Infosys is uniquely positioned to help our clients lead this transformation. With a clear strategy, strong execution, and deep client trust, we are well placed to unlock value for our clients.

With my warmest regards,

Sd/-

Bengaluru
May 23, 2026

**Salil Parekh**
Chief Executive Officer and Managing Director

# Awards and recognitions


GOLD
2025 STEVIE WINNER
INTERNATIONAL BUSINESS AWARDS

## Recognized as one of the World's Most Ethical Companies by Ethisphere for the 6th consecutive year

## ESG

- Infosys recognized as one of the World's Most Ethical Companies in 2026 for sixth consecutive year by Ethisphere
- Awarded the Compliance Leader Verification™ by Ethisphere for its commitment to fostering a strong culture of integrity, accountability, and responsible governance across its global operations
- Infosys Foundation & Infosys ESG Annual Report FY24-25 received the Gold Stevie® Award in the categories of Best Annual Report - Non-Profit Organizations and Other Publication - Company. Infosys Integrated Report secured the Silver Stevie® Award for Best Annual Report - Publicly-Held Corporations at the 22nd Annual International Business Awards®
- Recognized among the top 10 in the newly launched category of Best Companies for ESG in India in 2025 by Avtar & Seramount
- Recognized as one of the Best Companies for Women in India in the Hall of Fame for the seventh consecutive year and the 2025 Avtar & Seramount Best Companies for Women in India in the IT sector
- Honored with the Exemplars of Inclusion in the Most Inclusive Companies Index 2025 by Avtar & Seramount
- Placed in the leadership category in the Indian Corporate Governance Scorecard Assessment undertaken by Institutional Investor Advisory Services (IiAS) for the 10th year in a row

**One of the top 10 best companies for ESG in India**

- Recognized as a Silver Employer in the India Workplace Equality Index (IWEI) 2025 for championing inclusion and being a strong ally of the LGBTQIA+ community
- Recognized among the Most Inclusive Organizations for Women in Tech in the IT Service category at the Wequity Award
- Won two bronze awards at the 39th International ARC Awards for its Annual Reports FY24-25 in the categories of Integrated AR & ESG: India and ESG - Environmental, Social & Governance Report: Other Countries. Infosys Foundation won gold for its Annual Report FY24-25 in the category of Non-Profit Organization (Online A.R.): CSR – Corporate Social Responsibility Report.
- Infosys BPM received the 9th Edition Women Empowerment Summit and GIWL Awards for Best Organization for Women Empowerment
- Infosys ranked number 1 on LinkedIn Top Companies India 2026.

## BUSINESS

- Infosys recognized as a Top 100 most valuable brand in the world by Kantar BrandZ and ranked among the most-trusted brands in India and the US
- Recognized as a Top 3 IT services brand and the fastest growing IT services brand globally in the Brand Finance Global 500 2026 report


2026
Brand Finance

- Recognized as one of the World's Best Companies 2025 by TIME and Statista for its excellence in employee satisfaction, revenue growth, and sustainability transparency
- Recognized among the World's Most Trustworthy Companies 2025 by Newsweek and Statista
- Recognized as a Global Top Employer 2026 for the sixth consecutive year by the Top Employer Institute
- Recognized among LinkedIn's Top Companies 2025 in India, USA, and Canada
- Honored with awards at The Asset Corporate Sustainability Leadership Awards 2025. Categories include the Platinum Award for Excellence and Best Investor Relations Team
- Recognized as one of the top 3 companies (on combined basis) in 5 categories – Best CEO, Best IR Professional, Best IR Program, Best IR Team and Best ESG Program – at the 2025 Asia Executive Team Survey by Extel (formerly Institutional Investor Research)
- Won multiple awards from FinanceAsia, including Best CFO, Best Investor Relations, and Best Large Cap Company
- Recognized for its people-first approach at the SHRM India HR Excellence Awards 2025
- Recognized among India's Best Employers Among Nation Builders 2025 by Great Place To Work®
- Infosys China recognized as one of the Best Workplaces™ in Greater China 2025 by Great Place To Work™
- Infosys China recognized as the Leading Digital Service Providers 2025 - Top 100 by China Council for International Investment Promotion
- Infosys BPM recognized as a Global Top Employer 2026 by the Top Employers Institute
- Infosys BPM won the PeopleFirst HR Excellence Awards 2025 for Leading Practices in Learning & Development
- Infosys BPM received the 20th Edition Future of L&D Summit and Awards 2025 for Best Digital Learning initiative
- Infosys BPM received the Brandon Hall HCM Excellence Learning and Development Awards for Best Learning Strategy
- Awarded the Gold Shield in Category-VIII – Service Sector (Other than financial services sector) at the ICAI Awards for Excellence in Financial Reporting 2024-25 for its commitment to excellence in financial reporting, transparency and adherence to the highest standards of accounting practices
- Infosys has been awarded the Bronze Stevie® Award for Innovation in Investor Relations.

## ARTIFICIAL INTELLIGENCE

- Infosys positioned as a leader in Gartner® Emerging Market Quadrant™ for –
  - Generative AI Consulting and Implementation Services
  - Innovation Guide for Generative AI Consulting and Implementation Services
- Recognized as a leader in The Forrester Wave™ for –
  - AI Technical Services, Q4 2025
- Rated as a leader in IDC MarketScape for –
  - Worldwide Artificial Intelligence Services 2025
  - Worldwide Life Science R&D AI and GenAI in Clinical Trials 2025
- Featured by Constellation Research in
  - Cross Platform Agentic AI 2025
  - Artificial Intelligence and Machine Learning Best-of-Breed Platforms
  - AI-Driven Cognitive Applications
  - AI Services: Global
  - Cross-Platform Agentic AI 2026
- Recognized as a leader in HFS Horizons for –
  - Agentic Services, 2026
- Positioned as a leader by Everest Group in –
  - Data and Analytics (D&A) Services PEAK Matrix® Assessment 2025
- Rated as a leader by NelsonHall in –
  - GenAI and Process Automation in Banking 2025
  - Quality Engineering 2025
- Rated as a leader by PAC –
  - INNOVATION RADAR SAP Business AI and Joule-related Service Worldwide 2026
  - INNOVATION RADAR SAP Business AI and Joule-related Service in Europe 2026


top
EMPLOYER
Global
2026
FOR A BETTER WORLD OF WORK

- Infosys EdgeVerve recognized as the Company of the Year with Silver Stevie® Awards in two categories: i) Artificial Technology for the flagship platform, Infosys EdgeVerve AI Next, and ii) Business Technology for enterprise transformation

## CLOUD

- **Infosys positioned as a leader in Gartner® Magic Quadrant™ for –**
  - Public Cloud IT Transformation Services
- **Recognized as a leader in IDC MarketScape for –**
  - Asia/Pacific Professional and Managed Services for Microsoft Azure 2025 Vendor Assessment
  - Asia Pacific Oracle Implementation Services 2025 Vendor Assessment
- **Rated as a leader by Everest Group in –**
  - Microsoft Modern Work Services and Talent Readiness for Next-generation Application Services PEAK Matrix® Assessment 2025

**Rated as leader by Gartner, IDC and Everest**

## DIGITAL

- **Infosys positioned as a leader in Gartner® Magic Quadrant™ for –**
  - Custom Software Development Services
- **Recognized as a leader in IDC MarketScape for –**
  - Asia/Pacific Application Modernization Services to AWS 2025 Vendor Assessment
  - European Human First Digital Workplace Services 2025 Vendor Assessment
  - India IT/Digital Transformation Services for Public Sector 2025 Vendor Assessment
  - Worldwide IT and Engineering Services for Software-Defined Vehicles 2025 Vendor Assessment
  - Worldwide Industrial IoT End-to-End Engineering and Life-Cycle Services 2025 Vendor Assessment
  - Intelligent Supply Chain Services, 2025
  - Worldwide Supply Chain SAP Ecosystem Services 2025-2026 Vendor Assessment
  - Worldwide Supply Chain Oracle Ecosystem Services 2025-2026 Vendor Assessment
  - Worldwide Supply Chain Blue Yonder Ecosystem Services 2025–2026 Vendor Assessment
  - Worldwide Supply Chain Overall Ecosystem Services 2025–2026 Vendor Assessment

**Leader in worldwide supply chain ecosystem services**

- **Featured by Constellation ShortList™ in**
  - Customer Experience (CX) Design & Execution Services – Global
  - Digital Transformation Services (DTX) – Global
  - Customer Experience (CX) Operations Services – Global
  - ER&D
  - Microsoft End-to-End Service Providers
  - Innovation Services and Engineering
  - Cybersecurity Services
  - Custom Software Development Services
  - Learning Marketplaces
- **Rated as leader by Avasant in –**
  - Utilities Digital Services 2025 RadarView™
  - Global Competency Center (GCC) Services 2025 RadarView™
- **Positioned as a leader in HFS Horizons for -**
  - The Best of Engineering Research and Development Service Providers, 2025
  - Legacy Application Modernization Services, 2025
  - Enterprise Blockchain Services, 2025
  - Digital Marketing and Sales Services, 2025
  - Cybersecurity Services, 2025
  - Next-gen IT Infrastructure Services, 2026
- **Recognized as a leader by Everest Group in –**
  - Marketing Services PEAK Matrix® Assessment 2025
  - Life Sciences Digital Services PEAK Matrix® Assessment 2025
  - Adobe Services PEAK Matrix® Assessment 2025
  - IT Service Management (ITSM) and Service Integration and Management (SIAM) Services PEAK Matrix® Assessment 2025
  - Enterprise Quality Engineering (QE) Services PEAK Matrix Assessment 2025
  - Global Capability Center (GCC) Setup Capabilities in India – PEAK Matrix® Assessment 2025
  - ServiceNow Services PEAK Matrix® Assessment 2025
  - Microsoft Business Application Services PEAK Matrix® Assessment 2025

**Infosys BPM awarded ISG Star of Excellence 2025**

  - Global Digital Workplace Services PEAK Matrix® Assessments 2025
  - 5G Engineering Services PEAK Matrix® Assessment 2025
  - Network Engineering Services PEAK Matrix® Assessment 2025
  - Private Equity (PE) Services PEAK Matrix® Assessment 2026
  - Software Product Engineering Services PEAK Matrix® Assessment 2026 – Global
  - Net-Zero Consulting Services PEAK Matrix® Assessment 2025
- **Rated as a leader by NelsonHall in -**
  - Advanced Digital Workplace Services 2025
  - Quality Engineering 2025
  - ServiceNow Services 2025 NEAT
- **Infosys BPM received the 2025 ISG Star of Excellence™ award for BPO Services Excellence**
- **Infosys BPM recognized as a Leader in ISG Provider Lens™ Procurement Services 2025 Study and Global Capability Center (GCC) Services 2025 Study**

## INDUSTRIES

- **Infosys positioned as a leader in IDC MarketScape for:**
  - Worldwide Life Sciences Healthcare Provider (HCP) Engagement Services 2025
  - Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2025 Vendor Assessment
  - Worldwide Life Science R&D AI and GenAI in Clinical Trials 2025
  - Worldwide Energy Transition Professional Services 2025
- **Recognized as a leader in HFS Horizons for:**
  - Semiconductor Horizons: The Best of Service Providers across the Value Chain, 2025
  - Life Sciences Service Providers 2025
  - Travel and Hospitality Service Provider Ecosystem, 2025
  - The Best Service Providers for Mortgage Reinvention, 2025
  - Energy and Utilities Service Providers, 2025
  - Insurance Services, 2025
  - Intelligent Retail and CPG Ecosystems, 2025
- **Recognized as a leader by Everest Group in:**
  - Retail Services PEAK Matrix® Assessment 2025
  - Life Sciences Enterprise Platform Services PEAK Matrix® Assessment 2025

**Excellence in composable banking platforms**

  - Property and Casualty (P&C) Insurance IT Services PEAK Matrix® Assessment 2025
  - Payments IT Services PEAK Matrix® Assessment 2025
  - Banking IT Services PEAK Matrix® Assessment 2025
- **Rated as a leader by NelsonHall in:**
  - Transforming Mortgage & Loan Services 2025 NEAT
- **Infosys Finacle recognized as a leader in IDC MarketScape for:**
  - Worldwide Corporate Loan Origination Systems 2025 Vendor Assessment

- Worldwide Corporate Loan Lifecycle Management 2025 Vendor Assessment
- Infosys Finacle positioned as a leader in Everest Group's Banking Customer Experience Orchestration Products (CXOP) PEAK Matrix® Assessment 2025
- Infosys Finacle along with its customers received three awards at the MEA Finance Leaders in Payments Awards 2025 for Best Real-Time Payments Implementation - Qatar National Bank, Best Real-Time Payments Provider - Infosys Finacle, and Best Instant Payments Technology Solution - Infosys Finacle
- Infosys Finacle along with its customers received three awards at the Finnovex Awards Saudi Arabia 2025 for Excellence in Digital Transformation - Arab National Bank, Excellence in Digital Corporate Banking - Banque Saudi Fransi, and Excellence in Composable Banking Platforms - Infosys Finacle
- Infosys Finacle won two awards at IBS Intelligence Digital Banking Awards 2025: Regional Winners | Middle East – Zand Bank & Infosys Finacle and Segment Winner | Corporate Banking - Zand Bank & Infosys Finacle
- Infosys Finacle won two awards at the MEA Finance Banking Technology Awards 2025: Best Composable Banking Solutions Provider of the Year and Best Corporate Banking Solutions Provider
- Infosys Finacle and its clients won four awards at Finnovex North Africa – Egypt 2025: Excellence in Banking Platform Modernization; Excellence in Seamless Banking Experiences; Excellence in Core Banking Transformation; and Excellence in Composable Banking Platform
- Infosys Finacle and its clients won four awards at the Global Banking and Finance® Awards 2025 – Innovation Awards for Excellence in Margin Finance Innovation India; Most Innovative Payments Channel Modernization in Colombia; Technology Award for Best Core Banking Transformation with Real-Time Eventing; and Award for Best Customer Journey Initiative in Australia
- Infosys Finacle recognized as The World's Best Software Provider for Virtual Accounts 2025 and The World's Best Software Provider for Liquidity Management 2025 by Euromoney Transaction Banking Awards
- Infosys Finacle positioned as a leader in 2026 Gartner® Magic Quadrant™ for Banking Payment Hub Platforms report
- Infosys Finacle along with its customer HDFC Bank received the Retail Banker International Asia Trailblazer Awards 2026 for Excellence in Mass Affluent Banking

## OTHERS

- Awarded the Employee Experience Award by ET HR World under the Exceptional Employee Experience – Large Enterprises category.
- Ranked #1 for ASHI practices and included among the Avtar & Seramount Best Companies for Women in India 2025 (IT sector).
- Won the Economic Times 'Company with Great Managers' award for the sixth year.
- Recognized by Great Place to Work among India's Top 100 Best Workplaces for Women 2025 (Large category).


BANKING TECH AWARDS
2025
Infosys | Finacle
WINNER


BANKING TECH AWARDS

Approaching value creation

# Our business context



Technology continues to fundamentally reshape businesses across industries worldwide. AI is increasingly being applied to fine tune domain specific capabilities and industry focused use cases. Clients are navigating the challenge of rapidly reinventing their processes and systems in the AI era, which requires a strong understanding of emerging technologies, new ways of working, and a deep appreciation of AI ecosystems, business processes, and operational practices.

We are supporting clients in transforming every aspect of their businesses through technology – ranging from building a robust digital core to reimagining business operations – to enhance agility, efficiency, and resilience, while accelerating growth initiatives. Responsible business practices, including the adoption of ESG principles, continue to gain momentum. During the year, organizations increasingly focused on reconfiguring cost structures, improving resilience and agility, delivering personalized experiences for customers and employees, and launching innovative and disruptive products and services.

Businesses are also seeking to address complex challenges using AI in ways that deliver measurable outcomes. These include enhancing and personalizing customer interactions, improving efficiency across marketing and sales functions, strengthening code quality, and boosting workforce and organizational productivity. The emergence of AI, with its potential for broader automation, is expected to significantly accelerate workforce transformation.

At the same time, the traditional services market remains intensely competitive, driven by rapid change and the entry of new players in specialized technology niches. Infosys' industry expertise, end to end service capabilities, scalable digital solutions, established platforms, strong quality and process excellence, distributed agile global delivery model, experienced leadership team, skilled workforce, and proven execution track record continue to be recognized as key differentiators.

### Our Structure

Our go-to-market business units are organized as:

- Financial Services and Insurance
- Retail, Consumer Packaged Goods, Transportation and Logistics
- Communications, Telecom OEM and Media
- Energy, Utilities, Resources and Services
- Manufacturing
- Hi-Tech
- Life Sciences and Healthcare
- Others including India, Japan, China, Infosys Public Services and other identified enterprises in public services

## Our services are classified as AI First Services and AI Augmented Services

### AI First Services

| | |
|---|---|
| Orchestrate: AI Strategy & Engineering | Insight: Data for AI |
| Transform: Process AI | Modernize: Agentic Legacy Modernization |
| Innovate: Physical AI | Assure: AI Trust |

### AI Augmented Services

| | |
|---|---|
| Application management services | Cloud and infrastructure services |
| Application development services | Enterprise application services |
| Infosys quality engineering | Support and integration services |
| Product engineering and management | Business process management |
| Consulting | Cybersecurity |

## Infosys services brands

Infosys Cobalt, Infosys Topaz, and Infosys Aster – represent focused, domain-led offerings that bring together the Company's capabilities and expertise to address distinct enterprise transformation needs. Each brand embodies a dedicated suite of services, solutions, and platforms designed to help clients navigate and accelerate their journey across cloud, AI, and marketing.

Infosys cobalt – Infosys Cobalt is a set of services, solutions, and platforms for enterprises to accelerate their cloud journey.

Infosys topaz – Infosys Topaz is an AI-first set of services, solutions and platforms using generative and agentic AI technologies

Infosys aster – Infosys Aster is an AI-amplified marketing suite that delivers engaging brand experiences, enhanced marketing efficiency, and accelerated business growth.

## Key products and platforms

Infosys Cyber Next | Infosys Cortex | Infosys equinox | Infosys Finacle | Infosys Helix | Infosys McCamish | Panaya | Stater | Infosys topaz AI Next* | Infosys topaz fabric | Wingspan

*Erstwhile Infosys EdgeVerve platforms are now subsumed under Infosys Topaz AI Next

Approaching value creation

# Our Strategy



Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reimagine their core offerings, processes and systems rapidly and position themselves as leaders in their industry. Our strategy is to be a navigator for our clients on their AI journey and help them unlock business value. We help our clients ideate, plan and scale their AI future by building strong data foundations with robust cloud capabilities. At the same time, we are also conscious of the need to build adequate safeguards around privacy, ethics, and controls through Responsible AI practices, which we are evangelizing not only within the company, but also across the industry.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1. Scale Agile Digital
2. Energize the Core
3. Reskill our People
4. Expand Localization

The technology services industry has experienced several major shifts. The current AI transition, however, is different – not merely incremental, but transformational.

Unlike prior waves centered on deterministic software and application-led modernization, AI compels a foundational redesign of enterprise systems, architectures, and operating models. AI-native systems are built on probabilistic inference, continuous learning, and agent-based execution.

AI's impact unfolds across multiple, interdependent dimensions across technology, business, and talent.

**Technology** – enterprises are shifting from application-centric stacks to platforms that incorporate intelligent agents, orchestration layers, and adaptive learning components.

**Business** – operating models are evolving as workflows move away from linear, role-based execution toward AI-driven operating loops that continuously sense, decide, and act.

**Talent and organization** – the nature of work is changing materially; emphasis moves from code creation toward orchestration, system supervision, domain interpretation, and outcome validation. This necessitates new roles, large-scale reskilling, and a recalibration of workforce composition.

## Infosys AI vision

We aspire to be the leading partner to "unlock AI value" and deliver business outcomes on revenue growth, cost optimization and innovation.

We have a two-pronged strategy for AI: AI first services – To capture new demand to drive growth and AI augmented services – To reinvent existing services to win higher wallet share. These are built on a strong foundation of platforms and intellectual property, ecosystem partnerships, talent base, and a strong brand.


Vision
Pillars
Foundation
Infosys aspires to be the leading partner to "unlock AI value" and deliver business outcomes on revenue growth, cost optimization and innovation
AI First Services
Capture new demand to drive growth
AI Augmented Services
Reinvent existing services to win higher wallet share
Platforms and IP
Go To Market and Partnership Ecosystem
Talent and Culture
Brand Equity

Our AI first services are inherently designed with AI as the core execution layer, enabling new business models, products, and revenue streams for our clients by embedding intelligence directly into enterprise operations and decision making.

Our AI augmented services enhance our existing offerings by integrating AI into established systems and workflows, improving efficiency, personalization, and outcomes for our clients while preserving and extending the value of current investments.

We have developed over 25 industry focused AI playbooks that codify repeatable use cases, domain context, and execution patterns. This enables enterprises to systematically scale AI adoption, accelerate outcomes across growth, efficiency, and innovation, and progress confidently from experimentation to enterprise-wide impact.

## AI First Value Framework

We unveiled our AI first value framework to help global enterprises unlock AI value at scale, harnessing the power of our industry-leading generative and agentic AI suite, Infosys Topaz™. This move opens a new frontier in IT services and will enable the company to tap into an incremental AI first services opportunity of USD 300-400 billion by 2030 as per market estimates.


UNLOCK AI VALUE
AI Trust
ASSURE
AI Strategy & Engineering
ORCHESTRATE
Data for AI
INSIGHT
Process AI
TRANSFORM
Agentic Legacy Modernization
MODERNIZE
Physical AI
INNOVATE

Our AI-first value framework is designed to support this journey, helping clients move beyond experimentation and responsibly scale AI as an integral component of their enterprise systems. The framework defines six value pools through which AI can deliver meaningful, sustainable business impact. These value pools are deeply interconnected, reflecting the complexity of real-world enterprises and legacy environments. Together, they provide a structured and disciplined path to orchestrate data, technology, and operations at scale.

- **AI Strategy & Engineering:** Design and implement AI strategies, platforms, and architectures tailored to business needs. By orchestrating AI agents, proprietary platforms, and third-party tools on purpose-built infrastructure, enterprises can move beyond experimentation to establish a unified, enterprise-wide AI operating model.
- **Data for AI:** Prepare enterprise data, both structured and unstructured, for AI model readiness. By building AI-ready data platforms and applying AI-grade data engineering (including finger printing and synthetic data services), organizations can convert raw data into a trusted strategic asset that fuels advanced analytics, predictive intelligence, and more informed, real-time decision-making.
- **Process AI:** Transform core business processes by integrating AI agents and human expertise, with a focus on redesigning end-to-end workflows. It enables domain-aware agents to work alongside humans to drive step-change improvements in efficiency, experience and deliver business outcomes across functions and industries.
- **Agentic Legacy Modernization:** Leverage AI agents to reverse-engineer existing estates, understand their intent and progressively modernize them without disruption. This helps enterprises reduce technical debt while gaining the agility to respond to changing business demands.
- **Physical AI:** Design intelligent products and embed AI into physical devices so they can capture sensor data, interpret signals, and take real-time action. By combining digital twins, robotics, autonomous systems, and edge intelligence, organizations can reimagine products, operations, and experiences where digital and physical converge.
- **AI Trust:** Ensure AI systems and agents embrace responsible, secure, and ethical AI practices across their entire lifecycle. From embedding risk assessments and policy design to security testing and governance enterprises can scale AI with confidence while meeting regulatory, ethical, and risk expectations.

We are already collaborating with 90 percent of our top 200 clients on their AI journeys. Clients see Infosys as their preferred partner to unlock AI value and deliver business outcomes on revenue growth, cost optimization, and innovation.

## Platforms and IP

We are leveraging our purpose-built, composable and open agentic services suite Infosys Topaz Fabric™ and our collaboration with AI disruptors to deliver both AI augmented and AI First Services to clients.

Infosys Topaz Fabric is an enterprise grade AI services layer architected within Infosys Topaz, that operationalizes AI by embedding enterprise context across data, applications, processes, and systems. Built on our AI first value framework, Infosys Topaz Fabric integrates models, data pipelines, agents, and platforms across diverse technology environments. It enables organizations to reimagine business processes building on existing investments and bringing together AI-led capabilities out-of-the-box while maintaining strategic autonomy.

Infosys Topaz AI Next is a Unified AI Platform designed to enable AI-driven orchestration of complex, multi-agent enterprise workflows across humans, AI agents, and enterprise systems. It combines EdgeVerve's product innovation with Infosys' global scale to transform both enterprise operations and core business functions. It empowers large and mid-sized enterprises globally to move from traditional operations to digital-native, AI-driven enterprises.

Infosys Topaz Fabric has been designed for clients who have already made AI investments and are looking for a composable and modular agentic AI platform to help accelerate their AI journey. Infosys Topaz AI next addresses clients who are looking for an end-to-end vertically integrated AI platform to reimagine their core business processes.

By institutionalizing enterprise knowledge and process semantics, these platforms ensure that AI solutions remain relevant, scalable, and tightly linked to business outcomes. The platforms are engineered to support continuous value realization across the AI lifecycle, from rapid experimentation to large scale production deployment. Responsible AI, security, governance, and assurance are embedded by design, enabling enterprises to deploy AI with confidence and control.



AI Strategy & Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
AI Trust
INFOSYS TOPAZ (FABRIC & AI NEXT)
Data & AI Services
Process Reengineering
Enterprise Context
Agent Suite
RAI Services
AI Models & Framework
AI Native Platforms
Cloud Infrastructure
Business Platforms
Data Platforms
Enterprise Platforms

As enterprises scale AI adoption, the effectiveness of an AI first organization depends fundamentally on contextual grounding. We believe the strategic investments we have made and continue to make position us well to advise and support our clients in traversing the current structural shift in technology.

### AI partnership ecosystem

Our partnerships are also fundamental to converting AI strategy into business impact. We have a very strong AI partnership ecosystem spanning:

1. Infrastructure compute platforms
2. Cloud
3. AI model developers
4. Data and analytics
5. Enterprise applications
6. Security technologies and
7. Physical AI

The partnerships enable best in class AI solutions with the flexibility and resilience required for AI native, agent driven enterprises. We have a broad spectrum of over 50 partners working across the Infosys AI value framework to enable our clients' transformation journey.

## AI partnership ecosystem

### INFRASTRUCTURE COMPUTE PLATFORM

NVIDIA | intel | DELL | Hewlett Packard Enterprise | Hitachi Vantara

### CLOUD

aws | Google Cloud | Azure | IBM | ORACLE

### MODEL LAYER

OpenAI | Gemini | LLaMA by Meta | ANTHROPIC | NVIDIA

### DATA LAYER

snowflake | databricks | mongoDB

### ENTERPRISE AI APPLICATIONS

CURSOR | dynatrace | Claude | Cognition | AISERA | UiPath | GitHub Copilot

### ENTERPRISE APPLICATIONS

SAP | salesforce | workday | servicenow | ORACLE | databricks | snowflake

### DOMAIN SPECIALISTS

bmc helix | CONFLUENT | dynatrace | GENESYS | Adobe

### SECURITY AND GOVERNANCE

paloalto | CROWDSTRIKE | zscaler

### PHYSICAL AI

DASSAULT SYSTEMES | SIEMENS | NVIDIA

# Value creation model

## Inputs

### Financial Capital

- ₹92,852 cr Net assets
- ₹43,075 cr Consolidated cash and investments

### Intellectual Capital

- 84% AI Aware employees
- 200+ Industry-leading products, solutions and platforms powering Infosys Cobalt and Topaz offerings
- 430+ Startups in our innovation ecosystem

### Human Capital

- 3,28,594 Total no. of employees
- 113 Annual average training hours per employee
- ₹2,366 cr Investments in employee well-being

### Natural and Manufactured Capital

- 84% of our office space certified with highest green building rating
- 81.8% Share of renewables in our India operations

### Social and Relationship Capital

- ₹666 cr Global CSR spends
- 1,965 Total no. of active clients
- 10 No. of carbon offset projects

## Process and Strategy

**Client offerings**

- AI-First Services
- AI Augmented Services
- Products
- Platforms



Strategy
Scale agile digital
Expand localization
Energize the core
Reskill our people
Environment
Social
Governance
Our people and the strong culture of innovation

**Go-to-market business units**

- Hi-Tech
- Manufacturing
- Life Sciences and Healthcare
- Financial Services and Insurance
- Energy, Utilities, Resources and Services
- Communications, Telecom OEM and Media
- Retail, Consumer Packaged Goods, Transportation and Logistics
- Public Services
- Others including segments of businesses in India, Japan and China

## Outputs and Outcomes

### Financial Capital

Outputs:
- 3.1% Constant currency revenue growth
- 11.0% Earnings per share growth
- 31.6% Return on equity

Outcomes:
- Profitable growth
- Sustained / long-term cash flow

### Intellectual Capital

Outputs:
- #1 Rating in AI
- 2000+ Artifacts published by the Infosys Knowledge Institute (IKI)
- 600+ IT & industry agents built on Infosys Topaz Fabric
- 973 Patents in the portfolio (granted / pending)

Outcomes:
- Diversified portfolio of solutions across industry segments
- Innovation partner to clients
- Partner of choice for social and environmental solutions for the community

### Human Capital

Outputs:
- 20,000+ Fresh graduates hired globally
- 39.5% Women in the workforce
- 155 Nationalities in the workforce

Outcomes:
- Infosys has been recognized as a Global Top Employer for the sixth consecutive year.
- Best-in-class employee experience and learning
- Safe and inclusive workplaces

### Natural and Manufactured Capital

Outputs:
- 7th year Carbon neutral
- 71.22% Reduction in Scope 1 and 2 emissions
- ASSURE Transforming India's building sector

Outcomes:
- Productive, safe and healthy workplaces for employees
- Nurturing responsible supply chains
- Environmental stewardship beyond our boundary

### Social and Relationship Capital

Outputs:
- 15 mn+ People enabled in digital skills
- 443 New client accounts
- 3,00,000+ Rural families continue to benefit from our carbon offset projects

Outcomes:
- Positive impact on the communities in which we operate
- Trusted partner of choice for all stakeholder groups

## Stakeholders

- Investors
- Clients
- Employees
- Suppliers
- Communities
- Government/ Regulators

# Delivering value
# Financial Capital

## Material topics

- Scale agile digital & Energize the core
- Shareholder returns
- High returns on equity

## UN SDG mapping



We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth, strong cash generation and sustained profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position. Our stakeholders expect us to deliver long-term growth riding on a solid strategy and prudent business decisions. Our shareholders are looking for good returns on their investment and steady capital returns.

**Over ₹ 37,500 crore has been returned to shareholders for fiscal 2026, reflecting disciplined capital allocation and strong shareholder focus.**

## Performance highlights

**Revenue growth**
**9.6%**

**Adjusted operating margin [1]**
**21.0%**

**Return on Equity**
**31.6%**

**Dividend per share growth**
**11.6%**

**EPS growth**
**11.0%**

**CRISIL Rating**
**AAA**

## Managing financial capital

Infosys has a high cash-generating business with access to capital markets across the world. Our strong credit rating allows us to raise debt at competitive rates in the future, if needed. The primary source of funds is cash from operations and income from short and long-term investments, among others.

Our primary sources of liquidity are cash and cash equivalents, and the cash flow generated from our operations. We continue to remain debt-free, and we maintain adequate cash to meet our operational and strategic requirements, and unforeseen events, while also earning sufficient returns.

Our consolidated cash and investments include deposits in banks, investments in debt mutual funds, Commercial Paper (CP), quoted bonds and securities issued by government and quasi-government organizations, non-convertible debentures and Certificates of Deposits (CDs) – all such instruments issued by eligible financial institutions with high credit ratings guided by our treasury policy.

We also build financial assets and create financial value by investing in the startup ecosystem. These investments enable us to access innovation, which together with our services and solutions, deliver benefits to our clients. Most often, our investments comprise minority equity positions in startup organizations and / or venture capital funds.

### Shareholder value creation

We constantly endeavor to fulfill the expectations of our investors through responsible business decisions and governance. Integrity and transparency are top priorities in our relationship with our investors.

We are privileged to share a strong relationship with investors, based on a deep understanding of their expectations and our commitment to creating value for them. Infosys aims to deliver superior revenue growth and operating margins through prudent financial management and sound corporate governance – resulting in share value appreciation, leading to sustained value creation for investors. We maintain transparency in our disclosures and frequent communication with investors through channels such as quarterly post-result calls, analyst meets, the Annual General Meeting, and regular one-to-one and group interactions.

**Market capitalization**



In ₹ crore
6,21,821
6,52,332
5,07,192
2024
2025
2026

**Revenue growth**



In %
4.7
6.1
9.6
2024
2025
2026

**Basic earnings per share**



In ₹
63.39
64.50
71.58
2024
2025
2026

**Free cash flows**



Free cash flows in ₹ crore and as a % of net profit
₹23,865
₹34,549
₹33,097
2024
2025
2026
90.9%
129.2%
112.3%

**Return on Equity**



In %
32.1
29.0
31.6
2024
2025
2026

**Dividend per share**



In ₹
38.0[2]
43.0
48.0
2024
2025
2026

### Distribution of value created through Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends, subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend, if any). Details of our Capital Allocation Policy are available at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

The Company has returned approximately 82.1% of the free cash flow for fiscals 2025 and 2026 through dividends and buybacks, in line with the Capital Allocation Policy.

### Delivering value through business strategy

Our market-oriented four-pronged strategy enables us to invest in expanding our global digital footprint. This helps Infosys to be recognized as a partner of choice for digital transformation and also increases our potential to attract larger Total Contract Value (TCV) deals and clients. This enhances our ability to generate industry-leading growth and profitability, thus generating shareholder value.

(1) Excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendment) and compensated absences by ₹1,289 crore.

(2) Dividend excludes special dividend of ₹8.0 per share.

# Human Capital

## Material topics

- Employee Value Proposition
- Employee health and wellness
- Nurturing workplace inclusivity

## UN SDG mapping



## Performance highlights

**Employees globally**

**3,28,594**

**Nationalities in the workforce**

**155**

**AI-aware employees**

**84%**

**Employee satisfaction score**

**79%**

**Women in the workforce**

**39.5%**

**We bring our Employee Value Proposition (EVP) to life through the experiences we design and deliver every day – anchored in meaningful work, continuous growth, protected well-being, and a genuine sense of belonging. This focus enables our workforce to perform at its best while staying connected to a shared purpose.**

**We strive to create a world-class employee experience, focusing on Experience by Design – designing consistent best-in-class policies, processes, programs and systems, keeping employees at the core of whatever we do.**

### Employee Value Proposition

Our Employee Value Proposition (EVP) is the unique set of experiences, rewards, benefits, and fulfillment that the employee gets for their commitment and skills. This is Infosys' promise to its employees – proudly called 'Infoscions'.


Purpose
Meaningful work that builds the future
Growth
Continuous learning and progress across every career stage
Experience
A human centered, AI-first experience that creates belonging, energy and pride

### Nurturing workplace inclusivity

At Infosys, inclusion is a part of our culture, embedded in how we lead, learn, and grow together.

As part of our ESG Vision 2030, we aim to achieve 45% female representation in our workforce by 2030. In fiscal 2026, women made up 39.5% of the total workforce.

### Employee health and wellness

Infosys is committed to fostering a safe, healthy, and incident-free workplace for employees, contractors and other stakeholders. Through our integrated Occupational Health and Safety Management System aligned with ISO 45001, the organization proactively identifies workplace hazards, implements risk mitigation controls and strengthens a culture of safety excellence. Regular audits, safety initiatives, employee engagement programs, and emergency preparedness drills contribute towards continuous improvement in safety performance and employee well-being. Infosys' wellness philosophy is embodied in HALE (Health Assessment & Lifestyle Enrichment) – a comprehensive, award-winning framework that integrates well-being into the Company's culture and operating model. HALE is anchored on the four pillars of Physical, Emotional, Social, and Digital Well-being, with Safety embedded as a core, non-negotiable component. This holistic approach ensures that wellness is accessible, inclusive, and relevant across geographies, work models, and diverse workforce needs.

### Infosys Pulse

Infosys Pulse is the Company's employee feedback platform designed to capture insights on workplace experience. It enables leadership to stay aligned with employee sentiment and drive continuous improvement. The platform supports data-driven decision-making by translating feedback into meaningful organizational actions.


80%
2024
77%
2025
79%
2026

### InStep

Infosys' flagship global internship program, InStep, has

- 220+ partner institutions in over 50 countries
- more than 3,500 alumni members and interns from over 50 nationalities.

InStep has been ranked as the World's #1 Internship Program, five times in a row by Vault Firsthand, a prestigious career intelligence platform. InStep has been instrumental in building strong academic partnerships for Infosys with premier global institutions, generating numerous patents and publications, along with contributing to the overall localization efforts. The recent launch of InStep Japan marks another milestone in our journey to nurture global talent.

### Flexibility by design and distributed workforce

We established innovation hubs, nearshore centers and digital design studios across geographies. Our hybrid work model, centered on our people and their comfort, offers the flexibility to work from home and office, at locations closest to their homes. As part of this strategy, we have set up offices in Ahmedabad, Guwahati, Kolkata, Visakhapatnam, Noida, Hubballi, Indore, Navi Mumbai, Nagpur and Coimbatore in India over the last few years.

We follow a distributed-hybrid model that supports self-development, collaboration, and business outcomes. The vast majority of our workforce operates in a hybrid manner. We proactively monitor work-hour patterns to identify risks of excessive or unsustainable workloads and nudge employees to pause, recharge, and restore balance. Managers play a critical role in making flexibility fair and effective. They are regularly reminded and supported with insights to help identify workload imbalances, staffing challenges, or individuals who may need additional support. By ensuring equitable distribution of work, we actively mitigate the risks of stress and burnout and foster healthier, more resilient teams.

### Leveraging AI to improve employee experience

At Infosys, we recognize that each employee is unique, and so should their journey within the organization be. In today's digital-first world, we are harnessing the power of Artificial Intelligence (AI) to deliver personalized experiences at scale. In line with this, we are reimagining the employee experience by integrating AI across the entire talent lifecycle – from recruitment to onboarding to performance management and continuous learning till offboarding. Our approach to AI adoption within the HR function is grounded in a simple belief: technology should make work more human.

InfyMe, our mobile-first, self-service platform, integrates over 200 service touchpoints into a single, intuitive interface. We continue to enrich our InfyMe app with more services that enable teams to operate, connect, and collaborate easily, particularly in the hybrid work model.

**Our NAVI-powered interventions**

**Data Assist:** This natural language-friendly AI assistant can be used to query data related to Leave, Attendance, Allocation, Assets, Confirmation, Master data, etc.

**Policy Advisor:** Here, the AI assistant will respond to employee queries by interpreting policy documents and personalizing interactions for each employee.

**Moments That Matter (MTM):** MTM has been ideated to become a celebration platform that is integrated into all celebrations, small or big, throughout the employee life cycle. Smart alerts inform employees about upcoming moments that matter in their teams, and they can use AI to generate cards and messages to their colleagues and teams.

**Our AI-driven Pulse analysis** empowers continuous listening, helping us identify employee sentiment and act early to enhance well-being and engagement.

In learning and development, we are deploying generative AI to deliver personalized learning paths, simulate real-world scenarios, and assist in content creation. AI companions on our learning platform Lex, such as Zoiee and SynthAIz, provide intelligent tutoring, summarization, and contextual learning support.

Delivering value

# Intellectual Capital

## Material topics

- Innovation and Intellectual Property
- Products, platforms and solutions
- Responsible AI

## UN SDG mapping

**Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. We are also focused on strengthening our Tech for Good solutions and providing an environment to incubate new businesses and scale startup-led offerings.**

**With iCETS, Living Labs, Infosys Innovation Network, and Infosys Business Incubator, we have a broad portfolio of offerings across industry segments, while the Infosys Prize and the Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.**

## Performance highlights

**Applied Research Centers**

7

**Client Living Labs**

100+

**Patents (granted / pending)**

973

**Infosys Knowledge Institute assets**

2,000+

**Trademark for Infosys in India**

"Well Known"

**Rating for iCETS platforms by analysts**

Industry leader

**Accounted for 1,300+ client impressions by**

430+ startups

**Rating in AI**

#1

## Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the emerging technology incubation unit for Infosys, delivering next-generation platforms and innovation-as-a-service powered by New Emerging and eXploratory Technologies (NEXT).

**Driving next-generation innovation:** As AI adoption accelerates, generative AI is scaling from experiments to enterprise deployment, transforming how businesses operate and innovate. iCETS leads this shift by enabling enterprises to apply emerging technologies through a structured, outcome-driven approach.

**A structured innovation journey: Now, Near, and Next:** iCETS innovation framework is grounded in a clear and scalable model that balances long-term vision with immediate business impact:

### Now

Platforms and ecosystems: Driving enterprise-scale value through reusable platforms, accelerators, and integration capabilities that operationalize AI at scale. Together, these pillars form a cohesive approach that transforms ideas into measurable business outcomes. At the core of our "Now" strategy is Infosys Topaz Fabric – composable and interoperable AI agents, tools, services, and models. The stack enables organizations to optimize existing IT processes and eliminate or automate manual tasks. It helps enterprises build on existing investments through a platform-of-platforms approach, unlocking value across the enterprise landscape.

### Near

Living Labs: Bringing innovation to reality through co-creation, rapid prototyping, and real-world validation, Living Labs enable clients to contextualize, experiment, iterate, and de-risk innovations in controlled environments.

Infosys Living Labs are global innovation hubs where clients, partners, startups, and academia co-create solutions using emerging technologies.

Client Living Labs deliver Innovation-as-a-Service, enabled by three flagship programs: IncubateNext for scalable, real-world innovation; ImagineNext for future opportunity discovery; and SenseNext for converting early market and technology signals into action.

### Next

Applied Research Centers (ARC): We innovate across Advanced AI, New Interaction Models, Cybersecurity, Autonomous Machines, Humanoids, and Quantum – bringing research-driven emerging technologies into enterprises for real client impact.

## Nurturing innovation

Be The Navigator (BTN) empowers our teams to develop innovative solutions for our valued clients with a structured framework for ideation, prototyping and incubation. 12,435 BTN ideas were submitted, 2,429 implementations have been completed and 1,101 are in progress.

Infosys Innovation Network (IIN) is a well-orchestrated partnership of select startups, universities, hyperscalers and Infosys to incubate and bring the best of innovations in emerging tech areas such as AI, gen AI, data, fintech, cloud, cybersecurity, InsurTech and more, from across the globe. Today, IIN boasts of 430+ startups that have generated 1,300+ client impressions.

Infosys Business Incubator (IBI) is designed to create and scale entrepreneurship capabilities within Infosys with next-generation micro platform and micro service line-led businesses for Infosys. The incubator curates new cohorts of businesses each year to sustain and nurture talent. IBI has engaged with 1,000+ entrepreneurs and five ventures have been selected for incubation from cohort 1 and three from cohort 2.

Be A Maker program offers opportunities for showcasing creative expressions of ideas in a phygital mode. This program, mentored by ENGG, Kaleidoscope, and iCETS, enables rapid innovation and iterative learning through direct feedback from experts. 200+ ideas have been generated and five phygital showcases have been created for clients.

## Infosys Knowledge Institute (IKI)

IKI is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys' experts and client collaborations to produce novel, distinctive content and insights on the business impact that technology can drive for enterprises. IKI also develops proprietary data and insights through primary research, including large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity reports, the annual Tech Navigator report and ongoing TechCompass tech trends series, and industry-focused market outlooks and executive journals. IKI has collaborated with over 1,000 clients and created over 2,000 assets since inception. For more information, visit https://infosys.com/iki.

## Product innovation

**Infosys Topaz AI Next:** Infosys Topaz AI Next is a unified AI platform designed to enable AI-driven orchestration of complex, multi-agent enterprise workflows across humans, AI agents, and enterprise systems. It combines EdgeVerve's product innovation with Infosys' global scale to transform both enterprise operations and core business functions. Read more at https://www.edgeverve.com/ai-next.

## IP, patents and trademarks

Infosys actively innovates and develops platforms, products and tools that constitute its collection of IP assets. These assets, available on the Infosys Marketplace, are used to differentiate ourselves in the market or as productivity-enhancing tools. We have 973 patents (granted / pending) in the portfolio. Over 900 trademarks registered (or pending) across 51 countries underscore the strength of our brand.

**"Well Known":** Infosys is regarded by Indian authorities as a "Well Known" trademark.

**Most valuable brand:** Infosys is the fastest growing IT services brand globally with a CAGR of 15% in brand value and maintains leadership as a global Top 3 IT services brand.

## #1 rating in AI

We have been identified as a global leader in 16 AI rankings by various industry analysts. We have successfully delivered over 400 generative AI projects with Infosys Topaz. Our AI work spans a wide spectrum of priority areas, including process improvement, engineering, customer service, cybersecurity, and employee productivity. We have built four small language models for banking, IT operations, cyber and enterprises broadly.

## ESG solutions

Anchored in sustainable governance and enterprise-wide advisory, the Infosys Sustainability offerings span ESG strategy, data management, and reporting; sustainable operations and responsible value chains; Green IT; smart and green buildings; energy transition and decarbonization; sustainable finance; and sustainability adoption through digital skills. Our sustainability revenues stood at 36% in FY26. Read more in the ESG report.

# Natural Capital

## Material topics

- Carbon neutrality
- Renewable energy
- Offsets for community development
- Advocacy for climate action
- Water stewardship
- Zero waste to landfill

## UN SDG mapping



## Performance highlights

**Carbon neutral for 7 years in a row**

**Share of renewables in our India operations**

81.8%

**Number of saplings planted through agroforestry program**

~14 mn

**Rural families benefited through carbon offset programs**

3,00,000+

**Wastewater recycled within our campuses**

100%

**Long before climate change emerged as a global boardroom priority, Infosys recognized that natural capital is integral to long-term value creation. Our approach to environmental stewardship is holistic, science-driven, and anchored in responsible growth.**

**We are advancing decisively towards climate positivity through our Reduce and Restore strategy.**

## Advancing climate positivity

In FY26, Infosys continued to advance its journey from carbon neutrality to climate positivity. By integrating efficiency, clean energy, and carbon sequestration with regenerative, nature-based solutions, we are moving beyond emissions reduction to creating net positive environmental outcomes. The initiatives that follow reflect our commitment to Reduce and Restore – strengthening resilience across operations, value chains, and ecosystems.

### 1. Energy efficiency and low-carbon approach

Infosys continues to lead in energy efficient, low-carbon infrastructure, embedding efficiency across the full life cycle of our buildings. Our campuses leverage advanced technologies such as radiant cooling, radiant heating, innovative climate-adaptive cooling, intelligent controls, and climate-responsive design, enabling sustained reductions in operational energy demand.

Today, 84% of our office space is certified to the highest green building standards.

### 2. Renewable energy

Infosys continued to accelerate its clean energy journey, strengthening resilience while navigating an evolving regulatory and policy landscape. We have installed 62.42 MWp of solar photovoltaic capacity through a mix of rooftop- and ground-mounted systems, reducing dependence on conventional energy sources and enhancing onsite generation.

Complementing this, we increasingly procure renewable power through third-party power purchase agreements and green tariff mechanisms, adapting our sourcing strategy to align with changing regulations across geographies.

### 3. Decarbonizing the supply chain

We are working closely with our supplier ecosystem to decarbonize the value chain. We have prioritized engagement with high-emission IT hardware suppliers through onsite assessments and senior-level dialogues to strengthen alignment on decarbonization roadmaps. We supported suppliers in improving Scope 1, 2, and 3 emissions measurement, establishing robust baselines, and adopting verified Environmental Product Declarations. Ongoing handholding and performance tracking continue to help embed climate action into supplier operations, reinforcing a resilient, future-ready, and responsible supply chain.

### 4. Carbon offsets and regeneration

We address unavoidable emissions through community-centric, high-quality carbon offset programs, including clean cookstove initiatives in Rajasthan and biogas projects

in Maharashtra and Karnataka. Complementing offsets, Infosys has built one of India's largest corporate agroforestry programs, with around 14 million saplings planted across multiple states. These long-term plantations enhance carbon sequestration, improve soil and water resilience, and strengthen rural livelihoods – marking a decisive shift from compensation to ecological restoration at scale.

To date, these initiatives have benefited over 3,00,000 rural families and created more than 4,800 local jobs, delivering climate action with strong social benefits.

## Water stewardship

Water stewardship continues to be a core pillar of our environmental strategy, with sustained progress in reducing freshwater withdrawal and strengthening local water ecosystems. As a UN CEO Water Mandate signatory, we remain focused on minimizing consumption, maximizing reuse, and enhancing water availability in the communities where we operate.

100% of wastewater across our campuses is recycled, supported by large-scale rainwater harvesting systems and demand-side efficiency measures. Together, these interventions have further reduced our reliance on external water sources and strengthened resilience to increasing water stress. Our Bangalore campus is certified as water positive. In continuation of our efforts on achieving water positive / neutral status based on NITI AAYOG guidelines in our campuses, we achieved Scope 1 certification at nine of our campuses in India this year reflecting consistent performance over time.

### Lake rejuvenation

Extending our water stewardship beyond campus boundaries, we continue to implement lake rejuvenation projects in partnership with local stakeholders. Till date, our lake rejuvenation efforts increased cumulative storage capacity from 6 bn liters to 10.3 bn liters, adding 4.3 bn liters of freshwater capacity contributing to urban resilience, biodiversity revival, and community water security. This effort remains central to our goal of climate positivity, restoring more water than we consume.

## Waste management

At Infosys, our waste management strategy continues to be anchored in the principles of reduce, reuse, refurbish, repurpose, and recycle with steady progress toward our ambition of zero waste to landfill. We continue to strengthen segregation, onsite processing, and material recovery across our campuses, further embedding circularity into daily operations.

Organic waste continues to be treated onsite through biogas plants, composting and recycling mechanisms, minimizing offsite disposal and associated emissions, and also replacing a part of cooking gas requirements in our campuses. These sustained efforts have enabled consistent improvements in diversion rates and operational efficiency.

Our e-waste includes IT equipment, mobile phones, printers, cartridges, electrical and electronic equipment such as refrigerators, microwaves, and air conditioners, lithium ion batteries, and cables, among others. We strive to extend asset life through hardware upgrades, component replacements, and re-imaging. Our progress is aligned with the TRUE Zero Waste certification framework, reinforcing transparency and best-in-class waste management practices. 11 campuses across Infosys India have achieved TRUE Zero Waste certification, reflecting the scale and consistency of our circular economy approach across geographies.

## Biodiversity

We are strengthening biodiversity stewardship across campuses through native plantation, habitat enrichment, and knowledge sharing through our annual event BioConserve. In FY26, we launched the BioConserve platform – a digital, open repository designed to share resources, best practices, and research on biodiversity conservation.

## ASSURE

Launched in partnership with the Indian Institute for Human Settlements (IIHS) in April 2024, Accelerating Sustainable Super Efficient Real Estate (ASSURE) is a multi-stakeholder platform that enables the replication of climate resilient, energy-efficient buildings across India, with a target of 100 million sq.ft. by 2030.

This year, ASSURE progressed from concept to on-ground impact, with over 15 million sq.ft. of commercial buildings across India onboarded as lighthouse projects, demonstrating scalable pathways for super-efficient real estate in high-energy-intensity sectors. In addition, over 1,250 students and practitioners were upskilled on high performance buildings through webinars, in-person workshops and site visits. The initiative brings together policymakers, developers, experts, and industry leaders to advance performance measurement, skills, policy, and financing mechanisms. Read more in the ESG report.

# Manufactured Capital

## Material topics

- Green buildings / infra / data center efficiency
- Workplace transformation
- Green IT

## UN SDG mapping

## Performance highlights

**Radiant cooling solution patented in Europe and India**

**Radiflux**

**Avoided plastic and thermocol in IT equipment purchase this year**

**5.7** tons

**Office area certified with highest green building rating**

**84**%

**Office space monitored through Infosys command center**

**40**mn sq.ft.

**Building sector decarbonization initiative**

**ASSURE**

**Our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. Our infrastructure is modeled taking into consideration stakeholder expectations of our commitments towards climate change mitigation, judicious use of natural resources and preserving our environment.**

**With a growing portfolio of highest-rated green buildings and accelerated investments in intelligent, collaborative workplace technologies, we are elevating the quality of our hybrid work environments. We continue to lead from the front, redefining benchmarks in environmental sustainability and future-ready infrastructure.**

### Advancing the frontiers of energy performance

Through progressive design strategies, enhanced building envelopes, intelligent HVAC systems, and seamless integration of renewable energy, we continue to expand what high-performance buildings can achieve. The use of high-performance materials with recycled content, passive design principles, and real-time monitoring enables reduced energy intensity while improving occupant well-being.

Guided by our six core principles – health and wellness, social connect, sustainability, inclusivity, and technology enablement – our campuses are transforming into dynamic ecosystems that cater to varied work patterns, emerging capabilities, and an enhanced employee journey. Environmental stewardship is integrated through efficient interior solutions, sustainable materials, enhanced lighting and air quality, along with intelligent digital systems that minimize ecological footprint while improving usability and comfort, ensuring accessibility for all.

Infosys campuses, known for their world-class infrastructure and green spaces, offer a distinctive workplace experience for employees. With 84% of our office spaces certified as green buildings, we strive to redefine benchmarks in sustainable infrastructure, while delivering world-class, sustainable workplaces.

### Embedding circularity and innovation in design

As a key participant in the built environment, we recognize the importance of addressing embodied carbon, which remains a significant contributor to the life cycle emissions of buildings. We continue to integrate Life Cycle Assessment (LCA) into early-stage decision-making to support responsible material selection and design optimization.

Steel and cement, which account for nearly 70% of embodied carbon in office buildings, have been primary focus areas. We have prioritized the procurement of secondary steel produced from recycled scrap, which has a significantly lower emission intensity (1–1.5 $tCO_2e$/t compared to 2.5–3.5 $tCO_2e$/t for primary steel). Further, we have optimized cement use through blending with industrial by-products such as fly ash and ground granulated blast furnace slag.

While advancing thermal management in our office buildings through innovative technologies such as radiant heating and free cooling under favorable climatic conditions, we have standardized the procurement of air-conditioning equipment using refrigerants with very low global warming potential as a regular practice.

We strengthened our circularity efforts by eliminating plastic and thermocol-based packaging for IT equipment and embedding sustainable packaging criteria into our procurement processes. Partnering closely with suppliers, we transitioned to paper-based, recycled, and biodegradable fibre alternatives, including materials derived from agricultural waste – demonstrating a shift from operational waste management to design-led circularity.

#### Resource circularity in operations

Our Circular Economy initiatives focus on responsible utilization of IT assets, ensuring maximum value extraction across the asset lifecycle while minimizing environmental impact. We adopt a structured approach to extend asset life through reuse, redeployment, and refurbishment, thereby reducing e-waste generation and the demand for new resources.

A strong emphasis is placed on repurposing and reuse of IT assets across functions and delivery centers, enabling optimal utilization and avoiding premature disposals. Assets that reach the end of their usable life are handled through responsible end-of-life management.

### Green IT

InfosysIT has embedded sustainable practices across the life cycles of service design, operations, and disposal of IT assets.

#### Data center efficiency

InfosysIT has positioned data center modernization as one of the key pillars of its sustainability and responsible growth strategy. Recognizing the environmental impact of traditional infrastructure models, the organization has architected its data center ecosystem to prioritize efficiency, scalability, and long-term resource optimization.

This transformation is enabled through the adoption of density-optimized hyperscale platforms that enable cloud-scale agility and high-density server virtualization. This approach has significantly reduced infrastructure sprawl while maximizing utilization of compute resources, embedding sustainability principles directly into core IT operations.

Building on this modernized platform, InfosysIT rationalized and consolidated data centers and server rooms across development centers. This consolidation effort reduced redundancy, optimized space usage, and enabled a more sustainable operating footprint.

To ensure sustainability gains are continuously improved, InfosysIT has made focused investments in Data Center Infrastructure Management (DCIM) capabilities. These tools provide integrated, real-time visibility across both IT and facilities infrastructure, enabling data-driven decisions, proactive optimization, and informed consolidation planning. By embedding observability and governance into the operating model, InfosysIT ensures that sustainability outcomes are measurable, repeatable, and scalable over time.

#### Infrastructure as code

Infrastructure as a code is a transformational initiative towards enabling continuous deployment, integration, and touch-less life cycle management of infrastructure components. This methodology enabled us to overcome common challenges associated with traditional infrastructure management, demand at scale, speed and consistency of deployment with interdependence between teams. As a result of this transformational initiative, a substantial number of playbooks are developed to automate platform-related processes.

#### AIOps-powered digital operations

InfosysIT leverages a modern AIOps platform with intelligent noise suppression and context driven notifications. The solution delivers unified observability across infrastructure landscape, while enabling visibility into capacity usage and cost efficiency. It processes high volume data from diverse IT sources to support proactive and informed operations.

#### Public cloud adoption

The organization has largely transitioned its internal IT applications to the public cloud, enabling scalable, on-demand infrastructure and reducing reliance on on premises data centers. Employees are empowered with cloud based collaboration and secure access solutions that enhance hybrid work experiences.

The IT Service Management (ITSM) landscape adopts a standardized, AI enabled service-desk on a SaaS hosted platform. This advancement has delivered standardization in operational processes, enhanced automation, and improved overall user experience across all support services, enabled the use of AI-assisted agents to further strengthen the employee experience, effeciency and effectiveness.

# Social and Relationship Capital

## Material topics
- Client value
- Inclusive development
- Digital skilling

## UN SDG mapping



## Performance highlights

**Infosys Prize winners since 2008**

104

**Corneas harvested as part of our cornea care program in FY26**

15,000 +

**Learners enabled in digital skills**

15 mn +

**Global CSR spends**

₹666 cr

**Suppliers (by value of business) assessed on ESG**

91.64%

**Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities.**

**Our global CSR efforts address challenges across education, skilling and livelihood training, healthcare, women empowerment, science and research, environmental sustainability and more.**

## Creating value for our customers

### AI-first digital transformation

We help our clients accelerate their business transformation through our AI-first value framework. Our suite of services and solutions can deliver meaningful and sustainable business impact across six strategic pillars – Orchestrate, Insight, Transform, Modernize, Innovate and Assure. The pillars are deeply integrated and together, they provide a structured path to orchestrate data, technology, and operations at scale. Our approach enables clients to navigate the full AI journey with confidence, speed, and value realization. Details of our key customer services and solutions are available at https://www.infosys.com/industries/.

### Client satisfaction

At Infosys, delivering value to our clients is at the center of everything we do. We conduct structured Annual Client Value and Quarterly Engagement surveys. These surveys are designed to enhance our understanding of our relationships with client organizations, prioritize areas for improvement, and remain attuned to their evolving needs. The latest annual client survey indicates that overall client experience remains strong, with 91% of clients reporting high satisfaction scores and responses from 86% of accounts.

Infosys is viewed as a trusted long-term partner, differentiated by strong account management, partnership orientation, and consistent delivery excellence supported by experienced subject-matter experts.

Tenured client relationships reinforce trust and business alignment, while proactive AI, automation, and strategic technology advisory are increasingly recognized as value drivers.

Clients indicate an expectation for forward-looking, business-led AI advisory to support the evolution of AI roadmaps, identification of high-value use cases, and scalable business outcomes, with Infosys viewed positively in this context.

**Client satisfaction: Trend of key outcomes (scale 1 to 7)**


6.08
6.11
5.97
6.02
6.06
5.90
5.94
5.99
5.86
5.78
5.84
5.68
2023-24
2024-25
2025-26
Loyalty
Satisfaction
Advocacy
Business value

## Community

### Digital skilling at scale

Infosys Springboard is Infosys' flagship digital learning platform that empowers people with skills to be successful in the 21st century. Till date, we have reached 15 million+ people including employees, client's workforce, students, teachers and communities with digital skilling initiatives.

### Infosys Foundation

Infosys Foundation has touched over 7 million lives in the last year alone through its programs in the areas of education, healthcare, women empowerment, and environmental sustainability, among others, to create long-lasting impact. Recognizing that social innovations from the heart could transform societies, the Foundation launched the Aarohan Social Innovation Awards in 2018, which has completed four editions so far.

#### Infosys Springboard Livelihood Program

In 2024, Infosys Foundation launched the Infosys Springboard Livelihood Program, aligning with the Company's ESG ambition to create employment opportunities for 5,00,000 people by 2030. The program partnered with multiple implementation agencies working across rural belts, tribal regions, aspirational districts, urban slums, ITIs, and colleges. So far, the program has trained over 4,10,000 individuals, and 2,20,000+ individuals have been enabled with job offers across STEM and non-STEM roles.

#### Cornea care initiatives

Infosys Foundation has partnered with the LV Prasad Eye Institute (LVPEI) for the Universal Cornea Care Mission. It is designed to strengthen cornea care delivery from early detection and treatment / surgery to eye banking and long-term follow-up. During FY26, the initiative reached 1,74,659 beneficiaries, conducted 2,28,334 school screenings, and supported the harvesting of 15,911 corneas. It is being implemented across Andhra Pradesh, Odisha and Telangana. The Foundation is also supporting Project Cornea – Corneal Blindness Screening and Treatment Initiative, implemented by Vivekananda Netralaya, a part of Ramakrishna Mission Ashrama, Dehradun. The initiative that began in August 2025, covering Uttarakhand (Garhwal region) and adjoining districts of Western Uttar Pradesh, Haryana, and Himachal Pradesh, has so far screened 15,270 individuals. Read more in the Foundation's annual reports at https://www.infosys.com/infosys-foundation/about/reports.html.

### Infosys Foundation USA

Infosys Foundation USA is committed to expanding access to inclusive computer science education and digital upskilling opportunities for all learners. Through targeted programs, strategic partnerships, and continued innovation of the Infosys Springboard digital learning platform. The Foundation reached more than 1.26 mn students and 16,000 educators in fiscal 2026 and impacted over 27 mn students and 1.4 mn educators, since its inception in 2015. Read more https://www.infosys.org/infosys-foundation-usa.html.

### CSR in EMEA region

Our CSR charter outlines how Infosys strives to be a force for good across Europe through the five core pillars viz., Digital Inclusion, Transformational & Innovative Partnerships, Education in Emergencies, Employee Engagement and Social Impact Thought Leadership. Read more: https://www.infosys.org/europe.html.

### CSR in APAC region

Our focused CSR strategy in the APAC region prioritizes education, reskilling, and digital inclusion. We collaborate with local partners to deliver impactful programs that support underserved communities, nurture future leaders, and enable employee volunteering. Read more: https://www.infosys.org/australia.html.

### Infosys Science Foundation

The Infosys Science Foundation awards the annual Infosys Prize that endeavors to elevate the prestige of science and research in India. Since 2008, the Prize has been awarded to 104 researchers. Each Prize carries a gold medal, a citation, and a purse of US$100,000.

The winners of the Infosys Prize 2025 included a scientist working on a new way of producing ammonia with a largely reduced carbon footprint, a scholar of Prakrit and Kannada who is working on translating a seminal text in early Kannada, and an economist working on market design problems around kidney exchange programs. Read more at https://www.infosysprize.org/about-isf.html.

## Suppliers

Infosys believes in and is committed to partnering with the highest quality suppliers to ensure that we deliver best- of-breed business and IT solutions to our clients. As a signatory to the United Nations Global Compact (UNGC), Infosys leverages the UNGC principles covering human rights, labor, environment, and anti-corruption as foundational principles for building and improving its sustainable supply chain practices. Read more in the ESG Report 2026.

# Statutory Reports

# Board's report

Dear Members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2026. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

## 1. Results of our operations and state of affairs

### Financial performance

(In ₹ crore, except per equity share data)

| Particulars | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | For the year ended March 31, | | YoY growth | For the year ended March 31, | | YoY growth |
| | 2026 | 2025 | (%) | 2026 | 2025 | (%) |
| Revenue from operations | 1,48,819 | 1,36,592 | 9.0 | 1,78,650 | 1,62,990 | 9.6 |
| Other income, net*# | 6,491 | 4,782 | 35.7 | 4,322 | 3,600 | 20.1 |
| Total income | 1,55,310 | 1,41,374 | 9.9 | 1,82,972 | 1,66,590 | 9.8 |
| Expenses | | | | | | |
| Employee benefit expenses | 73,239 | 67,466 | 8.6 | 95,094 | 85,950 | 10.6 |
| Cost of technical sub-contractors | 22,388 | 19,353 | 15.7 | 15,421 | 12,937 | 19.2 |
| Cost of software packages and others | 9,274 | 9,617 | (3.6) | 15,722 | 15,911 | (1.2) |
| Other operating expenses | 10,299 | 9,276 | 11.0 | 15,035 | 13,768 | 9.2 |
| Total expenses | 1,15,200 | 1,05,712 | 9.0 | 1,41,272 | 1,28,566 | 9.9 |
| Profit before finance costs, exceptional items and tax expense | 40,110 | 35,662 | 12.5 | 41,700 | 38,024 | 9.7 |
| Finance cost | 207 | 221 | (6.3) | 416 | 416 | – |
| Profit before exceptional items and tax expense | 39,903 | 35,441 | 12.6 | 41,284 | 37,608 | 9.8 |
| Exceptional items | | | | | | |
| Impact of Labour Codes(1) | 1,146 | – | | 1,289 | – | |
| Profit before tax | 38,757 | 35,441 | 9.4 | 39,995 | 37,608 | 6.3 |
| Profit before tax (% of revenue) | 26.0 | 25.9 | | 22.4 | 23.1 | |
| Tax expense*(1) | 9,546 | 9,873 | (3.3) | 10,521 | 10,858 | (3.1) |
| Profit after tax | 29,211 | 25,568 | 14.2 | 29,474 | 26,750 | 10.2 |
| Profit after tax (% of revenue) | 19.6 | 18.7 | | 16.5 | 16.4 | |
| Total other comprehensive income, net of tax | 85 | 105 | | 3,337 | 459 | |
| Total comprehensive income for the year | 29,296 | 25,673 | | 32,811 | 27,209 | |
| Profit attributable to owners of the Company | 29,211 | 25,568 | | 29,440 | 26,713 | |
| Non-controlling interests | NA | NA | | 34 | 37 | |
| Earnings per share (EPS) | | | | | | |
| Basic(2) | 70.87 | 61.58 | 15.1 | 71.58 | 64.50 | 11.0 |
| Diluted(3) | 70.78 | 61.46 | 15.2 | 71.46 | 64.34 | 11.1 |

1 crore = 10 million

Notes: The above figures are extracted from the audited standalone and consolidated financial statements of the Company as per the Indian Accounting Standards (Ind AS). Equity shares are at par value of ₹5 per share.

# Includes profit on sale of property plant and equipment amounting to ₹165 crore on standalone and consolidated basis during the year ended March 31, 2026.

* Includes interest income (pre-tax) of ₹381 crore and ₹327 crore for the years ended March 31, 2026 and March 31, 2025, respectively, and reversal of tax provisions amounting to ₹774 crore and ₹101 crore for the year ended March 31, 2026 and March 31, 2025, respectively, on standalone and consolidated basis. This is on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961 for certain assessment years.

(1) The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendment) and compensated absences by ₹1,146 crore and ₹1,289 crore on standalone and consolidated basis respectively. This also resulted in a lower tax of ₹282 crore and ₹318 crore on standalone and consolidated basis, respectively, for the year ended March 31, 2026.

(2) Excluding the effect of Income Tax orders received under Sections 250 and 254 of the Income-tax Act, 1961 and The Labour Codes provisions notified by the Government of India, Basic EPS increase (in ₹ terms) is 15.9% and 12.1% YoY on standalone and consolidated basis for the year ended March 31, 2026.

(3) Excluding the effect of Income Tax orders received under Sections 250 and 254 of the Income-tax Act, 1961 and The Labour Codes provisions notified by the Government of India, Diluted EPS increase (in ₹ terms) is 16.0% and 12.2% YoY on standalone and consolidated basis for the year ended March 31, 2026.

## Financial position

(In ₹ crore)

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | As at March 31, | | As at March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Net current assets | 40,794 | 45,406 | 51,167 | 54,249 |
| Property, plant and equipment (including capital work-in-progress) | 11,286 | 10,848 | 13,177 | 12,592 |
| Right-of-use assets | 2,851 | 3,078 | 6,177 | 6,311 |
| Goodwill and other intangible assets | 211 | 211 | 14,942 | 12,872 |
| Other non-current assets | 31,912 | 33,631 | 18,182 | 20,029 |
| Total assets | 1,26,691 | 1,24,936 | 1,55,967 | 1,48,903 |
| Non-current lease liabilities | 2,815 | 2,694 | 6,016 | 5,772 |
| Other non-current liabilities | 3,365 | 3,148 | 4,332 | 4,078 |
| Retained earnings – Opening balance | 71,520 | 62,551 | 78,627 | 68,405 |
| *Add:* | | | | |
| Profit for the year | 29,211 | 25,568 | 29,440 | 26,713 |
| Transfer from Special Economic Zone Re-investment Reserve to retained earnings | 1,956 | 2,999 | 2,214 | 2,999 |
| Transfer from Special Economic Zone Re-investment Reserve on utilization | 1,261 | 821 | 1,260 | 881 |
| Changes in the controlling stake of a subsidiary | – | – | 7 | – |
| *Less:* | | | | |
| Dividends | (18,694) | (20,345) | (18,653) | (20,295) |
| Transfer to Special Economic Zone Re-investment Reserve | – | (74) | – | (74) |
| Transfer to legal reserve | – | – | (9) | (2) |
| Buyback of equity shares | (16,346) | – | (16,346) | – |
| Transaction cost relating to buyback (net of tax) | (27) | – | (27) | – |
| Financial liability under options arrangement | – | – | (10) | – |
| *Retained earnings – Closing balance* | 68,881 | 71,520 | 76,503 | 78,627 |
| Equity share capital | 2,027 | 2,076 | 2,024 | 2,073 |
| Other reserves and surplus [(1)] | 9,753 | 13,608 | 8,013 | 12,116 |
| Other comprehensive income | 213 | 128 | 6,312 | 3,002 |
| Non-controlling interest | – | – | 445 | 385 |
| Total equity | 80,874 | 87,332 | 93,297 | 96,203 |
| Total equity and liabilities | 1,26,691 | 1,24,936 | 1,55,967 | 1,48,903 |

[(1)] Excluding retained earnings

## Based on consolidated financial statements

**Revenue distribution by geographical segments (in %)**


57.9
56.1
29.8
32.1
9.2
8.9
3.1
2.9
North America
Europe
Rest of the World
India

**Revenue distribution by business segments (in %)**


27.7
27.9
15.5
16.3
13.3
13.3
13.5
12.9
11.7
12.2
8.0
7.8
7.3
6.9
3.0
2.7
FS (1)
MFG (2)
EURS (3)
Retail (4)
COM (5)
Hi-Tech (6)
LS (7)
Others (8)
2025
2026

(1) FS - Includes enterprises in Financial Services and Insurance
(2) MFG - Includes enterprises in Manufacturing
(3) EURS - Includes enterprises in Energy, Utilities, Resources and Services
(4) Retail - Includes enterprises in Retail, Consumer Packaged Goods and Logistics
(5) COM - Includes enterprises in Communication, Telecom OEM and Media
(6) Hi-Tech - Includes enterprises in Hi-Tech
(7) LS - Includes enterprises in Life Sciences and Healthcare
(8) Others - Includes operating segments of businesses in India, Japan, China, Infosys Public Services and identified enterprises in public services

## Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends, subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend, if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the Capital Allocation Policy, the Board, at its meeting held on September 11, 2025, approved a proposal to buy back fully paid-up equity shares of face value ₹5 each, aggregating up to ₹18,000 crore, which was subsequently approved by shareholders via postal ballot on November 4, 2025.

The Buyback involved the purchase of 10,00,00,000 equity shares, representing approximately 2.41% of the Company's paid-up equity share capital (standalone) as of June 30, 2025, at a price of ₹1,800 per share. The offer was made to all eligible shareholders as on the record date (November 14, 2025) on a proportionate basis through the tender offer route, including shareholders who became eligible via ADS cancellation. The tender period was open from November 20 to November 26, 2025. The buyback was completed on December 4, 2025, with all shares extinguished, resulting in a cash outflow of ₹18,000 crore (excluding transaction costs), funded from free reserves including securities premium, in accordance with Section 68 of the Companies Act, 2013.

Further, as required under Section 69, the Company created a Capital Redemption Reserve of ₹50 crore as at March 31, 2026, equivalent to the nominal value of shares bought back, by appropriating from general reserves.

During the year ended March 31, 2026, the Company paid an interim dividend of ₹23 per equity share and announced a final dividend of ₹25 per share, subject to shareholders' approval in the ensuing Annual General Meeting (AGM), including the final dividend declared above, the Company has returned approximately ₹55,523 crore, which is 82.1% of the free cash flow for fiscal 2025 and 2026 through dividends and buybacks, in line with the Capital Allocation Policy.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

## Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready to meet unforeseen strategic and business needs and opportunities.

As of March 31, 2026, we had ₹40,794 crore in working capital on a standalone basis, and ₹51,167 crore on a consolidated basis.

Consolidated cash and investments stand at ₹28,662 crore on a standalone basis and ₹43,075 crore on a consolidated basis as on March 31, 2026, as against ₹35,916 crore on a standalone basis, and ₹47,549 crore on a consolidated basis as on March 31, 2025.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks with high credit ratings assigned by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically. Liquid assets also include investments in debt mutual fund units, tax-free bonds, Certificates of Deposit (CDs), Commercial Paper (CP), quoted bonds and securities issued by government and quasi-government organizations, and non-convertible debentures. CDs and CPs represent marketable securities of banks, Non-Banking Financial Companies (NBFCs) and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Government securities are highly liquid and marketable instruments issued across tenure, backed by the Government and carrying a sovereign credit. Investments made in non-convertible debentures are issued by government-aided institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier-I capital, capital adequacy ratio, credit rating, profitability, Non Performing Asset (NPA) levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the *Standalone* and *Consolidated financial statements* in this Integrated Annual Report.

## Capital expenditure on tangible assets

**Standalone**


52.2%
₹1,330 crore
47.8%
₹1,218 crore
0.0%
₹1 crore
Total - ₹2,549 crore
24.9%
₹336 crore
75.0%
₹1,013 crore
0.1%
₹2 crore
Total - ₹1,351 crore
2026 Infrastructure Computer equipment Vehicles
2025 Infrastructure Computer equipment Vehicles

**Consolidated**


48.0%
₹1,406 crore
52.0%
₹1,524 crore
0.0%
₹1 crore
Total - ₹2,931 crore
28.4%
₹524 crore
71.5%
₹1,317 crore
0.1%
₹2 crore
Total - ₹1,843 crore
2026 Infrastructure Computer equipment* Vehicles
2025 Infrastructure* Computer equipment* Vehicles*

## Leases

**Standalone**


41.0%
₹318 crore
59.0%
₹457 crore
Total - ₹775 crore
54.9%
₹430 crore
45.1%
₹353 crore
Total - ₹783 crore
2026 Buildings Computer equipment
2025 Buildings Computer equipment

**Consolidated**


23.0%
₹585 crore
76.5%
₹1,940 crore
0.5%
₹12 crore
Total - ₹2,537 crore
38.2%
₹816 crore
61.2%
₹1,306 crore
0.6%
₹13 crore
Total - ₹2,135 crore
2026 Buildings Computer equipment Vehicles
2025 Buildings* Computer equipment Vehicles*

* Excludes additions due to business combinations both for Property, Plant and Equipment (PPE) and leases

## Buyback and dividend

The Company recommended / declared buyback and dividend as under:

| | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Dividend per share (in ₹) | Dividend payout (in ₹ crore) | Buyback (in ₹ crore) | Dividend per share (in ₹) | Dividend payout (in ₹ crore) | Buyback (in ₹ crore) |
| Interim dividend | 23.00 | 9,534 | | 21.00 | 8,698 | |
| Final dividend | 25.00[1] | 10,117[1] | | 22.00 | 9,116 | |
| Total dividend | 48.00 | | | 43.00 | | |
| Buyback at ₹1,800/-# per share | | | 18,000# | | | – |
| Payout ratio (Buyback, interim and final dividend)* | 113.9%[2] | | | 51.6% | | |

Note:

The Company declares and pays dividend in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

* Payout ratio is computed as a percentage of free cash flow prepared under IFRS.

# Excludes buyback transaction cost of ₹58 crore

(1) Recommended by the Board of Directors at its meeting held on April 23, 2026. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 23, 2026. The record date for the purposes of the final dividend will be June 10, 2026 and payment will be made on June 25, 2026.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Including buyback, the Company has returned 82.1% of the cumulative free cash flow for the years ended March 31, 2025 and March 31, 2026.

## Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 ("the Act") form part of the Notes to the financial statements provided in this Integrated Annual Report.

## Transfer to reserves

We do not propose to transfer any amount to the general reserve on declaration of dividend.

## Changes in the nature of business

The Company did not undergo any change in the nature of its business during fiscal 2026.

## Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

## Particulars of contracts or arrangements made with related parties

The Company did not enter into any contracts, arrangements or transactions during fiscal 2026 that fall under the scope of Section 188(1) of the Act. As required under the Act, the prescribed Form AOC-2 is appended as *Annexure 2* to the *Board's report*.

## Management's discussion and analysis

In terms of the provisions of Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations") as amended from time to time, the *Management's discussion and analysis* is set out in this Integrated Annual Report.

## Risk management report

In terms of the provisions of Section 134 of the Act, the *Risk management report* is set out in this Integrated Annual Report.

## Board policies

The details of the policies approved and adopted by the Board as required under the Act and the Securities and Exchange Board of India (SEBI) regulations are provided in *Annexure 8* to the *Board's report*.

## Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments, which affect the financial position of the Company, that have occurred between the end of the financial year to which the financial statements relate and the date of this report except for acquisitions which have been disclosed in the section titled Mergers and Acquisitions (M&A).

## 2. Business description

### Strategy

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reimagine their core offerings, processes and systems rapidly and position themselves as leaders in their industry. Our strategy is to be a navigator for our clients on their AI journey and help them unlock business value. We help our clients ideate, plan and scale their AI future by building strong data foundations with robust cloud capabilities. At the same time, we are also conscious of the need to build adequate safeguards around privacy, ethics, and controls through Responsible AI practices, which we are evangelizing not only within the company, but also across the industry.

### Organization

Our go-to-market business units and solutions are detailed in the *Operating context* section of this Integrated Annual Report.

### Infrastructure

There has been a net increase of 1.87 million sq.ft. of physical infrastructure space during the year. The total available space as on March 31, 2026 stands at 58.20 million sq.ft. We have presence in 59 countries across 290 locations as on March 31, 2026.

### Mergers and Acquisitions (M&A)

Infosys has a systematic M&A approach aimed to strengthen its capabilities, deepen industry expertise, and expand its geographical footprint.

During the year ended March 31, 2026 the Group, completed two business combinations by acquiring 100% partnership interests/ voting interests in:

1. MRE Consulting Ltd., a leading Energy and business consulting services company, headquartered in Texas, U.S. on April 30, 2025.
2. The Missing Link Group, leading Cybersecurity service providers headquartered in Australia on April 30, 2025.

During the year ended March 31, 2026, the Group entered into definitive agreements to:

1. Form a joint venture with Telstra, Australia's leading telecommunications and technology company. As part of this transaction, Infosys will acquire a 75% stake in the Versent Group, Australia's leading digital transformation solutions provider and a wholly owned subsidiary of the Telstra Group, delivering cloud and digital transformation services.
2. Acquire Stratus Global LLC, a leading insurance consulting and technology services company with a focus on Guidewire services, headquartered in the United States. The said acquisition has been completed as on the date of this report.
3. Acquire Optimum Achieve Holdings, Inc., together with its subsidiaries, including Optimum Healthcare IT, LLC, a leading healthcare digital transformation and consulting company headquartered in the United States.

Note: The Versent Group comprises Telstra Purple Pty Ltd and represents the integrated operations of Versent, Epicon, Telstra Purple Digital, and associated Cloud Access products. Telstra Purple Digital is a carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

### Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 30 direct subsidiaries and 76 step-down subsidiaries. As on March 31, 2026, we have 30 direct subsidiaries and 84 step-down subsidiaries. Further, the Company does not have any material subsidiary.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Act, we have prepared the Consolidated financial statements of the Company, which form part of this Integrated Annual Report.

Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2026.

In accordance with Section 136 of the Act, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of its subsidiaries, are available on our website, at www.infosys.com.

## 3. Human resources management

Infosys' people strategy continues to be anchored in building a high-performing, inclusive, and future-ready workforce. The Company focuses on attracting and developing top talent, nurturing internal leadership pipelines, and delivering a world-class employee experience through thoughtfully designed policies, systems, and programs. A strong culture of meritocracy, continuous learning, diversity, equity and inclusion, flexible work models, and technology-led enablement underpins sustained employee engagement, productivity, and business excellence. These best-in-class HR practices continue to earn Infosys significant external recognition and industry accolades.

Complementing this is a robust framework for employee grievance redressal through structured Resolution Hubs, reinforcing the Company's commitment to a safe, fair, and positive work environment. Guided by principles of natural justice, confidentiality, non-retaliation, and timely resolution, concerns are addressed with sensitivity and procedural rigor. Preventive and enablement initiatives, together with statutory mechanisms such as Internal Committees for prevention and redressal of sexual harassment, further strengthen trust, awareness, and accountability across the organization.

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Further, no cases pertaining to complaints filed, are pending for more than 90 days.

Other disclosures and information are set out in the *Management's discussion and analysis* section.

### Particulars of employees

The Company had 2,52,753 employees on a standalone basis and 3,28,594 employees on a consolidated basis as of March 31, 2026.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Act) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings/Documents/exhibitboards-report2026.pdf. The Integrated Annual Report is being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Act, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

### Employee stock options / Restricted Stock Units (RSUs) / Performance stock units (PSUs)

The Company grants share-based benefits to eligible employees with a view to attract, retain the best talent, and encourage employees to align individual performances with the Company objectives, and promote their increased participation in the growth of the Company.

#### Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders at the AGM, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator.

Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

Further, based on the recommendation of the Nomination and Remuneration Committee, the board approved the amendment to the 2019 Plan to extend the grant period by seven (7) years from the date of shareholder approval, thereby extending the validity of the Plan to a total period of ten (10) years from such approval, for the grant of stock incentives to eligible employees of the Company and its subsidiary companies. The amendment to the 2019 Plan shall be subject to the shareholders approval and the details of the amendment are available in Explanatory statement of the Notice of the 45th Annual General Meeting of the Company.

#### 2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will generally vest over a period of four years and shall be exercisable within the period as approved by the administrator. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended from time to time, and there has been no material change to the plans during fiscal 2026 except for the changes in 2019 plan as proposed in the ensuing AGM.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2026.pdf.

The details of the 2019 Plan and 2015 Plan also form part of the Notes to accounts of the financial statements in this Integrated Annual Report.

## 4. Corporate governance

### Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2026 forms part of this Integrated Annual Report.

### Board diversity

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills, including expertise in financial, diversity, global business, leadership, information technology, mergers and acquisitions, Board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity.

The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

### Number of meetings of the Board

The Board met eight times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Integrated Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Act.

### Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board and separate its functions of governance and management. As of March 31, 2026, the Board has nine members, consisting of an executive director, a non-executive and non-independent director and seven independent directors. Two of the independent directors on the Board are women. Post fiscal 2026, Diane Enberg Jurgens has been appointed as an Additional and Independent Director on the Board of the Company with effect from April 22, 2026, subject to shareholders approval. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate overview* section that forms part of this Integrated Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Act, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

### Declaration by independent directors

The Company has received necessary declaration from each independent director that he / she meets the criteria of independence laid down in Section 149(6), Code for independent directors of the Act and Regulation 16(1)(b) of the Listing Regulations.

### Board evaluation

The Nomination and Remuneration Committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole, was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2026. The evaluation parameters and the process are explained in the *Corporate governance report* that forms part of this Integrated Annual Report.

### Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/ investors/corporate-governance/Documents/appointment-independent-director.pdf.

### Directors and Key Managerial Personnel (KMP)

#### Inductions

During fiscal 2026, no directors or KMP were appointed. However, post fiscal 2026, Diane Enberg Jurgens has been appointed as an Additional and Independent Director effective April 22, 2026 for a period of three (3) years till April 21, 2029, subject to the approval of the shareholders.

In the opinion of the Board, Diane possesses requisite integrity, expertise, experience and proficiency.

#### Reappointment

The Nomination and Remuneration Committee, after taking into account the performance evaluation of Helene Auriol Potier and considering her knowledge, acumen, expertise, experience, substantial contribution and time commitment, recommended her reappointment for a second term of five (5) years. Accordingly, post fiscal 2026, the Board approved her reappointment as an Independent Director from May 26, 2026 to May 25, 2031, subject to shareholders' approval.

Director liable to retire by rotation

Pursuant to the provisions of the Act, Nandan Nilekani, Chairman and Non-Executive and Non-Independent Director, who is liable to retire at the forthcoming Annual General Meeting, is eligible and has offered himself for reappointment. Based on the performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment.

Retirements and resignations

During the year, no Directors or KMP retired or resigned.

## Committees of the Board

As on March 31, 2026, the Board had six committees: Audit Committee, Corporate Social Responsibility Committee, Nomination and Remuneration Committee, Risk Management Committee, Stakeholders Relationship Committee and Environment, Social and Governance (ESG) Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee.

A Cybersecurity Risk Sub-Committee of the Risk Management Committee has been constituted to assess and enhance preparedness to mitigate cybersecurity risks. The sub-committee comprises only independent directors, one of whom is chosen as the chairperson of the committee.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*, which forms part of this Integrated Annual Report.

## Cybersecurity

At Infosys, our employees operate in a hybrid model. Hence, we continue to remain vigilant about and stay abreast of the evolving cybersecurity threats globally. To maintain a strong cybersecurity posture, the Information Security team monitors global cybersecurity events, ensuring compliance and its sustenance. Infosys is certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have been attested for SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During fiscal 2026, we successfully strengthened our cybersecurity posture by embracing cutting-edge technology, tools, and processes. We focused on continuous cybersecurity workforce training and reskilling, fostering an inclusive security culture with shared ownership, while strengthening capabilities across AI/ML security, cyber resiliency, and secure supply chain ecosystems. We have empowered the developer community with dedicated courses and resource kits, aligning with our broader initiatives to enhance cybersecurity processes, technologies, and overall posture.

## Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error-reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion* and analysis, which forms part of this Integrated Annual Report.

## Annual return

In accordance with the Act, the annual return in the prescribed format is available at https://www.infosys.com/investors/reportsfilings/documents/annual-returns-2025-26.pdf.

## Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

## Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE).

## Investor Education and Protection Fund (IEPF)

During the year, the Company transferred the unclaimed and un-encashed dividends of ₹6,12,63,126 to the IEPF. Further, 7,23,720 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred. The Company also paid ₹3,39,64,248 towards dividend in respect of shares that were held by the IEPF.

The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend accounts up to the year, and the corresponding shares, which are liable to be transferred, are provided in the *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF. Details of shares / dividend transferred to the IEPF can also be obtained by accessing https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

Members are requested to claim the dividend(s), which have remained unclaimed/unpaid, by sending a written request to the Company at investors@infosys.com or to the Company's Registrar and Transfer Agent KFin Technologies Ltd at einward.ris@kfintech.com or at their address at KFin Technologies Ltd, Selenium Tower B, Plot Nos. 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad - 500032. Members can find the details of Nodal Officer appointed by the Company under the provisions of the IEPF and the details of unclaimed dividend and shares at https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

## Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, and defined benefit liability / (asset), which is recognized at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Act and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In the preparation of the annual accounts for the financial year ended March 31, 2026, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

## 5. Audit reports and auditors

### Audit reports

The Auditors' Report for fiscal 2026 does not contain any qualification, reservation, or adverse remark. The report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2026 does not contain any qualification, reservation, or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*, which forms part of this Integrated Annual Report.

The Auditor's Certificate confirming compliance with conditions of corporate governance as stipulated under the Listing Regulations, for fiscal 2026 is enclosed as *Annexure 4* to the *Board's report*, which forms part of this Integrated Annual Report.

The Secretarial Auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be made available at the AGM, electronically.

### Auditors

#### Statutory auditor

Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration no: 117366 W/W-100018) was appointed as the statutory auditors of the Company, to hold office for the second term of five consecutive years from the conclusion of the 41st AGM of the Company held on June 25, 2022, till the conclusion of the 46th AGM to be held in 2027, as required under Section 139 of the Act read with the Companies (Audit and Auditors) Rules, 2014.

Pursuant to the mandatory auditor rotation requirements under Section 139 of the Companies Act, 2013, the audit committee proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company's intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

#### Secretarial auditor

Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), was appointed as secretarial auditor of the Company to hold office for a term of five consecutive years commencing from financial year 2025-26 till financial year 2029-30 in the 44th AGM of the Company held on June 25, 2025, as required under Section 204 of the Act and Rules thereunder.

#### Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Act are not applicable for the business activities carried out by the Company.

#### Reporting of frauds by auditors

During fiscal 2026, the statutory auditor and the secretarial auditor have not reported any instance of fraud committed in the Company by its officers or employees.

## 6. Corporate Social Responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company undertakes its CSR initiatives primarily through the Infosys Foundation, focusing on areas such as education, healthcare, women empowerment, and environmental sustainability. Its key areas of intervention include education and skill development to enable sustained livelihoods; healthcare, including preventive health; environmental sustainability and ecological balance; gender equality and empowerment of women; promotion of national heritage, art and culture; rural development; and disaster relief and rehabilitation.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*, which forms part of this Integrated Annual Report. Infosys also undertakes CSR initiatives outside of India, in US, Australia, and various parts of Europe. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, Infosys Foundation, and Infosys Foundation USA form part of this Integrated Annual Report.

### Environmental, Social and Governance (ESG)

In October 2020, the Company launched its ESG Vision 2030. Our focus is steadfast on leveraging technology to battle climate change, water management and waste management. On the social front, the emphasis is on the development of people, especially in the areas of digital skilling, improving diversity and inclusion, facilitating employee wellness and experience, delivering technology for good and energizing the communities we work in. We are also redoubling our efforts to serve the interests of all our stakeholders, by leading through our core values and setting benchmarks in corporate governance.

The ESG Committee was constituted on April 14, 2021, to oversee matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. The ESG Committee reports to the Board and meets every quarter to review progress on the ESG ambitions mentioned in our ESG Vision 2030.

### Business Responsibility and Sustainability Report (BRSR)

In accordance with Regulation 34(2)(f) of the Listing Regulations, the BRSR forms part of this Integrated Annual Report. The report describes initiatives undertaken by the Company from an environmental, social and governance perspective. Further, SEBI vide its circular no. SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023, updated the format of BRSR to incorporate BRSR core, a subset of BRSR, indicating specific Key Performance Indicators (KPIs) under nine ESG attributes, which are subject to mandatory reasonable assurance by an independent assurance provider. In accordance with this requirement, the Company has appointed Deloitte Haskins & Sells LLP as the assurance provider.

In addition to this, we also publish a comprehensive ESG Report annually, based on the GRI standard 2021. The ESG Report is available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2025-26.pdf. Deloitte Haskins & Sells LLP has also assured certain select indicators of the ESG report designed based on GRI standards.

## 7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Section 134(3)(m) of the Act, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*, which forms part of this Integrated Annual Report.

## 8. Other disclosures and affirmations

Pursuant to the provisions of Companies (Accounts) Rules, 2014, the Company affirms that for the year ended on March 31, 2026:

a. There were no proceedings, either filed by the Company or against the Company, pending under the Insolvency and Bankruptcy Code, 2016, before the National Company Law Tribunal or any other court.

b. There was no instance of one-time settlement with any bank or financial institution.

c. There were no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

d. It has complied with the provisions of the Maternity Benefit Act, 1961 and the rules made thereunder, including all applicable obligations relating to maternity benefits for eligible employees.

## Acknowledgements

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, co-operation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Chennai, Gurugram, Hyderabad, Kolkata, Mumbai, Noida, Pune, Ahmedabad, Bhubaneswar, Chandigarh, Coimbatore, Guwahati, Hubballi, Indore, Kochi, Jaipur, Mangaluru, Mohali, Mysuru, Nagpur, Thiruvananthapuram and Visakhapatnam – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Georgia, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

| Bengaluru<br>April 23, 2026 | Sd/-<br>**Nandan M. Nilekani**<br>*Chairman*<br>DIN: 00041245 | Sd/-<br>**Salil Parekh**<br>*Chief Executive Officer and Managing Director*<br>DIN : 01876159 |
|---|---|---|

# Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies/ joint ventures

*(Pursuant to first provision to sub-section (3) of Section 129 of the Companies Act 2013, read with Rule 5 of the companies (Accounts) Rules, 2014 - AOC -1)*

(In ₹ crore, except % of shareholding and exchange rate)

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit / (Loss) before taxation[4] | Provision for taxation[4] | Profit / (Loss) after taxation[4] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Infosys BPM Limited[2] | India | Mar 31, 2026 | NA | INR | 34 | 3,216 | 5,576 | 2,326 | 872 | 9,075 | 981 | 200 | 781 | 100 |
| 2 | Infosys Automotive and Mobility GmbH & Co. KG[2] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 15 | (1,397) | 5,931 | 7,313 | – | 3,582 | 12 | 42 | (30) | 100 |
| 3 | Infosys McCamish Systems LLC[2] | United States | Dec 31, 2025 | Dec 4, 2009 | 1 USD = ₹89.88 | 175 | 1,268 | 6,181 | 4,738 | – | 3,699 | 395 | 94 | 301 | 100 |
| 4 | EdgeVerve Systems Limited (EdgeVerve)[2] | India | Mar 31, 2026 | NA | INR | 1,312 | 155 | 2,429 | 962 | 52 | 4,512 | 1,709 | 451 | 1,258 | 100 |
| 5 | Infosys Public Services, Inc. USA (Infosys Public Services)[2] | United States | Mar 31, 2026 | NA | 1 USD = ₹94.84 | 98 | 2,019 | 2,637 | 520 | – | 2,027 | 221 | 50 | 171 | 100 |
| 6 | Infy Consulting Company Ltd[6] | United Kingdom | Mar 31, 2026 | NA | 1 GBP = ₹125.51 | 135 | 357 | 1,783 | 1,291 | – | 3,029 | 181 | 48 | 133 | 100 |
| 7 | Infosys Poland Sp. Z.o.o[2] | Poland | Mar 31, 2026 | Oct 1, 2007 | 1 PLN = ₹25.34 | 4 | 1,581 | 2,055 | 470 | 198 | 1,352 | 206 | 39 | 167 | 100 |
| 8 | Stater Nederland B.V.[7] | The Netherlands | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 8 | 182 | 1,659 | 1,469 | – | 1,539 | 44 | 11 | 33 | 75 |
| 9 | Infosys Technologies (China) Co. Limited (Infosys China)[2] | China | Dec 31, 2025 | NA | 1 RMB = ₹12.87 | 368 | 511 | 1,333 | 454 | – | 1,076 | 154 | 20 | 134 | 100 |
| 10 | Infosys Compaz PTE Ltd (Temasek)[10] | Singapore | Mar 31, 2026 | Nov 16, 2018 | 1 SGD = ₹73.53 | 13 | 403 | 653 | 237 | – | 690 | 78 | 15 | 63 | 60 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit/ (Loss) before taxation[1] | Provision for taxation[1] | Profit/ (Loss) after taxation[1] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 11 | Infosys Consulting AG[4] | Switzerland | Dec 31, 2025 | NA | 1 CHF = ₹113.27 | 1 | 156 | 330 | 173 | – | 570 | 61 | 12 | 49 | 100 |
| 12 | Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[2] | Mexico | Dec 31, 2025 | NA | 1 MXN = ₹4.99 | 65 | 630 | 938 | 243 | – | 749 | 78 | 28 | 50 | 100 |
| 13 | Infosys Consulting GmbH[4] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 17 | 184 | 334 | 133 | – | 493 | 31 | 9 | 22 | 100 |
| 14 | Infosys (Czech Republic) Limited s.r.o.[5] | Czech Republic | Mar 31, 2026 | NA | 1 CZK = ₹4.42 | 3 | 103 | 213 | 107 | – | 309 | (14) | 2 | (16) | 100 |
| 15 | Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[2] | China | Dec 31, 2025 | NA | 1 RMB = ₹12.87 | 1,004 | (640) | 829 | 465 | – | 419 | (72) | – | (72) | 100 |
| 16 | Infosys Consulting Ltda.[2] | Brazil | Dec 31, 2025 | NA | 1 BRL = ₹16.4 | 421 | (218) | 428 | 225 | – | 405 | 31 | 5 | 26 | 100 |
| 17 | Infosys Romania S.R.L. *(formerly Infosys Consulting S.R.L. (Romania))*[2] | Romania | Dec 31, 2025 | NA | 1 RON = ₹20.71 | 17 | 144 | 286 | 125 | – | 428 | 23 | 3 | 20 | 100 |
| 18 | HIPUS Co., Ltd[1][8] | Japan | Mar 31, 2026 | April 1, 2019 | 1 JPY = ₹0.59 | 32 | 166 | 1,549 | 1,351 | – | 449 | 67 | 11 | 56 | 79 |
| 19 | Portland Group Pty Ltd[5] | Australia | Mar 31, 2026 | Jan 4, 2012 | 1 AUD = ₹65.02 | 18 | 40 | 319 | 261 | – | 189 | (2) | 1 | (3) | 100 |
| 20 | Panaya Ltd.[7] | Israel | Dec 31, 2025 | NA | 1 USD = ₹89.88 | 256 | (401) | 226 | 371 | – | 383 | 50 | (107) | 157 | 100 |
| 21 | Fluido Oy[12] | Finland | Dec 31, 2025 | Oct 11, 2018 | 1 EUR = ₹105.47 | 5 | 158 | 264 | 101 | – | 329 | 5 | – | 5 | 100 |
| 22 | Infosys Technologies (Sweden) AB. (Infosys Sweden)[2] | Sweden | Dec 31, 2025 | NA | 1 SEK = ₹ 9.75 | 2 | 173 | 384 | 209 | – | 425 | 44 | 10 | 34 | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit / (Loss) before taxation[3] | Provision for taxation[3] | Profit / (Loss) after taxation[3] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 23 | Infosys Management Consulting Pty. Limited[4] | Australia | Dec 31, 2025 | NA | 1 AUD = ₹60.07 | 17 | 65 | 148 | 66 | – | 452 | 34 | 11 | 23 | 100 |
| 24 | BASE life science A/S[13] | Denmark | Jun 30, 2025 | Sep 1, 2022 | 1 DKK = ₹13.47 | 1 | 67 | 239 | 171 | – | 260 | (42) | (1) | (41) | 100 |
| 25 | Stater Belgium N.V./S.A.[7] | Belgium | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 54 | 72 | 191 | 65 | – | 240 | 31 | 10 | 21 | 75 |
| 26 | GuideVision, s.r.o.[15] | Czech Republic | Dec 31, 2025 | Oct 1, 2020 | 1 CZK = ₹4.35 | – | 206 | 383 | 177 | – | 291 | 46 | 9 | 37 | 100 |
| 27 | Infosys Luxembourg S.a.r.l[2] | Luxembourg | Mar 31, 2026 | NA | 1 EUR = ₹109 | 26 | 86 | 172 | 60 | – | 241 | 55 | 12 | 43 | 100 |
| 28 | Stater N.V.[10] | The Netherlands | Dec 31, 2025 | May 23, 2019 | 1 EUR = ₹105.47 | 36 | 474 | 1,226 | 716 | – | 299 | 32 | 1 | 31 | 75 |
| 29 | Infosys Singapore Pte. Ltd. (Infosys Singapore)[2][48] | Singapore | Dec 31, 2025 | NA | 1 SGD = ₹69.88 | 7,718 | (322) | 9,739 | 2,343 | – | 316 | 144 | 20 | 124 | 100 |
| 30 | Infosys (Malaysia) Sdn. Bhd.[12] | Malaysia | Mar 31, 2026 | Dec 14, 2021 | 1 MYR = ₹23.55 | 29 | 7 | 69 | 33 | – | 161 | 9 | 5 | 4 | 100 |
| 31 | WongDoody GmbH[18][24] | Germany | Dec 31, 2025 | Apr 20, 2022 | 1 EUR = ₹105.47 | – | 25 | 113 | 88 | – | 237 | (23) | – | (23) | 100 |
| 32 | Simplus Australia Pty Ltd[13] | Australia | Dec 31, 2025 | NA | 1 AUD = ₹60.07 | 18 | 16 | 76 | 42 | – | 108 | 20 | 5 | 15 | 100 |
| 33 | Infosys Public Services Canada Inc.[14] | Canada | Mar 31, 2026 | NA | 1 CAD = ₹68.15 | 13 | 19 | 42 | 10 | – | 82 | (4) | (1) | (3) | 100 |
| 34 | Fluido Sweden AB[16] | Sweden | Dec 31, 2025 | NA | 1 SEK = ₹9.75 | – | 100 | 123 | 23 | – | 110 | 16 | 4 | 12 | 100 |
| 35 | Infosys Fluido U.K, Ltd. *(formerly known as Simplus U.K, Ltd)*[18] | United Kingdom | Dec 31, 2025 | NA | 1 GBP = ₹120.78 | 4 | – | 51 | 47 | – | 114 | 11 | – | 11 | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit/ (Loss) before taxation[4] | Provision for taxation[4] | Profit/ (Loss) after taxation[4] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 36 | Infosys BPO Americas LLC[5] | United States | Mar 31, 2026 | NA | 1 USD = ₹94.84 | 130 | (10) | 147 | 27 | – | 56 | 17 | 5 | 12 | 100 |
| 37 | Infy Consulting B.V.[6] | The Netherlands | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 1 | 79 | 112 | 32 | – | 114 | 8 | 1 | 7 | 100 |
| 38 | Infosys Chile SpA[2] | Chile | Dec 31, 2025 | NA | 1 CLP = ₹0.1 | 7 | 64 | 83 | 12 | – | 120 | 28 | 17 | 11 | 100 |
| 39 | Simplus Philippines, Inc.[8] | Philippines | Jan 31, 2026 | NA | 1 PHP = ₹1.56 | 8 | 13 | 29 | 8 | – | 64 | 3 | 1 | 2 | 100 |
| 40 | HypoCasso B.V.[7] | The Netherlands | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 8 | 16 | 65 | 41 | – | 83 | 16 | 4 | 12 | 75 |
| 41 | Infosys Consulting SAS[8] | France | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 29 | (15) | 45 | 31 | – | 109 | 14 | 3 | 11 | 100 |
| 42 | Panaya Inc. (Panaya)[2] | United States | Dec 31, 2025 | Mar 5, 2015 | 1 USD = ₹89.88 | – | 182 | 322 | 140 | – | 104 | 6 | 11 | (5) | 100 |
| 43 | Infosys Middle East FZ LLC[12] | United Arab Emirates | Dec 31, 2025 | Jan 1, 2018 | 1 AED = ₹24.47 | 1 | (13) | 45 | 57 | – | 84 | (2) | – | (2) | 100 |
| 44 | BASE life science AG[16] | Switzerland | Jun 30, 2025 | Sep 1, 2022 | 1 CHF = ₹107.54 | 1 | (7) | 53 | 59 | – | 81 | (26) | – | (26) | 100 |
| 45 | Fluido Norway A/S[18] | Norway | Dec 31, 2025 | NA | 1 NOK = ₹8.93 | – | 78 | 95 | 17 | – | 61 | 10 | 2 | 8 | 100 |
| 46 | Infosys Limited Bulgaria EOOD[2] | Bulgaria | Dec 31, 2025 | NA | 1 BGN = ₹54.02 | 2 | 17 | 39 | 20 | – | 91 | 6 | – | 6 | 100 |
| 47 | Infosys Consulting (Belgium) NV[8] | Belgium | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 3 | 1 | 44 | 40 | – | 61 | 7 | 1 | 6 | 100 |
| 48 | Fluido Denmark A/S[18] | Denmark | Dec 31, 2025 | NA | 1 DKK = ₹14.12 | 3 | (170) | 106 | 273 | – | 66 | (155) | 4 | (159) | 100 |
| 49 | Infosys Business Solutions LLC[2] | Qatar | Dec 31, 2025 | Feb 20, 2022 | 1 QAR = ₹24.59 | 8 | 58 | 83 | 17 | – | 64 | 22 | 3 | 19 | 100 |
| 50 | Infosys Green Forum[2] | India | Mar 31, 2026 | NA | INR | 1 | 312 | 345 | 32 | 16 | 44 | 8 | – | 8 | 100 |
| 51 | BASE life science GmbH[19] | Germany | Jun 30, 2025 | Sep 1, 2022 | 1 EUR = ₹100.51 | – | (3) | 20 | 23 | – | 26 | (2) | – | (2) | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit / (Loss) before taxation[3] | Provision for taxation[3] | Profit / (Loss) after taxation[3] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 52 | BASE life science S.L.[19] | Spain | Jun 30, 2025 | NA | 1 EUR = ₹100.51 | – | 3 | 51 | 48 | – | 44 | (13) | (4) | (9) | 100 |
| 53 | Infosys Consulting S.R.L.[2][26] | Argentina | Dec 31, 2025 | NA | 1 ARS = ₹0.06 | 14 | (41) | 72 | 99 | – | 48 | (47) | 2 | (49) | 100 |
| 54 | BASE life science Ltd.[19] | United Kingdom | Jun 30, 2025 | Sep 1, 2022 | 1 GBP = ₹117.45 | – | 8 | 20 | 12 | – | 35 | 1 | – | 1 | 100 |
| 55 | GuideVision Magyarország Kft.[28] | Hungary | Dec 31, 2025 | NA | 1 HUF = ₹0.27 | – | 7 | 13 | 6 | – | 37 | 8 | – | 8 | 100 |
| 56 | Infosys South Africa (Pty) Ltd[12] | South Africa | Dec 31, 2025 | NA | 1 ZAR = ₹5.41 | 8 | 9 | 144 | 127 | – | 133 | 7 | 2 | 5 | 100 |
| 57 | GuideVision Polska Sp. z o.o[28] | Poland | Dec 31, 2025 | NA | 1 PLN = ₹24.96 | – | (1) | 9 | 10 | – | 27 | (1) | – | (1) | 100 |
| 58 | WongDoody D.O.O[21] | Serbia | Dec 31, 2025 | Apr 20, 2022 | 1 RSD = ₹0.9 | – | 8 | 9 | 1 | – | 22 | 2 | – | 2 | 100 |
| 59 | Idunn Information Technology Private Limited[2] | India | Mar 31, 2026 | Sept 1, 2023 | INR | – | 77 | 78 | 1 | – | – | (2) | 1 | (3) | 100 |
| 60 | Infosys Austria GmbH[2] | Austria | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 1 | 3 | 64 | 60 | – | 33 | 3 | 1 | 2 | 100 |
| 61 | WongDoody Limited (Taipei)[21] | Taiwan | Dec 31, 2025 | Apr 20, 2022 | 1 TWD = ₹2.87 | – | 2 | 2 | – | – | 4 | – | – | – | 100 |
| 62 | WongDoody Shanghai Co. Ltd.[21] | China | Dec 31, 2025 | Apr 20, 2022 | 1 RMB = ₹12.87 | 1 | 5 | 12 | 6 | – | 3 | – | – | – | 100 |
| 63 | Panaya Germany GmbH [11] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | (1) | 12 | 13 | – | 21 | 1 | – | 1 | 100 |
| 64 | GuideVision Suomi Oy[28] | Finland | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | (6) | 2 | 8 | – | 6 | (3) | – | (3) | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit/ (Loss) before taxation[4] | Provision for taxation[4] | Profit/ (Loss) after taxation[4] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 65 | Fluido Slovakia s.r.o.[18] | Slovakia | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 1 | 8 | 11 | 2 | – | 12 | 1 | – | 1 | 100 |
| 66 | Infosys Financial Services GmbH *(formerly known as Panaya GmbH)*[12] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | 5 | 9 | 4 | – | 8 | – | – | – | 100 |
| 67 | GuideVision Deutschland GmbH[28] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | (11) | 4 | 15 | – | 2 | – | – | – | 100 |
| 68 | Infosys Fluido Ireland, Ltd.[22] | Ireland | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 1 | 9 | 11 | 1 | – | 9 | 3 | – | 3 | 100 |
| 69 | BASE life science S.R.L.[19] | Italy | Jun 30, 2025 | Sep 1, 2022 | 1 EUR = ₹100.51 | – | (1) | 11 | 12 | – | 11 | (1) | – | (1) | 100 |
| 70 | BASE life science S.A.S[19] | France | Jun 30, 2025 | Sep 1, 2022 | 1 EUR = ₹100.51 | – | 1 | 10 | 9 | – | 13 | – | – | – | 100 |
| 71 | Infosys Norway AS[12] | Norway | Dec 31, 2025 | NA | 1 NOK = ₹8.93 | 2 | (1) | 24 | 23 | – | 41 | – | – | – | 100 |
| 72 | Stater GmbH[7] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | (87) | 12 | 99 | – | 24 | (22) | – | (22) | 75 |
| 73 | Stater XXL B.V.[7] | The Netherlands | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | – | 1 | 2 | 1 | – | 2 | 1 | – | 1 | 75 |
| 74 | BASE life science Inc.[8] | United States | Jun 30, 2025 | Sep 1, 2022 | 1 USD = ₹85.76 | – | 1 | 3 | 2 | – | 11 | (3) | (1) | (2) | 100 |
| 75 | Infosys Nova Holdings LLC (Infosys Nova)[2] | United States | Dec 31, 2025 | NA | 1 USD = ₹89.88 | 3,053 | 523 | 4,127 | 551 | – | 2,969 | 221 | 34 | 187 | 100 |
| 76 | Infosys Consulting Holding AG[2] | Switzerland | Dec 31, 2025 | Oct 22, 2012 | 1 CHF = ₹113.27 | 162 | 475 | 662 | 25 | – | – | 143 | 3 | 140 | 100 |
| 77 | Infosys Germany Holding GmbH[2] | Germany | Dec 31, 2025 | NA | 1 EUR = ₹105.47 | 2 | 2 | 51 | 47 | – | 45 | 2 | 1 | 1 | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit / (Loss) before taxation[3] | Provision for taxation[3] | Profit / (Loss) after taxation[3] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 78 | Infosys Turkey Bilgi Teknolojileri Limited Sirketi[2] | Turkey | Dec 31, 2025 | NA | 1 TRY = ₹2.09 | 103 | (98) | 190 | 185 | – | 72 | (19) | – | (19) | 100 |
| 79 | In-tech GmbH[26] | Germany | Dec 31, 2025 | July 17, 2024 | 1 EUR = ₹105.47 | 1 | 353 | 763 | 409 | – | 1,232 | (203) | (12) | (191) | 100 |
| 80 | drivetech Fahrversuch GmbH[26] | Germany | Dec 31, 2025 | July 17, 2024 | 1 EUR = ₹105.47 | – | 4 | 6 | 2 | – | 16 | 1 | – | 1 | 100 |
| 81 | In-tech Engineering S.R.L. (formerly known as ProIT)[26][4] | Romania | Dec 31, 2025 | July 17, 2024 | 1 RON = ₹20.71 | – | 17 | 22 | 5 | – | 32 | (14) | (2) | (12) | 100 |
| 82 | In-tech Automotive Engineering SL[26] | Spain | Dec 31, 2025 | July 17, 2024 | 1 EUR = ₹105.47 | – | (6) | 11 | 17 | – | 27 | (1) | – | (1) | 100 |
| 83 | In-tech Engineering s.r.o[26] | Czech Republic | Dec 31, 2025 | July 17, 2024 | 1 CZK = ₹4.35 | 1 | 16 | 20 | 3 | – | 29 | 5 | 1 | 4 | 100 |
| 84 | In-tech Engineering GmbH[26] | Austria | Dec 31, 2025 | July 17, 2024 | 1 EUR = ₹105.47 | 1 | 6 | 11 | 4 | – | 36 | 2 | 1 | 1 | 100 |
| 85 | In-tech Group Ltd[26] | United Kingdom | Dec 31, 2025 | July 17, 2024 | 1 GBP = ₹120.78 | – | 11 | 15 | 4 | – | 40 | 3 | – | 3 | 100 |
| 86 | In-tech Automotive Engineering Shenyang Co. Ltd[26] | China | Dec 31, 2025 | July 17, 2024 | 1 RMB = ₹12.87 | 2 | 25 | 42 | 15 | – | 67 | 16 | 2 | 14 | 100 |
| 87 | In-tech Automotive Engineering Bejing Co., Ltd[26] | China | Dec 31, 2025 | July 17, 2024 | 1 RMB = ₹12.87 | – | 1 | 3 | 2 | – | 14 | (1) | – | (1) | 100 |
| 88 | Infy tech SAS[12][17] | France | Dec 31, 2025 | July 17, 2024 | 1 EUR = ₹105.47 | 19 | 9 | 85 | 57 | – | 53 | 10 | 2 | 7 | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[3] (includes inter-company transactions) | Profit/ (Loss) before taxation[4] | Provision for taxation[4] | Profit/ (Loss) after taxation[4] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 89 | Insemi Technology Services Private Limited[28] | India | Mar 31, 2026 | May 10, 2024 | INR | 1 | 29 | 130 | 100 | – | 298 | (11) | – | (11) | 100 |
| 90 | Elbrus Labs Private Limited[28][27] | India | Mar 31, 2026 | May 10, 2024 | INR | – | 2 | 8 | 6 | – | 11 | (2) | – | (2) | 100 |
| 91 | Infosys Services (Thailand) Limited[2][28] | Thailand | Mar 31, 2026 | July 3, 2024 | 1 THB = ₹2.89 | 12 | (5) | 13 | 6 | – | 11 | (5) | – | (5) | 100 |
| 92 | In-tech Group India Private Ltd[24] | India | Mar 31, 2026 | July 17, 2024 | INR | – | 3 | 10 | 7 | – | 21 | 3 | 1 | 2 | 100 |
| 93 | Infosys BPM UK Limited[5] | United Kingdom | Mar 31, 2026 | NA | 1 GBP = ₹125.51 | 23 | 2 | 25 | – | – | – | – | – | – | 100 |
| 94 | Infosys BPM Netherlands B.V.[6][27] | The Netherlands | Mar 31, 2026 | NA | 1 EUR = ₹109 | 6 | – | 6 | – | – | – | – | – | – | 100 |
| 95 | Infosys Australia Technology Services Pty Ltd[12][24] | Australia | Jun 30, 2025 | NA | 1 AUD = ₹55.96 | 466 | – | 523 | 57 | – | – | – | – | – | 100 |
| 96 | The Missing Link Automation Pty Ltd[29] | Australia | Jun 30, 2025 | Apr 30, 2025 | 1 AUD = ₹55.96 | – | (22) | 1 | 23 | – | 1 | – | – | – | 100 |
| 97 | The Missing Link Network Integration Pty Ltd[29] | Australia | Jun 30, 2025 | Apr 30, 2025 | 1 AUD = ₹55.96 | – | 24 | 67 | 43 | – | 16 | (2) | (1) | (1) | 100 |
| 98 | The Missing Link Security Pty Ltd[29] | Australia | Jun 30, 2025 | Apr 30, 2025 | 1 AUD = ₹55.96 | – | 51 | 169 | 118 | – | 39 | 11 | 3 | 8 | 100 |
| 99 | The Missing Link Security Ltd[29] | United Kingdom | Jun 30, 2025 | Apr 30, 2025 | 1 GBP = ₹117.45 | – | (13) | 4 | 17 | – | – | – | – | – | 100 |
| 100 | MRE Consulting Ltd[29] | United States | Mar 31, 2026 | Apr 30, 2025 | 1 USD = ₹94.84 | – | 100 | 241 | 141 | – | 583 | 35 | 7 | 28 | 100 |

| Sl. No. | Name of the subsidiary | Country | Financial period ended | Date of acquisition | Exchange rate/ Reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[*] (includes inter-company transactions) | Profit/ (Loss) before taxation[*] | Provision for taxation[*] | Profit/ (Loss) after taxation[*] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 101 | MRE Technology Services, LLC[28] | United States | Mar 31, 2026 | Apr 30, 2025 | 1 USD = ₹94.84 | – | 26 | 31 | 5 | – | 2 | 2 | – | 2 | 100 |
| 102 | Infosys Germany SE *(formerly Blitz 24-893 SE)*[27][26] | Germany | Dec 31, 2025 | Oct 17, 2024 | 1 EUR = ₹105.47 | 1 | 3,977 | 4,546 | 568 | 8 | – | (7) | – | (7) | 100 |
| 103 | GuideVision UK Ltd[20][22] | United Kingdom | Dec 31, 2025 | NA | 1 GBP = ₹120.78 | – | 3 | 3 | – | – | – | – | – | – | 100 |
| 104 | Friedrich Wagner Holding, Inc.[24][23] | United States | Dec 31, 2025 | Jul 17, 2024 | 1 USD = ₹89.88 | 2 | (4) | (2) | – | – | – | – | – | – | 100 |
| 105 | Infosys Arabia Limited[2] | Saudi Arabia | Dec 31, 2025 | NA | 1 SAR = ₹23.97 | 3 | – | 3 | – | – | – | – | – | – | 70 |
| 106 | Infosys Energy Consulting Services LLC[8][22] | United States | Mar 31, 2026 | NA | 1 USD = ₹94.84 | 5 | – | 5 | – | – | – | – | – | – | 100 |
| 107 | Brilliant Basics Holdings Limited (Brilliant Basics)[2][22] | United Kingdom | Mar 31, 2026 | Sep 8, 2017 | 1 GBP = ₹125.51 | – | 80 | 80 | – | – | – | 1 | – | 1 | 100 |
| 108 | Brilliant Basics Limited[4][25] | United Kingdom | Mar 31, 2026 | NA | 1 GBP = ₹125.51 | – | 1 | 1 | – | – | – | – | – | – | 100 |
| 109 | Simplus ANZ Pty Ltd.[6] | Australia | Dec 31, 2025 | NA | 1 AUD = ₹60.07 | – | – | – | – | – | – | – | – | – | 100 |
| 110 | Innovisor Inc.[18] | United States | Jun 30, 2025 | Sep 1, 2022 | 1 USD = ₹85.76 | – | – | – | – | – | – | – | – | – | 100 |

[*] Converted at monthly average exchange rates

[1] Wholly-owned subsidiary of Infosys Limited

[2] Majority-owned and controlled subsidiary of Infosys Limited

[3] Wholly-owned subsidiary of Brilliant Basics Holding Limited

[4] Wholly-owned subsidiary of Infosys BPM Limited

[5] Wholly-owned subsidiary of Infosys Consulting Holding AG

[6] Wholly-owned subsidiary of Stater N.V.

[7] Wholly-owned subsidiary of Infosys BPM UK, Ltd.

[8] Wholly-owned subsidiary of Infosys Nova Holdings LLC

[9] Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd)*.

[10] Wholly-owned subsidiary of Panaya Inc.

[11] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd).

[12] Wholly-owned subsidiary of Simplus ANZ Pty Ltd

[13] Wholly-owned subsidiary of Infosys Public Services, Inc.

[14] Wholly-owned subsidiary of Infy Consulting Company Limited

- Wholly-owned subsidiary of Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*
- Incorporated on July 3, 2024
- Wholly-owned subsidiary of Fluido Oy
- Wholly-owned subsidiary of BASE life science A/S
- Wholly-owned subsidiary of GuideVision s.r.o.
- Wholly-owned subsidiary of WongDoody GmbH.
- Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
- Under liquidation
- Majority-owned and controlled subsidiary of Infosys Limited
- Wholly-owned subsidiary of Brilliant Basics Holding Limited, which is under liquidation.
- On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Bejing Co., Ltd). Subsequently on September 1, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited. Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE *(formerly known as Blitz 24-893 SE)* effective September 24, 2025
- On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Infosys Germany SE *(formerly known as Blitz 24-893 SE)*.
- On May 10, 2024, Infosys Limited acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited.
- Incorporated on July 26, 2024
- Incorporated on December 12, 2024, Infosys Limited SPC
- Incorporated on March 20, 2025
- Incorporated on April 16, 2025
- Incorporated on April 21, 2025, Infosys Saudi Arabia LLC
- Incorporated on April 23, 2025
- Incorporated on July 28, 2025, Infosys BPM Canada Inc
- Infosys Consulting S.R.L. (Argentina) became the majority-owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026.
- Wholly-owned subsidiary of InSemi Technology Services Private Limited
- On April 30, 2025, Infosys Nova Holdings LLC , a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of voting interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC , a wholly-owned subsidiary of Infosys Nova Holdings LLC.
- On April 30, 2025, Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd.
- On May 13, 2025, Infosys Singapore Pte. Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.
- In-tech Engineering services S.R.L, (wholly-owned subsidiary of in-tech GmbH) merged into ProIT (wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025.

Notes :

1. Investments exclude investments in subsidiaries
2. Proposed dividend from any of the subsidiaries is nil except for Infosys BPM Limited and EdgeVerve Systems Limited which proposed a final dividend of ₹89,000 per equity share (₹10,000 par value) and ₹5 per equity share (₹10 par value) subject to approval of shareholders in the ensuing Annual General Meeting of Infosys BPM Limited and EdgeVerve Systems Limited respectively.
3. Reserve and Surplus includes Other comprehensive income and securities premium.
4. Infosys Limited SPC, a wholly-owned subsidiary of Infosys Ltd, incorporated, effective December 12, 2024 and has yet to commence operations.
5. Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Ltd, incorporated, effective April 21, 2025 and has yet to commence operations.
6. Infosys BPM Canada Inc, a wholly-owned subsidiary of Infosys BPM UK Ltd, incorporated, effective July 28, 2025 and has yet to commence operations.
7. Infosys Enterprise Business Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Ltd, incorporated, effective March 19, 2026, and has yet to commence operations.
8. In-tech Automotive Engineering de R.L.de C.V liquidated effective May 7, 2025.

for and on behalf of the Board of Directors of Infosys Limited

| | | |
|---|---|---|
| **Nandan M. Nilekani**<br>*Chairman*<br>DIN: 00041245 | **Salil Parekh**<br>*Chief Executive Officer and Managing Director*<br>DIN: 01876159 | **Bobby Parikh**<br>*Director*<br>DIN: 00019437 |
| **Jayesh Sanghrajka**<br>*Chief Financial Officer* | **A.G.S. Manikantha**<br>*Company Secretary*<br>Membership No. A21918 | |

Bengaluru
April 23, 2026

# Annexure 2 – Particulars of contracts / arrangements made with related parties

*[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]*

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

### Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2026, which were not at arm's length basis.

### Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2026.

for and on behalf of the Board of Directors

| | |
|---|---|
| Sd/- | Sd/- |
| **Nandan M. Nilekani**<br>*Chairman*<br>DIN: 00041245 | **Salil Parekh**<br>*Chief Executive Officer and Managing Director*<br>DIN: 01876159 |

Bengaluru
April 23, 2026

There were no material contracts, arrangements, or transactions requiring disclosure under the Companies Act, 2013. However, the Company has obtained shareholder's approval for material related party transactions in accordance with Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The details of these transactions are available at the following link: https://www.infosys.com/investors/reports-filings/documents/agm-notice2025.pdf.

# Annexure 3 – Particulars of employees

We are a leading provider of AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. We enable clients across 59 countries to outperform their competition and stay ahead on the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of the CEO and other Senior Management Personnel (SMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The change in remuneration in fiscal 2026 as compared to fiscal 2025 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year and revision in compensation. The change in perquisite value of stock incentives exercised during the year includes the impact of number of units exercised and change in the share price.

## Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

### 3(a) Remuneration details of directors and KMP

| Name | Director Identification Number (DIN) | Title | % increase of remuneration in fiscal 2026 as compared to fiscal 2025 [1] | Ratio of remuneration to MRE [1] | % increase of remuneration in fiscal 2026 as compared to fiscal 2025 (excluding perquisite value of stock incentives exercised during the year) | Ratio of remuneration to MRE (excluding perquisite value of stock incentives exercised during the year) | No. of RSUs granted in fiscal 2026 | No. of stock options (ESOPs) granted in fiscal 2026 |
|---|---|---|---|---|---|---|---|---|
| Nandan M. Nilekani[2] | 00041245 | Non-executive and Non-independent Chairman | – | – | – | – | – | – |
| D. Sundaram | 00016304 | Independent Director | 11 | 29 | 11 | 29 | – | – |
| Michael Gibbs | 08177291 | Independent Director | 11 | 31 | 11 | 32 | – | – |
| Bobby Parikh | 00019437 | Independent Director | 11 | 23 | 11 | 23 | – | – |
| Chitra Nayak | 09101763 | Independent Director | 11 | 28 | 11 | 28 | – | – |
| Govind Iyer | 00169343 | Independent Director | 11 | 24 | 11 | 25 | – | – |
| Helene Auriol Potier | 10166891 | Independent Director | 17 | 23 | 17 | 23 | – | – |
| Nitin Paranjpe | 00045204 | Independent Director | 20 | 21 | 20 | 21 | – | – |
| Salil Parekh[3] | 01876159 | Chief Executive Officer and Managing Director | 2 | 742 | 2 | 289 | 3,61,575 | – |
| Jayesh Sanghrajka[4] | NA | Chief Financial Officer | 12 | 91 | 42 | 42 | 36,920 | 53,020 |
| A.G.S. Manikantha[5] | NA | Company Secretary | 23 | 16 | 21 | 13 | 2,450 | 6,100 |

MRE – Median Remuneration of Employees

Notes:

The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013. The table above additionally includes the % increase in remuneration and ratio of remuneration to MRE, excluding perquisite value of stock incentives exercised during the year.

The details in the above table are on accrual basis.

The % increase in remuneration is provided for directors and KMP with remuneration for the full current year and previous fiscal year. The ratio of remuneration to MRE is provided for directors and KMP with remuneration for the full current fiscal year.

The change in remuneration of independent director(s) is primarily attributable to foreign exchange fluctuations and changes in the composition of Board committees.

The change in remuneration in fiscal 2026 as compared to fiscal 2025 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year and revision in compensation.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2026 is mentioned in the above table. Independent Directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Remuneration includes ₹50.75 crore pertaining to exercise of 2,72,400 Restricted Stock Units (RSUs) under the 2015 Plan and 64,690 RSUs under the 2019 Plan during fiscal 2026.

b) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved

i) the grant of 2,30,621 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of certain performance targets.

ii) the grant of 13,273 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of certain environment, social, and governance milestones as determined by the Board.

iii) the grant of 33,183 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 18,132 annual time-based RSUs for fiscal 2026 under the 2015 Plan effective February 1, 2026. These will vest over a period of three years.

v) the grant of 66,366 performance-based RSUs for fiscal 2026 under the 2019 Plan effective May 2, 2025. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

(4) a) Remuneration includes ₹5.53 crore on account of exercise of 21,346 RSUs and 6,876 ESOPs under the 2015 Plan and 10,098 RSUs under the 2019 Plan during fiscal 2026.

b) On the recommendations of the Nomination and Remuneration Committee, the Board approved

i) the grant of 53,020 time-based ESOPs under the 2015 Plan effective June 5, 2025. These ESOPs will vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

ii) the grant of 20,020 time-based RSUs under the 2015 Plan effective February 1, 2026. These will vest over a period of four years.

iii) the grant of 16,900 performance-based RSUs under the 2019 Plan effective February 1, 2026. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

(5) a) Remuneration includes ₹0.38 crore on account of exercise of 1,224 RSUs under the 2015 Plan and 1,214 RSUs under the 2019 Plan during fiscal 2026.

b) On the recommendations of the Nomination and Remuneration Committee, the Board approved

i) the grant of 6,100 time-based ESOPs under the 2015 Plan effective June 5, 2025. These ESOPs will vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

ii) the grant of 2,450 performance-based RSUs under the 2019 Plan effective February 1, 2026. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹ 11,13,024 and ₹ 10,72,008 in fiscal 2026 and fiscal 2025, respectively. The increase in MRE in fiscal 2026, as compared to fiscal 2025, is approximately 4%.

The average annual increase in the salaries of employees was 11% in India after accounting for promotions and other event-based compensation revisions for employees covered as part of the rewards program. Employees outside India received a wage increase in line with the market trends in the respective countries.

## 3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

### Top 10 employees in terms of remuneration drawn during the year

| Employee name | Designation | Educational qualification | Age | Experience (in years) | Date of joining | Location | Remuneration in fiscal 2026 (in ₹) (1) | No. of RSUs granted in fiscal 2026 (2) | No. of ESOPs granted in fiscal 2026 (3) | Previous employment and designation |
|---|---|---|---|---|---|---|---|---|---|---|
| Salil Parekh | CEO & MD | B.Tech, ME | 61 | 38 | Jan 2, 2018 | India | 82,59,82,399 (4) | 3,61,575 | – | Capgemini, Director General |
| Karmesh Gul Vaswani | Segment Head – CPG, Logistics & Retail | BE | 54 | 33 | Mar 3, 2003 | UK | 24,27,32,402 (5) | 80,330 | 1,39,330 | Accenture, Senior Manager |
| Inderpreet Sawhney | Chief Legal Officer and Chief Compliance Officer | BA LLB, LLM | 61 | 35 | Jul 3, 2017 | US | 21,63,89,374 (6) | 74,090 | 1,36,060 | Wipro, Senior Vice President and General Counsel |
| Anand Swaminathan | Segment Head – Communication, Media and Technology | ACS, AICWA, MS | 54 | 34 | Apr 26, 1999 | US | 17,90,50,475 (7) | 63,640 | 1,14,540 | Rane Brake Linings Limited, Manager Information Technology |
| Jasmeet Singh | Segment Head – Manufacturing | B.Tech, MBA | 54 | 30 | May 31, 2011 | US | 17,56,64,225 (8) | 63,640 | 1,14,540 | HCL America, Vice President |
| Ashiss Kumar Dash | Segment Head – Energy, Utilities, Resources and Services | B.Tech (H) | 54 | 32 | May 8, 1995 | US | 17,30,61,049 (9) | 63,510 | 1,11,690 | Indal, Process Engineer |
| Gavin Sheldon | Head – Entertainment and Connectivity Platforms | Diploma A Level | 50 | 31 | Nov 6, 2023 | UK | 13,15,37,893 (10) | 9,570 | – | Liberty Global, Managing Director |
| Dennis Kantilal Gada | Segment Head – Banking and Financial Services | B.Com, CA | 46 | 27 | Nov 7, 2005 | US | 13,07,64,878 (11) | 52,720 | 88,920 | Accenture, Manager |
| Jayachandran V Nair | Industry Head – Banking and Financial Services | BE, MS, PGD | 54 | 31 | Jan 16, 2012 | UK | 13,01,05,294 (12) | 37,760 | 69,180 | Cognizant, Managing Client Partner |
| Anant Raghavendra Adya | Service Offering Head | B.Sc | 53 | 31 | Nov 10, 2008 | US | 10,91,57,004 (13) | 37,950 | 68,170 | Wipro, Project Manager |

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Integrated Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2026 is included in the table above.

(2) Includes equity-settled and cash-settled RSUs issued at par under the 2015 and 2019 Plans

(3) Includes equity-settled and cash-settled ESOPs issued at market price as on the date of grant under the 2015 Plan

(4) Remuneration includes ₹50.75 crore on account of exercise of 2,72,400 RSUs under the 2015 Plan and 64,690 RSUs under the 2019 Plan during fiscal 2026.

(5) Remuneration includes ₹9.79 crore on account of exercise of 46,465 RSUs under the 2015 Plan and 15,532 RSUs under the 2019 Plan during fiscal 2026.

(6) Remuneration includes ₹9.96 crore on account of exercise of 44,212 RSUs under the 2015 Plan and 19,933 RSUs under the 2019 Plan during fiscal 2026.

(7) Remuneration includes ₹8.38 crore on account of exercise of 36,009 RSUs under the 2015 Plan and 15,417 RSUs under the 2019 Plan during fiscal 2026.

(8) Remuneration includes ₹7.97 crore on account of exercise of 36,072 RSUs under the 2015 Plan and 15,417 RSUs under the 2019 Plan during fiscal 2026.

(9) Remuneration includes ₹7.08 crore on account of exercise of 30,922 RSUs under the 2015 Plan and 14,742 RSUs under the 2019 Plan during fiscal 2026.

(10) Remuneration includes ₹0.78 crore on account of exercise of 5,000 RSUs under the 2015 Plan during fiscal 2026.

(11) Remuneration includes ₹5.17 crore on account of exercise of 21,478 RSUs under the 2015 Plan and 11,952 RSUs under the 2019 Plan during fiscal 2026.

(12) Remuneration includes ₹4.25 crore on account of exercise of 19,021 RSUs under the 2015 Plan and 8,181 RSUs under the 2019 Plan during fiscal 2026.

(13) Remuneration includes ₹5.48 crore on account of exercise of 23,459 RSUs under the 2015 Plan and 11,999 RSUs under the 2019 Plan during fiscal 2026.

# Annexure 4: Independent Auditor's certificate on corporate governance

REF:IL/2026-27/001

**INDEPENDENT AUDITOR'S CERTIFICATE**

**TO THE MEMBERS OF INFOSYS LIMITED**

**CERTIFICATE ON CORPORATE GOVERNANCE**

1. This certificate is issued in accordance with the terms of our engagement letter reference no. IL/2025-26/15 dated July 10, 2025 and addendum IL/2025-26/73 dated February 6, 2026.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2026, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

## Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

## Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

## Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2026.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-

**Vikas Bagaria**
Partner
(Membership No. 060408)
UDIN: 26060408VUBMXZ7279

Place: Bengaluru
Date: April 23, 2026

# Annexure 5 – Secretarial audit report for the financial year ended March 31, 2026
# Form No. MR-3

*[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]*

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Infosys Limited** ("the Company"). The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

## Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2025 to March 31, 2026 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment (External Commercial Borrowings are not applicable to the Company during the Audit Period);

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; **(Not applicable to the Company during the audit period)**

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; **(Not applicable to the Company during the audit period)**

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 and Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 2025 regarding the Companies Act and dealing with client;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; **(Not applicable to the Company during the audit period)** and

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018.

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("Listing Regulations").

We further report that, with regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following laws applicable specifically to the Company:

- The Special Economic Zones Act, 2005 and the rules made thereunder; and
- Software Technology Parks of India Rules and Regulations

During the audit period, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made thereunder.

### We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. During the audit period no changes took place in the composition of the Board of Directors.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance (except in two cases where meetings were convened at a shorter notice for which necessary approvals obtained as per applicable provisions) and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the audit period,

a) the Company has issued and allotted 8,74,856 Equity Shares of face value of ₹ 5/- each pursuant to 2015 Stock Incentive Compensation Plan and 14,53,412 Equity Shares of face value of ₹ 5/- each pursuant the Infosys Expanded Stock Ownership Program 2019.

b) the Company has bought back its 10,00,00,000 (Ten Crore) fully paid-up equity shares of face value of ₹ 5/- (Rupees Five only), for an aggregate consideration of ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only), at a price of ₹ 1,800/- per share.

**For Makarand M. Joshi & Co.**
*Company Secretaries*
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

Sd/-

**Makarand M. Joshi**
*Partner*
FCS: 5533
CP: 3662
UDIN: F005533H000181819

Place: Mumbai
Date: April 23, 2026

This report is to be read with Annexure A, which forms an integral part of this report.

# Annexure A

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was conducted on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

**For Makarand M. Joshi & Co.**
*Company Secretaries*
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

Sd/-

**Makarand M. Joshi**
*Partner*
FCS: 5533
CP: 3662
UDIN: F005533H000181819

Place: Mumbai
Date: April 23, 2026

# Annexure 6 – Annual report on CSR activities

*[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]*

## 1. Brief outline on CSR Policy of the Company:

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental, and social imperatives, not only for business but also for the communities around us. Our Corporate Social Responsibility ("CSR") encompasses holistic community development and institution-building, while shaping and sharing solutions that serve the development of businesses and communities. Infosys' CSR Policy aims to contribute to the sustainable development of society and the environment, and to make our planet more livable for future generations. Infosys' CSR activities, amongst others, focus on Education and Skill Development to Enable Sustained Livelihoods, Healthcare, including Preventive Health, Environmental Sustainability and Ecological Balance, Gender Equality and Empowerment of Women, Promotion of National Heritage, Art and Culture, Rural Development, and Disaster Relief and Rehabilitation.

### CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boost our CSR initiatives. This was long before the Companies Act, 2013, mandated CSR activities to be undertaken by the Company.

Key highlights of the activities during the year are listed below:

- Continued education to employment initiatives that focus on skilling underserved youth through strategic partnerships and livelihood training programs.
- Scholarships provided for students who intend to pursue undergraduate studies in the National Institutional Ranking Framework-accredited colleges in the fields of Engineering and other STEM streams, such as nursing, pharmacy, biochemistry, and biotechnology.
- Infosys Springboard digital literacy program, powered by a tech platform that enabled students to learn core digital and life skills and become lifelong learners.
- Initiated the Universal Cornea Care Mission at the L.V. Prasad Eye Institute by optimizing, operationalizing, and validating the model and defined an actionable strategy to replicate across the country.
- Construction of a mother and child healthcare center at the Government Hospital, Kunigal.
- Promote environmental sustainability, maintain ecological balance, and enhance farmer livelihood/income through tree plantation initiatives.
- Co-implementing the Gear for Gold program to build sustainable, inclusive, and high-performing sports academies by equipping them with robust systems, expertise, and resources across coaching, infrastructure, sports science, governance, and administration.
- Supported the rapid operationalization of advance mother and child center by providing high-quality medical equipment at PGIMER Chandigarh.

## 2. Composition of CSR Committee:

| Sl. No. | Name of the director | Designation / Nature of directorship | Number of meetings of CSR Committee held during the year | Number of meetings of CSR Committee attended during the year |
|---|---|---|---|---|
| 1 | Govind Iyer | Chairperson | 4 | 4 |
| 2 | Chitra Nayak | Member | 4 | 4 |
| 3 | Michael Gibbs | Member | 4 | 4 |

## 3. Web link(s) for composition of CSR Committee, CSR policy and CSR projects approved by the Board:

- The composition of the CSR committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf.
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf.
- The Company has also adopted the CSR committee charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-committee-charter.pdf.
- The Board, based on the recommendation of the CSR Committee, at its meeting held on April 23, 2026, has approved the annual action plan / projects for fiscal 2027, the details of which are available on our website, at csr-projects2026-27.pdf.

**4. Executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of subrule (3) of rule 8:**

The Company has been implementing various CSR projects for holistic community development and institution building to serve the enrichment and evolution of businesses and communities. For fiscal 2026, the Company has engaged an external agency to provide support and assistance for an independent review and impact assessment.

### Methodology:

In order to assess the impact of its CSR projects, a mixed-method approach was deployed which involved one of or both the quantitative and qualitative research tools (as relevant) for primary data collection. Using these tools, the team conducted interactions (virtual and on-field) with the project beneficiaries and other relevant stakeholders. Post data collection and analysis, the key insights and findings were collated in the form of a consolidated report for the Management's consideration. This study was guided by the Inclusiveness, Relevance, Effectiveness, Convergence and Sustainability (IRECS) Framework which was used to provide overall feedback on the efficacy of implementation as well as its efficiency in terms of achievement of the desired project outputs with reference to inputs.

### Summary:

During the year, impact assessment study was conducted on 12 eligible CSR projects across various states in India. These projects align with the ESG framework and support 13 of the UN SDGs which cover the broad themes of education, healthcare, women empowerment, sustainability and others.



Theme 1: Education and skill development

Impact: Emphasis on digital education and easy access to the online learning content ensured a positive impact on the students' academic performance and a reduction in the dropout rates.

| Sl. No. | CSR project under assessment | Project location | Implementation |
|---|---|---|---|
| 1. | Sree Guruvayurappan Bhajan Samaj (SGBS) Unnati Foundation – UNXT Youth Training | Karnataka | Infosys Foundation |
| 2. | Bhandarkar Oriental Research Institute (BORI) – Oriental Studies Research and Preservation | Maharashtra | Infosys Foundation |
| 3. | eVidyaloka trust – Rural digital and STEM education programme | Andhra Pradesh, Karnataka, Maharashtra, Madhya Pradesh, Odisha, Rajasthan, Tamil Nadu, Telangana and Uttar Pradesh | Infosys Foundation |

Theme 2: Environment sustainability and ecological balance

Impact: Improved cookstove projects reported reduction in waste generation, cooking time, indoor air pollution and associated health hazards. Women have been empowered through engagement in social activities within their community.

| Sl. No. | CSR project under assessment | Project location | Implementation |
|---|---|---|---|
| 1. | Improved cookstoves in Udaipur – Helping women and environment | Rajasthan | Self-implementation |
| 2. | Improved cookstoves in Salumber – Helping women and environment | Rajasthan | Self-implementation |

| | | | |
|---|---|---|---|
| 3. | Sustainable impact through improved cookstoves and clean energy solutions | Meghalaya | Self-implementation |
| 4. | Improved cookstoves in Maharashtra – Helping women and environment | Maharashtra | Self-implementation |
| 5. | Bringing circularity through biogas installation in Karnataka | Karnataka | Self-implementation |
| 6. | Bringing circularity through biogas installation in Maharashtra | Maharashtra | Self-implementation |

**Theme 3: Promotion of national heritage, art and culture**

Impact: Strengthening the physical, digital, and institutional environments that enable art and heritage to thrive. Renovated and purpose-built performance spaces restored scale, dignity, and accessibility for artists and audiences, while outreach programs expanded visibility, fair support, and participation for under represented practitioners.

| Sl. No. | CSR Project under Assessment | Project Location | Implementation |
|---|---|---|---|
| 1. | Bharatiya Vidya Bhavan - Khincha Auditorium Renovation | Karnataka | Infosys Foundation |
| 2. | Yakshagana Kalaranga - Construction of Infosys Foundation Yakshagana Development, Training and Research Centre (IYCTRC) | Karnataka | Infosys Foundation |
| 3. | Bharatiya Vidya Bhavan - Indian Arts Cultural Outreach Programme | Delhi, Karnataka, Kerala, Madhya Pradesh, Maharashtra, Punjab, and Telangana | Infosys Foundation |

Detailed impact assessment reports can be accessed at csr-impact-assessment-reports2025-26.pdf.

**5.** (a) Average net profit of the Company as per sub-section (5) of Section 135: ₹28,848.03 crore

(b) Two percent of average net profit of the Company as per sub-section (5) of Section 135: ₹576.96 crore

(c) Surplus arising out of the CSR projects or programs or activities of the previous financial years: ₹0.40 crore*

(d) Amount required to be set-off for the financial year, if any: Nil

(e) Total CSR obligation for the financial year [(b)+(c)-(d)]: ₹577.36 crore

* The surplus relates to fiscal 2026.

**6.** (a) Amount spent on CSR projects (both ongoing project and other than ongoing project): ₹547.50 crore

(b) Amount spent in administrative overheads: ₹9.25 crore

(c) Amount spent on Impact Assessment: ₹1.69 crore

(d) Total amount spent for the financial year [(a)+(b) +(c)]: ₹558.44 crore

(e) CSR amount spent or unspent for the financial year:

| Total amount spent for the financial year (in ₹ Crores) | Amount unspent (in ₹ crore) | | | | |
|---|---|---|---|---|---|
| | Total amount transferred to unspent CSR account as per sub-section (6) of Section 135 | | Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of Section 135 | | |
| | Amount (in ₹ crore) | Date of transfer | Name of the fund | Amount | Date of transfer |
| 558.44[1] | 19.00 | Refer to Note[2] | NA | NA | NA |

Note:

[1] Includes surplus of ₹0.40 crore generated and spent during the year.

[2] The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended ("CSR Rules").

### (f) Excess amount for set-off:

| Sl. No. | Particulars | Amount (In ₹ crore) |
|---|---|---|
| (i) | Two percent of average net profit of the company as per sub-section (5) of Section 135 | 576.96 |
| (ii) | Total amount spent for the financial year [1] | 558.04 |
| (iii) | Excess amount spent for the financial year [(ii)-(i)] [2] | 0.08 |
| (iv) | Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any [3] | 0.40 |
| (v) | Amount available for set off in succeeding financial years [(iii)-(iv)] | Nil |

[1] Excludes surplus relating to fiscal 2026

[2] The excess amount spent has been determined after taking into consideration the unspent CSR amount of ₹19 crore

[3] The surplus relates to fiscal 2026

## 7. Details of unspent Corporate Social Responsibility amount for the preceding three financial years:

(In ₹ crore)

| Sl. No. | Preceding financial year(s) | Amount transferred to Unspent CSR account under sub-section (6) of Section 135 | Balance amount in unspent CSR account under sub-section (6) of Section 135 [1] | Amount spent in the financial year | Amount transferred to a fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any | | Amount remaining to be spent in succeeding financial years | Deficiency, if any |
|---|---|---|---|---|---|---|---|---|
| | | | | | Amount | Date of transfer | | |
| 1 | 2023 | 45.33 | 0.08 | 0.08 | NIL | NA | NIL | NA |
| 2 | 2024 | 39.54 | 0.03 | 0.03 | NIL | NA | NIL | NA |
| 3 | 2025 | 16.15 | 16.15 | 9.10 | NIL | NA | 7.05 | NA |

Note:

[1] Unspent balance as on April 1, 2025

## 8. Details of capital assets created or acquired through Corporate Social Responsibility amount spent during the financial year:

Number of Capital assets created / acquired: 24

Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year:

| Sl. No. | Short particulars of the property or asset(s) [including complete address and location of the property] | Pin code of the property or asset(s) | Date of creation | Amount of CSR amount spent[1] (In ₹ crore) | Details of entity/ Authority/ beneficiary of the registered owner | | |
|---|---|---|---|---|---|---|---|
| | | | | | CSR Registration Number, if applicable | Name | Registered address |
| 1. | Medical equipment and software system for Universal Cornea Care Mission<br>Address: Hyderabad Eye Institute, Road no.2, Banjara hills, L.V. Prasad Marg, Hyderabad – 500034 | 500034 | Feb 26, 2026 | 21.08[2][#] | CSR00001698 | Hyderabad Eye Institute | Hyderabad Eye Institute, Road no.2, Banjara hills, L.V. Prasad marg, Hyderabad – 500034 |
| 2. | Setting up the center for cybercrime investigation, training, and research to accelerate and strengthen Karnataka's cybercrime investigation momentum through capacity-building, research, and development<br>Address: Carlton House, No.1, Dr. A Krishna Rao Road, Ambedkar Veedhi, Sampangi Rama Nagar, Bangalore – 560001 | 560001 | Mar 23, 2026 | 5.38[2][#] | CSR00011848 | Data Security Council of India | Data Security Council of India 4th Floor, NASSCOM Campus, Plot n. 7-10, Sector-126, Noida – 201303 |

| Sl. No. | Short particulars of the property or asset(s) [including complete address and location of the property] | Pin code of the property or asset(s) | Date of creation | Amount of CSR amount spent[1] (in ₹ crore) | Details of entity/ Authority/ beneficiary of the registered owner | | |
|---|---|---|---|---|---|---|---|
| | | | | | CSR Registration Number, if applicable | Name | Registered address |
| 3. | Interiors and maintenance of Konappana Agrahara Metro station, Bengaluru<br>Address: Konappana Agrahara Metro station, Bengaluru – 560100 | 560100 | Mar 31, 2026 | 1.57 | Not Applicable | Bangalore Metro Rail Corporation Ltd (BMRCL) | Bangalore Metro Rail Corporation Ltd (BMRCL) 3rd floor, BMTC complex, Kengal Hanumanthaiah road, Bengaluru – 560027 |
| 4. | Promote environmental sustainability and ecological balance while enhancing farmer livelihoods through tree plantation initiatives and the provision of advanced farming equipment and essential infrastructure.<br>Address: Kalinga Kusum Foundation (KKF) Plot No. 152, 2nd Floor, Near TCS AUM Building, Infocity Road, Patia, Bhubaneswar, Odisha – 751024 | 751024 | Jul 31, 2025 to Mar 13, 2026 | 1.05 | CSR00004313 | Kalinga Kusum Foundation (KKF) | Plot No. 152, 2nd Floor, Near TCS AUM Building, Infocity Road, Patia, Bhubaneswar, Odisha – 751024 |

Note :

1. The above table includes assets which have been completed in fiscal 2026.
2. Amount spent in fiscal 2026 and does not indicate the complete value of the asset.
3. The details of CSR projects less than ₹1 crore will be made available on the website, at https://www.infosys.com/investors/reports-filings/documents/csr-capital-assets2025-26.pdf
4. Amount spent in previous fiscal years:

(i) Medical equipment and software system for Universal Cornea Care: ₹18.60 crore

(ii) Setting up the center for cybercrime investigation, training, and research to accelerate and strengthen Karnataka's cybercrime investigation momentum through capacity-building, research and development: ₹4.37 crore

(iii) Construction of Konappana Agrahara Metro station, Bengaluru : ₹182.39 crore

(iv) Providing medical equipment to Post Graduate Institute of Medical Education & Research (PGIMER): ₹51.45 crore

(v) Construction of skill development training center and other facilities, including hostel rooms, classroom, labs, workshop rooms and a large dining area: ₹10.31 crore

(vi) Construction of a girls' hostel in Pune at Shrimad Rajchandra Aatma Tatva Research Center: ₹9 crore

## 9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135.

During fiscal 2026, the Company has spent ₹558.44 crore (including surplus of ₹0.40 crore arising in current financial year) on various projects. The unspent balance of ₹19.00 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the CSR Rules.

Sd/-

**Govind Iyer**
*Chairman, CSR Committee*
*DIN: 00169343*

Sd/-

**Salil Parekh**
*Chief Executive Officer and Managing Director*
*DIN: 01876159*

Bengaluru
April 23, 2026

### Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2026 are provided in the Corporate governance report. The expenditure made towards CSR in Australia, Europe and through Infosys Foundation USA is as follows:

| Focus area | Amount in USD |
|---|---|
| Student education | 2,028,419 |
| Teacher training | 1,858,900 |
| Classroom aids and technology | 250,000 |
| Advocacy and awareness | 215,336 |
| Research and curriculum | 180,000 |
| Operating expenses | 289,328 |
| **Total *** | **4,821,982** |

* Equivalent to ₹43 crore

# Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo.

*[Particulars pursuant to the Companies (Accounts) Rules, 2014]*

Our consistent focus on energy efficiency, increasing use of renewable energy, and credible carbon offset projects have enabled Infosys to sustain carbon neutrality for the seventh consecutive year since fiscal 2020. In fiscal 2026, we once again maintained carbon neutral operations, reinforcing the consistency and discipline of our climate strategy.

Building on this momentum, we are advancing towards climate positivity – seeking to restore more natural capital than we consume and to generate meaningful environmental and social benefits for the ecosystems and communities we engage with. Looking ahead, Infosys will continue to scale systemic interventions, accelerate low-carbon innovation, and deepen partnerships to drive long-term climate resilience and contribute to a net-zero future.

**Resource conservation initiatives**

Resource conservation initiatives at Infosys are focused, continuing and embedded into our operations and new infrastructure development. The introduction of highly efficient new buildings, retrofits in existing buildings, automation and continuous optimization, water management strategies, and waste treatment and management projects have significantly reduced our environmental impact.

The increased adoption of renewable energy in our operations has helped avoid emissions significantly, and our high-impact carbon offset projects have enabled us to offset unavoidable emissions.

Energy: In fiscal 2026, Infosys continued to demonstrate a strong commitment to energy conservation through a set of initiatives focused on enhancing operational efficiency and reducing overall energy consumption. These efforts span advanced, energy-efficient building design for new infrastructure, including embodied carbon analysis, continuous operational optimization, and active employee engagement. In Fiscal 2026, about ₹1.27 crore was spent on retrofits in some of our infrastructure to improve operational efficiency. By integrating innovative technologies with strong operational discipline, Infosys has consistently reinforced the importance of systematic, technology-driven approaches to conservation in achieving long-term sustainability outcomes.

To scale the impact of high-performance building design and operations beyond our campuses, Infosys continues to advance ASSURE (Accelerating Sustainable and Super efficient Real Estate), a multi-stakeholder initiative launched in partnership with the Indian Institute for Human Settlements. ASSURE aims to accelerate decarbonization of India's building sector through the development of lighthouse projects, capacity-building for students and practitioners, policy advocacy, and deeper ecosystem collaboration. During fiscal 2026, the program achieved significant progress with over 15 million square feet of built-up area onboarded as lighthouse projects, translating sustainable design and operational excellence into demonstrable, replicable outcomes at scale.

Through ASSURE and its broader real estate sustainability strategy, Infosys continues to provide thought leadership in advancing climate-resilient, low-carbon buildings. These efforts support India's national commitments under the Paris Agreement and contribute meaningfully to a more sustainable and energy-efficient built environment.

Renewable energy: Infosys has a total installed solar capacity of 62.4 MWp across campuses, including a 42.5 MWp captive solar plant in Karnataka. Additionally, the Company leverages Power Purchase Agreements (PPAs) and green tariff from DISCOMs to expand its clean energy portfolio. Infosys is steadily reducing its dependence on fossil fuels and accelerating the shift to a low-carbon future. In fiscal 2026, 81.8% of our electricity in India operations was met through renewables.

Green buildings: All new developments are designed to achieve the highest level of green building certification. Currently, about 84% of office space across Infosys has been certified to the highest level of green building standards.

Smarter spaces: Infosys continues to reimagine workplace design to support inclusive, flexible, and sustainable ways of working in an evolving environment. Our next-generation offices combine digital connectivity, ergonomic design, and intelligent energy systems that respond to real-time usage.

Advanced Building Management Systems optimize lighting, ventilation, and thermal comfort – reducing energy consumption while creating safe, healthy, and people-centric workspaces. By enabling hybrid work models and designing environments that support diverse employee needs, Infosys is strengthening employee well-being, inclusivity, and operational efficiency, while lowering its environmental footprint.

Water management: Aligned with its climate positive aspirations, Infosys continues to strengthen its water stewardship practices across operations. Infosys maintains zero wastewater discharge, is a signatory to the UN CEO Water Mandate, and remains committed to recharging more water than it consumes by 2030. Our water management strategy focuses on reducing freshwater demand through efficiency measures, maximizing wastewater treatment and reuse, and enhancing rainwater harvesting across campuses.

Beyond operational boundaries, Infosys is committed to lake rejuvenation initiatives to create shared value for surrounding communities and ecosystems. These interventions contribute to improved groundwater recharge, biodiversity enhancement, and long-term water security.

Waste management: Infosys continues to progress towards its goal of zero waste to landfill, aligned with global sustainability frameworks. Guided by circular economy principles, the Company focuses on minimizing waste generation and maximizing recovery to reduce environmental impact across operations.

Through strengthened waste segregation practices and effective treatment and management systems, Infosys has achieved 99% waste diversion from landfill. In fiscal 2026, we significantly scaled our zero waste initiatives, with a total of 11 campuses achieving True Zero Waste Certification from the Green Business Certification Institute. This milestone reflects the consistent expansion of best-in-class waste management practices across our campuses and reinforces our commitment to responsible resource stewardship.

Carbon offset: Infosys addresses unavoidable emissions through community-based carbon offset projects. Projects in the clean cooking space implemented in five states across India have significantly improved health, livelihoods and helped generate income for rural women.

We have initiated large-scale carbon sequestration projects through agroforestry. These projects go beyond environmental benefits, positively impacting small and marginal farmers by improving their livelihoods, and enhancing soil health, food security, and climate resilience.

Carbon neutral events: Infosys continues to embed carbon neutral events into its broader climate action strategy. All emissions associated with Company-hosted events are systematically measured, reduced where feasible, and offset through certified carbon offset projects. This disciplined approach extends Infosys' sustainability practices beyond its operations to external engagements, reinforcing the Company's leadership on responsible business conduct.

In fiscal 2026, Infosys sustained its focus in organizing eight carbon neutral events, building on the momentum of previous years and strengthening the integration of climate considerations into its corporate events and stakeholder interactions.

### Health, Safety and Environment

Our Health, Safety, and Environmental Management System (HSEMS) reflects our commitment to creating a safe, healthy, and sustainable workplace for employees, contractors, and visitors alike. Aligned with our broader climate and sustainability goals, Infosys is certified to ISO 14001:2015 for Environmental Management and ISO 45001:2018 for Occupational Health and Safety. The HSEMS is built on a strong framework of compliance, taking into account the needs of all stakeholders and ensuring adherence to applicable laws across all regions where we operate.

### Technology absorption

#### AI-first @ Infosys

#### Internal IT – AI-first software engineering

Our internal IT organization, which supports and manages 200 enterprise applications, has been an early and proactive adopter of AI-led transformation. To accelerate adoption at scale, we have pursued a two-pronged strategy. Firstly, AI for Engineering Excellence and Lifecycle Compression. We have embedded AI deeply into the software engineering lifecycle to drive productivity, quality, and speed. At the core of this approach is the creation of a digital twin of our enterprise landscape, a unified model that captures contextual knowledge across applications, platforms, and layers.

Leveraging this digital twin, we have built a suite of AI-powered agents that augment every phase of the lifecycle from requirements and design to development, testing, deployment, and support. These agents significantly enhance developer productivity, improve decision-making, and enable meaningful compression of the overall software delivery lifecycle.

Second is AI for Business & Operations, where we have focused on using AI Agents and Gen AI solutions for improving operational efficiency of enterprise functions like Finance, HR etc. These agents are designed to address user queries across applications, simplify interactions, and provide contextual assistance in real time by autonomously responding to helpdesk emails, improving first-contact resolution and easing service desk workload. These initiatives are transforming how employees engage with enterprise systems – making them more intuitive, responsive, and user-centric.

Infosys Topaz Fabric: We have rolled out Infosys Topaz Fabric platform across the organization to democratize innovation, crowd source quality Gen AI and Agentic solutions, enable rapid experimentation and innovation and make the AI apps available to everyone to amplify their potential.

Education, Training & Assessment (ETA): ETA has built an agentic AI-powered learning ecosystem, anchored on Lex, our internal learning platform, and extended through Infosys Springboard, our free, public learning platform, to enable continuous learning at scale. As an early adopter of generative AI, solutions like Zoiee, Knowledge Assistant and SynthAIz have evolved into an integrated ecosystem that delivers personalized learning experiences. Learners benefit from intelligent recommendations, real-time assistance, and continuous guidance through the Zoiee AI companion. At the same time, creation of learning content has been streamlined through SynthAIz and AI agents, enabling faster development of high-quality, multimodal content with automated transcription, translation, and video localization.

AI cloud: To accelerate our AI-first transformation, Infosys continues to invest in proprietary, on-premise GPU infrastructure engineered for advanced model training and inferencing. This dedicated compute capability empowers us to seamlessly integrate best-in-class open-source Large Language Models (LLMs) and deploy our own specialized Small Language Models (SLMs) while maintaining strict data sovereignty. By establishing this robust and secure internal ecosystem, we are expediting enterprise-wide AI adoption, ensuring the highest standards of data confidentiality, and optimizing operational costs by reducing external token dependencies.

### Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our network and computer workload energy-efficient and environmentally friendly. Some of the measures implemented are:

Energy-efficient network infrastructure: InfosysIT uses network gears with power-saving features to enhance energy efficiency.

Public cloud adoption: The organization has largely transitioned its internal IT applications to the public cloud, enabling scalable, on-demand infrastructure and reducing reliance on on-premise data centers. Employees are empowered with cloud-based collaboration and secure access solutions that enhance hybrid work experiences.

The IT Service Management (ITSM) landscape has undergone significant transformation with the adoption of a standardized, AI-enabled service desk on a SaaS-hosted platform. This advancement has delivered standardization in operational processes, enhanced automation, and improved overall user experience across all support services. In addition to improvements, the introduction of AI-assisted agents has further strengthened the employee experience. These agents serve as productivity catalysts by supporting staff in daily tasks and enabling AI-driven approaches to work. As a result, our employees are able to perform more efficiently, leveraging advanced tools and technologies to optimize their effectiveness.

Data center modernization: InfosysIT has positioned data center modernization as one of the key pillars of its sustainability and responsible growth strategy. Recognizing the environmental impact of traditional infrastructure models, the organization has architected its data center ecosystem to prioritize efficiency, scalability, and long-term resource optimization.

This transformation is enabled through the adoption of density-optimized hyperscale platforms that enable cloud scale agility and high-density server virtualization. This approach has significantly reduced infrastructure sprawl while maximizing utilization of compute resources, embedding sustainability principles directly into core IT operations.

To ensure sustainability gains are continuously improved, InfosysIT has made focused investments in Data Center Infrastructure Management (DCIM) capabilities. These tools provide integrated, real-time visibility across both IT and facilities infrastructure, enabling data-driven decisions, proactive optimization, and informed consolidation planning. By embedding observability and governance into the operating model, InfosysIT ensures that sustainability outcomes are measurable, repeatable, and scalable over time.

Enterprise storage: The internal IT team delivers robust storage services to all delivery units, utilizing multi-protocol storage technology that incorporates flash storage, fabric pool, and storage grid solutions. These technologies enable flexible and efficient data management, ensuring that the various delivery units have access to high-performance storage tailored to their needs. By leveraging storage grid technology, the organization adopts a highly efficient and innovative approach to managing storage capacity. This strategy helps minimize the physical footprint required in data centers, leading to reduced power consumption and lower cooling demands.

For certain workloads, hybrid cloud storage is employed to enhance flexibility and scalability. This solution features built-in data protection and seamless scaling capabilities, which eliminate the necessity for buffer investments. As a result, the organization achieves reduced on-premises data center space, power consumption, and cooling requirements.

Cloud-native development environment: The internal IT team utilizes an open-source-based cloud-native development platform that is specifically built upon Hyper Converged Infrastructure (HCI) and compute resources. This architectural approach streamlines the deployment and management of development environments, allowing teams to efficiently leverage modern cloud technologies. A significant benefit of this strategy is the reduction in physical data center footprint. By consolidating resources through HCI, the need for extensive hardware is minimized, leading to more compact infrastructure.

### Awards and recognition

| Award | Theme | Awarded by |
|---|---|---|
| CIO 100 Awards | Technological excellence demonstrated through the transformative and innovative projects | Foundry |

### Research and development (R&D) expenditure – standalone

(In ₹ crore)



Revenue expenditure
850
1,093
R&D expenditure / revenue (%)
0.62
0.73
2025
2026

Note: No capital expenditure was incurred for the years ended March 31, 2026 and March 31, 2025

### Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startups. We are creating an ecosystem to co-create business solutions on client-specific business issues.

### Foreign exchange earnings and outgo

We have built an extensive direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

### Activity in foreign currency – standalone

(In ₹ crore)



Earnings
1,33,294
1,46,140
Expenditure
77,141
82,876
Net foreign exchange earnings (NFE)
56,153
63,264
NFE / earnings (%)
42.1
43.3
2025
2026

for and on behalf of the Board of Directors

| Sd/- | Sd/- |
|---|---|
| **Nandan M. Nilekani**<br>*Chairman*<br>DIN: 00041245 | **Salil Parekh**<br>*Chief Executive Officer and Managing Director*<br>DIN: 01876159 |

Bengaluru
April 23, 2026

# Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and are updated as needed. During the year and at its meeting held on April 23, 2026, the Board revised and adopted some of the policies.

Key policies that have been adopted are as follows:

| Name of the policy | Brief description | Web link |
|---|---|---|
| Whistleblower Policy (Policy on vigil mechanism) | The Company has adopted a Whistleblower mechanism to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The policy was revised and adopted effective January 16, 2025. | https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf |
| Code of Conduct and Ethics | The Company has adopted the Code of Conduct and Ethics, which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective April 23, 2026. | https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf |
| Corporate Policy on Capital Allocation | The policy applies to the distribution of free cash flow as dividends or buy-back over the next five-year period ending in fiscal 2029. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf |
| Policy for Dividend Distribution | The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 23, 2026. | https://www.infosys.com/investors/corporate-governance/documents/dividend-distribution.pdf |
| Infosys Code on Fair Disclosures and Investor Relations | The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate, timely and symmetric communications to our shareholders and the financial markets. The policy was revised and adopted effective April 17, 2025. | https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf |
| Policy for Determining Materiality for Disclosures | The policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 17, 2025. | https://www.infosys.com/investors/corporate-governance/documents/policy-determining-materiality-disclosures.pdf |
| Compensation Recovery Policy | The policy deals with compensation clawback provisions. If the Company restates its financial statements, it allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/compensation-recovery-policy.pdf |
| Nomination and Remuneration Policy | The policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf |

| Name of the policy | Brief description | Web link |
|---|---|---|
| Corporate Social Responsibility Policy | The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective April 17, 2025. | https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf |
| Policy for Determining Material Subsidiaries | The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide governance framework for them. The policy was revised and adopted effective April 17, 2025. | https://www.infosys.com/investors/corporate-governance/documents/material-subsidiaries-policy.pdf |
| Related Party Transactions Policy | The policy regulates all related party transactions of the Group. The policy was revised and adopted effective April 17, 2025. | https://www.infosys.com/investors/corporate-governance/documents/related-party-transaction-policy.pdf |
| Document Preservation & Archival Policy | The policy deals with the retention and archival of corporate records of Infosys Limited. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/document-retention-archival-policy.pdf |
| Board Diversity Policy | The policy sets out the approach to diversity within the Board of the Company. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf |
| Enterprise Risk Management Policy | The policy is to institutionalize a formal risk management function and framework in the Company. This policy is drafted in accordance with the guidelines provided under the Charter of the Risk Management Committee of the Board of Directors, and pursuant to Regulation 21 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The policy was revised and adopted effective April 18, 2024. | https://www.infosys.com/investors/corporate-governance/documents/enterprise-risk-management-policy.pdf |

# Management's discussion and analysis

## Overview

Infosys is a leading provider of AI-first business consulting and technology services, enabling organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Our strategy is to be the navigator for our clients as they ideate, plan and execute on their journey to an AI-first future.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the *Risk management report* of the Integrated Annual Report.

## I. Industry structure and developments

Fiscal 2026 saw lower interest rates and stable economic sentiment but policy changes and geopolitical uncertainties weighed on the tech services industry.

This was a year of subdued growth with pockets of economic green shoots that have kept technology-led growth active. Radical transformation in technology led by AI is shifting the dynamics of discretionary spending and mounting pressure on traditional IT services.

Global GDP growth remained flat at 3.3% in CY 2025[1]. During the same period, IT services contracted by 10 bps, growing at 4.6%[2]. We expect client spending and investments to continue to move towards AI in the near term. These investments are expected to be crucial during this period of economic uncertainty.

We saw AI reshaping the industry in fiscal 2026. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by enterprise AI. With our early lead in AI, we believe we are well-positioned to take advantage of these market opportunities.

For more information, refer to *Our business context* section of the Integrated Annual Report.

[1] NASSCOM Annual Strategic review, 2026

[2] IDC – Technology Spend Forecast

## II. Opportunities and threats

### Our strategy

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reimagine their core offerings, processes and systems rapidly and position themselves as leaders in their industry. Our strategy is to be a navigator for our clients on their AI journey and help them unlock business value. We help our clients ideate, plan and scale their AI future by building strong data foundations with robust cloud capabilities. At the same time, we are also conscious of the need to build adequate safeguards around privacy, ethics, and controls through Responsible AI practices, which we are evangelizing not only within the company, but also across the industry.

### Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With more than four decades of experience in managing the systems and workings of global enterprises, we are uniquely positioned to help clients navigate their AI transformation, backed by our own AI-first strategy and continued investments in strengthening AI capabilities.

### Our competition

We operate in an environment marked by intense competition in traditional services, rapid technology change and continued emergence of specialized players addressing niche areas. We have invested in building proprietary intellectual property in software platforms and products. We have continued to invest in Infosys Cobalt™ – a set of services, solutions and platforms for enterprises to accelerate their cloud journey, Infosys Topaz™ – a set of AI-first services, solutions and platforms using generative and agentic AI technology and Infosys Aster™ – an AI-amplified marketing suite.

## III. Financial condition

Refer to the *Standalone and Consolidated financial statements* in this Integrated Annual Report for detailed schedules and notes.

### 1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. During the year, the movement in share capital was on account of buyback of 10,00,00,000 shares resulting in a cash outflow of ₹18,000 crore (excluding transaction cost) and shares issued on exercise of stock options.

### 2. Other equity

The movement in retained earnings was on account of profit earned during the year and payment of dividends and buyback of equity shares. The Company funded the buyback from its free reserves, including securities premium, as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of ₹50 crore, equal to the nominal value of the shares bought back, as an

appropriation from the general reserve. The increase in securities premium is mainly on account of the exercise of stock options. The Group has made an irrevocable election to present the subsequent changes in fair value of certain instruments in other comprehensive income.

The Special Economic Zone Re-Investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA(1)(ii) of the Income-Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Section 10AA (2) of the Income-Tax Act, 1961.

### 3. Property, plant and equipment

Additions to gross block were mainly on computer equipment and infrastructure.

### 4. Goodwill and other intangible assets

On a consolidated basis, the carrying value of goodwill as at March 31, 2026, amounted to ₹12,117 crore, as compared to ₹10,106 crore as at March 31, 2025. The increase during the year is primarily attributable to goodwill recognized on the acquisition of MRE Consulting Ltd. and The Missing Link Security Pty. Ltd., The Missing Link Security Limited, and The Missing Link Automation Pty. Ltd. (collectively referred to as "The Missing Link"), amounting to ₹444 crore, along with a translation difference of ₹1,567 crore arising from foreign currency fluctuations.

On a consolidated basis, the carrying value of intangible assets as on March 31, 2026, is ₹2,825 crore, whereas on March 31, 2025, it was ₹2,766 crore. During the year ended March 31, 2026, intangibles amounting to ₹297 crore comprising mainly of customer related intangibles were added on account of acquisitions. *Refer to Note 2.4.2 of the Consolidated Financial Statements* for further details.

### 5. Financial assets

#### A. Investments

On a standalone basis, during the year, we invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013, for the summary of the financial performance of our subsidiaries.

The audited financial statements and related information of subsidiaries will be available on our website at www.infosys.com.

We invest in the startup ecosystem to gain access to innovations that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

Our investments comprise mutual funds units, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper and quoted bonds and securities issued by government and quasi-government organizations. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Government securities (G-secs) are highly liquid and marketable instruments issued across tenure, backed by the Government and carrying a sovereign credit. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria, including Tier-I capital, capital adequacy ratio, credit rating, profitability, Non-Performing Assets (NPA) levels and deposit base of banks and financial institutions. These risks are monitored regularly as part of our risk management program.

#### B. Trade receivables

Days Sales Outstanding (DSO) in USD terms was 67 days for the year ended March 31, 2026, compared to 69 days in the previous year.

#### C. Cash and cash equivalents

Our cash and cash equivalents comprise deposits with banks with high credit ratings assigned by international and domestic credit rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically.

#### D. Loans

Loans are provided to subsidiaries as per business requirements. The Company does not have any loans outstanding as at March 31, 2026.

#### E. Other financial assets

Deposit with corporations represent restricted deposits to settle employee-related obligations as and when they arise during the normal course of business. Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage of time. Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

### 6. Other assets

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones. Withholding taxes and others represent credits that can be availed against local taxes payable in various countries. Deferred contract cost mainly comprises the cost of obtaining a contract and the cost of fulfilling a contract recorded in accordance with Ind AS 115, *Revenue from Contracts with Customers*.

### 7. Deferred tax assets / liabilities

Deferred tax asset is primarily on account of temporary difference in property, plant and equipment, lease liabilities, allowances for trade receivables, credits related to branch profits and compensated absences partially offset by deferred tax liability on the Special Economic Zone Re-investment Reserve, branch profit tax and intangibles from business combination.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. *Refer to Note 2.17* of the *Standalone and Consolidated Financial Statements*.

### 8. Income tax assets / liabilities

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India. *Refer to Note 2.17* of the *Standalone and Consolidated Financial Statements*.

### 9. Other financial liabilities

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff. Financial liability under option arrangements represents redemption liability towards acquisitions to purchase the corresponding minority stake.

Accrued expenses represent amounts accrued for other operational expenses. Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation.

### 10. Other liabilities

Invoicing in excess of revenues are classified as unearned revenues. Withholding and other taxes payable represent local taxes payable in various countries in which we operate. We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.
The Company operates the defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers. We provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan"), covering eligible employees in India. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. The plans provide for periodic payouts after retirement and / or a lump-sum payment as set out in rules of each fund and includes death and disability benefits.

### 11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts.

### 12. Leases

Additions mainly comprise lease of computers and buildings taken on lease in certain locations outside India.

## IV. Results of our operations

For details about results of our operations, refer to 'Results of our operations and state of affairs' section in the *Boards' report*.

During fiscal 2026, the Company continued running Project Maximus, a comprehensive margin expansion program structured across five pillars – Value-based selling; Efficient pyramid; Lean, automation and gen AI; Improving key portfolios, and Optimization of indirect costs. Value-based selling is a focused strategy to identify opportunities to align pricing to the value clients received for the services. Efficient pyramid brings in efficiencies to reduce effort costs by improving utilization, reducing sub-contractors, improving role mix, location mix, etc. Lean, Automation and gen AI is a strategic initiative to combine productivity and process improvement using automation technologies, including generative AI, to enhance efficiency. Improving key portfolios is a targeted approach to improve margins on large client engagements and service lines. Savings from Project Maximus, through the optimization of indirect costs, helped us invest in strategic areas such as talent, AI, and sales and marketing.

### 1. Revenue

The growth in our revenues in fiscal 2026 from fiscal 2025 is as follows:

(In ₹ crore)

| Particulars | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | 2026 | 2025 | % change | 2026 | 2025 | % change |
| Revenue | 1,48,819 | 1,36,592 | 9.0 | 1,78,650 | 1,62,990 | 9.6 |

The increase in revenue was primarily attributable to an increase in realization (due to role mix, improved pricing and productivity), acquisitions and currency benefit.

Revenue growth in reported terms includes the impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue, excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current-period revenues in respective local currencies converted to USD using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our consolidated revenues in reported currency terms for fiscal 2026 is ₹1,78,650 crore, a growth of 9.6%. Our consolidated revenues for fiscal 2026 in constant currency grew by 3.1%.

We added 443 new customers (gross) during fiscal 2026 as compared to 365 new customers (gross) during fiscal 2025.

On a consolidated basis, for the year ended March 31, 2026, approximately 97.1% were export revenues whereas 2.9% were domestic revenues, while for the year ended March 31, 2025, 96.9% were export revenues whereas 3.1% were domestic revenues. Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

## 2. Expenditure

The following table gives an overview of the standalone and consolidated operating expenses for fiscal 2026 and fiscal 2025:

(In ₹ crore)

| Particulars | Standalone | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2026 | As a % of revenue | 2025 | As a % of revenue | 2026 | As a % of revenue | 2025 | As a % of revenue |
| Expenses, excluding finance cost | | | | | | | | |
| Employee benefit expenses | 73,239 | 49.2% | 67,466 | 49.4% | 95,094 | 53.2% | 85,950 | 52.7% |
| Cost of technical sub-contractors | 22,388 | 15.0% | 19,353 | 14.2% | 15,421 | 8.6% | 12,937 | 7.9% |
| Travel expenses | 1,596 | 1.1% | 1,467 | 1.1% | 2,097 | 1.2% | 1,894 | 1.2% |
| Cost of software packages and others | 9,274 | 6.2% | 9,617 | 7.0% | 15,722 | 8.8% | 15,911 | 9.8% |
| Communication expenses | 419 | 0.3% | 448 | 0.3% | 603 | 0.3% | 620 | 0.4% |
| Consultancy and professional charges | 1,846 | 1.2% | 1,245 | 0.9% | 2,090 | 1.2% | 1,655 | 1.0% |
| Depreciation and amortization expenses | 2,394 | 1.6% | 2,619 | 1.9% | 4,902 | 2.7% | 4,812 | 3.0% |
| Other expenses | 4,044 | 2.7% | 3,497 | 2.6% | 5,343 | 3.0% | 4,787 | 2.9% |
| **Total** | 1,15,200 | 77.4% | **1,05,712** | **77.4%** | 1,41,272 | 79.1% | **1,28,566** | **78.9%** |

The cost of efforts (comprising of employee benefit expenses and cost of technical sub-contractors) as a percentage of revenue has increased in fiscal 2026 compared to fiscal 2025 mainly on account of a compensation increase, reduction in utilization, and higher use of sub-contractors partially offset by an improvement in offshore mix.

Cost of software packages and others includes third-party items bought for service delivery to clients and has decresed in fiscal 2026 compared to fiscal 2025. Third-party items bought for service delivery to clients include software and hardware, which are integral to our overall service delivery to clients.

The following table additionally presents the function wise classification of operating expenses for fiscal 2026 and fiscal 2025:

(In ₹ crore)

| Particulars | Standalone | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2026 | As a % of revenue | 2025 | As a % of revenue | 2026 | As a % of revenue | 2025 | As a % of revenue |
| Cost of Sales | 1,01,584 | 68.3% | 94,111 | 68.9% | 1,23,531 | 69.1% | 1,13,347 | 69.5% |
| Selling and marketing expenses | 7,488 | 5.0% | 6,282 | 4.6% | 9,062 | 5.1% | 7,588 | 4.7% |
| General and administration expenses | 6,128 | 4.1% | 5,319 | 3.9% | 8,679 | 4.9% | 7,631 | 4.7% |
| **Total** | 1,15,200 | 77.4% | **1,05,712** | **77.4%** | 1,41,272 | 79.1% | **1,28,566** | **78.9%** |

## 3. Other income and finance cost

Other income primarily includes income from investments, gain / loss on investments, foreign exchange gain / loss on forward and options contracts, foreign exchange gain / loss on translation of other assets and liabilities and interest on income tax refund. Other income for fiscal 2026 includes interest (pre-tax) on income tax refund of ₹381 crore on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years. Other income for fiscal 2025 includes interest (pre-tax) on income tax refund of ₹327 crore on account of orders received under Section 250 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years.

The Company received dividend of ₹2,676 crore and ₹1,522 crore from subsidiaries during fiscal 2026 and fiscal 2025, respectively, which are reflected in the *Standalone Financial Statements* Other Income also includes profit on sale of property, plant and equipment amounting to ₹165 crore for fiscal 2026.

Interest income in fiscal 2026 has increased as compared to fiscal 2025 primarily due to increase in investible base during the year. We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates. Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

#### 4. Exceptional items

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, ('Labour Codes') which consolidate 29 existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, among other things, introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes, which has resulted in increase in gratuity liability, a defined benefit plan arising from past service cost and an increase in compensated absences. Accordingly, ₹1,146 crore and ₹1,289 crore has been recognized in the Standalone and Consolidated Statement of Profit and Loss, respectively, for the year ended March 31, 2026. Considering that the impact arising out of the enactment of the new legislation is an event of a non-recurring nature, the Company has presented this incremental amount as "Impact of Labour Codes" under "Exceptional Item" in the Standalone and Consolidated Statement of Profit and Loss for the year ended March 31, 2026.

#### 5. Provision for tax

We have provided for our tax liability both in India and overseas.

The applicable Indian corporate statutory tax rate for both the years ended March 31, 2026 and March 31, 2025, is 25.17%. The Taxation Laws (Amendment) Act, 2019 has introduced Section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax without claim of certain deductions mentioned therein, including deduction for SEZ units under Section 10AA of the Income-tax Act, 1961. From fiscal 2025, the Income-Tax expense of the Company has been recognized by applying the provision of Section 115BAA of the Income-tax Act without claim of deduction for SEZ units under Section 10AA of the Income-tax Act.

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2026 | 2025 | 2026 | 2025 |
| Income tax expense (in ₹ crore) | 9,546 | 9,873 | 10,521 | 10,858 |
| Effective tax rate (in %) | 24.6 | 27.9 | 26.3 | 28.9 |

Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions. Our effective tax rate in fiscal 2026 was lower primarily on account of reversal of tax provision due to receipt of order giving effects received in fiscal 2026 for prior assessment years resulting in reduction in effective tax rate by 2.2%.

During fiscal 2026, the Company received orders under Sections 250 and 254 of the Income-Tax Act, 1961, from the Income-Tax Authorities in India for the assessment years 2013-14 and 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of ₹381 crore was recognized and provision for income tax aggregating ₹869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹86 crore has been reduced from contingent liabilities.

During fiscal 2025, the Company received orders under Section 250 of the Income-Tax Act, 1961, from the Income-Tax Authorities in India for the assessment years 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of ₹327 crore was recognized and provision for income tax aggregating to ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,068 crore has been reduced from contingent liabilities.

#### 6. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; Manufacturing; Retail, Consumer Packaged Goods and Logistics; Energy, Utilities, Resources and Services; Communication, Telecom OEM and Media; Hi-Tech; Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and identified enterprises in public services. This is discussed in detail in *Note 2.26* to the *Consolidated Financial Statement* in this Integrated Annual Report.

### Business segments – Consolidated

(In ₹ crore)

| Particulars | Financial Services | Manufacturing | Energy, Utilities, Resources and Services | Retail | Communication | Hi-Tech | Life Sciences | All other segments | Total |
|---|---|---|---|---|---|---|---|---|---|
| Segmental revenues | | | | | | | | | |
| 2026 | 49,908 | 29,078 | 23,818 | 23,077 | 21,765 | 13,928 | 12,267 | 4,809 | 1,78,650 |
| 2025 | 45,175 | 25,207 | 21,710 | 22,059 | 19,108 | 13,090 | 11,831 | 4,810 | 1,62,990 |
| Growth (%) | 10.5 | 15.4 | 9.7 | 4.6 | 13.9 | 6.4 | 3.7 | – | 9.6 |
| Segmental operating income | | | | | | | | | |
| 2026 | 12,678 | 6,444 | 5,984 | 7,089 | 3,861 | 3,228 | 2,444 | 717 | 42,445 |
| 2025 | 11,099 | 4,856 | 6,097 | 7,133 | 3,341 | 3,220 | 2,663 | 827 | 39,236 |
| Growth (%) | 14.2 | 32.7 | (1.9) | (0.6) | 15.6 | 0.2 | (8.2) | (13.3) | 8.2 |
| Segmental operating margin (%) | | | | | | | | | |
| 2026 | 25.3 | 22.1 | 25.1 | 30.7 | 17.7 | 23.1 | 20.0 | 14.8 | 23.7 |
| 2025 | 24.6 | 19.3 | 28.1 | 32.3 | 17.5 | 24.6 | 22.5 | 17.2 | 24.1 |

Overall segment profitability has decreased primarily on account of lower utilization; and investments in talent, AI, sales & marketing, which was partially offset by benefits arising from increased realization through pricing and productivity, improved onsite mix and foreign currency translation.

The following graph sets forth our revenue by geography:

(In ₹ crore)


2026
2025
1,00,167 (56.1%)
15,927 (8.9%)
5,102 (2.9%)
57,454 (32.1%)
Total
1,78,650
94,397 (57.9%)
14,984 (9.2%)
5,014 (3.1%)
48,595 (29.8%)
Total
1,62,990
% growth - 2026
North America – 6.1%
Europe – 18.2%
India – 1.8%
Rest of the World – 6.3%
Total growth 9.6%

## 7. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for the requirements of our business operations.

Our growth has been financed largely through cash generated from operations.

Our cash flows are robust. Our operating cash flows have decreased marginally in fiscal 2026 as compared to fiscal 2025 primarily on account of higher income tax refunds received during fiscal 2025, higher outflow on working capital and partially offset by an increase in net profits adjusted for non-cash items.

Consolidated cash and investments of ₹43,075 crore comprise cash and cash equivalents, current and non-current investments, excluding investments in equity and preference shares and others.

### Capital Allocation Policy

Refer to the Board's report in this Integrated Annual Report for details on our Capital Allocation Policy, reviewed and approved on April 18, 2024.

## 8. Related party transactions

These have been discussed in detail in *Note 2.24* to the *Standalone Financial Statements* in this Integrated Annual Report.

## 9. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report* in this Integrated Annual Report.

## 10. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2026 | 2025 | 2026 | 2025 |
| Market capitalization to revenues (times) | NA | NA | 2.8 | 4.0 |
| Price / Earnings (times) | NA | NA | 17.5 | 24.4 |
| Days Sales Outstanding (DSO) in USD terms[1] | – | – | 67 | 69 |
| Cash and investment[2] as a % of total assets | 22.6 | 28.7 | 27.6 | 31.9 |
| Revenue growth (%) | 9.0 | 5.9 | 9.6 | 6.1 |
| Operating margin (%)[5] | 21.9 | 22.6 | 20.3 | 21.1 |
| Net profit margin (%) | 19.6 | 18.7 | 16.5 | 16.4 |
| Current ratio (times) | 2.0 | 2.4 | 2.0 | 2.3 |
| Debt equity ratio (times)[3] | 0.0 | 0.0 | 0.1 | 0.1 |
| Debtors turnover (times) | 5.2 | 5.3 | 5.4 | 5.3 |
| Interest coverage ratio (times)[4] | 188.2 | 161.4 | 97.1 | 91.4 |
| Basic EPS (₹)[6] | 70.87 | 61.58 | 71.58 | 64.50 |

(1) The Company does not track DSO at a standalone level.

(2) Includes cash and cash equivalents and investments, excluding investments in equity, preference shares and others.

(3) Debt represents only lease liabilities.

(4) Primarily lease interest.

(5) In fiscal 2026, the provisions of The Labour Codes notified by The Government of India on November 21, 2025, has resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendment) and compensated absences by ₹1,146 crore and ₹1,289 crore on a standalone and consolidated basis, respectively. Consequently the operating margin has dropped by 0.8% and 0.7% on a standalone and consolidated basis, respectively.

(6) Includes positive impact on Basic EPS of ₹2.81 and ₹2.80, respectively, on account of orders received under Sections 250 and 254 of the Income Tax Act, 1961, from the Income tax authorities in India for certain assessment years, on a consolidated and standalone basis, respectively. This was partially offset by a negative impact on Basic EPS of ₹2.36 and ₹2.10, respectively, attributable to the Labour Codes notified by the Government of India on November 21, 2025, which resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendment) and compensated absences on a consolidated and standalone basis respectively for fiscal 2026.

Includes positive impact on Basic EPS of ₹1.03 on account of orders received under Section 250 of the Income-Tax Act, 1961, from the Income tax authorities in India for certain assessment years on a consolidated and standalone basis respectively for fiscal 2025 (*Refer to Note 2.17* of the *Standalone and Consolidated Financial Statements* included in this Integrated Annual Report for further details).

### Return on net worth

The details of return on net worth at standalone and consolidated levels are as follows:

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2026 | 2025 | 2026 | 2025 |
| Return on net worth (%) | 34.7 | 30.3 | 31.2 | 29.0 |

Return on net worth is computed as net profit by average net worth. Net profit increased from ₹26,713 crore to ₹29,440 crore on a consolidated basis and increased from ₹25,568 crore to ₹29,211 crore on a standalone basis. Return on net worth has increased in line with the net profit increase and changes in average net worth on account of dividends and buyback.

### Ratios where there has been a significant change from fiscal 2025 to fiscal 2026

1. Revenue growth for fiscal 2026 is more compared to revenue growth for fiscal 2025 and segment-level details have been explained in the relevant section above.
2. Market capitalization to revenues (times) reflects the share price decrease by 20% and revenue growth of 9.6% in fiscal 2026.
3. Price / Earnings (times) reflects the share price decrease by 20% and EPS growth of 11.0% in fiscal 2026.

## V. Outlook, risks and concerns

We have adopted an integrated ERM framework that is implemented across the organization by the Risk Management Office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

We have provided the details of the Infosys ERM framework, key and emerging risks along with mitigation in the *Risk management report* of this Integrated Annual Report. The list of risk factors that we track for our business are covered in our 20-F filing available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

## VI. Internal Financial Control Systems and their adequacy

Infosys has aligned its current systems of internal financial control with the requirement of the Companies Act, 2013, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Internal Control – Integrated Framework is intended to increase transparency and accountability in an organization's process of designing and implementing a system of internal control. The framework requires a company to identify and analyze risks and manage appropriate responses.

Internal financial control systems include the design, implementation and maintenance of adequate internal financial controls that are operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

In designing and evaluating our disclosure controls and procedures, the Management recognizes that any controls and procedures, no matter how well-conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on

their evaluation as of the end of the period covered by this Integrated Annual Report, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions, is recorded, processed, summarized, and reported within the time periods specified, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to the Management, including themselves as appropriate to allow timely decisions about required disclosure.

Deloitte Haskins & Sells LLP, the statutory auditors of Infosys Limited, has audited the financial statements included in this Integrated Annual Report, and as part of their audit, has issued their report on the Company's internal financial controls (as defined in Section 143 of Companies Act, 2013), on the effectiveness of our internal financial controls over *Standalone and Consolidated Financial Statement* as at March 31, 2026.

Infosys Limited has appointed Ernst & Young LLP to oversee and carry out internal audit of its activities. The audit is based on an internal audit plan, which is reviewed each year in consultation with the statutory auditors and approved by the Audit Committee.

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Integrated Annual Report discusses the adequacy of our internal control systems and procedures.

## VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in AI-first business consulting and technology services enable us to attract and retain some of the best talent.

### Human resources management

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organizational culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their careers and navigate their next. Infosys remains committed to nurture an inclusive workplace for our diverse talent.

We strive to create a world-class employee experience, focusing on Experience by Design – designing consistent best-in-class policies, processes, programs and systems, keeping employees at the core of whatever we do.

Infosys continues to uphold its belief that its people are its greatest strength. Guided by this philosophy, the organization remains committed to harnessing the full potential of technology to deliver world-class employee experience. A range of strategic initiatives has been implemented to empower employees to find purpose in their work, contribute meaningfully through high-performing teams, pursue continuous learning, and shape the future of the enterprise. These initiatives create opportunities for employees at all career stages to advance, supported by the Company's strong culture and values.

Leadership development remains a key focus area, enabling Infosys to maintain a deep and diverse leadership pipeline. This emphasis ensures that capable leaders from within the organization are consistently prepared to take on expanded roles and emerging challenges.

In response to evolving workplace dynamics, Infosys has adopted a hybrid work model that balances flexibility with business needs. Through increased deployment of technology and automation, the Company has enhanced workforce productivity, employee engagement, and operational excellence. A strong framework for recognition and rewards, along with the reinforcement of diversity, equity, and inclusion, contributes to a safe, supportive, and collaborative environment. Infosys' best-in-class HR practices have been acknowledged through numerous awards and industry accolades.

### Resolution hubs

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.

Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness while addressing concerns. The concerns are handled with a lot of sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

**Philosophy**

Infosys is committed to its philosophy of a positive and equal opportunity workplace that is free of discrimination and harassment.

**Corner Stones**

The Infosys Human Rights Statement, Global Policy on Anti-harassment / Discrimination and the Code of Conduct & Ethics are the cornerstones to this philosophy.

**Culture**

Fostering the Speak Up Culture wherein employees are encouraged to report if they have concerns or suspect violations of the Code, Company policies and procedures, or laws.

Resolution Hubs at Infosys include

**HEAR (Hearing Employees And Resolving)**

- Formal forum for resolution of workplace grievances that are unresolved at the Unit HR / Manager levels
- Multiple layers of grievance redressal with appeal mechanism
- Neutral panel investigates concerns to arrive at objective outcomes
- The forum also reviews anonymous concerns in collaboration with the Whistleblower Office

**ASHI (Anti-Sexual Harassment Initiative )**

- This initiative aims at prevention, prohibition and redressal of sexual harassment-related concerns.
- Grievance Redressal Body (GRB) is the custodian of this initiative
- Follows an Internal Complaints Committee (ICC) framework for handling and resolution of incidents
- The scope is gender-neutral and addresses the aspect of sexual harassment at the workplace

The HR team implemented many enablement and preventive initiatives across the organization to strengthen awareness, enhance employee responsibility and contribute to building a more engaged and empathetic work culture.

### HEAR (Hearing Employees and Resolving)

The HEAR (Hearing Employees and Resolving) is an independent forum that functions as an employee grievance resolution hub under the Human Resources Department. The HEAR office reviews grievances from employees on various workplace-related aspects that purportedly impede a positive work environment. The HEAR Office adopts a decentralized model with institutionalized presence in business, units, geographies and affiliates, including subsidiaries.

The HEAR Office works to respond quickly and effectively to the grievances through objective reviews mediated through a neutral panel or through compliance audits that ensure adherence with relevant policies. The HEAR Office also offers advice and guidance to other departments on matters involving policy / process compliance as well as upward feedback to the senior management of the Company on the employee pulse. The mission of the HEAR Office is to serve as a fair, trusted, and effective independent resolution mechanism for the organization. This guide is based on due diligence, insights and experience gained from panel review / investigations facilitated across the organization. To know more about HEAR forum and HEAR Structure, click on ESG report 2025-2026.

### The Anti Sexual Harassment Initiative (ASHI)

The Anti Sexual Harassment Initiative (ASHI) is Infosys' enterprise-wide framework to prevent, prohibit, and redress sexual harassment at the workplace, in line with the organization's values of integrity, respect, and fairness. ASHI is anchored in the Company's commitment to providing a safe, inclusive, and dignified work environment for all employees, contractors, and associates, with zero tolerance towards harassment and strict non-retaliation for those who raise concerns. ASHI goes beyond statutory compliance by adopting a gender-neutral, employee-centric, and globally consistent approach, ensuring procedural fairness, confidentiality, and adherence to principles of natural justice.

In accordance with the Prevention of Sexual Harassment (POSH) Act, Internal Committees (ICs) have been established across all development centers falling under regulatory jurisdiction. These committees are responsible for redressal of sexual harassment concerns raised by women employees.

ASHI places strong emphasis on prevention and early intervention, recognizing that a safe workplace is built through awareness, leadership accountability, and behavioral reinforcement.


Multiple safe reporting channels
Continuous awareness, education and enablement
Monitoring and analytics

In addition, the Grievance Redressal Body (GRB) comprising external experts, senior internal leaders, and the Investigative Council oversees governance, policy interpretation, and implementation pertaining to prevention of sexual harassment at the workplace.

Employees can report concerns via the ASHI web application, the InfyMe app, or by writing to GRB@infosys.com. All cases follow a formal process aligned with statutory requirements and Company policies.

### Behavior Matters

The Behavior Matters campaign aims to draw attention to the attributes that contribute to a positive work culture, while ensuring that every employee feels valued and respected. Behavior at the workplace matters as it has a direct impact on the work environment. Good behavior from every employee contributes to the overall culture, well-being of teams, and the work environment. Positive behavior fosters a culture of respect, collaboration and productivity. When employees feel valued and respected, they are likely to be engaged, motivated and committed to their work.

## A GREAT WORKPLACE STARTS WITH EVERYDAY BEHAVIOR

**#BehaviorMatters**

**Behavior Matters** is an initiative that reinforces our core values by promoting respectful interactions, inclusive practices, accountability, and a speak-up culture. It reflects our commitment to a positive workplace by encouraging everyday actions that shape a culture where everyone feels valued and heard.


Respect & Dignity
Inclusion
Accountability
Speak Up Culture

**Our Commitment:**

- Infosys is one of the first signatories to the United Nations Compact - a commitment by Corporations to create a good working environment for employees
- As per the Infosys Human Rights Statement, all of us need to treat each other with "Respect" and "Dignity"

**What it means for our employees:**

- Be mindful of how your actions affect others
- Support a culture where everyone feels heard
- Take ownership of your words, behavior & impact
- Foster psychological safety within teams

### Extending the commitment to contract staff

Infosys extends its commitment of a safe and inclusive workplace to all third-party personnel operating on its campuses. Refresher training sessions, delivered in nine Indian languages, are conducted to reinforce key messages on safety and conduct. Emergency and safety cards with essential contact information are also provided to employees and contracted staff.

### Whistleblower Policy

The Company has formulated the Whistleblower Policy in line with the mandated regulatory requirements – Sarbanes-Oxley Act (SOX), 2002 and the Companies Act, 2013 – which mandates listed companies to establish a "vigil mechanism" for reporting genuine concerns.

The forum is predominantly for the receipt, retention and treatment of complaints regarding matters of probable discrepancies in accounting, internal accounting controls or auditing, and also enables anonymous reporting by employees. While the Whistleblower Policy and the forum is administered and managed by the Office of Integrity and Compliance, complaints (anonymous or otherwise) pertaining to deviations in workplace policies / processes involving employees are reviewed in tandem by the Employee Relations Department.

### Human rights

As a signatory to the "United Nations Global Compact", Infosys Limited supports the protection and elevation of human rights in accordance with the United Nations Universal Declaration of Human Rights, United Nations Guiding Principles on Business and Human Rights ("UN Guiding Principles") and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"). We are signatories to the UN Women's Empowerment Principles.

A fundamental tenet of the Infosys Code of Conduct and Ethics is 'Respecting Each Other.' This articulates our commitment to provide an equal opportunity workplace free of discrimination or harassment. Our Human Rights Statement provides a broad framework to ensure that all employees are treated with respect and dignity and that a common set of principles apply to our business practices to ensure that we do not condone human rights violations or abuses.

Further details are available in the Infosys Code of Conduct: https://www.infosys.com/investors/corporate-Governance/documents/codeofconduct.pdf.

### Recruitment

As of March 31, 2026, the Group employed 3,28,594 employees, of which 3,10,887 were professionals involved in service delivery to clients, including trainees.

We continually seek and employ a diverse workforce across various IT fields. We have established strong connections with leading institutions worldwide and recruit students who consistently demonstrate exceptional performance. Our flagship initiative, HackWithInfy, an online coding competition, has earned international recognition over the years, enabling us to attract top-tier coding talent.

We remained steadfast in our commitment to the RestartWithInfy initiative to welcome back women who had taken a career break. We were able to hire 947 women into the Infosys ecosystem in Fiscal 2026 through this successful endeavor.

During fiscal 2026, we received 58,84,480 employment applications, interviewed 4,50,901 applicants and extended offers of employment to 87,286 applicants. These statistics do not include our subsidiaries.

### Education, training and assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper personalize learning, at scale, across all our learning offerings. These efforts have helped us garner recognitions, including from Brandon Hall and ATD Best.

The Foundation Training Program, enables newly onboarded entry-level hires to transform into corporate professionals. Comprising over 40+ technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure freshers are adept in the new skills fiscal 2026, 10,766 fresh graduates completed the training at the Global Education Center (GEC) campus, Mysuru and were released to delivery units. Many of them are first-generation professionals from diverse geographies.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next-generation digital technologies and methodologies, including gen AI technologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization. In fiscal 2026, 81.8% of our workforce trained with annual employee learning hours averaging at 113 hours. Cumulatively, 84% of our workforce is now AI-aware, reflecting strong progress in future-ready skills.

Lex, our in-house learning platform, offers over 40,000+ curated courses, which includes over 30,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. On an average, 37,000 employees used Lex on weekdays and around 8,000 employees used it on weekends, with an average learning time of 39 minutes.

Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard, led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 20,000 courses are available and about 11 million learners across the world are actively consuming content on Infosys Springboard.

## VIII. Other details

### 1. Quality

The Quality function at Infosys, in line with the organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys' services through superior performance and quality
- Optimize Infosys' client projects as well as internal functions for greater efficiency and agility
- De-risk Infosys' operations by ensuring delivery excellence, compliance and sustainability

While AI adoption is rapidly gaining traction with clients, there is a wide spectrum of AI maturity. To standardize adoption across services while contextualizing to a client's AI journey, our Quality team has defined an adaptable AI-first software engineering framework with AI-augmented and agentic AI engineering. With AI-augmented, teams can seamlessly adopt AI-infused processes integrated with AI platforms, tools (Infosys and third party) and accelerators. For early AI adopters, agentic AI helps them re-imagine the way they work, with tailorable blueprints, pre-built agents to orchestrate with human in the loop, agent governance and responsible AI guardrails.

We continue to evolve our capabilities in new ways of working for the AI-first world. From Agile, DevSecOps, Site Reliability Engineering to our product-led, platform-driven operating model are all transforming to be relevant for AI-led organizations. In addition, Quality consulting helps clients transform to new AI-infused ways of working and culture, embed AI engineering and practices, and set up AI governance within their organizations.

Quality has been leading the way in driving lean and automation in the organization to enhance productivity and quality, which has resulted in sustained, large optimization in projects. It deployed robust frameworks, process levers, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and engineering excellence. Our holistic automation maturity model is actively used to help projects increasing automation levels, from point tools towards cognitive and autonomous operations, leveraging AI and gen AI. Our focus on bringing new and emerging AI technologies and tools continues to guide the new ways of working for the organization helping deliver enhanced value for our clients.

Quality continues to propel best practices and long-term sustainability within our organization. Through our structured audits and assessment frameworks, we are actively focusing on de-risking the organization and have expanded our coverage to include a broader range of services, centers, and subsidiaries. This ongoing commitment ensures we stay ahead in our industry.

We consistently comply with international management system standards and models, including ISO 9001, ISO 27001, ISO 14001, ISO 45001, ISO 50001, ISO 22301, ISO 20000, ISO 27701, AS 9100, and ISO 13485.

Infosys has onboarded AI practices from CMMI.AI, and we were among the first few organizations in the world to successfully complete pilot assessment by CMMI institute. In addition, Infosys has achieved Reasonable assurance on ISO 14068-1: Climate change management – Transition to net zero – Part 1- Carbon neutrality underscoring our dedication to ESG principles. Infosys China and Infosys Brazil got certified for Privacy Information Management System – ISO 27701 standard.

## 2. Infosys Center for Emerging Technology Solutions (ICETS)

As organizations enter a new era of AI-led transformation, the momentum around artificial intelligence continues to accelerate. Generative AI is rapidly evolving from experimentation to enterprise-scale deployment, fundamentally reshaping how businesses design products, deliver services, and solve complex challenges. Increasingly, the focus is shifting from isolated innovation to orchestrated, scalable execution – where intelligence, autonomy, ethics and governance must work in harmony.

ICETS is at the forefront of this transformation, enabling enterprises to harness emerging technologies with a structured, outcome-driven approach.

### A structured innovation journey: Next, Near, and Now

ICETS innovation framework is grounded in a clear and scalable model that balances long-term vision with immediate business impact.

### Next – Applied Research Centers (ARC)

Applied Research Centers are designed to research, create and apply emerging technologies, such as advanced AI, cybersecurity, robotics, autonomous machines, quantum computing, and next-gen interaction models, with a balance of medium / long-term visionary research and near-term application of these technologies to help our clients. The focus is to build in-house expertise and intellectual property that helps accelerate this journey for Infosys and clients.

#### Advanced AI

Advanced AI is undergoing a fundamental redefinition. While early progress emphasized model sophistication, the focus today has shifted to how AI systems reason, act, and operate autonomously within enterprise environments. Organizations are embedding AI agents into real-world workflows, enabling systems to:

- Plan and execute multi-step processes
- Collaborate with humans and other agents
- Adapt dynamically to changing contexts

This evolution introduces new challenges around coordination, governance, and cost predictability, making execution – not intelligence alone – the defining factor of success.

At ICETS, our Applied Research Centers are addressing these challenges through initiatives such as:

- AI agent orchestration frameworks
- Automated model lifecycle transitions (LLM-to-SLM)
- Agent certification and governance models

We are also advancing capabilities in runtime observability, auditability, and control, ensuring AI systems remain transparent, accountable, and enterprise-ready.

#### New interaction model

Generative AI is reshaping digital experiences through the emergence of expressive avatars and digital humans. These AI-powered interfaces enable more natural, intuitive, and human-like interactions and are transforming customer experience, education, and accessibility – shifting interactions from transactional to relationship-driven through:

- Realistic speech, lip-sync, and facial expressions
- Emotion-aware, personalized, and context-driven engagement

#### Cybersecurity

- AI-driven threat detection and response
- Privacy-preserving techniques (federated learning, secure inference)
- Multimodal threat analytics and real-time security operations

#### Autonomous Machines

- Intelligent systems operating in dynamic, real-world environments
- Sensor fusion, simulation, and edge intelligence
- Scalable deployment across logistics, mobility, and infrastructure

#### Humanoids

- Human-like robots with advanced perception and dexterity
- Collaboration between humans and machines in complex tasks
- Focus on safety, productivity, and real-world adaptability

#### Quantum

- Hybrid quantum-classical computing approaches
- Optimization and scientific computing use cases
- Post-quantum cryptography and enterprise readiness

### Near – Living Labs

Bringing innovation to reality through co-creation, rapid prototyping, and real-world validation, Living Labs enable clients to contextualize, experiment, iterate and de-risk innovations in controlled environments.

#### Infosys Living Labs

Infosys Living Labs are present in all major geographies, and the network is growing rapidly to cover even more locations. They have already hosted hundreds of client visits.

The innovations, solutions and capabilities on display in these locations cover all major areas such as Infosys Topaz™, Infosys Cobalt™, Infosys Aster™, brand partnerships, hyperscaler and other alliances, Infosys Innovation Network of startups, academic collaborations, CSR initiatives, and almost all service lines and business verticals in which Infosys operates. Often, these focus areas result in specialized sets of showcases around specific themes such as Responsible AI, accessibility, cybersecurity or around industry themes such as Future of Retail, payments, banking, manufacturing and so on.

Most importantly, Infosys Living Labs provide open, efficient playgrounds for our innovation teams to engage with clients, one client at a time, to address their specific challenges and opportunities through Client Living Labs.

**Client Living Labs**

Client Living Labs are 'innovation-as-a-service engagements' with clients, driven by client needs and experience, to address client / industry-specific challenges through emerging technologies, design, innovation management expertise and rapid experimentation.

Client Living Labs continue to gain momentum, with 40 active engagements. The innovation services are centered around the flagship programs:

IncubateNext: Driving rapid experimentation through internal experts and external partnerships. Enabling scalable innovation by applying emerging technologies and design to real-world use cases across domains and geographies.

ImagineNext: Exploring future possibilities through trend sensing and innovation insights. Identifying new business opportunities using signals from evolving technologies.

SenseNext: Capturing early signals of market and technology shifts. Helping clients stay ahead by translating insights into actionable strategies.

**Now – Platforms and Ecosystems: Infosys Topaz Fabric**

Driving enterprise-scale value through reusable platforms, accelerators, and integration capabilities that operationalize AI at scale.

Together, these pillars form a cohesive approach that transforms ideas into measurable business outcomes – ensuring innovation is not only visionary but also executable.

At the core of our Now strategy is Infosys Topaz Fabric – composable, and interoperable AI agents, tools, services, and models. The stack enables organizations to optimize existing IT processes and eliminate or automate manual tasks. It helps enterprises build on existing investments, through a platform-of-platforms approach, unlocking value across the enterprise landscape by unleashing, accelerating, amplifying, and maximizing value realization.

**Consulting**

Brings together strategic intelligence, AI-powered insights, and structured frameworks to help organizations make better decisions and drive meaningful change. It supports end-to-end advisory needs – from research and product discovery to large deal solutions, value management, and process re-reimagining, enabling enterprises to design clear roadmaps, prioritize initiatives, and realize measurable business outcomes with speed and confidence.

**Engineering**

Accelerates the full spectrum of software delivery by combining modern architectures, intelligent automation, and AI-driven execution. It spans greenfield engineering, application modernization, platform and cloud migration, data and quality engineering, and process re-engineering. By embedding intelligence across build, migrate, and run phases, engineering enables scalable, resilient, and future-ready digital systems that continuously improve speed, quality, and business outcomes.

**Operations**

Enables intelligent, resilient, and proactive management across IT, business, and network environments. It brings together AI driven monitoring, automation, and real time intelligence to streamline IT Ops, Business Ops, Integrated BizTech Ops, Network Ops, and Cybersecurity SOC. By embedding self-healing capabilities and predictive insights, operations improve service reliability, accelerates issue resolution, and ensures seamless, outcome-driven enterprise performance at scale.

**Driving measurable business impact**

ICETS drives measurable business impact by accelerating enterprise-wide AI adoption, enabling faster experimentation and deployment, and strengthening trusted governance. It also improves cost efficiency, operational predictability, and builds future-ready capabilities across industries.

**Looking ahead**

As AI continues to evolve, the next phase of transformation will be defined by execution excellence, ecosystem collaboration, and responsible innovation. Organizations that successfully balance innovation with scalability and governance will lead the way.

ICETS remains committed to equipping enterprises, and to play a catalytic role within Infosys, with the research, experimentation, tools, platforms, and expertise needed to turn emerging technologies into real-world value – pushing the boundaries of what AI can achieve.

## 3. Branding

Brand Infosys is a key intangible asset for the Company, ranked amongst the world's Top 100 brands in FY26, and recognized as the fastest growing IT services brand globally, over a six-year period. It is nurtured by over 3,25,000 purpose-driven Infoscions seeking to amplify human potential and create the next opportunity for people, businesses, and communities. The brand serves to position Infosys as the enterprise AI partner of choice for businesses navigating their transformation. It is built around the premise that the experience we have gained, over four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-first foundation. We also empower the business with enterprise AI, cloud, and other digital technologies at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning approach drives their continuous improvement through building and transferring skills, expertise, and ideas from our innovation ecosystem. For over four decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients, where diverse talent, in an inclusive workplace, helps them navigate their next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros, ATP and The International Tennis Hall of Fame, we help showcase how brand Infosys is reimagining

the tennis ecosystem for a billion fans globally, leveraging data, insights, and digital experiences. We are the official digital innovation partner of Madison Square Garden (MSG) properties including the New York Knicks, New York Rangers and the MSG Arena. We are also the official digital innovation partner for the ABB FIA Formula E World Championship. In addition, our strategic partnerships with Dow Jones, The Economist Group, Financial Times and Handelsblatt Media Group further accentuate this position. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

### 4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We, along with our subsidiaries, added 443 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,965. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

| Clients | 2026 | 2025 |
|---|---|---|
| 100 million dollar + | 41 | 39 |
| 50 million dollar + | 88 | 85 |
| 10 million dollar + | 328 | 309 |
| 1 million dollar + | 1,018 | 992 |

### 5. Infosys Leadership Institute (ILI)

As artificial intelligence continues to redefine enterprise priorities, the Infosys Leadership Institute (ILI) plays a pivotal role in building leadership capability aligned to Infosys' long-term strategic objectives. ILI's integrated leadership ecosystem is anchored around four focus areas – succession planning, leadership bench strength, development of title holders, and strengthening inclusivity in leadership – ensuring sustained leadership readiness across the organization.

ILI accelerated AI-led leadership capability through its AI for Business Growth program, delivered in partnership with Kellogg. Over the last two years, more than 1,500 senior leaders across Infosys have completed this program, complemented by focused sessions with internal leaders and external subject matter experts. A day-long AI immersion program designed for senior leaders to build hands-on experience with AI tools, including Infosys Topaz Fabric to solve real industry problems further strengthened AI fluency across our leadership. In parallel, executive leadership programs designed in partnership with Harvard Business School and MIT and delivered as week-long residential cohorts in our Mysuru campus, supported senior leaders in navigating leadership imperatives in an AI-infused context.

ILI continued to strengthen enterprise-wide succession planning through a structured, data-led approach, supported by regular reviews. Detailed leadership profiles and personalized development plans were created for leaders in critical roles, supported by executive education programs with leading global institutions and targeted external coaching for identified successors. The flagship Constellation program – designed to build a robust pipeline of high potential leaders – was refreshed to align closely with enterprise priorities. As part of the Constellation journey, leaders participated in a 10-month signature program with Oxford Saïd Business School and worked in cross-functional teams on strategically critical enterprise projects. A total of 12 Constellation projects were executed during the year, providing leaders with enterprise exposure, senior leader mentorship, and hands-on experience in solving complex organizational challenges.

ILI delivered highly personalized development experiences for title holders through a combination of internal and external programs, mentoring, coaching, and career conversations. Signature offerings included the 10-month Enterprise Leadership Program for AVPs, the Executive Communication program in partnership with The Economist for VPs, and the InFusion program for new title holders. One-on-one leadership advisory discussions not only enable deep personalization of development, they also enabled leaders to translate learning into on-the-job impact. Leadership learning continued at scale, with Infosys leaders collectively investing over 10,000 leadership learning days annually for the last two years, reflecting the relevance, quality, and sustained engagement with ILI's offerings. ILI also maintained strong feedback metrics, including a Net Promoter Score of over 96% for the third consecutive year and recognition as the top unit on Internal Partner Satisfaction for three consecutive years.

Inclusion in leadership remains a strategic priority for Infosys. The #IamtheFuture program continued to strengthen the pipeline of leaders through multi-year, role-specific development journeys focused on accelerating readiness, fostering an inclusive ecosystem, and strengthening the leadership pipeline. The program has covered over 700 leaders, helping strengthen key leadership capabilities and fostering an inclusive culture. The program has been redesigned this year to further differentiate development experiences across career stages, with a strong emphasis on application, simulations, and contextual learning.

Through a combination of world-class academic partnerships, deep internal contextualization, and trusted one-on-one advisory support, ILI remains a strategic partner to business units and leaders-enabling leadership effectiveness, succession readiness, and sustained organizational performance, culminating in being recognized as the Best Business Enabling Function (small) for 2025-26 at the Infosys Awards for Excellence.

### 6. Infosys Knowledge Institute

IKI is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys' experts and client collaborations to produce novel, distinctive content and insights on the business impact that technology can drive for enterprises. IKI also develops proprietary data and insights through primary research, including large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity reports, the annual Tech Navigator report and ongoing TechCompass tech trends series, and industry-focused market outlooks and executive journals. IKI has collaborated with over 1,000 clients and created over 2,000 assets since inception. For more information, visit https://infosys.com/iki.

## 7. ESG vision and ambitions

In October 2020, we launched our ESG Vision 2030 to 'shape and share solutions that serve the development of businesses and communities.' Our vision continues to reflect our commitment to responsible business. In fiscal 2025, at the mid-point of our journey towards our 2030 goals, we had an opportunity to refresh our ESG ambitions and launch our ESG Vision 2030 Refresh, to address the changing priorities of our stakeholders.

We continue to be carbon neutral across our global operations, for the seventh consecutive year . Our ESG Vision 2030 Refresh articulates our ambition to become climate positive in 2030 by implementing initiatives across Scope 1, 2 and 3 to reduce own carbon footprint and sequester more carbon from the atmosphere than our emissions, thereby going beyond net zero, engaging clients on climate action through our solutions, maintaining 100% recycling of waste water, implementing initiatives to sequester more water than we consume year-on-year and ensuring zero waste to landfill. Further, our digital skilling programs aim to empower more than 18 million people and enable employment opportunities for more than 500,000 people. Our commitment to transform and create sustainable communities through new tech for good initiatives and CSR efforts, including employee volunteering, healthcare and women empowerment, is designed to amplify communities. We remain focused on facilitating best-in-class employee experience and being recognized among the best employers in our key operating regions.

We will continue to bring the interests of all stakeholders to the fore through an empowered, diverse and inclusive board while we shape and embrace leading data privacy standards and be recognized as an industry leader in our information security practices.

For more details read infosys-esg-vision-2030-refresh.pdf

# Corporate governance report

Corporate governance guides how a company is directed and its relationships with its stakeholders. With the right structure and systems in place, good corporate governance enables companies to create an environment of trust, transparency, and accountability, which promotes long-term capital and supports economic growth and financial stability.

## Our corporate governance philosophy

Our corporate governance reflects our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and ensure that we always gain and retain the trust of our stakeholders.

At Infosys ("the Company"), it is imperative that the Company's affairs are managed in a fair and transparent manner. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. We are committed to defining, following, and practicing the highest level of corporate governance across all our business functions.

Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. The Company has been a leader in adopting internationally recognized corporate governance guidelines and has set the highest standards in abiding by them.

Our governance rests on our core value system of C-LIFE (Client value, Leadership by example, Integrity and transparency, Fairness and Excellence), and is guided by the OECD (Organization for Economic Co-operation and Development) principles. Our corporate governance framework thus encompasses:



G20/OECD Principles of Corporate Governance
1 Ensuring the basis for an effective corporate governance framework
2 The rights and equitable treatment of shareholders and key ownership functions
3 Institutional investors, stock markets and other intermediaries
4 Disclosure and transparency
5 The responsibilities of the board
6 Sustainability and resilience
Infosys values: C-LIFE
Client value
Leadership by example
Integrity and transparency
Fairness
Excellence
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity
Communicate frequently with stakeholders, including clients, employees, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Infosys corporate governance framework

Our corporate governance is reinforced through the Company's Code of Conduct and Ethics, corporate governance guidelines and committee charters. Our Board and Management processes, audits, and internal control systems reflect the principles of our corporate governance framework. This report provides a comprehensive overview of how our governance adheres to the seven pillars of our governance framework.

# Board as a trustee

**The Board recognizes its primary role of trusteeship of shareholder capital. As a trustee, it strives to ensure excellence and integrity in setting world-class corporate governance standards.**

## Corporate governance guidelines

Strong corporate governance is the bedrock of our sustained performance and has helped us gain the trust and respect of all our stakeholders. The enhancement of these corporate governance standards, through periodic evaluation and change, is one of the most important aspects of ensuring value creation for our stakeholders.

Our corporate governance follows the guidelines established by the Board of the Company. These guidelines provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board, and applicable laws / regulations / guidelines in force in India, the US, and other jurisdictions, as applicable. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

## Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. Further, the Board is also responsible for:

- Exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations and societal expectations.
- Monitoring the effectiveness of the Company's governance practices and making changes as necessary.
- Providing strategic guidance to the Company and ensuring effective monitoring of the Management.
- Exercising independent judgment on corporate affairs.
- Assigning a sufficient number of non-executive members of the Board to tasks where there is a potential for conflict of interest in the exercise of independent judgment.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets, and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions, and divestments.

## Independent directors

We abide by the definitions of an independent director, as laid down under the Companies Act, 2013 ("the Act") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), as amended, along with the definitions laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Act, the Listing Regulations, the NYSE listing manual, and are independent of the Management.

## Board composition

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge, skills including, expertise in financial, global business, leadership, technology, mergers and acquisition, Board service, strategy, sales and marketing, Environmental, Social and Governance (ESG), risk and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage.

As on April 23, 2026, the Board comprised ten members, including a non-executive and non-independent Chairman, a Chief Executive Officer and Managing Director (CEO & MD), and eight independent directors.

The profile of the Board members, encompassing details of nationality, age, date of appointment, (re)appointment, tenure on the Board, term-ending date, shareholding, Board memberships in Indian companies, committee details as per Regulation 26 of the Listing Regulations, and the details of core expertise / competency of each director, is provided under the Infosys Board of Directors section in the Integrated Annual Report. There are no inter se relationships among our Board members. The Company does not have any pecuniary relationship with any of the non-executive directors. Further, during the year, the Company has not provided any loans or advances to firms / companies in which directors are interested.

The Board has six committees – Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and ESG Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. The Company also has a Cybersecurity Risk Sub-committee under the Risk Management Committee. The Sub-committee comprises only independent directors.

## Size and composition of the Board as on March 31, 2026

**77.78%** Male directors

**22.22%** Female directors



**44.44%** Foreign national directors

**55.56%** Indian directors

**Non-executive and non-independent director**
Nandan M. Nilekani

**Executive director**
Salil Parekh

**Independent directors**
D. Sundaram | Michael Gibbs | Bobby Parikh | Chitra Nayak
Govind Iyer | Helene Auriol Potier | Nitin Paranjpe

**Average tenure (in years)**

| | |
|---|---|
| Non-executive and non-independent director | 8.6 |
| Executive director | 8.2 |
| The Board | 5.8 |
| Independent directors | 5.1 |

**Tenure of the directors**

2 - 4 years | > 4 years

## Size and composition of the Board as on April 23, 2026

**70%** Male directors

**30%** Female directors



**50%** Foreign national directors

**50%** Indian directors

**Non-executive and non-independent director**
Nandan M. Nilekani

**Executive director**
Salil Parekh

**Independent directors**
D. Sundaram | Michael Gibbs | Bobby Parikh | Chitra Nayak
Govind Iyer | Helene Auriol Potier | Nitin Paranjpe | Diane Enberg Jurgens

**Average tenure (in years)**

| | |
|---|---|
| Non-executive and non-independent director | 8.7 |
| Executive director | 8.3 |
| The Board | 5.3 |
| Independent directors | 4.5 |

**Tenure of the directors**

< 2 years | 2 - 4 years | > 4 years

## Board meetings

**Scheduling and selection of agenda items for Board meetings**

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Integrated Annual Report. The Chairman and the Company Secretary, in consultation with the CEO & MD, and lead independent director propose the agenda for each meeting. The agenda, along with explanatory notes is circulated to the directors in advance to facilitate informed deliberation and decision-making. Every Board member can suggest the inclusion of additional items in the agenda.

The Board meets at least once a quarter to review the quarterly results and other items on the agenda. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the Annual General Meeting (AGM). However, with the Board represented by independent directors from various parts of the world, it may not be possible for all of them to be physically present at every meeting. Hence, we provide video / teleconferencing facilities to enable their participation.

The Board members are expected to rigorously prepare, attend, and participate in the Board and applicable committee meetings. Each member is expected to ensure their other commitments do not materially interfere with their responsibilities towards the Company.

## Meeting of independent directors

For the Board to exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the independent directors to have meetings without the presence of the executive management.

Schedule IV of the Act and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-independent directors and members of the Management. Even before the Act came into effect, our Board's process mandated periodic meetings attended exclusively by the independent directors.

During the year, the independent directors met four times without the presence of executive directors and management. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, succession planning, human resources matters, and the performance of the executive members of the Board, committees, and the Chairman.

## Responsible leadership

**Leading by example is a key tenet of corporate governance at Infosys. Both the Board and the Management work together to set the highest standards of responsible leadership.**

### Responsibilities of the Board leadership

We believe that an active, well-informed, diversified, and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

### Chairman

The Company has separated the roles of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board and is responsible for fostering and promoting the integrity of the Board while nurturing a culture in which the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition, and effectiveness of the Board and its committees, and the performance of individual directors.

The Chairman actively works with the Nomination and Remuneration Committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process, and meet with individual directors to provide constructive feedback and advice.

### CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts, and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets to enhance shareholder value and implement the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders.

### Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibilities of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as determined by the Board.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures the Board's effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

## Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes that are taken into consideration while nominating candidates to serve on the Board.

| | |
|---|---|
| **Financial** | **Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor, or person performing similar functions** |
| **Diversity** | **Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide** |
| **Global business** | **Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities** |
| **Leadership** | **Extensive leadership experience at a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth** |
| **Information Technology** | **Significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models** |
| **Mergers and Acquisitions** | **A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans** |
| **Board service and governance** | **Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices** |
| **Sales and marketing** | **Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation** |
| **Sustainability, and Environmental, Social and Governance (ESG)** | **Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company** |
| **Risk management** | **Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assessing the Management's actions to mitigate strategic, legal, and compliance, and operational risk exposures** |
| **Cybersecurity** | **Experience in assessing and managing cybersecurity-related risks and implementing cybersecurity policies, procedures, and strategies** |

The details of core expertise / competency of each director are provided in *Infosys Board of Directors* section in the Integrated Annual Report.

## Selection and appointment of new directors

The Board delegates the screening and selection process to the Nomination and Remuneration Committee. It presents a diverse slate of recommendations of eligible candidates to the Board for their approval as per the criteria laid down in the Nomination and Remuneration Policy. Subsequently, the Board recommends and places it before the shareholders for their approval.

## Succession planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

## Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks, and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2026.pdf.

Non-executive and independent directors of the Board are familiarized through engagements, such as:

Strategy retreat: We organize periodic management strategy retreat with the Board to deliberate on various topics related to strategic planning, progress of ongoing strategic initiatives, risks to strategy execution, and the need for new strategic programs to achieve the Company's long-term objectives. This provides the Board members a platform to bring their expertise to various strategic initiatives, while also giving them an opportunity to understand detailed aspects of execution and challenges relating to the specific theme.

Through this process, members of the Board can interact closely with the senior leadership of the Company and get a comprehensive and balanced perspective on the strategic issues facing the Company, the competitive differentiation being pursued by the Company, and an overview of the execution plan.

During the year, the following trainings were organized for the Board:

Geopolitical impact and preparedness:

Board members were given insights into geopolitical variables such as foreign trade policy, technical / AI competition, immigration, and international relations that may impact the business. The Management team also briefed the Board members on the Company's preparedness to deal with the evolving situations.

Evolving Environmental, Social and Governance (ESG) landscape:

The Board noted the evolving global ESG landscape and its implications for the IT sector. Key trends highlighted included AI-driven emissions growth, increasing exposure to extreme weather risks, the expansion of green technology markets, and rapid shifts in workforce skill requirements. The training also covered the highlights of peer practices across sustainability solutions, inclusive hiring, employee development, and governance disclosures, emphasizing rising stakeholder expectations for transparent ESG reporting and demonstrable, verified outcomes. The training also covered updates on significant regulatory developments relevant for readiness planning, including the EU's simplified CSRD requirements, emerging climate disclosure regulations in California and New York, India's phased climate finance taxonomy, and SEBI's revised timelines for BRSR value chain reporting.

The training underscored the Board's expanding role in ESG oversight, highlighting the need to strengthen governance structures, enhance ESG competencies, improve the flow of ESG-related information, integrate sustainability into strategy and enterprise risk management, and align leadership remuneration with ESG performance metrics.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US $5,000 per year. Support is provided to independent directors who choose to attend educational programs in the areas of Board / corporate governance.

During the year, an independent director attended the NACD "AI in Action" event, which focused on the impact of artificial intelligence on board decision-making. Another Independent Director participated in the Master Class® on Technology & Innovation Oversight – an AI Tools workshop, gaining practical insights and frameworks to help boards navigate a tech-driven future and use AI to improve operations, strategy, and governance.

The details of the training programs attended by the Board members (excluding the NACD event and AI Tools workshop mentioned above) in fiscal 2026 are as follows:

| Name of the director | No. of training hours attended during fiscal 2026 |
|---|---|
| Nandan M. Nilekani | 6 |
| Salil Parekh | 6 |
| D. Sundaram | 6 |
| Michael Gibbs | 6 |
| Bobby Parikh | 6 |
| Chitra Nayak | 6 |
| Govind Iyer | 6 |
| Helene Auriol Potier | 6 |
| Nitin Paranjpe | 6 |
| **Total hours** | **54** |

## Effective corporate governance

**Our legacy of good corporate governance has translated into trust from all stakeholders. To maintain this trust, continuous efforts are made to facilitate effective corporate governance measures, such as the constitution, governance, and working of Board committees.**

### Availability of information to Board members

The Board has unrestricted access to all the Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs, and approval. Strategic and operational plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As part of the process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken into account while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

### Attendance of directors in the Board meetings held during fiscal 2026

During the year, eight Board meetings were held.

**Board attendance**

| Name of the director | Attended AGM on June 25, 2025 | No. of Board meeting | | | | | | | | Held during tenure | Attended | % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | | | |
| | | April 16-17, 2025 | June 23, 2025 | July 22-23, 2025 | August 13, 2025 | September 11, 2025 | October 15-16, 2025 | January 13-14, 2026 | March 25, 2026 | | | |
| Nandan M. Nilekani | Video call | Present | Video call | Present | Video call | Video call | Present | Present | Video call | 8 | 8 | 100 |
| Salil Parekh | Video call | Present | Video call | Present | Video call | Video call | Present | Present | Video call | 8 | 8 | 100 |
| D. Sundaram | Video call | Video call | Video call | Video call | L | Video call | Present | Present | Video call | 8 | 7 | 88 |
| Michael Gibbs | Video call | Present | Video call | Present | Video call | Video call | Present | Present | Video call | 8 | 8 | 100 |
| Bobby Parikh | Video call | Present | Video call | Present | Video call | Video call | Present | Present | Video call | 8 | 8 | 100 |
| Chitra Nayak | Video call | Present | Video call | Present | Video call | Video call | Present | Present | Video call | 8 | 8 | 100 |
| Govind Iyer | Video call | Present | Video call | Present | Video call | Video call | Present | Present | L | 8 | 7 | 88 |
| Helene Auriol Potier | Video call | Present | L | Present | Video call | Video call | Present | Present | Video call | 8 | 7 | 88 |
| Nitin Paranjpe | Video call | Video call | Video call | Present | Call | Video call | Present | Present | Video call | 8 | 7 | 88 |
| % Attendance | 100 | 100 | 89 | 100 | 78 | 100 | 100 | 100 | 89 | | | |

Present — Attended through video call — L: Leave of absence — Attended through call

Note: Diane Enberg Jurgens was appointed as an Independent Director with effect from April 22, 2026. Accordingly, no meetings were held during her tenure.

## Governance of Board committees

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and determining the terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Generally, all committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

## Board committees

# The Board

### Audit Committee
- Bobby Parikh (Chairperson)
- D. Sundaram
- Michael Gibbs
- Nitin Paranjpe

### Corporate Social Responsibility Committee
- Govind Iyer (Chairperson)
- Chitra Nayak
- Michael Gibbs

### Nomination and Remuneration Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Govind Iyer
- Nitin Paranjpe

### Risk Management Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Bobby Parikh
- Chitra Nayak
- Govind Iyer
- Helene Auriol Potier
- Nitin Paranjpe

#### Cybersecurity Risk Sub-committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Govind Iyer
- Chitra Nayak
- Helene Auriol Potier *

### Stakeholders Relationship Committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Bobby Parikh
- Chitra Nayak

### Environmental, Social and Governance Committee
- Chitra Nayak (Chairperson)
- Govind Iyer
- Helene Auriol Potier

Chairperson
Member

* Appointed with effect from August 1, 2025

## Audit Committee



**Bobby Parikh**
*Chairperson and Financial expert*

The Audit Committee ("the Committee") comprises the following, all of whom are independent directors. As on March 31, 2026, the Committee comprised:

1. Bobby Parikh, *Chairperson and Financial expert*
2. D. Sundaram, *Financial Expert*
3. Michael Gibbs
4. Nitin Paranjpe

The Company Secretary acts as the secretary to the Audit Committee.

### Objectives of the Committee

The primary objectives of the Committee are to assist the Board with oversight of:

1. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
2. Compliance with legal and regulatory requirements;
3. The Company's independent auditors' professional qualifications and independence;
4. The performance of the Company's independent auditors and internal auditors; and
5. Acquisitions and investments made by the Company.

### Audit Committee Charter ("the Charter")

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the New York Stock Exchange (NYSE) in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Charter. The Committee is guided by the Charter, which has been adopted by the Board and is available on the Company's website at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf.

| Process adopted by the Committee to fulfill its objectives |
| --- |
| Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and efficacy of the design and operation of internal controls, processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions |
| Meeting the independent auditors at the end of each quarter and financial year to discuss key observations relating to the financial statements for the relevant period |
| Providing an independent channel of communication for the Chief Compliance Officer, the internal auditors, and the independent auditors |
| Inviting members of the Management and, at its discretion, external experts in legal, financial, and technical matters, to provide clarifications, advice and guidance |
| Providing periodic feedback and reports to the Board |
| Reviewing its Charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval |
| Meeting at least four times in a year and ensuring that the gap between two meetings does not exceed 120 days |

### Committee governance

The Committee comprises four members and fulfills the requirements of:

- Audit Committee Charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent

auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met ten times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

## Composition and attendance

| 100% | 4 | 10 | 92.5% |
|---|---|---|---|
| Independence | Members | Meetings | Attendance |

## Attendance details of the Audit Committee

**Audit Committee meeting**

| Name of the member | Committee meeting details | | | | | | | | | | Held during tenure | Attended | % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | | | |
| | April 16-17, 2025 | June 18, 2025 | June 23, 2025 | July 22, 2025 | July 22-23, 2025 | August 13, 2025 | October 7, 2025 | October 15-16, 2025 | January 13-14, 2026 | March 24-25, 2026 | | | |
| **Bobby Parikh** | Present | Video call | Video call | Present | Present | Video call | Video call | Present | Present | Video call | 10 | 10 | **100** |
| **D. Sundaram** | Video call | Video call | Video call | Call | Video call | L | Video call | Present | Present | Video call | 10 | 8 | **80** |
| **Michael Gibbs** | Present | Video call | Video call | Present | Present | Video call | Video call | Present | Present | Video call | 10 | 10 | **100** |
| **Nitin Paranjpe** | Video call | Video call | Video call | Present | Present | Call | Video call | Present | Present | Video call | 10 | 9 | **90** |
| % Attendance | 100 | 100 | 100 | 75 | 100 | 50 | 100 | 100 | 100 | 100 | | | |

Present   Attended through video call   L: Leave of absence   Attended through call

## Audit Committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
|---|---|
| Reviewed and recommended to the Board, the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board | Q |
| Held discussions with the independent auditors (without the presence of members of the Management) regarding the Company's audited financial statements and sought their assessment on the quality and application of the accounting principles, the reasonableness of significant judgments, the independence of the auditors, the internal controls, the integrity of the Company's financial reporting process, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary | Q |
| Evaluated internal financial controls, risk assessment and management systems, and reviewed the responsibilities, functions, qualifications, performance, and adequacy of the internal audit function | Q |
| Undertook an annual performance evaluation of its own effectiveness | A |
| Reviewed with independent auditors, the audit plan, including audit strategy, materiality, scoping, audit approach and timing of audit, audit engagement, and internal quality control procedures to ascertain adequacy and appropriateness | A |
| Reviewed the Management's discussion and analysis of the financial condition and results of operations included in the Company's annual report | A |
| Reviewed the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies; the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs | Q |
| Reviewed the annual performance assessment of independent auditors, internal auditors and the secretarial auditors | A |
| Reviewed business plan assessment and value analysis of investment in subsidiaries | Q |
| Recommended appointment of internal auditors | A |
| Recommended appointment of secretarial auditors | P |
| Reviewed and recommended audit fees, audit-related fees, availing permissible non-audit services from the independent auditors and the corresponding non-audit service fees for the Board's approval | P |
| Assisted the Board in monitoring the Management's financial reporting process | P |
| Reviewed the process adopted by the Management for testing impairment of assets including financial assets and goodwill | A |

| Key highlights of the activities of the Committee during the year | Frequency |
| --- | --- |
| Reviewed the significant transactions of the subsidiaries | P |
| Reviewed and approved related party transactions, granted omnibus approvals, noted half-yearly disclosures to the stock exchanges and recommended to the Board for approval as and when necessary | P |
| Recommended acquisitions, investments, divestments and reviewed the performances of the acquired entities | P |
| Reviewed the end-utilization of inter-corporate loans and advances | P |
| Monitored and reviewed internal controls and mechanisms to track the compliance and periodical reporting to SEBI under insider trading regulations. Reviewed compliance with the Company's Code of Conduct and Ethics, reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year | Q |
| Reviewed and recommended to the Board on various policies as part of the annual policy review process | A |
| Noted the disclosures issued by promoters under Regulation 31(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 | A |
| Reviewed the status update on Post-merger integration of acquired subsidiaries | P |
| Proposed its intent to recommend the change of independent auditors and an independent registered public accounting firm for filing with the US SEC effective fiscal 2028 | P |
| Reviewed annual compliance on Infosys' US 401(k) retirement plans | A |
| Reviewed the framework for effective communication between statutory auditors and those charged with governance (TCWG) | P |

Frequency A Annually Q Quarterly P Periodically

## Key recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly condensed financial statements, prepared in accordance with the Ind AS as specified under the Companies Act, 2013, read with the relevant rules thereunder and the IFRS as issued by the International Accounting Standards Board, be accepted by the Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2026, be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2026, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupees and US dollars in accordance with IFRS, for the quarter and year ended March 31, 2026, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollars in accordance with IFRS, for the year ended March 31, 2026, be accepted by the Board as a true and fair statement of the financial status of the Group and be included in the Company's Annual Report on Form 20-F, to be filed with the SEC
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2027, to review various operations of the Company
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on Audit Committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F
- In line with mandatory auditor rotation under Section 139 of the Companies Act, 2013, the Audit Committee on April 23, 2026, proposed its intent to recommend the appointment of BSR & Co. LLP as statutory auditors of the company commencing from the audit of the financial statements of the Company for the year ended March 31, 2028, including the audit of the quarterly financial statements for that year
- The Audit Committee also approved the intent to appoint KPMG Assurance and Consulting Services LLP as the independent registered public accounting firm for U.S. SEC filings, effective FY 2027-28, subject to applicable requirements

Relying on its review and the discussions with the Management and the independent auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there are no significant deficiencies or material weaknesses in the Company's internal control over financial reporting. In conclusion, the Committee is satisfied that it has complied with its responsibilities as outlined in the Charter. The Board has accepted all recommendations made by the Audit Committee.

Sd/-

Bengaluru
April 23, 2026

**Bobby Parikh**
*Chairperson*
DIN: 00019437

## Nomination and Remuneration Committee



**D. Sundaram**
*Chairperson*

The Nomination and Remuneration Committee ("the Committee") comprises only independent directors. As on March 31, 2026, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Govind Iyer
4. Nitin Paranjpe

### Objectives of the Committee

The main objectives and responsibilities of the Committee are to:

1. Assist the Board in discharging its responsibilities relating to remuneration of the Company's Directors, Key Managerial Personnel (KMP), and senior management
2. Evaluate and approve the adequacy of remuneration plans, policies, programmes, and succession plans for the Company's Directors, Key Managerial Personnel, and senior management, and identify individuals for appointment to such positions in accordance with prescribed criteria, and recommend their appointment and removal to the Board
3. Formulate the criteria for determining qualifications, positive attributes, and independence and performance evaluation of directors on the Board
4. Administration of equity-based plans / schemes approved by the shareholders
5. Oversee the Company's nomination process for KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP, and senior management consistent with criteria approved by the Board
6. Recommend the appointment and removal of directors, for approval at the annual meeting of shareholders
7. Carry out an evaluation of the performance of the Board and review the evaluation's implementation and compliance
8. Leadership development
9. Develop and maintain corporate governance policies applicable to the Company
10. Devise a policy on Board diversity

### Committee governance

The Committee comprises of four members and fulfills the requirements of:

- Nomination and Remuneration Committee Charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

### Committee Policy and Charter

The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The Nomination and Remuneration Committee met four times during fiscal 2026.

### Composition and attendance

| 100% | 4 | 4 | 100% |
|---|---|---|---|
| Independence | Members | Meetings | Attendance |

## Attendance details of the Nomination and Remuneration Committee

| Nomination and Remuneration Committee meeting | | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
| | 1 | 2 | 3 | 4 | | | |
| | April 16-17, 2025 | July 22, 2025 | October 15, 2025 | January 14, 2026 | | | |
| **D. Sundaram** | Attended through video call | Attended through video call | Present | Present | 4 | 4 | 100 |
| **Michael Gibbs** | Present | Present | Present | Present | 4 | 4 | 100 |
| **Govind Iyer** | Present | Present | Present | Present | 4 | 4 | 100 |
| **Nitin Paranjpe** | Attended through video call | Present | Present | Present | 4 | 4 | 100 |
| % Attendance | 100 | 100 | 100 | 100 | | | |

Present    Attended through video call

## Nomination and Remuneration Committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
|---|---|
| Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate | Q |
| Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during fiscal 2026 | A |
| Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel | P |
| Placed a substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees | A |
| Approved and granted stock incentives to eligible employees of the Company and subsidiaries during the year under the 2015 Stock Incentive Compensation Plan and the Infosys Expanded Stock Ownership Program 2019 | P |
| Undertook an annual performance evaluation of its own effectiveness | A |
| Recommended revision in the compensation of the senior management personnel for the approval of the Board | P |
| Reviewed various initiatives undertaken by the Company to ensure the safety, security, and well-being of employees, as well as their overall development through learning programs and on-the-job training | Q |
| Reviewed leadership performance share plan | P |
| Approved and recommended to the Board the amendment to the Infosys Expanded Stock Ownership Program-2019 to extend the grant period by seven years from the date of shareholder approval, thereby extending the overall validity of the Plan to ten years from such approval | P |

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 23, 2026

D. Sundaram
*Chairperson*
DIN: 00016304

## Corporate Social Responsibility Committee



**Govind Iyer**
*Chairperson*

The Corporate Social Responsibility Committee ("the Committee") comprises only independent directors. As on March 31, 2026, the Committee comprised:

1. Govind Iyer, *Chairperson*
2. Chitra Nayak
3. Michael Gibbs

### Our CSR philosophy

We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our Corporate Social Responsibility (CSR) is not limited to philanthropy, but encompasses holistic community development, institution-building, and sustainability-related initiatives.

### Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

1. Identifying the areas of CSR activities
2. Recommending the amount of expenditure to be incurred on the identified CSR activities
3. Evaluating CSR proposals received from the Company
4. Implementing and monitoring the CSR Policy from time to time
5. Formulating a CSR annual action plan and recommending it to the Board
6. Reviewing the Company's initiatives and programs
7. Coordinating with Infosys Foundation or agency(ies), such as registered trusts, societies, or Section 8 companies in implementing programs and executing initiatives as per the CSR Policy of the Company
8. Reviewing the impact assessment reports issued by the independent agency on the Company's projects
9. Reviewing CSR reporting / disclosures as may be required under various statutes
10. Reviewing certificates issued for utilization of CSR funds earmarked for specific themes / projects

### Committee governance

The Committee comprises three independent directors and fulfills the requirements of:

- Section 135 of the Companies Act, 2013
- CSR Committee Charter

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia and various parts of Europe. The Foundations report to the Committee on the progress of deployed initiatives and assist in making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2026.

### Composition and attendance

| 100% | 3 | 4 | 100% |
|---|---|---|---|
| **Independence** | **Members** | **Meetings** | **Attendance** |

## Attendance details of the CSR Committee

| CSR Committee meeting | | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
| | 1 | 2 | 3 | 4 | | | |
| | April 10, 2025 | July 17, 2025 | October 14, 2025 | January 8, 2026 | | | |
| **Govind Iyer** | Attended through video call | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **Chitra Nayak** | Attended through video call | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **Michael Gibbs** | Attended through video call | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| % Attendance | 100 | 100 | 100 | 100 | | | |

Present    Attended through video call

### Committee Policy and Charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

### CSR report

The CSR report, as required under the Companies Act, 2013, for the year ended March 31, 2026, is attached as *Annexure 6* to the Board's report. The Committee, on a periodic basis, reviewed and approved the budget and disbursement of funds. The Committee ensures to allocate at least 2% of the average net profits of the Company made during the three immediately preceding financial years for CSR activities in India during the year. Accordingly, during fiscal 2026, the Company spent ₹ 558.04 crore on various projects. The unspent balance of ₹ 19.00 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amendments thereunder.

In addition to the ₹ 558.04 crore spent in fiscal 2026, the Company also spent ₹ 9.21 crore on account of ongoing projects of fiscals 2023, 2024, and 2025. The CSR amount spent in the US, Australia, and various parts of Europe is over and above the statutory requirement in India. During fiscal 2026, the aggregate amount spent outside India was ₹ 43.03 crore.

Sd/-

Mumbai
April 16, 2026

Govind Iyer
*Chairperson*
DIN: 00169343

## ESG Committee



**Chitra Nayak**
*Chairperson*

The ESG Committee ("the Committee") was constituted with effect from April 14, 2021. Infosys is one of the first Indian companies to have a voluntary independent Board-level ESG Committee to oversee the Company's ESG priorities. The Committee comprises only independent directors. As on March 31, 2026, the Committee comprised:

1. Chitra Nayak, *Chairperson*
2. Govind Iyer
3. Helene Auriol Potier

### Objectives and responsibilities of the Committee

1. To guide the creation and periodic refresh of the ESG Vision and Ambitions of the Company and continuously take into updates on the ESG vision and goals thereon
2. Review the operation of ESG Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate
3. To ensure that the Company implements appropriate measures to advance its ESG objectives and shall have access to all internal information necessary to fulfil its duties
4. To overview periodic ESG disclosures and communications, including the annual report sections, ESG reports, Business Responsibility and Sustainability Reporting (BRSR) filings
5. Obtain advice and assistance from internal or external experts, advisors
6. To report to the Board on a periodic basis on the matters reviewed and decisions/recommendations made

### Committee governance

The main responsibility of the ESG Committee is to guide the ESG journey of the Company embarked from 2011. The ESG Committee Charter can be accessed at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

The Company's ESG Vision 2030 and ESG report 2026 can be accessed at

https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

https://www.infosys.com/sustainability/documents/infosys-esg-report-2025-26.pdf

The ESG Committee met four times during fiscal 2026.

### Composition and attendance

| 100% | 3 | 4 | 91.7% |
|---|---|---|---|
| Independence | Members | Meetings | Attendance |

## Attendance details of the ESG Committee

| ESG Committee meeting | | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
| | 1 | 2 | 3 | 4 | | | |
| | April 15, 2025 | July 16, 2025 | October 14, 2025 | January 7, 2026 | | | |
| **Chitra Nayak** | Present | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **Govind Iyer** | Attended through video call | Attended through video call | Present | L | 4 | 3 | 75 |
| **Helene Auriol Potier** | Present | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| % Attendance | 100 | 100 | 100 | 66.7 | | | |

Present  Attended through video call  L: Leave of absence

## ESG Committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
|---|---|
| Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate | Q |
| Reviewed the operation of ESG Council and its working | Q |
| Reviewed and took note of the progress of ESG Ambitions 2030 and the plan ahead | P |
| Reviewed required compliance with climate change regulations across various jurisdictions, applicable to the Company | A |
| Reviewed the Company's position with respect to global ESG assessments and provided directions to address gaps | Q |
| Reviewed ESG achievements during 2025 and key considerations for ESG score improvement | P |
| Reviewed and recommended to the Board the amendments to Committee Charter | P |

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 16, 2026

Chitra Nayak
*Chairperson*
DIN: 09101763

## Risk Management Committee



**D. Sundaram**
*Chairperson*

The Risk Management Committee ("the Committee") comprises only independent directors. As on March 31, 2026, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Bobby Parikh
4. Chitra Nayak
5. Govind Iyer
6. Helene Auriol Potier
7. Nitin Paranjpe

### Objectives and responsibilities of the Committee

The primary objectives of the Committee are:

1. To assist the Board in fulfilling its oversight responsibilities with regard to the identification, evaluation, and mitigation of strategic, operational, and external environment risks
2. To monitor and approve the enterprise risk management framework and associated practices of the Company
3. To periodically assess risks to the effective execution of business strategy and review key leading indicators in this regard
4. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
5. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
6. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
7. To coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities
8. To review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval
9. To ensure access to any internal information necessary to fulfil its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors
10. To appoint, remove and approve terms of remuneration of the Chief Risk Officer

### Committee governance

The Committee comprises only independent directors and fulfills the requirements of:

- Risk Management Committee Charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

### Committee Charter

The Risk Management Committee Charter is available on the Company's website, at

https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf.

The Committee met four times during fiscal 2026.

### Composition and attendance

| 100% | 7 | 4 | 100% |
|---|---|---|---|
| **Independence** | **Members** | **Meetings** | **Attendance** |

## Attendance details of the Risk Management Committee

| Risk Management Committee meeting | | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
| | 1 | 2 | 3 | 4 | | | |
| | April 9, 2025 | July 17, 2025 | October 14, 2025 | January 8, 2026 | | | |
| **D. Sundaram** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Michael Gibbs** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Bobby Parikh** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Chitra Nayak** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Govind Iyer** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Helene Auriol Potier** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Nitin Paranjpe** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| % Attendance | 100 | 100 | 100 | 100 | | | |

Present    Attended through video call

## Risk Management Committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
|---|---|
| Reviewed the risks arising due to evolving macro-economic and geopolitical scenarios in the markets we operate in | P |
| Reviewed risks, opportunities and mitigation actions to reputation, competitive landscape, gen AI, currency movements, global capability centers, and regulatory environment | P |
| Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval | A |
| Reviewed service delivery risks and mitigations in critical client engagements | P |
| Reviewed client credit risk | Q |
| Reviewed the risks to the achievement of ESG goals | A |
| Reviewed the cybersecurity-related risks, mitigations and oversight of the Cybersecurity Risk Sub-committee | Q |
| Reviewed the Company's information security and data privacy policies, incident policy, related system controls, GDPR and similar regulatory requirements, risks and progress of mitigation actions | P |
| Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures | Q |
| Undertook an annual performance evaluation of its own effectiveness | A |

Frequency    A Annually    Q Quarterly    P Periodically

Sd/-

Bengaluru
April 15, 2026

D. Sundaram
*Chairperson*
DIN: 00016304

## Cybersecurity Risk Sub-committee



**Michael Gibbs**
*Chairperson and Cybersecurity expert*

The Cybersecurity Risk Sub-committee ("the Sub-committee") comprises only independent directors. As on March 31, 2026, the Sub-committee comprised:

1. Michael Gibbs, *Chairperson and Cybersecurity expert*
2. D. Sundaram
3. Govind Iyer
4. Chitra Nayak
5. Helene Auriel Potier [1]

[1] Appointed as member of the Committee effective August 1, 2025

### Committee governance

The Risk Management Committee constituted a Cybersecurity Risk Sub-committee in April 2019. This Sub-committee was voluntarily constituted to focus on cybersecurity-related threats. The objective of the Sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2026.

### Composition and attendance

| 100% | 5 | 4 | 100% |
|---|---|---|---|
| Independence | Members | Meetings | Attendance |

### Attendance details of the Cybersecurity Risk Sub-committee

**Cybersecurity Risk Sub-committee meeting**

| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | | | |
| | April 9, 2025 | July 16, 2025 | October 14, 2025 | January 7, 2026 | | | |
| **Michael Gibbs** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **D. Sundaram** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Govind Iyer** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Chitra Nayak** | Video call | Video call | Present | Video call | 4 | 4 | 100 |
| **Helene Auriel Potier**[1] | NA | NA | Present | Video call | 2 | 2 | 100 |
| % Attendance | 100 | 100 | 100 | 100 | | | |

Present — Attended through video call

[1] Appointed as member of the Committee effective August 1, 2025

## Cybersecurity Risk Sub-committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
| --- | --- |
| Reviewed the security awareness initiatives, including targeted phishing mails, cybersecurity week, bootcamps, etc., along with consequence management for violations | P |
| Reviewed the access control for SaaS applications, progress of tech stack modernization and deployment, cloud security governance, subsidiary landscape, Security for AI and quantum computing | P |
| Reviewed the external threat landscape and environment, emerging threats, vulnerability management, incident metrics, global ransomware attacks and Infosys' preparedness, including crisis management and scenario analysis | P |
| Reviewed the details of cybersecurity incidents and the progress of mitigation actions | P |
| Reviewed the key performance indicators (KPIs) pertaining to the cybersecurity posture of the Company | P |

Frequency   A Annually   Q Quarterly   P Periodically

Sd/-

Dallas
April 15, 2026

**Michael Gibbs**
*Chairperson*
DIN: 08177291

## Stakeholders Relationship Committee



**Michael Gibbs**
*Chairperson*

The Stakeholders Relationship Committee ("the Committee") comprises only independent directors. As on March 31, 2026, the Committee comprised:

1. Michael Gibbs, *Chairperson*
2. D. Sundaram
3. Bobby Parikh
4. Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

### Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders and other security holders.

### Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

1. Consider and resolve the security holders' concerns or complaints
2. Monitor and review the investor service standards of the Company
3. Take steps to develop an understanding of the views of shareholders about the Company, either through direct face-to-face interaction, analysts' briefings or survey of shareholders
4. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

### Committee governance

The Committee comprises four independent directors and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders Relationship Committee Charter

### Committee Charter

The Stakeholders Relationship Committee Charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

### Composition and attendance

| 100% Independence | 4 Members | 4 Meetings | 100% Attendance |
|---|---|---|---|

### Attendance details of the Stakeholders Relationship Committee

| Stakeholders Relationship Committee meeting | | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of the member | Committee meeting details | | | | Held during tenure | Attended | % |
| | 1 | 2 | 3 | 4 | | | |
| | April 15, 2025 | July 16, 2025 | October 14, 2025 | January 7, 2026 | | | |
| **Michael Gibbs** | Present | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **D. Sundaram** | Attended through video call | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **Bobby Parikh** | Present | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| **Chitra Nayak** | Present | Attended through video call | Present | Attended through video call | 4 | 4 | 100 |
| % Attendance | 100 | 100 | 100 | 100 | | | |

Present    Attended through video call

### Complaints received and resolved during the year ended March 31, 2026


2025
228
227
2026
153
153
Received
Resolved

### Stakeholders Relationship Committee report for the year ended March 31, 2026

| Key highlights of the activities of the Committee during the year | Frequency |
|---|---|
| Monitored and reviewed the Company's performance in dealing with stakeholder grievances | A |
| Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company | P |
| Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules | P |
| Reviewed the annual audit report submitted by the Registrar & Share Transfer Agent's (RTA) independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI | A |
| Reviewed the measures taken for effective exercise of voting rights by shareholders | A |
| Reviewed the adherence to service standards and security assessments adopted in respect of various services being rendered by the RTA | P |
| Undertook an annual performance evaluation of its own effectiveness | A |
| Reviewed the Management's investor / analyst interactions | Q |
| Reviewed the key investor relations updates | Q |
| Noted the investor awareness sessions conducted for employees by the Company in collaboration with National Stock Exchange and SEBI | P |
| Reviewed and recommended to the Board the amendments to Dividend Distribution Policy and Committee Charter | P |

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 16, 2026

**Michael Gibbs**
*Chairperson*
DIN: 08177291

## Fairness and excellence

**Two of the core values of our C-LIFE, fairness and excellence, are evident in the workings of the Board, its evaluation, and the compensation paid to the directors and the executive leadership.**

### Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control, and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.
- To undertake a formal and rigorous Board review annually, in order to improve the effectiveness of the Board; its committees; and that of each individual director.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2026. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness, and information flow to the Board or its committees, among other matters. The methodology included various techniques, such as questionnaires, and one-on-one discussions, etc. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2026. During the year, the recommendations of the previous year's Board evaluation were discussed with the Board, and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Act, the Listing Regulations, and the NYSE listing manual.

### Board and executive leadership compensation

**Executive leadership compensation**

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals to align with the interests of the shareholders.

As required under the Listing Regulations, the Nomination and Remuneration Committee recommends to the Board the payment of remuneration to the directors, KMP, and senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

**Non-executive and non-independent chairman's compensation**

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

**Independent directors' compensation**

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles, and functions as prescribed in Schedule IV of the Companies Act, 2013, Listing Regulations, and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to the independent directors for the year ended March 31, 2026 is ₹ 19.91 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2026.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

| Particulars | in ₹ crore | in US$ |
|---|---|---|
| Fixed Board fee | 1.42 | 150,000 |
| Board / committee attendance fee[1] | 0.24 | 25,000 |
| Non-executive chairman fee | 2.85 | 300,000 |
| Chairperson – Audit Committee | 0.47 | 50,000 |
| Members – Audit Committee | 0.28 | 30,000 |
| Chairperson – other committees | 0.28 | 30,000 |
| Members – other committees | 0.19 | 20,000 |
| Travel fee (per meeting)[2] | 0.09 | 10,000 |
| Incidental fees (per meeting)[3] | 0.01 | 1,000 |
| Lead Independent Director | 0.28 | 30,000 |

Notes: 1 US$ = ₹94.84 as on March 31, 2026

The payment is subject to deduction of tax at source (TDS) as required by applicable tax laws.

[1] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

[2] For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

[3] For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to independent directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

### Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of the Company, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

### Agreements binding listed entities

Pursuant to Regulation 30A of the Listing Regulations, no agreement has been entered or executed by the shareholders, promoters, promoter group entities, related parties, directors, key managerial personnel and employees of the Company and its subsidiaries during fiscal 2026.

### Materially significant related party transactions

There have been no materially significant related party transactions that may have potential conflict with the interests of the listed entity at large as provided in the Related Party Transactions Policy, which is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf.

During the year, the Company has obtained shareholders' approval for material related party transactions in accordance with Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The details of these transactions are available at https://www.infosys.com/investors/reports-filings/documents/agm-notice2025.pdf.

## Remuneration to directors in fiscal 2026

(in ₹ crore)

| Name of the director | Fixed salary | | | Bonus / incentives / variable pay | Perquisites on account of stock options exercised[1][b]* | Commission | Total |
|---|---|---|---|---|---|---|---|
| | Base salary (A) | Retiral benefits (B) | Total fixed salary (A+B) | | | | |
| **Non-executive and non-independent director** | | | | | | | |
| Nandan M. Nilekani[2] | – | – | – | – | – | – | – |
| **Executive director** | | | | | | | |
| Salil Parekh[3] | 7.97 | 0.53 | 8.50 | 23.35 | 50.75 | – | 82.60 |
| **Independent directors** | | | | | | | |
| D. Sundaram | – | – | – | – | – | 3.18 | 3.18 |
| Michael Gibbs | – | – | – | – | – | 3.50 | 3.50 |
| Bobby Parikh | – | – | – | – | – | 2.51 | 2.51 |
| Chitra Nayak | – | – | – | – | – | 3.12 | 3.12 |
| Govind Iyer | – | – | – | – | – | 2.70 | 2.70 |
| Helene Auriol Potier | – | – | – | – | – | 2.58 | 2.58 |
| Nitin Paranjpe | – | – | – | – | – | 2.31 | 2.31 |

Notes: The details in the above table are on accrual basis.

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2026 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Salil Parekh receives remuneration only from Infosys Limited and not from any subsidiary or group company.

b) Perquisites value of stock incentives on account of exercise of 2,72,400 Restricted Stock Units (RSUs) under the 2015 Plan and 64,690 RSUs under the 2019 Plan during fiscal 2026

c) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved;

i) the grant of 2,30,621 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of certain performance targets.

ii) the grant of 13,273 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 33,183 performance-based RSUs under the 2015 Plan effective May 2, 2025. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 18,132 annual time-based RSUs for fiscal 2026 under the 2015 Plan effective February 1, 2026. These will vest over a period of three years.

v) the grant of 66,366 performance-based RSUs for fiscal 2026 under the 2019 Plan effective May 2, 2025. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

* The RSUs were issued at par value.

In accordance with the Listing Regulations, no employee, including key managerial personnel or senior management or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2026.

### Employment agreements with executive director

| Name of the director | Effective date of executive employment agreement | Details of shareholders' approval on the agreements | Website links |
|---|---|---|---|
| Salil Parekh, Chief Executive Officer and Managing Director | January 2, 2018 (initial appointment) and July 1, 2022 (reappointment) | The shareholders approved the initial appointment and key terms of the agreement vide a postal ballot concluded on February 20, 2018, and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019. Further, the shareholders approved the reappointment of Salil Parekh, including revised remuneration payable to him at the 41st AGM held on June 25, 2022. | Employment agreement including key terms: https://www.infosys.com/investors/reports-filings/documents/ceo-executive-employment-agreement2022.pdf and https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf |

### Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

(in ₹ crore)

| Type of service | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Audit fees [1] | 37 | 29 |
| Tax fees | 3 | 2 |
| Others | 1 | 1 |
| Total | 41 | 32 |

[1] Includes audit and audit-related services

### Particulars of senior management

The particulars of senior management as per Regulation 16(1) (d) of the Listing Regulations, including the changes during the fiscal 2026 are as follows:

| Name | Designation |
|---|---|
| Anand Swaminathan | Segment Head – Communication, Media and Technology |
| Arun Kumar H.R. | Head – Business Strategy, Planning and Operations |
| Ashiss Kumar Dash | Segment Head – Energy, Utilities, Resources and Services |
| Dennis Kantilal Gada | Segment Head – Banking and Financial Services |
| Dinesh Rao | Chief Delivery Officer |
| Inderpreet Sawhney | Chief Legal Officer and Chief Compliance Officer |
| Jasmeet Singh | Segment Head – Manufacturing |
| Jayesh Sanghrajka | Chief Financial Officer |
| Manikantha A.G.S. | Company Secretary |

| Name | Designation |
|---|---|
| Kannan Amaresh | Industry Head – Insurance |
| Karmesh Gul Vaswani | Segment Head – CPG, Logistics & Retail |
| Satish H.C. | Chief Delivery Officer |
| Shaji Mathew | Chief Human Resources Officer |
| Sumit Virmani | Chief Marketing Officer |
| Subhro Mallik | Industry Head – Life Sciences |
| Venkateshwaran Ananthakrishnan | Industry Head – Healthcare |
| Changes during fiscal 2026 | |
| Senior management personnel | Effective date |
| No changes | |

## Integrity and transparency & Relationship with stakeholders

**Our Company upholds integrity and transparency in all transactions and communications with stakeholders. Our stakeholders are our partners in our journey to sustained value creation and therefore, our relationship with stakeholders and clear communication with them is at the center of all disclosures and reports.**

### Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an Initial Public Offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs), and body corporates.

On March 11, 1999, Infosys listed on NASDAQ, becoming the first Indian company to do so. We issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005. and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$294 million, US$1.1 billion, and US$1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them on the New York Stock Exchange (NYSE), Euronext, London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume. Infosys equity shares and ADSs are listed on the NSE and BSE in India and on the NYSE, respectively, under the symbol "INFY".



## Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384
Prior to 1986
1986 Bonus 1:1
1989 Bonus 1:1
1991 Bonus 1:1
1992 Bonus 1:1
1994 Bonus 1:1
1997 Bonus 1:1
1999 Bonus 1:1
2000 Stock Split 2:1
2005 Bonus 3:1
2007 Bonus 1:1
2015 Bonus 1:1
2016 Bonus 1:1
2019 Bonus 1:1
Corporate action

Note:
The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

## Dividend for fiscal 2026


₹23.00
Dividend cycle Interim 2025-26
Record date Oct 27, 2025
Payout date Nov 07, 2025
Total dividend
₹48.00
Dividend cycle Final 2025-26
Record date June 10, 2026
Payout date June 25, 2026
₹25.00

## Unclaimed dividend

Members wishing to claim dividends that remain unclaimed are requested to correspond with the Registrar & Share Transfer Agent (RTA), KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 and e-mail at einward.ris@kfintech.com, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF) as per Section 124 of the Act, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended.

Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF. Additionally, the Company has not transferred or hold any equity shares in the Demat suspense account or unclaimed suspense account.

The list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned are as follows:

| Year | Type of dividend | Dividend per share (₹)[1] | Date of declaration | Due date for transfer | Amount (₹)[2] |
|---|---|---|---|---|---|
| 2018-19 | Final | 10.50 | June 22, 2019 | July 21, 2026 | 2,05,89,765 |
| 2019-20 | Interim | 8.00 | October 11, 2019 | November 11, 2026 | 1,80,27,137 |
| 2019-20 | Final | 9.50 | June 27, 2020 | July 28, 2027 | 1,90,77,409 |
| 2020-21 | Interim | 12.00 | October 14, 2020 | November 17, 2027 | 2,32,79,026 |
| 2020-21 | Final | 15.00 | June 19, 2021 | July 20, 2028 | 2,35,81,677 |
| 2021-22 | Interim | 15.00 | October 13, 2021 | November 16, 2028 | 2,85,60,226 |
| 2021-22 | Final | 16.00 | June 25, 2022 | July 25, 2029 | 2,81,15,778 |
| 2022-23 | Interim | 16.50 | October 13, 2022 | November 13, 2029 | 2,58,17,842 |
| 2022-23 | Final | 17.50 | June 28, 2023 | July 27, 2030 | 2,48,56,683 |
| 2023-24 | Interim | 18.00 | October 12, 2023 | November 12, 2030 | 2,48,66,424 |
| 2023-24 | Final & Special | 28.00 | June 26, 2024 | July 26, 2031 | 6,35,70,182 |
| 2024-25 | Interim | 21.00 | October 17, 2024 | November 19, 2031 | 4,42,57,469 |
| 2024-25 | Final | 22.00 | June 25, 2025 | July 28, 2032 | 4,36,36,457 |
| 2025-26 | Interim | 23.00 | October 16, 2025 | November 16, 2032 | 6,20,00,291 |

(1) Not adjusted for bonus issue (2) Amount unclaimed as on March 31, 2026

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to the IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to the IEPF, including all benefits accruing on such shares can be claimed from the IEPF in accordance with the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

## Dividend remitted to the IEPF during the last three years

| Year | Type of dividend | Dividend declared on | Date of transfer to IEPF | Amount transferred to IEPF |
|---|---|---|---|---|
| 2025-26 | Special 2018-19 | January 11, 2019 | February 17, 2026 | 89,19,064 |
| 2025-26 | Interim 2018-19 | October 16, 2018 | December 01, 2025 | 1,49,81,470 |
| 2025-26 | Final 2017-18 | June 23, 2018 | August 02, 2025 | 3,73,62,592 |
| 2024-25 | Interim 2017-18 | October 24, 2017 | January 02, 2025 | 1,86,24,606 |
| 2024-25 | Final 2016-17 | June 24, 2017 | December 19, 2024 | 1,68,26,033 |
| 2023-24 | Interim 2016-17 | October 14, 2016 | November 20, 2023 | 1,08,18,665 |
| 2023-24 | Final 2015-16 | June 18, 2016 | July 17, 2023 | 1,42,14,062 |

## Shares transferred to the IEPF

During the financial year, the Company transferred shares (given below) to the Investor Education and Protection Fund (IEPF) in accordance with the applicable Rules, due to dividends remaining unclaimed for seven consecutive years.

- 82,811 shares on October 10, 2025
- 6,34,785 shares on January 09, 2026
- 6,124 shares on March 20, 2026

The Company also received applications from shareholders seeking to reclaim shares previously transferred to the IEPF. In response, the IEPF processed and settled claims relating to 1,20,193 shares, returning them to the respective shareholders. As of March 31, 2026, the IEPF holds a total of 14,35,117 shares transferred under the said Rules. Additionally, during the year, the Company transferred an amount of ₹ 3,39,64,248 to the IEPF, representing corporate benefits (dividends) accrued on shares already transferred.

## Schedule of events

### 45th Annual General Meeting

June 23, 2026
Tuesday
4:00 p.m. IST

Date and time

Video conference and other audio-visual means

Mode

https://emeetings.kfintech.com/infosys

Participation through video-conferencing

https://www.infosys.com/investors/

Webcast and transcripts

June 18, 2026 to June 22, 2026

E-voting dates

## Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2026-27 are as follows:

| | | | | |
|---|---|---|---|---|
| Jun 30, 2026 | Sep 30, 2026 | Dec 31, 2026 | Mar 31, 2027 | Quarter ending |
| Jul 23, 2026 | Oct 23, 2026 | Jan 13, 2027 | Apr 22, 2027 | Board meeting and earnings release date |
| Jun 16, 2026 to Jul 26, 2026 | Sep 16, 2026 to Oct 25, 2026 | Dec 16, 2026 to Jan 17, 2027 | Mar 16, 2027 to Apr 25, 2027 | Trading window closure |

## Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

## Share transfer system

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish PAN, nomination, contact details, bank account details and specimen signature for their corresponding folios. Shareholders may contact the RTA at, einward.ris@kfintech.com and also refer details at https://www.infosys.com/investors/shareholder-services/investors-service.html.

Pursuant to SEBI Circular dated July 2, 2025, a special window was provided from July 7, 2025 to January 6, 2026 for re-lodgement of transfer requests lodged prior to April 1, 2019 and pending due to deficiencies. This facility has been extended vide SEBI Circular dated January 30, 2026 until February 4, 2027. Eligible shareholders may submit requisite documents within the extended timeline. Securities will be credited only in demat form and will be subject to a one-year lock-in, during which they cannot be transferred, pledged, or encumbered. Further details are available at: https://www.infosys.com/investors/shareholder-services/investors-service.html.

## Investor conferences / events held in fiscal 2026

Infosys holds press meets and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The Company also holds its Annual General Meeting, which is accessible to all the shareholders. The details of these are sent to the stock exchanges and updated on the website. Infosys also participates in various sell-side / broker-arranged investor conferences and roadshows where the Management / Company representatives interact with investors in one-on-one or group meetings. The details of such participation are sent to the exchanges and updated on the website.


10
2
Total
12
Q1
10
1
Total
11
Q2
11
1
Total
12
Q3
12
2
Total
14
Q4
Conferences / Roadshows
Company events

## Investor grievances and investor contacts

We have a Board-level Stakeholders Relationship Committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The Stakeholders Relationship Committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Limited at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. For addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges, refer to the *Investor contacts*.

#### Company shares-related disputes / litigation

There are certain pending civil cases involving rival claims made by parties seeking declaration of title and accrued benefits of the Company's disputed shares. Since the disputed shares relate to the Company, Infosys Limited and the Company's RTA, KFin Technologies Limited are made pro forma defendants in these litigation matters. However, these matters are not material in nature.

#### Commodity price risk or foreign exchange risk and hedging activities

The Company does not deal in commodities and hence the disclosure pursuant to SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024 is not applicable. For details of foreign exchange risk and hedging activities, refer to Form *20-F* which is available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

#### Share capital

| As on March 31, 2025 | Shares bought back | | Shares Allotment (ESOPs) | As on March 31, 2026 |
|---|---|---|---|---|
| 415,32,63,455 | 10,00,00,000 | 405,32,63,455 | 23,28,268 | 405,55,91,723 |

#### Category-wise shareholding as on March 31, 2026



Foreign Portfolio Investors
106,70,83,515
26.31%
Mutual Funds
88,13,30,104
21.73%
Promoters and Promoter Group
53,94,94,014
13.30%
American Depositary Receipts
30,50,54,064
7.52%
Total
405,55,91,723
5.70%
Others
23,06,92,873
14.82%
Insurance Companies
60,12,02,661
10.62%
Resident Individuals (Public)
43,07,34,492

#### Listing on stock exchanges

| Codes | India | | Global |
|---|---|---|---|
| | NSE | BSE | NYSE |
| Exchange | INFY | INFY | INFY |
| Reuters | INFY.NS | INFY.BO | INFY.K |
| Bloomberg | INFO IS | INFO IB | INFY US |

The listing fees for fiscal 2026 have been paid for all of the stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

#### Dematerialization of shares and liquidity



% to total equity
99.93%
0.07%
Demat mode
Physical mode
Shareholders [(1)]
27,48,417
179
Total - 27,48,596
Shares
405,28,62,006
27,29,717
Total - 405,55,91,723

(1) The number of shareholders are based on PAN as on March 31, 2026.

## Shareholders holding more than 1% of the shares as on March 31, 2026

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2026 are as follows:

| Name of the shareholder | % (percentage of holding) | No. of shares |
|---|---|---|
| Life Insurance Corporation of India | 10.67 | 43,27,82,872 |
| ICICI Prudential Mutual Fund | 4.38 | 17,76,53,879 |
| SBI Mutual Fund | 4.31 | 17,46,28,701 |
| NPS Trust | 2.77 | 11,21,80,175 |
| Nippon India Mutual Fund | 2.07 | 8,40,66,207 |
| HDFC Mutual Fund | 1.88 | 7,63,75,295 |
| UTI Mutual Fund | 1.64 | 6,64,41,623 |
| SBI Life Insurance Company Limited | 1.30 | 5,28,26,814 |
| Vanguard Total International Stock Index Fund | 1.24 | 5,02,43,818 |
| Vanguard Emerging Markets Stock Index Fund, A Series Of Vanguard International Equity Index Fund | 1.17 | 4,75,83,216 |
| Aditya Birla Sun Life Mutual Fund | 1.02 | 4,12,73,453 |

## Distribution of shareholding as on March 31, 2026

| No. of shares held | No. of holders | % to holders | % to equity | No. of shares |
|---|---|---|---|---|
| 1-1 | 2,07,242 | 7.54 | 0.01 | 2,07,242 |
| 2-10 | 9,06,359 | 32.98 | 0.13 | 53,00,983 |
| 11-50 | 9,13,833 | 33.25 | 0.61 | 2,45,96,377 |
| 51-100 | 3,08,355 | 11.22 | 0.58 | 2,34,81,170 |
| 101-200 | 1,91,258 | 6.96 | 0.70 | 2,85,15,572 |
| 201-500 | 1,32,595 | 4.82 | 1.04 | 4,23,88,901 |
| 501-1,000 | 46,340 | 1.68 | 0.82 | 3,33,18,795 |
| 1,001-5,000 | 31,994 | 1.16 | 1.59 | 6,43,28,426 |
| 5,001-10,000 | 4,330 | 0.16 | 0.74 | 3,01,87,900 |
| 10,001 and above | 6,290 | 0.23 | 93.78 | 380,32,66,357 |
| Total | 27,48,596 | 100 | 100 | 405,55,91,723 |

### Outstanding ADSs / GDRs / warrants or any convertible instruments

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2026, there were 1,34,734 record holders of ADRs evidencing 30,50,54,064 ADSs. The Company does not have any outstanding GDRs / warrants or any convertible instruments as on March 31, 2026.

### Credit ratings

There has been no change in the credit ratings of Infosys from any of the agencies during the year.

| Rating agency | Rating | Outlook |
|---|---|---|
| Moody's | Baa1 | Stable |
| Standard & Poor's | A | Stable |
| Dun & Bradstreet | 5A1 | Condition: Strong |
| CRISIL | AAA | Stable |

### Shareholders

**Communication to the shareholders**

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS and Ind AS. The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

### Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 290 locations in 59 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2026.pdf for details related to our global locations.

### Subsidiaries

As on March 31, 2026, we have 30 direct subsidiaries and 84 step-down subsidiaries. The Company does not have any material subsidiary.

## General body meetings

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

| Year ended | Date and time | Venue | Special resolution passed | Web link for webcast / transcripts |
|---|---|---|---|---|
| March 31, 2025 | 44th AGM: June 25, 2025 at 4 p.m. IST | Held through video conferencing / other audio-visual means | Nil | https://www.infosys.com/investors/news-events/annual-general-meeting/2025/agm-2025-transcript.pdf |
| March 31, 2024 | 43rd AGM: June 26, 2024 at 4 p.m. IST | Held through video conferencing / other audio-visual means | Nil | https://www.infosys.com/investors/news-events/annual-general-meeting/2024/agm-2024-transcript.pdf |
| March 31, 2023 | 42nd AGM: June 28, 2023 at 4 p.m. IST | Held through video conferencing / other audio-visual means | 1. Appointment of Helene Auriol Potier as an Independent Director of the Company<br>2. Reappointment of Bobby Parikh as an Independent Director | https://www.infosys.com/investors/news-events/annual-general-meeting/2023/agm-2023-transcript.pdf |

## Extraordinary General Meeting

No extraordinary general meeting of the members was held during fiscal 2026.

## Postal ballot

During the financial year, the following Special resolution was passed by the shareholders by the requisite majority through postal ballot conducted via e-voting:

| Date of postal ballot notice | Resolution(s) | Voting results | Approval date | Scrutinizer |
|---|---|---|---|---|
| September 25, 2025 | Approval for the buyback of equity shares of the Company | Voting in favor: 98.81%<br>Voting against: 1.19% | November 4, 2025 | Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries. |

The voting results are made available on our website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

The following Special resolution(s) are proposed to be placed before the shareholders for approval through a postal ballot being conducted via e-voting:

| Date of postal ballot notice | Resolution(s) | Voting results | Approval date | Scrutinizer |
|---|---|---|---|---|
| April 23, 2026 | Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director<br>Reappointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director | The postal ballot will be circulated to the shareholders, and the results thereof will be made available on our website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html | | Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519 Practicing Company Secretaries. |

## Procedure for postal ballot

The postal ballot was carried out as per the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Rules framed thereunder and applicable circulars issued by the Ministry of Corporate Affairs from time to time.

## Details of special resolution proposed to be transacted through postal ballot

None of the businesses proposed to be transacted at the ensuing AGM requires passing of a special resolution through postal ballot.

# Legal compliance

**We comply with the laws of the land in everything we do. All disclosures and policies to this effect, including details of non-compliance, regulatory orders, certifications and complaints, are made available in this corporate governance report.**

### Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

### Regulatory orders

There were no material regulatory orders pertaining to the Company for fiscal 2026.

### CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Integrated Annual Report.

### Code of Conduct and Ethics

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries, and is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. All members of the Board, the executive officers and senior management have affirmed compliance to the Code as on March 31, 2026. A declaration to this effect is part of the *CEO and CFO certification*.

### Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism and allows direct access to the chairperson of the Audit Committee in exceptional cases. During the year, no person was denied access to the Audit Committee. The Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

### Complaints pertaining to sexual harassment

The details of complaints filed, disposed of, and pending during the financial year pertaining to sexual harassment are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

### Prevention of insider trading

The Company has amended the Code of Conduct for Prohibition of Insider Trading ("the Code") on April 23, 2026 and Code on Fair Disclosures and Investor Relations on April 17, 2025. The policy and procedures are framed to regulate, monitor and report trading by the Designated Persons along with their Immediate Relative(s) and for other aspects under the SEBI (Prohibition of Insider Trading) Regulations, 2015, such as inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/code-conduct-prohibition-insider-trading.pdf.

### Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items, such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has appointed a non-executive chairperson who is not related to the CEO & MD.
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the Audit Committee

### Other disclosures and affirmations

- The Company has complied with the corporate governance requirements as per Regulations 17 to 27 and website disclosure requirements as per Regulation 46(2) of the Listing Regulations.
- The securities of the Company were not suspended from trading anytime during fiscal 2026.

### Certificate of non-disqualification of directors

Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as *Annexure A*.

### Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

## Annexure A: Certificate of non-disqualification of directors

### CERTIFICATE

*[Pursuant to Regulation 34(3) and Schedule V Para C Clause (10)(i) of the Securities Exchange and Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015]*

To,
The Members,
Infosys Limited
Electronics City, Hosur Road,
Bengaluru-560100, Karnataka, India

We have examined the relevant disclosures provided by the Directors (as enlisted in Table A); to M/s Infosys Limited, bearing CIN: L85110KA1981PLC013115; having registered office at Electronics City, Hosur Road, Bangalore, Karnataka-560100, India (hereinafter referred to as 'the Company') for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para C Clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our knowledge and based on the following:

i. Documents available on the website of the Ministry of Corporate Affairs ('MCA');
ii. Verification of Directors Identification Number ('DIN') status at the website of the MCA;
iii. Disclosures provided by the Directors (as enlisted in Table A) to the Company; and
iv. Debarment list of BSE Limited and National Stock Exchange of India Limited.

We hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as Directors of the company by the Securities and Exchange Board of India, MCA or any such other statutory authority as on March 31, 2026.

**Table A**

| Sr. No. | Name of the Directors | Director Identification Number (DIN) | Date of appointment in the Company |
|---|---|---|---|
| 1. | Nandan M. Nilekani | 00041245 | August 24, 2017 |
| 2. | Salil Parekh | 01876159 | January 02, 2018 |
| 3. | D. Sundaram | 00016304 | July 14, 2017 |
| 4. | Michael Gibbs | 08177291 | July 13, 2018 |
| 5. | Bobby Parikh | 00019437 | July 15, 2020 |
| 6. | Chitra Nayak | 09101763 | March 25, 2021 |
| 7. | Govind Iyer | 00169343 | January 12, 2023 |
| 8. | Helene Auriol Potier | 10166891 | May 26, 2023 |
| 9. | Nitin Paranjpe | 00045204 | January 01, 2024 |

For Makarand M. Joshi & Co.
*Company Secretaries*
ICSI UIN: P2009MH007000

Sd/-

Place: Mumbai
Date: April 23, 2026

Makarand M. Joshi
*Partner*
FCS No. 5533
CP No. 3662
PR: 6832 / 2025
UDIN: F005533H000181929

# Investor contacts

### For queries relating to financial statements

**Amrita Srikanth**
*SVP – Head – Technical Accounting Group*
Tel: +91 80 4116 8666
Email : amrita.s@infosys.com

### Investor correspondence

**Sandeep Mahindroo**
*EVP – Financial Controller and Head – Investor Relations*
Tel : +91 80 3980 1018
Email : sandeep_mahindroo@infosys.com

### For queries relating to shares / dividend / compliance

**A.G.S. Manikantha**
*VP – Company Secretary*
Tel: +91 80 4116 7775
Email: investors@infosys.com

### For queries relating to business responsibility report and Sustainability Report

**Aruna C. Newton**
*VP – Head – Diversity and Inclusion*
Tel: +91 80 2852 0261
Email: arunacnewton@infosys.com

### Registrar and share transfer agents

**KFin Technologies Limited**
Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad – 500032, India

Contact person
**C. Shobha Anand**
*Vice President*
KFin Technologies Limited
Toll Free Number +1800-309-4001
Email: einward.ris@kfintech.com

## Depositary bank (ADS)

### United States

**Deutsche Bank Trust Company Americas**
Deutsche Bank Trust Company Americas
Corporate Bank - Depositary Receipts
Floor 4S, 1 Columbus Circle
New York NY, USA 10019
Tel: +1 212 250 2500

### India

**Deutsche Bank AG**
Deutsche Bank AG, Filiale Mumbai
Corporate Bank – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: +91 22 7180 6184

### Custodian in India (ADS)

**ICICI Bank Limited**
ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel: +91 98210 21853

## Depository for equity shares in India

**National Securities Depository Limited**
301, 3rd Floor, Naman Chambers,
Plot C-32, G-Block,
Bandra Kurla Complex, Bandra East,
Mumbai, Maharashtra - 400 051, India
Tel: +91 022-48867000

**Central Depository Services (India) Limited**
Marathon Futurex, A-Wing,
25th, 34th & 35th Floor, Mafatlal Mills Compound
NM Joshi Marg, Lower Parel (East),
Mumbai 400013, India
Tel: 1800-21-09911

## Addresses of stock exchanges

**In India**

**National Stock Exchange of India Ltd.**
Exchange Plaza, C-1, Block G,
Bandra Kurla Complex,
Bandra (E), Mumbai – 400 051
Tel: +(022) 6864 5400 / 022 5099 8100

**BSE Ltd.**
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001, India
Tel: +022 6654 5695

**Outside India**

**New York Stock Exchange**
11 Wall Street, New York, NY 10005, US
Tel: +1 212 656 3000

# Risk management report

*"Over the last fiscal year, businesses worldwide have faced significant challenges due to geopolitical shifts, economic uncertainties, supply chain disruptions, evolving regulations, advances in artificial intelligence, technology upheavals, and cybersecurity risks. These factors have collectively impacted operations and decision-making. Amidst this landscape, our enterprise risk management processes were instrumental in guiding the Company's focus and ensuring we prioritized what mattered most to our stakeholders. By proactively identifying and addressing emerging threats, we maintained resilience and adaptability, allowing us to navigate complexities and uphold our commitment to our stakeholders."*

**Deepak Bhalla**
*EVP – Chief Risk Officer*

*Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.*

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring, and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture, and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners, and the community around us – are the foundation of our ERM framework. The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary, secondary, consequential, and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite, which is defined through the ERM framework. During the assessment, impacts and likelihood or probability of the risks are assessed using a four-point scale, and risks are categorized into four categories based on this. Risks are mitigated in the order of criticality starting with critical risks, followed by high and medium risks. Low impact is the default risk appetite for all risks, supported by impact definitions, robust preventive, detective, and corrective controls, and strong governance mechanisms to manage risks and ensure residual risk exposures remain within acceptable limits.

Our ERM framework also enables the identification of underlying opportunities during risk assessment, which are then further evaluated and actionized by the business. Our ERM framework encompasses all of the Company's risks – strategy and strategy execution; operational; legal and compliance risks. These categories can also have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks emanating internally or externally and their cumulative impact while framing our risk responses.

**Emerging risks:** Our ERM framework has defined a process to identify, assess, plan, and monitor risks emerging from internal and external environment which enables the Company to build and maintain resilience in uncertain times. The process includes horizon scanning and SWOT analysis, which cover political, economic, social, technological, legal and environmental aspects. The emerging risks are monitored constantly and discussed in the risk councils and with the Risk Management Committee (RMC) of the Board on a periodic basis.

| | |
|---|---|
| **Strategy and strategy execution** | The risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base. |
| **Operational** | The risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, human rights, fraud risks, business activity disruptions due to natural calamities, climate change events, human conflicts, system failures and cybersecurity attacks. |
| **Legal and compliance** | The risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geopolitical developments, codes of conduct and contractual compliances are covered in this category. |

## Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the Risk Management Office. Our ERM framework incorporates the best practices based on COSO and ISO 31000 and is tailored to suit our unique business requirements.

### Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Risk management
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
GOVERNANCE
8-layer governance
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Risk councils
Risk Management Office
Sub-risk councils
Unit risk councils
Project and account risk teams
Aligned lines of defense
IGRC platform
Intelligent risk analytics – Live Enterprise

Risk management at Infosys encompasses all areas, including first, second, and third lines of defence. Risk management is embedded into the core business process and day-to-day decision-making of every function within the Company and forms an integral part of the development process and project execution. Risk management has been embedded into the job description of senior management, middle management, and employees who engage with clients. Achieving strategic goals by proactively managing the risks is the responsibility of the Company's management at all levels. Financial incentives are linked to the achievement of strategic goals. As the first line of defense, they evaluate risks and opportunities before taking key business decisions. This first line works closely with corporate ERM through risk councils and sub-risk councils created across the organization in different units.

The second line of defence consists of various risk functions such as Information Security Group (ISG), Data Privacy Office (DPO), Quality, Delivery Risk Management (DRM), Business Continuity, Legal, Compliance, etc., who work closely with the ERM function in identifying, assessing, reporting and governing the risks. While risks are largely mitigated by the first line / business, they are tracked and governed by the second line. They are reported to the executive leadership through various councils, including the Operational Risk Council (ORC) and the Legal & Compliance Risk Council (LCRC). These key risks are also presented to the Risk Management Committee (RMC) of the Board on a quarterly basis.

The third line of defense encompasses internal audit, which reviews various risks and controls on a periodic basis to assess the effectiveness of the risk management process and reports independently. Inputs on key risks by the ERM are considered while drafting the audit plan. The Company maintains a single hierarchical risks repository from L1 to L5, covering strategic to tactical risks. All these are governed by the integrated ERM framework of the Company. This is how all lines of defense are aligned as depicted in the ERM framework above.

The Company also conducts maturity assessment of the ERM process on a periodic basis by an independent external agency. The maturity assessment was conducted in March 2024.

Risk management is embedded throughout the organization. The environment to take risk-enabled decisions and the establishment of forums to accelerate decisions to identify and mitigate risks are the hallmarks of a good risk culture. At Infosys, this is enabled through the implementation of the integrated ERM framework. This is a decision support system for the executive leadership. A multi-layered governance structure provides open forums for risk discussions at various levels. Comprehensive awareness and training programs are conducted on a regular basis for all the employees and contractors to cover risks applicable to the business. Lex, our in-house learning platform, offers various risk management courses, which are accessible from anywhere in the world. Periodic table-top exercises are conducted in key areas to review preparedness for high-impact, low-probability risks.

### Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.

**Enterprise Risk Management program**

**Salient features**

#### Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary risks mitigation, and residual risks are those risks that remain after mitigation.

#### Aggregation and accumulation

Exposure for the same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

#### Process risk frameworks

Process-specific risk frameworks have been developed for decision-making. E.g., frameworks for customer risk, vendor risk, contractual liability, contractual weighted risk and credit risk.

#### Intelligent risk analytics

Internal and external risk and performance indicators, and loss incidents are used in real time to identify, analyze and assess potential issues that could negatively impact strategic goals.

#### RISC360: iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

#### Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

## Highlights of fiscal 2026

During fiscal 2026, various risks management initiatives were undertaken so as to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders, fulfilment of our social responsibility while ensuring employee safety and health by strengthening risk management program and enhancing the risk culture. The Risk Office assessed, monitored and reported on risks related to geopolitical scenarios; uncertainties in the economy; inflation; artificial intelligence, technology disruption and innovation; talent availability; cybersecurity; data protection and privacy; ESG; contractual liabilities; and complex and evolving regulatory environment.

While the Company tracks several risks to its business, the key risks and emerging risks are described below along with the Company's approach to mitigate them.

| Key / Emerging risks | Impact on Company | Mitigation / Opportunity |
|---|---|---|
| Geopolitical, macroeconomic or health events | • Our revenues are concentrated in a few geographies and client industries, and a large part of our revenue is dependent on a limited number of clients. Unfavorable geopolitical, economic, or health events may result in currency volatility and reduced spend on technology products and services that may adversely impact demand for our offerings, which in turn may impact our growth and profitability.<br>• **Emerging risk aspect:** Geopolitical, economic or health events are dynamic in nature and constantly evolving. Uncertainty and unpredictability of policy changes by governments such as tariffs, trade restrictions etc., sometimes make it difficult to predict and assess the impact.<br>• **Impacted capitals:** Financial, Social & Relationship and Human | • Broad-based growth to reduce concentration in any single region, client or industry<br>• Monitor geopolitical and macroeconomic scenarios, identify potential business impact and implement additional controls to build operational agility to respond to situations<br>• Implement currency hedging best practices to minimize the impact due to the volatility<br>• Implement strong business continuity protocols and proactive resilience measures in the regions affected by the geopolitical conflicts to ensure uninterrupted delivery of critical operations and minimize disruptions<br>• Hybrid working model to address evolving geopolitical risks<br>• Diversified supply chain to address potential disruptions due to geopolitical conflicts, tariff or trade restrictions<br>• Acquisitions to expand our footprint in newer areas or regions<br>• **Opportunity** – Clients are looking for cost takeout projects and vendor consolidation |

| Key / Emerging risks | Impact on Company | Mitigation / Opportunity |
|---|---|---|
| Artificial Intelligence (AI) risks | • If we are unable to transform existing services by leveraging AI and / or scale new AI-first service offerings to meet evolving customer requirements, this could affect our win rates, reduce our market share and decrease our revenue and profits.<br>• **Impacted capitals:** Financial and Intellectual | • Differentiation of services through constant innovation and developing industry solutions meeting client requirements leveraging AI<br>• Continued investments to identify, incubate, develop and launch innovative AI-first offerings<br>• Implement proactive measures to identify and mitigate operational issues<br>• Implement AI talent transformation strategy to build an ambidextrous organization<br>• Build deep AI engineering expertise |
| Global Capability Centers (GCCs) risks | • Customers looking inwards by insourcing or establishing or expanding GCCs for various services provided by us may result in loss of addressable market share, thus impacting overall growth and profitability.<br>• **Impacted capitals:** Financial and Intellectual | • Collaboration and co-creation to address the GCC business requirements<br>• Set up and scale GCC practice to cater to different types of engagement models like assisted GCC build, build-operate-transfer, captive carveouts etc.<br>• AI-first model that transforms GCCs into innovation hubs |
| Technology disruption and innovation | • **Emerging risk:** Not having the right framework and approach to identify, invest in, incubate and operationalize new services and offerings that are in line with technology changes like AI, client preferences and market expectations may disrupt our value proposition and reduce our relevance to customers, impacting our revenue and profitability. The speed and nature of technological changes make it difficult to predict the trend.<br>• **Impacted capitals:** Financial, Human and Intellectual | • Innovation council led by executive leadership to identify and incubate next big bets through innovation framework<br>• Joint innovation showcases with clients, industry forums, alliances, partners, academia, etc.<br>• Investments in research and development to develop consulting and industry-domain knowledge-led solutions<br>• Reskilling program for employees in newer technologies and methodologies<br>• Large deal specific investments to drive innovation, enhance productivity and enhance industry-domain expertise<br>• Invest in / develop alliances or partnerships with emerging technology firms<br>• **Opportunity** – Identify, develop and deploy new offerings to customers leveraging next-generation technologies |
| Talent supply constraints | • As of March 31, 2026, we have 3,28,594 employees across the globe. Our success depends on our highly skilled technology, AI and management talent. If we are unable to attract, hire, engage, motivate, reskill and retain technology, AI and management talent, manage leadership succession and transition, reshape the talent model driven by AI strategy at speed, respect and protect human rights, continuously evolve our hybrid work model in response to changing needs and expectations, it could impact our reputation, ability to staff projects or execute large and complex programs, or optimize cost structures.<br>• **Impacted capitals:** Financial, Human, Intellectual and Manufactured | • Focused efforts to improve the recruitment and employee onboarding cycle time<br>• Employee engagement and support initiatives to increase the new employee connect with the organization<br>• Holistic employee retention and recognition efforts for key and tenured employees<br>• Focused career and leadership development programs to develop next-gen leaders<br>• Hybrid operational model that balances client requirements, evolving employee preferences, legal requirements and information security risks<br>• Redesign career architecture to future-proof the organization<br>• Develop a future-ready workforce leveraging our global learning infrastructure |

| Key / Emerging risks | Impact on Company | Mitigation / Opportunity |
| --- | --- | --- |
| Cybersecurity | • Cyber threats evolve rapidly, and there have in the past and could in the future be a scenario where we are unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats to our solutions and / or product offerings.<br>• Cyber attacks that breach our information network or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may adversely impact our operations and client satisfaction or result in significant regulatory penalties.<br>• **Impacted capitals:** Financial, Human, Intellectual and Manufactured | • Robust cybersecurity strategy, framework, processes, policies and controls to enhance cyber resilience<br>• Multi-layered governance process with executive and Board oversight to review the cybersecurity risks and our preparedness to mitigate and respond to such risks<br>• Continued investment in technologies to address risks posed by evolving cyber threat landscape<br>• Close collaboration with cyber intelligence and forensic consultants to identify and prepare for emerging cybersecurity threats, periodic table-top exercises, and maintain the cybersecurity crisis plan up to date<br>• Regular cybersecurity awareness programs and trainings with strong consequence management process<br>• Trainings and workshops for employees on security by design<br>• Strong encryption, data backup and recovery mechanism to ensure business continuity during any crisis<br>• The Cyber Risk Assessment Framework aligned to ISO 31000, ISO 27001, and ISO 27005<br>• **Opportunity** – Cybersecurity services to the customer |
| Data protection and privacy | • Failure to protect personal and sensitive information of our stakeholders in accordance with applicable laws may impact our operations or result in significant regulatory penalties.<br>• **Impacted capitals:** Financial, Human and Intellectual | • Robust data privacy framework, policies, processes and controls<br>• Trainings and workshops for employees on privacy by design and data protection and privacy awareness bringing in geographical nuances<br>• Multi-layered governance process with executive and Board oversight to review the data protection and privacy risks and our preparedness to mitigate and respond to such risks<br>• Continuous monitoring of regulatory landscape |
| Cost inflation / inability to improve margin | • If we are unable to run our operations effectively and with sustainable cost levers, our long-term profitability may be adversely affected.<br>• **Impacted capitals:** Financial | • Effective operations with sustainable cost optimization and margin improvement levers<br>• Automation and planned capex program focused on technology adoption for efficiencies |
| Environment, Social, Governance (ESG) ambition | • Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our ESG 2030 Vision. For example, climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability. For more details, visit https://www.infosys.com/about/esg/esg-vision-2030.html.<br>• **Emerging risk aspect:** Expectations on ESG are changing and may change further due to evolving stakeholder expectations and regulatory requirements.<br>• **Impacted capitals:** Financial, Human, Intellectual, Natural, Social & Relationship and Manufactured | • ESG 2030 ambitions and execution roadmap with dedicated owners for each of the ambitions<br>• Board-level governance and oversight through dedicated ESG Committee of the Board<br>• Periodic risk assessments to identify, assess, and mitigate the risks to ESG ambitions<br>• ESG ambitions aligned with the strategy<br>• Regular monitoring of regulatory landscape<br>• **Opportunity** – Climate change-related solutions and services to the customer |

| Key / Emerging risks | Impact on Company | Mitigation / Opportunity |
|---|---|---|
| Contractual liabilities | • Risk of clients demanding more favorable terms, including onerous clauses related to the liability and our inability to adhere to contractual obligations with customers may lead to litigations, fines, and may adversely impact our reputation, revenue and profitability.<br>• **Impacted capitals:** Social & Relationship and Financial | • Engaging clients on contractual terms through dedicated in-house team<br>• Contract legal playbook with risk framework to identify the high-risk clauses and plan appropriate controls to mitigate the risks<br>• Multi-layered governance process for contract approval<br>• Dedicated teams to adhere to, monitor and audit contractual obligations<br>• Comprehensive Board-level monitoring, reporting and governance of contractual risks |
| Complex and evolving regulatory environment | • If we are not able to comply with the existing complex regulatory landscape (e.g., immigration, wages, tax, sanctions), it could result in investigations, regulatory inquiries, litigation, fines, and negative client sentiments.<br>• **Emerging risk aspect:** Evolving regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies.<br>• **Impacted capitals:** Financial, Human, Intellectual, Social & Relationship and Natural | • Dedicated in-house compliance team working with external partners to monitor changes to the regulatory landscape<br>• Comprehensive compliance framework, policies, controls and programs to identify changes to regulatory landscape, assess their impact and implement appropriate actions<br>• Regular connect with regulatory authorities and compliance experts to identify and assess changes to the regulatory landscape<br>• Contract awareness programs and trainings for employees and vendors<br>• Periodic compliance certification with clear accountability and responsibility defined<br>• Comprehensive monitoring, reporting and governance, including Board oversight |

## Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defence-in-depth approach starting from the cybersecurity strategy, supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focused on four areas: Transparency and experience; continual improvement and compliance; cyber resilience; and building and maintaining a positive cybersecurity culture within the organization. A high-level working group, the enterprise Information Security Council (ISC), has been established, which is responsible for governing and overseeing the Information Security Management System (ISMS) at Infosys. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from various departments and business units at Infosys and reports to the Operational Risk Council highlighting key risks to the executive leadership.

# INDEPENDENT PRACTITIONER'S REASONABLE ASSURANCE REPORT ON IDENTIFIED SUSTAINABILITY INFORMATION IN INFOSYS LIMITED'S BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

**To the Board of Directors**
**of INFOSYS LIMITED**

1. We have undertaken to perform reasonable assurance engagement, for INFOSYS LIMITED (the "Company") vide our engagement letter dated January 16, 2026 in respect of the agreed Sustainability Information listed below (the "Identified Sustainability Information" or "BRSR Core indicators") in accordance with the Criteria stated in paragraph 3 below. This Sustainability Information is included in the Business Responsibility and Sustainability Report (the "BRSR" or the "Report") included within the Integrated Annual Report (the "IAR") of the Company for the year ended March 31, 2026. This engagement was conducted by a multidisciplinary team including assurance practitioners, environmental engineers and specialists.

2. **Identified Sustainability Information**

   Our scope of reasonable assurance consists of the BRSR Core indicators listed in the Appendix I to our report. The reporting boundary of the BRSR is as disclosed in Question 13 of Section A: General Disclosure of the BRSR with exceptions disclosed by way of note under respective questions of the BRSR, where applicable.

   Our reasonable assurance engagement was with respect to the year ended March 31, 2026 information only unless otherwise stated and we have not performed any procedures with respect to any other elements included in the BRSR and, therefore, do not express any opinion thereon.

3. **Criteria**

   The Criteria used by the Company to prepare the Identified Sustainability Information is as under:

   - Regulation 34(2)(f) of the Securities and Exchange Board of India (the "SEBI") (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended; and
   - Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 (the "SEBI Master Circular").

4. **Management's Responsibility**

   The Company's management is responsible for selecting or establishing suitable criteria for preparing the Sustainability Information including the reporting boundary of the BRSR, taking into account applicable laws and regulations, if any, related to reporting on the Sustainability Information, identification of key aspects, engagement with stakeholders, content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal controls relevant to the preparation of the BRSR and the measurement of Identified Sustainability Information, which is free from material misstatement, whether due to fraud or error.

5. **Inherent limitations**

   The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between companies.

6. **Our Independence and Quality Control**

   We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (the "ICAI") and the SEBI Master Circular and its clarifications thereto and have the required competencies and experience to conduct this assurance engagement.

   We apply Standard on Quality Control ("SQC") 1, "Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements", and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

7. **Our Responsibility**

Our responsibility is to express a reasonable assurance opinion on the Identified Sustainability Information listed in Appendix I based on the procedures we have performed and evidence we have obtained.

We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, "Assurance Engagements on Sustainability Information", and Standard on Assurance Engagements (SAE) 3410 "Assurance Engagements on Greenhouse Gas Statements" (together the "Standards"), both issued by the Sustainability Reporting Standards Board (the "SRSB") of the ICAI.

These standards require that we plan and perform our engagement to obtain reasonable assurance about whether the Identified Sustainability Information listed in Appendix I and included in the BRSR are prepared, in all material respects, in accordance with the Criteria.

As part of a reasonable assurance engagement in accordance with the Standards, we exercise professional judgment and maintain professional skepticism throughout the engagement.

A reasonable assurance engagement involves identifying and assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances.

The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, analytical procedures and agreeing or reconciling with underlying records.

Given the circumstances of the engagement, in performing the procedures listed above, we:

- Obtained an understanding of the Identified Sustainability Information and related disclosures;
- Obtained an understanding of the assessment criteria and their suitability for the evaluation and/or measurements of the Identified Sustainability Information;
- Made inquiries of Company's management, including environment team, compliance team, human resource team amongst others and those with the responsibility for preparation of the Report;
- Obtained an understanding and performed an evaluation of the design of the key systems, processes and controls for recording, processing and reporting on the Identified Sustainability Information at the corporate office and at other locations/offices on a sample basis. This included evaluating the design of those controls relevant to the engagement and determining whether they have been implemented by performing procedures in addition to inquiry of the personnel responsible for the Identified Sustainability Information;
- Based on the above understanding and the risks that the Identified Sustainability Information may be materially misstated, determined the nature, timing and extent of further procedures;
- Tested the key assumptions, emission factors and methodologies used for calculation of the Greenhouse Gas (the "GHG") emissions;
- Tested the Company's process for collating the sustainability information through agreeing or reconciling the Identified Sustainability Information with the underlying records on a sample basis; and
- Tested the consolidation for locations/offices on a sample basis and corporate office under the reporting boundary for ensuring the completeness of data being reported.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

8. **Exclusions**

Our assurance scope excludes the following and therefore we do not express an opinion on:

- Operations of the Company other than Reporting Boundary set out in Question 13 of Section A: General Disclosures of the BRSR, for the Identified Sustainability Information listed in Appendix I;
- Aspects of the Report and the data/information (qualitative or quantitative) other than the Identified Sustainability Information;
- Data and information outside the defined reporting period i.e. the financial year ended March 31, 2026; and
- The statements that describe expression of opinion, belief, aspiration, expectation, aim, or future intentions provided by the Company.

9. **Other information**

The Company's management is responsible for the other information. The other information comprises the information included within the BRSR, the IAR and the Environment Social and Governance (the "ESG") Report, other than Identified Sustainability Information and our independent assurance reports dated May 27, 2026 thereon.

Our opinion on the Identified Sustainability Information does not cover the other information and we do not express any form of assurance thereon.

In connection with our assurance engagement of the Identified Sustainability Information, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Identified Sustainability Information or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

10. **Reasonable Assurance Opinion**

Based on the procedures we have performed and the evidence we have obtained, the BRSR Core indicators for the year ended March 31, 2026 listed in Appendix I and presented in the BRSR are prepared in all material respects, in accordance with the Criteria as stated in paragraph 3 above.

11. **Restriction on use**

Our Reasonable Assurance report has been prepared and addressed to the Board of Directors of the Company at the request of the Company solely, to assist the Company in reporting on Company's sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Company. Our Reasonable Assurance report should not be used for any other purpose or by any person other than the addressees of our report. We neither accept nor assume any duty of care or liability for any other purpose or to any other party to whom our report is shown or into whose hands it may come without our prior consent in writing.

**For Deloitte Haskins & Sells LLP**
Chartered Accountants
(Firm's Registration No. 117366W / W-100018)

**Pratiq Shah**
Partner
Membership No. 111850
UDIN: 26111850KUSBYW7076

Place: Ahmedabad
Date: May 27, 2026

**APPENDIX I**

**Identified Sustainability Information subject to Reasonable Assurance**

| Sr. No. | Reporting Standard Reference | Indicator number and description |
|---|---|---|
| | | **Section C: Principle [P] Wise Performance Disclosures- Essential Indicators [E]** |
| 1 | P-1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable. | E-8: Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured).<br><br>E-9: Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances and investments, with related parties. |
| 2 | P-3: Businesses should respect and promote the well-being of all employees, including those in their value chains. | E-1c: Spending on measures towards well-being of employees and workers (including permanent and other than permanent).<br><br>E-11: Details of safety related incidents. |
| 3 | P-5: Businesses should respect and promote human rights. | E-3b: Gross wages paid to females as % of total wages paid by the entity.<br><br>E-7: Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013. |
| 4 | P-6: Businesses should respect and make efforts to protect and restore the environment. | E-1: Details of total energy consumption (in Joules or multiples) and energy intensity.<br><br>E-3: Disclosures related to water withdrawal and consumption (in Kilo litres) and its intensity.<br><br>E-4: Details related to water discharged (in Kilo litres).<br><br>E-7: Details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) (in tCo2e) and its intensity.<br><br>E-9: Details of waste generated (in metric tonnes), and its intensity, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) and total waste disposed by nature of disposal method (in metric tonnes). |
| 5 | P-8: Businesses should promote inclusive growth and equitable development. | E-4: Percentage of input material (inputs to total inputs by value) sourced from suppliers.<br><br>E-5: Job creation wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis), as % of total wage cost. |
| 6 | P-9: Businesses should engage with and provide value to their consumers in a responsible manner. | E-7: Information relating to data breaches. |

# Business Responsibility and Sustainability Report

Sustainability and responsible business are foundational to Infosys' purpose and the way we create long term value.

Our purpose is to amplify human potential and create the next opportunity for people, businesses, and communities through innovative technology and effective solutions. From our inception, we have sought to earn the enduring trust and respect of all stakeholders by building a business that is ethical, transparent, and responsive to the needs of society and the planet. ESG is not an adjunct to our strategy – it is embedded in our decisions, operations, and governance, shaping how we grow, innovate, and lead responsibly.

We adopted the GRI Framework in 2008 and in fiscal 2013, we were among the first companies to publish the Business Responsibility Report (BRR). We continue to adopt the GRI standard for our ESG practices and disclosures.

The BRSR follows the National Guidelines on Responsible Business Conduct (NGRBC) principles on the social, environmental and economic responsibilities of business.

Our BRSR includes our responses to questions about our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 as amended from time to time, which cover topics across all ESG dimensions.



## Section A: General Disclosure

| I Company details | |
|---|---|
| 1. Corporate Identity Number (CIN) of the Listed Entity | L85110KA1981PLC013115 |
| 2. Name of the Listed Entity | **Infosys Limited** |
| 3. Year of incorporation | July 2, 1981 |
| 4. Registered office address | Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India |
| 5. Corporate address | Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India |
| 6. E-mail id | askus@infosys.com |
| 7. Telephone | +91-80-2852 0261 |
| 8. Website | www.infosys.com |
| 9. Financial year for which reporting is being done | April 2025 - March 2026 |
| 10. Name of the Stock Exchange(s) where shares are listed | In India, the Company's equity shares are listed on<br>• BSE Limited<br>• National Stock Exchange of India Limited (NSE)<br><br>The ADSs are listed on the New York Stock Exchange in the US. |
| 11. Paid-up capital | ₹2,024 crore |
| 12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report | **ARUNA C. NEWTON**<br>Vice President – Head – ESG \| Diversity, Equity & Inclusion<br>Tel: +91 80 2852 0261<br>Email: arunacnewton@infosys.com |
| 13. Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together). | The disclosures under this report are made on a consolidated basis, unless otherwise specified. |
| 14. Name of assessment or assurance provider | Deloitte Haskins & Sells LLP |
| 15. Type of assessment or assurance obtained | BRSR core indicators - Reasonable Assurance<br>Select BRSR indicators - Reasonable / Limited Assurance |

## II Products / services

### 16. Details of business activities (accounting for 90% of the turnover)

| S. No. | Description of main activity | Description of business activity | % of turnover of the entity |
|---|---|---|---|
| 1 | Software and IT consulting (GICS classification – Information Technology – Software and Services) | Infosys Limited provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys' strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future. Further details are provided in the *Management's Discussion and Analysis* section of this Integrated Annual Report. | 95.23 |

### 17. Products / services sold by the entity (accounting for 90% of the entity's turnover)

| S. No. | Product / service | NIC code | % of total turnover contributed |
|---|---|---|---|
| 1 | Software application development and maintenance, IT consulting, technology and next-generation digital services | 620 and 631 | 95.23 |

## III Operations

### 18. Number of locations where plants and / or operations / offices of the entity are situated

| Location | Number of plants | Number of offices | Total |
|---|---|---|---|
| National | 1* | 57 | 291 |
| International | NA | 233 | |

* Denotes solar power plant in Sira, Karnataka

### 19. Markets served by the entity

**a. Number of locations**[1]

| Locations | Number |
|---|---|
| National (No. of states) | 15 |
| International (No. of countries) | 84 |

[1] Denotes the locations of our clients

**b. What is the contribution of exports as a percentage of the total turnover of the entity?**

97.40%[1]

[1] Based on standalone financial statements under Ind AS as exports are considered in relation to India

### c. A brief on types of customers

We serve customers across a wide range of industries including, aerospace and defence, communication services, financial services, healthcare, high technology, insurance, life sciences, media and entertainment, retail, utilities and more.

## IV. Employees

### 20. Details as at the end of financial year:

**a. Employees and workers (including differently-abled):**

| S. No. | Particulars | Total (A) | Male | | Female | |
|---|---|---|---|---|---|---|
| | | | No. (B) | % (B / A) | No. (C) | % (C / A) |
| | | | Employees[1] | | | |
| 1. | Permanent (D) | 3,28,594 | 1,98,969 | 60.5 | 1,29,625 | 39.5 |
| 2. | Other than permanent (E) | 23,501 | 18,849 | 80.2 | 4,652 | 19.8 |
| 3. | Total employees (D + E) | 3,52,095 | 2,17,818 | 61.9 | 1,34,277 | 38.1 |
| | | | Workers[1] | | | |
| 4. | Permanent (F) | NA | | | | |
| 5. | Other than permanent (G) | | | | | |
| 6. | Total workers (F + G) | | | | | |

**b. Differently-abled employees and workers:**

| S. No | Particulars | Total (A) | Male | | Female | |
|---|---|---|---|---|---|---|
| | | | No. (B) | % (B / A) | No. (C) | % (C / A) |
| | | | Differently-abled employees[1,2] | | | |
| 1. | Permanent (D) | 1,075 | 803 | 74.7 | 272 | 25.3 |
| 2. | Other than permanent (E) | – | – | – | – | – |
| 3. | Total employees (D + E) | 1,075 | 803 | 74.7 | 272 | 25.3 |
| | | | Differently-abled workers[1,2] | | | |
| 4. | Permanent (F) | NA | | | | |
| 5. | Other than permanent (G) | | | | | |
| 6. | Total differently-abled workers (F + G) | | | | | |

[1] Pursuant to the applicability of the Labour Codes effective November 21, 2025, a subset of the workforce may qualify as 'workers'. Accordingly, the relevant provisions have been duly recognized in the financial statements. The Company is in the process of implementing systems to identify such categories of personnel and to ensure compliance with the Labour Codes. For the current reporting year, however, Infosys has classified its entire workforce under the category of employees, and no personnel have been disclosed under the category of 'workers'.

[2] Employees who have voluntarily disclosed their disabilities

### 21. Participation / Inclusion / Representation of women

| | Total (A) | No. and percentage of Females | |
|---|---|---|---|
| | | No. (B) | % (B / A) |
| Board of Directors* | 9 | 2 | 22.2 |
| Key Management Personnel[1] | 3 | – | – |

* As on April 23, 2026, our Board is represented by 30% women leaders, 50% of foreign nationals, age ranging from 61 years to 73 years with expertise in financial, global business, leadership, technology, mergers and acquisition, Board service, strategy, sales and marketing, Environmental, Social and Governance (ESG), risk and cybersecurity and other domains, which ensures that Infosys retains its competitive advantage.

[1] As on March 31, 2026, Key Management Personnel are Chief Executive Officer and Managing Director (CEO & MD), Chief Financial Officer (CFO) and Company Secretary (CS) as defined by the Companies Act 2013.

### 22. Turnover rate* for permanent employees and workers (Disclose trends for the past 3 years)

| | Turnover rate in fiscal 2026 (in %) | | | Turnover rate in fiscal 2025 (in %) | | | Turnover rate in fiscal 2024 (in %) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Male | Female | Total | Male | Female | Total | Male | Female | Total |
| Permanent employees | 13.2 | 11.6 | 12.6 | 14.5 | 13.6 | 14.1 | 12.6 | 12.5 | 12.6 |
| Permanent workers | NA | | | | | | | | |

* Voluntary attrition for IT services excluding business process management services, products and platforms

## V. Holding, Subsidiary and Associate Companies (including joint ventures)

### 23. (a) Names of holding / subsidiary / associate companies / joint ventures[1]

| S. No. | Name of the holding / subsidiary / associate companies / joint ventures (A) | Indicate whether holding/ Subsidiary/ Associate / Joint Venture | % of shares held by listed entity | Does the entity indicated at column A, participate in the Business Responsibility initiatives of the listed entity? (Yes/No)[2] |
|---|---|---|---|---|
| | | | | |

[1] Refer to *Annexure 1* of the Board's Report for information on holding and subsidiary companies.

[2] Our subsidiaries contribute data required for the preparation of this report.

## VI. CSR Details

| | |
|---|---|
| 24. (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013: (Yes/No) | Yes |
| (ii) Turnover (in ₹ crore)[1] | 1,36,592 |
| (iii) Net worth (in ₹ crore)[1] | 87,332 |

[1] As per the standalone financial statements for year ended March 31, 2025 under Ind AS

## VII. Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

| Stakeholder group from whom complaint is received | Grievance redressal mechanism in place (Yes/No) (If Yes, then provide web-link for grievance redress policy)[1] | Fiscal 2026 | | | Fiscal 2025* | | |
|---|---|---|---|---|---|---|---|
| | | Number of complaints filed during the year | Number of complaints pending resolution at close of the year | Remarks | Number of complaints filed during the year | Number of complaints pending resolution at close of the year** | Remarks |
| Communities | Yes | – | – | | – | – | |
| Investors (Other than shareholders)[2] | Yes | NA | NA | | NA | NA | |
| Shareholders | Yes | 153 | 1[3] | | 228 | 1 | |
| Employees and workers | Yes | 336 | 73[4] | | 269 | 75 | |
| Customers | Yes | 28 | 8 | | 30 | 9 | |
| Value chain partners | Yes | 9 | 2 | | 4 | 2 | |
| Other | | 163 | 31 | | 52 | 19 | |

[1] For all our stakeholders: whistleblower-policy.pdf

[2] The Company has adopted a policy of classifying shareholders grievances/complaints. The Company does not track complaints from investors and shareholders separately.

[3] The Company has responded to the pending complaint.

[4] Out of this, as on May 20, 2026, we have seven cases of sexual harassment and five cases of discrimination at workplace, pending resolution.

* Fiscal 2025 numbers restated to cover all applicable channels and mechanisms.

** Four complaints pending resolution at the end of the previous year are open.

26. Overview of the entity's material responsible business conduct issues. Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format

| S. No | Material issue identified* | Indicate whether risk or opportunity (R / O) | Rationale for identifying the risk / opportunity | In case of risk, approach to adapt or mitigate | Financial implications of the risk or opportunity (Indicate positive or negative implications) |
|---|---|---|---|---|---|
| 1 | Environment : Climate change | Risk | Climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability | Refer to the Infosys ESG Databook 2026 for details on risk mitigation | Negative : Increased operating costs in meeting the environmental standards in line with evolving regulatory requirements |

| S. No | Material issue identified* | Indicate whether risk or opportunity (R / O) | Rationale for identifying the risk / opportunity | In case of risk, approach to adapt or mitigate | Financial implications of the risk or opportunity (Indicate positive or negative implications) |
|---|---|---|---|---|---|
| 2 | Environment : Engaging clients on climate actions through our solutions | Opportunity | – Increased revenue through development and / or expansion of services to help our customers manage their climate change risks.<br>– Savings from use of lower-emission sources of energy<br>– Lead action globally on climate change through advocacy | | Positive : Scope to improve Infosys' competitiveness and capitalize on evolving client preferences by leveraging our expertise in sustainability, low-carbon transition and digital/IT to support our clients on their sustainability and low-carbon journey |
| 3 | Social : Facilitating best-in-class employee experience | Risk | Inability to facilitate best-in-class employee experience may impact our ability to attract, hire, train, engage and retain talent | – Employee engagement and support initiatives to improve employee connect with the organization<br>– Holistic measures for employee retention and recognition of key and tenured employees<br>– Focus on career and leadership development programs to develop next gen leaders<br>– Bringing in AI and other technologies to enhance employee experience | Negative : Impact on employer reputation, increased cost of talent, etc. |
| 4 | Social: Enabling digital talent at scale | Opportunity | Digital and AI technologies are unequivocally the new way forward and almost everyone will have to adapt to a new way of living and working in the not-too-distant future. A wave of new technologies and solutions is helping amplify human potential, reinvent the workplace, and enable performance beyond previous capabilities. | | Positive : Given the shortage of digital and AI proficient workforce, there is a significant opportunity to bridge the talent gap by harnessing digital and AI technologies to upskill employees, clients, students, educators and community, while advancing technological inclusion and creating long term social and economic impact. |

| S. No | Material issue identified* | Indicate whether risk or opportunity (R / O) | Rationale for identifying the risk / opportunity | In case of risk, approach to adapt or mitigate | Financial implications of the risk or opportunity (indicate positive or negative implications) |
|---|---|---|---|---|---|
| 5 | **Governance :** Data privacy and information management | Risk | Cyber-attacks that breach our information network and / or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may impact our operations, client satisfaction or result in significant regulatory penalties. | – Improve the cybersecurity strategy, framework, processes, policies and controls to enhance cyber resilience.<br>– Improve the data privacy framework, policies, processes and controls<br>– Multi-layered governance process with executive and Board oversight to review the cybersecurity and data privacy risks and our preparedness to mitigate and respond to such risks.<br>– Continued investment in technologies to create defense in depth in order to address risks posed by evolving cyber threat landscape<br>– Close collaboration with cyber intelligence and forensic consultants to identify and prepare for emerging cybersecurity threats, periodic table-top exercises and maintain the cybersecurity crisis plan up to date<br>– Continuous monitoring of regulatory landscape<br>– Regular awareness mailers and workshops along with strong consequence management process<br>– Trainings and workshops for employees on security by design<br>– Strong encryption, data backup and recovery mechanism to ensure business continuity during any crisis<br>– The Cyber Risk Assessment Framework aligned to ISO 31000, ISO 27001, and ISO 27005 | **Negative :** Increased operating cost to hire and train talents, and technology investments |
| 6 | **Governance:** Ethics and compliance | Risk | Evolving regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies. If we are not able to comply with the complex regulatory landscape (e.g., immigration, wages, tax, sanctions), it could result in investigations, regulatory inquiries, litigation, fines, and negative client sentiments. | – Dedicated in-house compliance team working together with external partners to monitor changes to the regulatory landscape<br>– Comprehensive compliance framework, policies, controls and programs to identify changes to regulatory landscape, assess their impact and implement appropriate actions<br>– Regular connect with regulatory authorities and compliance experts to identify and assess changes to the regulatory landscape<br>– Contract awareness programs and trainings for employees and vendors<br>– Periodic compliance certification with clear accountability and responsibility defined<br>– Comprehensive monitoring, reporting and governance including Board oversight | **Negative:** Impact on reputation and cost of compliance due to investigations, regulatory inquiries, litigation, fines, etc. |

| S. No | Material issue identified* | Indicate whether risk or opportunity (R / O) | Rationale for identifying the risk / opportunity | In case of risk, approach to adapt or mitigate | Financial implications of the risk or opportunity (Indicate positive or negative implications) |
|---|---|---|---|---|---|
| 7 | Governance : Being recognized as industry leader in our information security practices and adoption of leading data privacy standards | Opportunity | – Increasing revenue from cybersecurity service offerings and solutions<br>– Higher client confidence in our ability to service them | | Positive : Minimize cybersecurity and data privacy breach threats to Infosys and our customers through advanced cybersecurity solutions and adoption of leading data privacy standards |

* For the complete list of material topics, refer to ESG Vision 2030 refresh. For Enterprise Risk Management framework refer to Risk Management Section of Integrated Annual Report.

## Section B: Management and process disclosures

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

| Disclosure Questions | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Policy and management processes | | | | |
| 1a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No) | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 1b. Has the policy been approved by the Board? (Yes/No) | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 1c. Web Link of the Policies, if available | Refer to the Whistleblower Policy, Infosys Code of Conduct and Ethics, ABAC policy | Refer to the Responsible Supply Chain and Supplier Diversity Policy | Refer to Infosys Code of Conduct and Ethics, HSE Policy, Supplier Code of Conduct | Refer to our CSR Policy and ESG Vision 2030, Responsible Supply Chain and Supplier Diversity Policy | Refer to our Infosys Code of Conduct and Ethics, Responsible Supply Chain and Supplier Diversity Policy | Refer to our HSE Policy[1], ESG Vision 2030, Responsible Supply Chain and Supplier Diversity Policy | Refer to our ESG Vision 2030, Responsible Supply Chain and Supplier Diversity Policy | Refer to our CSR Policy[2], Responsible Supply Chain and Supplier Diversity Policy | Refer to our Infosys Code of Conduct and Ethics, ESG Vision 2030, Privacy statement[1], Responsible Supply Chain and Supplier Diversity Policy |
| [1] Approved by the Executive Leadership<br>[2] Not extended to Suppliers | | | | | | | | | |
| 2. Whether the entity has translated the policy into procedures. (Yes / No) | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 3. Do the enlisted policies extend to your value chain partners? (Yes/No) | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 4. Name of the national and international codes/ certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle. | ISO 9001:2015; GRI Standard 2021, UNGC Principles, OECD–Principles of Corporate Governance, UN SDGs | ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 45001:2018, ISO 50001:2018, CMMi 2.0 | ISO 9001:2015, GRI Standard 2021, ISO 45001:2018, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles | ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 45001:2018 | ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles | ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 14068:1, ISO 22301:2019, ISO 50001:2018 SASB, TCFD, UN SDGs, Carbon Disclosure Project (CDP) | ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UNGC Principles | ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UN SDGs | ISO 9001:2015, GRI Standard 2021, ISO 27001:2022, ISO 27701:2019, ISO 42001:2023 |
| 5. Specific commitments, goals and targets set by the entity with defined timelines, if any. | In 2020, we became carbon neutral, 30 years ahead of the timeline set by the Paris Agreement. In October 2020, we launched our ESG Vision and ambitions for 2030. In 2025, we renewed our ESG Vision 2030 and committed to further progress on our ESG ambitions.<br>Read more | | | | | | | | |

| | |
|---|---|
| 6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met. | The details of our performance on our ESG goals are available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report and our ESG Report 2026. We are on track to meet our ESG goals and targets outlined in our ESG Vision 2030. |

## Governance, leadership and oversight

### 7. Statement by director responsible for the business responsibility report, highlighting ESG-related challenges, targets and achievements

"Infosys continues to advance its commitment to building a sustainable, resilient, and purpose-driven enterprise, guided by its ESG Vision 2030. This vision anchors our overall strategy to strengthen governance, drive environmental stewardship, foster an inclusive and diverse workplace, and leverage technology to create long-term value for all stakeholders.

Our strategic priorities remain focused on accelerating our climate commitments, enabling large-scale skilling, and embedding responsible practices across our operations and value chain. These priorities are aligned to evolving stakeholder expectations and material ESG considerations. We operate in a dynamic global environment shaped by climate transition imperatives, rapid technological change, increasing regulatory requirements, and heightened expectations around transparency and accountability. In this context, we continued to enhance our ESG frameworks and disclosures during the year. In fiscal 2026, Infosys made steady progress across its ESG commitments, supported by robust governance mechanisms, defined performance metrics, and active stakeholder engagement. At the same time, we continued to navigate challenges relating to climate transition, talent transformation, and a complex macroeconomic environment. Overall, our performance reflects continued progress toward our stated ESG targets. We remain committed to strengthening our execution, improving transparency, and driving measurable outcomes across environmental, social, and governance dimensions.

Looking ahead, we expect continued evolution in regulatory landscapes, stakeholder expectations, and climate-related risks. Infosys remains confident in its strategy and will continue to enhance its ESG practices to drive sustainable, inclusive, and responsible growth.

Information on our ESG-related challenges, targets, performance, and key achievements are detailed in our ESG Report. You may also refer to 'Approaching Value Creation' and 'Delivering Value' chapters of this Integrated Annual Report."

**Salil Parekh**
*Chief Executive Officer and Managing Director*

### 8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).

| Policy | Implementation – authority | Oversight – authority | Composition of highest authority responsible for oversight |
|---|---|---|---|
| Whistleblower Policy and Infosys Code of Conduct and Ethics | Chief Legal Officer and Chief Compliance Officer | Audit Committee | Refer to the Audit Committee section in the *Corporate governance report* of this Integrated Annual Report. |
| Responsible Supply Chain and Supplier Diversity Policy and Supplier Code of Conduct | Global head – Procurement | ESG Committee | Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report. |
| CSR Policy | Global Head – Corporate Accounting & Taxation, Facilities, Infrastructure and Security | CSR Committee | Refer to the CSR Committee section in the *Corporate governance report* of this Integrated Annual Report. |
| ESG Vision 2030 | Chief Financial Officer | ESG Committee | Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report. |
| Refer to 1c above for mapping of Infosys policies to BRSR principles | | | |

### 9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details.

Yes, the ESG Committee of the Board.

| Name of the director | Designation/category | DIN number |
|---|---|---|
| Chitra Nayak, *Chairperson* | Independent director | DIN: 09101763 |
| Govind Iyer | Independent director | DIN: 00169343 |
| Helene Auriol Potier | Independent director | DIN: 10166891 |

Read more in the ESG Committee report in the *Corporate governance report* of this Integrated Annual Report.

| | Subject for Review | Indicate whether review was undertaken by Director / Committee of the Board/ Any other Committee | | | | | | | | | Frequency (Annually/ Half yearly/ Quarterly/ Any other – please specify) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
| 10. Details of Review of NGRBCs by the Company: | Performance against above policies and follow up action | Committee of the Board | | | | | | | | | Annually | | | | | | | | |
| | Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances | Committee of the Board | | | | | | | | | Quarterly | | | | | | | | |

| 11. Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency. | Principles | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Answer | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |

Notes:

- BVC conducted ISO 9001: 2015, ISO 27001: 2022, ISO 22301: 2019, ISO 20000:2018, AS 9100 and ISO 27701: 2019.
- DNV conducted ISO 14001:2015, ISO 45001:2018, ISO 50001:2018 and ISO 14068
- BSI (Beijing) conducted the ISO 9001: 2015 and ISO 27001: 2022 audits at our China location.

| 12. If answer to question (1) above is "No" i.e. not all principles are covered by a policy, reasons to be stated | Questions | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
|---|---|---|---|---|---|---|---|---|---|---|
| | The entity does not consider the Principles material to its business (Yes/No) | Not applicable | | | | | | | | |
| | The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes/No) | | | | | | | | | |
| | The entity does not have the financial or/ human and technical resources available for the task (Yes/No) | | | | | | | | | |
| | It is planned to be done in the next financial year (Yes/No) | | | | | | | | | |
| | Any other reason (please specify) | | | | | | | | | |

## Section C: Principle-wise performance disclosure

This section is aimed at helping entities demonstrate their performance in integrating the principles and core elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally and ethically responsible.

## PRINCIPLE 1 Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable.

### Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the Principles during the financial year:

| Segment | Total number of training and awareness programs held | Topics / principles covered under the training and its impact | % age of persons in respective category covered by the awareness programs |
|---|---|---|---|
| Board of Directors and Board Committees | 1 | The Board members attended sessions which emphasized global sustainability trends, policies, regulatory environment and related topics. Refer to the Training of Board members section in the *Corporate Governance report* in the Integrated Annual Report. | 100 |
| Key Managerial Personnel (KMP)[1] | 6 | • Infosys Code of Conduct and Ethics<br>• Climate change<br>• Environmental sustainability<br>• Social sustainability<br>• Data privacy and cybersecurity<br>• Benchmark ESG practices | 100 |
| Employees other than BoD and KMPs[1] | 5 | • Infosys Code of Conduct and Ethics<br>• Climate change<br>• Environmental sustainability<br>• Social sustainability<br>• Data privacy and cybersecurity | 100 |
| Workers | NA | NA | NA |

[1] Apart from year-long awareness campaigns through email on responsible business and related topics, all our employees have access to an exclusive learning channel on Lex, our internal learning platform and Infosys Springboard, our flagship digital learning platform.

2. Details of fines / penalties /punishment / award / compounding fees / settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies / judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

| Monetary | | | | | |
|---|---|---|---|---|---|
| | NGRBC Principle | Name of the regulatory/ enforcement agencies/ judicial institutions | Amount (in INR) | Brief of the Case | Has an appeal been preferred? (Yes/No) |
| Penalty / fine* | 1, 3 | Canada Revenue Agency | 0.15 crore | Penalty for alleged short payment of tax in relation to the payroll trust audit for the years 2017 to 2024 | No |
| | 1 | Federal Tax Authority | 0.12 crore | Penalty on account of failure to pay VAT liability for Q1FY26 | No |

| | | | | |
|---|---|---|---|---|
| Settlement | – | – | – | – |
| Compounding fee | – | – | – | – |

* For Infosys Limited

| Non-Monetary | | | | |
|---|---|---|---|---|
| | NGRBC Principle | Name of the regulatory / enforcement agencies / judicial institutions | Brief of the Case | Has an appeal been preferred? (Yes/No) |
| Imprisonment | | – | – | – |
| Punishment | | – | – | – |

### 3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.

| Case Details | Name of the regulatory/ enforcement agencies / judicial institutions |
|---|---|
| Not applicable | |

### 4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery, anti-corruption and ethical handling of conflicts of interest. Additionally, we also have an Anti-Bribery and Anti-Corruption (ABAC) Policy, which details requirements on ABAC.

### 5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption:

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Directors | – | – |
| KMPs | – | – |
| Employees | – | – |
| Workers | NA | NA |

### 6. Details of complaints with regard to conflict of interest:

| | Fiscal 2026 | | Fiscal 2025 | |
|---|---|---|---|---|
| | Number | Remarks | Number | Remarks |
| Number of complaints received in relation to issues of conflict of interest of the Directors | – | | – | |
| Number of complaints received in relation to issues of conflict of interest of the KMPs | – | | – | |

### 7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

Not applicable

### 8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Number of days of accounts payable | 42 | 41 |

### 9. Open-ness of business

Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format:

| Parameter | Metrics | Fiscal 2026 | Fiscal 2025 |
|---|---|---|---|
| Concentration of Purchases[1] | a. Purchases from trading houses as % of total purchases | – | – |
| | b. Number of trading houses where purchases are made from | – | – |
| | c. Purchases from top 10 trading houses as % of total purchases from trading houses | – | – |
| Concentration of Sales[2] | a. Sales to dealers / distributors as % of total sales<br>b. Number of dealers / distributors to whom sales are made<br>c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors | – | – |
| Share of RPTs in[3] | a. Purchases (Purchases with related parties / Total purchases) | – | – |
| | b. Sales (Sales to related parties / Total sales) | – | – |
| | c. Loans and advances (Loans and advances given to related parties / Total loans and advances) | – | – |
| | d. Investments (Investments in related parties / Total investments made) | – | – |

[1] Based on methodology adopted by the company no trading houses were identified

[2] We are a software application development and maintenance, IT consulting, technology and next-generation digital services company and this KPI does not apply to us.

[3] As per the consolidated financial statements under Ind AS

## Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year:

| Total number of awareness programs held | Topics / principles covered under the training[1] | % age of value chain partners covered (by value of business done with such partners) under the awareness programs[2] |
|---|---|---|
| 5[1] | • Anti-Corruption and Anti-Bribery<br>• Supplier code of conduct<br>• Environmental footprint and carbon neutrality<br>• Waste water recycling<br>• Business Responsibility and Sustainability Reporting | 97.19 |

[1] 9,200+ suppliers were enabled on ESG awareness programs through the ESG learning portal.

[2] Our assessment covers 1,100+ upstream value chain partners.

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

Yes, the Company has established robust processes to avoid and manage conflicts of interest involving members of the Board. These include:

1. Declaration of Interest: All Board members are required to disclose their financial interests, affiliations, or relationships that could influence their decision-making at the time of their appointment and periodically thereafter, in compliance with statutory requirements.
2. Code of Conduct and Ethics: The Company has adopted a formal Code of Conduct and Ethics that defines what constitutes a conflict of interest and provides clear guidelines for identifying and managing conflicts of interest.
3. Recusal procedures: In cases where a potential conflict of interest is identified, the Board member concerned is required to recuse from discussions and voting on the relevant agenda item.
4. Approval requirements: Transactions involving entities in which the directors have an interest require the prior approval of the Board. If such transactions exceed the prescribed threshold, the approval of the shareholders is also required.

# PRINCIPLE 2:
# Businesses should provide goods and services in a manner that is sustainable and safe

## Essential indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

| | Fiscal 2026 | Fiscal 2025 | Details of improvements in environmental and social impacts |
|---|---|---|---|
| R&D[1,2] | 19.9 | 16.9 | Education, training and assessment of employees to upskill and reskill, leadership training to build leadership capability and business research to produce novel, distinctive content and insights, and technology to improve environmental and social products and processes |
| Capex[1,2] | 3.6 | 1.5 | Efficient equipment for cooling, lighting, renewable energy, water management, waste management and sustainable material |

[1] Based on standalone financial statements under Ind AS

[2] R&D and capex investments in specific technologies include education, training and assessment platforms that build digital and AI capabilities not only across the workforce, but also among students and other learners in the broader talent ecosystem. These technology investments support the development and adoption of digital and AI-led products and processes that can improve environmental performance through greater efficiency and resource optimization, while also creating social impact by expanding access to future-ready skills, strengthening capabilities, employability, and enabling more inclusive participation in the digital economy.

2a. Does the entity have procedures in place for sustainable sourcing? (Yes/No)

Yes. Infosys has adopted a Responsible Supply Chain & Supplier Diversity Policy as well as a Green Procurement Policy to strengthen its commitment to responsible sourcing. Suppliers are also required to mandatorily sign the Supplier Code of Conduct. Periodic ESG assessments are conducted internally as well as through a third party.

2b. If yes, what percentage of inputs were sourced sustainably?

All our procurements follow the principles of sustainable sourcing. We require suppliers to accept the Supplier Code of Conduct, which is based on the UNGC Principles.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

| | |
|---|---|
| (a) Plastics (including packaging)<br>(b) E-waste<br>(c) Hazardous waste<br>(d) Other waste | Not applicable. We don't manufacture any products. We are an IT services company. |

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No): No

If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards?

If not, provide steps taken to address the same.

Not applicable

## Leadership Indicators

1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?

It is in progress. Infosys is an IT consulting and software services organization. Our life cycle practices include green procurement considerations as part of technical specifications for purchase and end-of-life management to maximize recycling.

We have mandated Life Cycle Assessment for our new physical infrastructure, which helps in making an informed decision towards environmentally friendly products in the construction and operation of our buildings.

2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same

No. There are no significant social or environmental concerns and/or risks arising from the production and disposal of our products and services. A detailed account of our environmental footprint is available in Principle 6 of this BRSR report.

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not applicable.

4. Of the products and packaging collected at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:

Not applicable. We are an IT services company, we don't manufacture any products.

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

Not applicable. We are an IT services company, we don't manufacture any products.

## PRINCIPLE 3:
## Businesses should respect and promote the well-being of all employees, including those in their value chains

### Essential indicators

1a. Details of measures for the well-being of employees:

| Category | Total (A) | % of employees covered by | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Health insurance | | Accident insurance | | Maternity benefits | | Paternity Benefits | | Day Care facilities[1] | |
| | | Number (B) | % (B / A) | Number (C) | % (C / A) | Number (D) | % (D / A) | Number (E) | % (E / A) | Number (F) | % (F / A) |
| Permanent employees | | | | | | | | | | | |
| Male | 1,98,969 | 1,98,969 | 100 | 1,98,969 | 100 | NA | NA | 1,98,969 | 100 | – | – |
| Female | 1,29,625 | 1,29,625 | 100 | 1,29,625 | 100 | 1,29,625 | 100 | NA | NA | – | – |
| Total | 3,28,594 | 3,28,594 | 100 | 3,28,594 | 100 | 1,29,625 | 100 | 1,98,969 | 100 | – | – |
| Other than Permanent employees | | | | | | | | | | | |
| Male | Vendors and contractors are required to adhere to statutory compliances as per the respective rules of the state. | | | | | | | | | | |
| Female | | | | | | | | | | | |
| Total | | | | | | | | | | | |

(1) We provide onsite, proximity and network (near-home) childcare support options for our employees in India, based on their preference.

1b. Details of measures for the well-being of workers:

Not applicable

1c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent) in the following format

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Cost incurred on well-being measures as a % of total revenue of the company | 1.3 | 1.3 |

2. Details of retirement benefits, for current financial year and previous financial year.

| Benefits | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | No. of employees covered as a % of total employees | No. of workers covered as a % of total workers | Deducted and deposited with the authority (Y/N/N.A.) | No. of employees covered as a % of total employees | No. of workers covered as a % of total workers | Deducted and deposited with the authority (Y/N/N.A.) |
| PF[1] | 100 | NA | Y | 100 | NA | Y |
| Gratuity[1] | 100 | NA | Y | 100 | NA | Y |
| ESI[2] | 2.6 | NA | Y | 3.5 | NA | Y |
| National Pension Scheme (NPS)[3] | 3.7 | NA | Y | 3.7 | NA | Y |
| Others – superannuation[4] | 12.8 | NA | Y | 12.9 | NA | Y |

This table represents retirement benefits for the employees working in India. All our employees working outside India are eligible for retirement benefits according to applicable laws in the regions we operate.

[1] All eligible employees are covered.

[2] All eligible employees covered under the Employees State Insurance Act ("ESIC"), 1948 are provided the benefit.

[3] Pertains to contribution made by employers for employees who have opted for the same.

[4] Eligible employees are participants to superannuation retirement fund.

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

Yes. The premises / offices of Infosys in India are accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes, the entity has an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016. The policy of the Company is available on the website at https://www.infosys.com/careers/discover/culture/documents/diversity-inclusion-policy.pdf.

5. Return to work and Retention rates of permanent employees and workers that took parental leave.

| Gender | Permanent employees[1] | | Permanent workers | |
|---|---|---|---|---|
| | Return to work rate (in %) | Retention rate (in %) | Return to work rate (in %) | Retention rate (in %) |
| Male | 99.9 | 82.8 | NA | NA |
| Female | 99.4 | 79.6 | NA | NA |
| Total | 99.7 | 81.1 | NA | NA |

Based on the recommendations of GRI standard 401-3.

[1] 100% of our permanent employees are eligible for parental leaves subject to policy conditions.

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

| | Yes/No (If Yes, then give details of the mechanism in brief) |
|---|---|
| Permanent workers | NA |
| Other than permanent workers | NA |
| Permanent employees | Yes, Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as Resolution hubs where they can highlight matters or concerns faced at the workplace.<br>For more information, refer to Resolution hubs available in the *Management Discussion and Analysis section* of this Integrated Annual Report. |
| Other than permanent employees | |

7. Membership of employees and worker in association(s) or Unions recognised by the listed entity:

| Category | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Total employees / workers in respective category (A) | No. of employees / workers in respective category, who are part of association(s) or Union (B) | % (B / A) | Total employees / workers in respective category (C) | No. of employees / workers in respective category, who are part of association(s) or Union (D) | % (D / C) |
| Total permanent employees | 3,28,594 | 2,989 | 0.9 | 3,23,578 | 2,713 | 0.8 |
| Male | 1,98,969 | 2,042 | 1.0 | 1,97,246 | 1,845 | 0.9 |
| Female | 1,29,625 | 947 | 0.7 | 1,26,332 | 868 | 0.7 |
| Total permanent workers | | | | | | |
| Male | | | NA | | | |
| Female | | | | | | |

8. Details of training of employees and worker (% to total no. of employees / workers in the category):

| Category | Fiscal 2026[1] | | | | | Fiscal 2025[1] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total (A) | On health and safety measures[2] | | On skill upgradation* | | Total (D) | On health and safety measures[2] | | On skill upgradation | |
| | | No. (B) | % (B / A) | No. (C) | % (C / A) | | No. (E) | % (E / D) | No. (F) | % (F / D) |
| Male | 1,98,969 | 1,98,969 | 100 | 1,62,577 | 81.7 | 1,97,246 | 1,97,246 | 100 | 1,75,377 | 88.9 |
| Female | 1,29,625 | 1,29,625 | 100 | 1,06,150 | 81.9 | 1,26,332 | 1,26,332 | 100 | 1,12,388 | 89.0 |
| Total | 3,28,594 | 3,28,594 | 100 | 2,68,727 | 81.8 | 3,23,578 | 3,23,578 | 100 | 2,87,765 | 88.9 |
| Total permanent workers | | | | | | | | | | |
| Male | | | | | | NA | | | | |
| Female | | | | | | | | | | |

* Average training hours in fiscal 2026 is 113.3 as compared to 71.3 in fiscal 2025.

[1] Only for permanent employees

[2] Includes awareness programs

9. Details of performance and career development reviews of employees and workers

| Category | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Total (A)[1] | No. (B) | % (B / A) | Total (C)[1] | No. (D) | % (D / C) |
| **Employees** | | | | | | |
| Male | 1,65,963 | 1,65,963 | 100 | 1,77,052 | 1,77,052 | 100 |
| Female | 1,08,871 | 1,08,871 | 100 | 1,15,011 | 1,15,011 | 100 |
| Total | 2,74,834 | 2,74,834 | 100 | 2,92,063 | 2,92,063 | 100 |
| Total permanent workers | | | | | | |
| Male | | | NA | | | |
| Female | | | | | | |

[1] 100% of eligible employees have received performance and career development reviews.

10. Health and safety management system:

10a. Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage of such system?

Yes. At Infosys, Health, Safety and Environment (HSE) is an integral part of our ESG framework. Our Health, Safety and Environmental Management System (HSEMS), known as 'Ozone', is anchored in strong management commitment, compliance with applicable legal requirements, and the expectations of our stakeholders.

Ozone has not only enabled assurance of our structured and well-established processes through globally recognized certifications, but it has also cultivated a strong culture of safety and well-being across the organization. Our robust HSEMS has enabled Infosys to achieve ISO 45001:2018 (Occupational Health & Safety) certifications at locations where the system has been in place for over three years. These certifications encompass all India locations and Australia offices, including Infosys Limited and its subsidiaries, in line with our enterprise HSE strategy. Currently, over 85% of Infosys' employees are covered by ISO 45001 certification, highlighting our commitment to employee safety. The HSEMS is globally implemented across locations based on legal requirements and internal benchmarks, and it is included in our internal audit program to ensure consistent governance and performance.

Infosys provides the highest priority to the health, safety, and well-being of its employees and key stakeholders. Our HSE Policy clearly articulates our philosophy and commitment towards proactively managing significant HSE risks and opportunities. To further strengthen occupational health outcomes, Infosys has introduced various initiatives focused on mental and emotional health, ergonomics, safety, lifestyle diseases, and preventive care. Occupational Health Centers are active across all our India campuses, supporting a comprehensive approach to employee health and well-being.

10b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

Infosys follows a structured approach to identify work-related hazards and assess risks across both routine and non-routine activities. Hazard identification and risk assessments are proactively carried out for existing, new, and modified activities, processes, and services, as well as in response to regulatory updates. Routine risk assessments include periodic workplace and ergonomic evaluations, monitoring utility operations, and reviewing employee commute risks. Non-routine tasks such as construction, infrastructure development, preventive maintenance, and facility modifications undergo specific risk assessments before and during their execution. Incidents and near misses are analyzed quarterly to identify trends and emerging risks. Hazards are prioritized and mitigated using the hierarchy of controls, followed by reassessment of residual risks and updates to the risk control matrix as required. Employee and stakeholder participation is integral to the risk assessment process, and learnings from past projects and current operations are incorporated continuously.

10c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y / N)

Yes. Infosys has a robust incident reporting and management process to ensure that all work-related incidents - such as accidents, near misses, unsafe acts, and unsafe conditions - are properly reported, investigated, and resolved with suitable corrective actions. Employees can report health and safety concerns via the Infosys Helpdesk (IHD) or designated email addresses. Contract staff without system access inform their supervisors, who then escalate the issue to the local HSE team. All incidents are subject to root cause analysis, and corrective as well as preventive measures are implemented to avoid recurrence or potential injuries and losses. Employee awareness of incident reporting is strengthened through induction programs, online training modules (Lex), and targeted awareness campaigns and mailers. Learnings and corrective actions are actively shared across locations to promote consistent application and prevent future incidents.

### 10d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services?

Yes. Well-equipped Occupational Health Centers (OHCs), including physiotherapy facilities, are located across Infosys campuses in India. All statutory and applicable norms are ensured, with competent medical professionals working through accredited partner hospitals to manage the OHCs and physiotherapy centers. Periodic health risk assessments are performed to monitor health trends, facilitating timely specialist consultations and targeted interventions.

Infosys proactively addresses employee well-being by offering a broad range of initiatives, including structured workshops, awareness campaigns, regular health check-ups, online chat sessions, counseling services (like Samaritans), and targeted wellness programs. Details of employee visits to OHCs are recorded digitally, adhering to specific data protection and privacy regulations for each region.

Additionally, Infosys offers extended healthcare benefits through tie-ups with hospitals, granting employees and their dependents access to health screenings and treatments, even for non-occupational illnesses. Employees, including contractual staff, receive comprehensive insurance coverage. For contractual employees, targeted programs, such as mandatory health screenings and specific interventions are carried out, guided by identified risks, hazards, and emerging health trends.

### 11. Details of safety related incidents, in the following format:

| Safety Incident/Number | Category | Fiscal 2026[1] | Fiscal 2025[1] |
|---|---|---|---|
| Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked) | Employees[2] | 0.134 | 0.101[4] |
| | Workers[3] | NA | NA |
| Total recordable work-related injuries | Employees[2] | 39 | 23[4] |
| | Workers[3] | NA | NA |
| No. of fatalities | Employees[2] | 0 | 1 |
| | Workers[3] | NA | NA |
| High consequence work-related injury or ill-health (excluding fatalities) | Employees[2] | 0 | 0 |
| | Workers[3] | NA | NA |

(1) India operations

(2) Includes 'other than permanent' employees

(3) Infosys does not have workers.

(4) Fiscal 2025 numbers are restated to reflect total injuries and injury rates.

### 12. Describe the measures taken by the entity to ensure a safe and healthy work place.

Infosys acknowledges that Occupational Health and Safety (OH&S) is one of the key aspects of sustainable business practices. OH&S policies, processes, and practices at Infosys promote the physical, emotional, and social well-being of employees in the workplace. The robust Health and Safety Management system at Infosys has earned us the certification of ISO 45001:2018 for all Indian locations and Australia offices, including Infosys Limited and its subsidiaries, in line with our HSE strategy.
The Company has implemented the following measures to ensure a safe and healthy workplace:

1. Incident management: Incidents, which include near misses / potential hazards / accidents, are reported through internal applications or email. The causes of incidents are identified, analyzed and appropriate corrective actions are taken to prevent recurrence or occurrence of incidents leading to injuries / losses.
2. OH&S Committee: Both employees and other than permanent employees are part of the Infosys OH&S Committee, which helps in ensuring their active participation and consultation. The representation from employees in safety committees is 100%. The Committee brings employees and management together in a non-adversarial, cooperative effort to promote OH&S in the workplace.

3. Training and awareness: Training includes awareness building, mock drills, classroom sessions and periodic demonstrations. HSEMS training is a part of our employee induction program. To enable continuous learning, an HSE awareness module is available on Lex, our internal learning platform. For contract staff, job-specific and general training is provided during induction and later through refresher training.
4. Safety interventions: We have always focused on building a culture of safety at Infosys. The safety systems in place include work permits, training, Lock Out Tag Out (LOTO), safety inspections, audits, operational controls, and monitoring. Policies have been established focusing on specific areas such as women's safety, lone working, transport, travel, construction and others.
5. Medical services: We have set up Occupational Health Centers (OHC) on our campuses in India. Majority of our OHCs are operational round the clock based on business requirement. We have ambulance services available or have arrangements for ambulances to be made available at all our India-based locations.
6. Health Risk Assessment (HRA): HRA is conducted annually based on inputs from the OHC. Being an IT / ITES company, the prevalent risks include ergonomics, Musculoskeletal Disorders (MSDs), emotional well-being, etc., associated with the workplace, operation of utilities, and commute. Numerous initiatives, interventions, engagement virtual sessions, and process controls are in place to effectively address these risks.
7. Programs on ergonomics: These include on-site physiotherapy centers in India, interventions by ergonomic experts and the provision of ergonomic infrastructure. Periodic sessions are conducted on back care, Repetitive Stress Injuries, and seating postures for employees across the globe.
8. Physical and emotional well-being: We have nutritionists at our locations in India to provide counseling and guidance. We have also set up state-of-the-art gyms to train physical and mental fitness.
9. Programs for mothers: Pregna Care, a professional healthcare program, is specially designed for expectant mothers and aims to provide maximum comfort for the mother, in India.
10. Working environment: We continued to focus on improving the working environment by monitoring indoor air quality, lux and noise levels and promoting the use of green seal chemicals.

### 13. Number of complaints on the following made by employees and workers:

| | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Filed during the year | Pending resolution at the end of year | Remarks | Filed during the year | Pending resolution at the end of year[1] | Remarks |
| Working conditions | 21 | 1 | The resolution of complaints which are in progress relates to modifications in infrastructure which is currently underway | 35 | 3 | All open complaints have been closed during early Fiscal 2026 |
| Health and safety | 8 | 0 | – | 25 | 2 | All open complaints have been closed during early Fiscal 2026 |

[1] The open issues in fiscal 2025 have been closed

### 14. Assessment for the year for health and safety:

Our Health, Safety and Environmental Management System (HSEMS) is certified to ISO 45001:2018 standard audited by certifying bodies annually. The scope of HSEMS is applicable to all activities, which are a part of our operations and employees working for and on behalf of the Company, including deputees at client sites. Safety and well-being of our employees is accorded the highest priority. Our Internal Corporate Certification Audits and Assessments Team (CCAT) conducts periodic assessments across Infosys locations annually.

| Assessments for the year | % of your plants and offices that were assessed (by entity or statutory authorities or third parties)[1] |
|---|---|
| Health and safety practices | 100 |
| Working conditions | 100 |

[1] India operations, as per the internal assessment plan for the year.

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

There have been no significant risks / concerns arising from assessments of health and safety practices and working conditions. There are few minor safety incidents related to operational controls, and they have been closed with detailed corrective measures. Infosys also monitors all the controls on a periodic basis and makes course corrections, as appropriate.

## Leadership indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) employee (Y / N) (B) worker (Y / N)

(A) Yes
(B) Not applicable

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company periodically audits value chain partners to ensure timely deduction and deposit of statutory dues.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

| | Total no. of affected employees / workers | | No. of employees / workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment | |
|---|---|---|---|---|
| | Fiscal 2026 | Fiscal 2025 | Fiscal 2026 | Fiscal 2025 |
| Employees | 0 | 1 | 0 | 0 |
| Workers | NA | NA | NA | NA |

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes / No)

Yes. We provide employees opportunities to upgrade their skills as part of transition assistance to facilitate their continued employability and the management of career endings resulting from termination of employment. The Employee Career Support program: Retirement Planning spans a portfolio of services including consultations from retirement specialists, strategic financial planning, retirement focused roadmap and resources, careers workshops, and access to networking groups dedicated to retirement options.

5. Details on assessment of value chain partners

| | % of value chain partners (by value of business done with such partners) that were assessed* |
|---|---|
| Working conditions | 91.64 |
| Health and safety | 91.64 |

* We have completed ESG assessment of 1,100+ upstream value chain partners, carried out by third-party as on March 31, 2026.

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners

There were no significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

## PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

### Essential indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We identify and prioritize our stakeholders based on the impact of the Company on the stakeholders and the ability of the stakeholder groups to influence the functioning of the Company. As part of the GRI-based materiality assessment, we have identified six key stakeholder groups: investors/shareholders, clients, employees and sub-contractors, suppliers/partners, government/regulators and the community. The ESG Committee of the Board also approves the continued relevance of the material topics on an annual basis.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.

| Stakeholder group | Whether identified as vulnerable or marginalized (Yes/No) | Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify) | Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify) | Purpose and scope of engagement including key topics and concerns raised during such engagement |
|---|---|---|---|---|
| Investors | No | • Investors calls, emails, and personal meetings<br>• Analyst meets<br>• Conferences (including broker-led events)<br>• Quarterly results<br>• Annual General Meeting<br>• Sustainability report<br>• Financial reports<br>• India stock exchange filings (NSE and BSE)<br>• US Securities and Exchange Commission (SEC) filings<br>• Press releases<br>• Social media | Ongoing | • To answer queries of investors on Infosys' ambitions and progress<br>• Build transparency with existing and potential investors |

| Stakeholder group | Whether identified as vulnerable or marginalized (Yes/No) | Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify) | Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify) | Purpose and scope of engagement including key topics and concerns raised during such engagement |
|---|---|---|---|---|
| Employees | No | • Employee satisfaction surveys<br>• Employee Resource Groups (ERGs)<br>• Resolution hubs and whistleblower mechanism<br>• Communication blogs<br>• Development centers' engagement initiatives<br>• InfyMe (Intranet) and podcasts | Ongoing | • Communicate the Employee Value Proposition (EVP)<br>• Keep a finger on pulse of employee engagement<br>• Provide an opportunity to raise concerns<br>• Training and development<br>• Employee recognition and engagement activities<br>• Performance review and career development<br>• Employee health, safety, and well-being |
| Clients | No | • Client visits and meetings<br>• Customer satisfaction surveys<br>• Annual customer conclaves | Ongoing | • Engage with clients on Infosys solutions and services, including climate change solutions<br>• Seek client feedback on our solutions and services and continuously improve to meet their expectations<br>• Develop relationships and partnerships with clients enabling delivery of high-quality client services and solutions<br>• Communicate Infosys' credentials including ESG credentials |
| Government and regulatory bodies | No | • Engagement with government and global forums<br>• Policy advocacy and representations<br>• Engagement with industry, government and regulatory bodies | Ongoing | • Share ESG best practices<br>• Participate in forums to strengthen the adoption of responsible business practices<br>• Participate / assist in the development of regulations / public policies<br>• Share a perspective on global standards and alignment with international benchmarking |

| Stakeholder group | Whether identified as vulnerable or marginalized (Yes/No) | Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify) | Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify) | Purpose and scope of engagement including key topics and concerns raised during such engagement |
|---|---|---|---|---|
| Communities | Yes | • Meetings with associations / NGOs<br>• Local community interactions<br>• Social media | Ongoing | • Enable access to digital skilling<br>• Serve the community through Tech for Good programs in education, healthcare, and governance<br>• Enable participation of diverse communities in the economy<br>• CSR engagement |
| Suppliers | No | • Suppliers meet, *Sambandh* (bi-annual)<br>• ESG report<br>• Supplier engagement on ESG | Ongoing | • Keep a finger on pulse on supplier engagement<br>• Provide an opportunity to raise concerns<br>• Training and development |

## Leadership indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

We have identified our most material issues through a data-driven and consultative exercise. The material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Periodic meetings were held to update the sub-committees of the Board.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. Our material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. The material topics and the linked ambitions can be accessed through our ESG Vision 2030 and performance updates through our annual ESG Reports.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalized stakeholder groups.

Infosys Foundation was set up to support underprivileged sections of society, create opportunities and strive towards a more equitable society. Infosys contributes as a part of its CSR initiatives to Infosys Foundation. The Foundation engages with the community, especially vulnerable and marginalized stakeholder groups, in a variety of focus areas. For information on the percentage of beneficiaries of the CSR projects, refer to Principle 8, Q.6 (Leadership Indicators) in this report. Read the Infosys Foundation annual reports at https://www.infosys.com/infosys-foundation/.

## PRINCIPLE 5: Businesses should respect and promote human rights

### Essential indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

| | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Total (A) | No. of employees / workers covered (B) | % (B / A)* | Total (C) | No. of employees / workers covered (D) | % (D / C)* |
| **Employees** | | | | | | |
| Permanent | 3,28,129[1] | 3,20,648 | 97.7 | 3,23,578 | 3,18,667 | 98.4 |
| Other than permanent | 23,501 | 21,568 | 91.8 | 25,018 | 25,018 | 100 |
| Total employees | 3,51,630 | 3,42,216 | 97.3 | 3,48,596 | 3,43,685 | 98.6 |
| **Workers** | | | | | | |
| Permanent | NA | NA | NA | NA | NA | NA |
| Other than permanent | NA | NA | NA | NA | NA | NA |
| Total workers | NA | NA | NA | NA | NA | NA |

* The Code of Conduct expresses Infosys' commitment to conducting business ethically and in accordance with the values of the Company while respecting the human rights of all stakeholders. All employees are trained on the Code during their induction into the organization. Our Human Rights Statement is a part of the Code of Conduct which is approved by the Board on an annual basis.

[1] Employees on long leave have not been considered

2. Details of minimum wages paid to employees and workers, in the following format:

Infosys operates in 59 countries, and employees are hired across geographies. The legal minimum wage is defined based on various parameters such as tenure, role, location, citizenship status, etc., and it varies by country and even by state within some countries. We have defined detailed processes considering these parameters to ensure the employees are paid according to local regulations and we are compliant with local laws, as applicable.

| Category | Fiscal 2026 | | | | | Fiscal 2025 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total employees (A)* | Equal to minimum wage | | More than minimum wage | | Total employees (D) | Equal to minimum wage | | More than minimum wage | |
| | | No. (B) | % (B /A) | No. (C) | % (C /A) | | No. (E) | % (E /D) | No. (F) | % (F /D) |
| **Permanent employees** | | | | | | | | | | |
| Male | 1,66,583 | 15 | 0.01 | 1,66,568 | 99.99 | 1,64,758 | 1,919 | 1.16 | 1,62,839 | 98.84 |
| Female | 1,09,571 | 27 | 0.02 | 1,09,544 | 99.98 | 1,05,738 | 2,431 | 2.30 | 1,03,307 | 97.70 |
| **Other than permanent employees** | | | | | | | | | | |
| Male | Vendors and contractors adhere to statutory compliances as per the state rules. | | | | | | | | | |
| Female | | | | | | | | | | |

* India only

### 3. Details of remuneration/salary/wages:

#### a. Median remuneration / wages:

| | | Male | | Female | |
|---|---|---|---|---|---|
| | | Number | Median remuneration / salary / wages of respective category (₹ crore) | Number | Median remuneration / salary / wages of respective category (₹ crore) |
| Board of Directors (BoD) | | 6[1] | 2.61 | 2 | 2.85 |
| Key Managerial Personnel (KMP)[1][2] | | 3 | 4.43 | – | – |
| Employees[2] other than BoD and KMP | Junior | 51,073 | 0.04 | 47,630 | 0.04 |
| | Middle | 1,08,289 | 0.11 | 71,368 | 0.10 |
| | Senior | 39,604 | 0.31 | 10,627 | 0.25 |
| | Total | 1,98,966 | 0.11 | 1,29,625 | 0.09 |
| Workers | | NA | NA | NA | NA |

As on March 31, 2026

[1] Remuneration to Chief Executive Officer and Managing Director (CEO & MD) has been included in KMP.

[2] Includes permanent employees only

[3] Remuneration excludes retirement benefits and perquisite value of stock incentives.

#### b. Gross wages paid to females as % of total wages paid by the entity, in the following format

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Gross wages paid to females as % of total wages* | 29.1 | 29.1 |

* Includes permanent employees only

### 4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes

### 5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as Resolution hubs, where they can highlight matters or concerns faced at the workplace including those pertaining to human rights.

Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation, and fairness while addressing concerns. The concerns are handled with sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

### 6. Number of complaints on the following made by employees and workers:

| | Fiscal 2026 | | | Fiscal 2025 | | |
|---|---|---|---|---|---|---|
| | Filed during the year | Pending resolution at the end of year | Remarks | Filed during the year | Pending resolution at the end of year | Remarks |
| Sexual harassment | 105 | 21[1] | Incidents of sexual harassment were reviewed as per the requirements of the POSH Act in India and as per the established grievance redressal process. | 103 | 31[2] | Incidents of sexual harassment were reviewed as per the requirements of the POSH Act in India and as per the established grievance redressal process. |
| Discrimination at workplace | 31 | 12[1] | Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR. | 13 | 5[2] | Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR. |
| Child labor | 0 | 0 | | – | – | |
| Forced labor / Involuntary labor | 0 | 0 | | – | – | |
| Wages | 0 | 0 | | – | – | |
| Other human rights-related issues | 0 | 0 | | – | – | |

[1] As on May 20, 2026, we have 7 cases of sexual harassment and five cases of discrimination at workplace, pending resolution.

[2] All the pending cases in fiscal 2025 were resolved.

A robust feedback mechanism ensures employee feedback and concerns are heard and addressed in a timely manner. Read more at https://www.infosys.com/about/esg/social/employee-wellbeing/resolution-hubs.html.

### 7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Total complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH) | 65 | 43 |
| Complaints on POSH as a % of female employees / workers | 0.06 | 0.04 |
| Complaints on POSH upheld | 44 | 33 |

### 8. Mechanism to prevent adverse consequences to the complainant in discrimination and harassment cases

Infosys' non-retaliation policy is an embodiment of our values and a cornerstone of our Code. Infosys commits to protect the complainant and ensures that they are not retaliated against because of any report that they raise in good faith. Infosys does not tolerate any form of retaliation (whether by a manager, co-worker or otherwise) against an individual because he or she made a good faith report of an integrity concern. This protection also extends to anyone who assists with or cooperates in an investigation or reports of an integrity concern or question.

### 9. Do human rights requirements form part of your business agreements and contracts? (Yes / No)

Yes

### 10. Assessments for the year:

| | % of your plants and offices that were assessed (by entity or statutory authorities or third parties)* |
|---|---|
| Child labor | 100 |
| Forced / involuntary labor | 100 |
| Sexual harassment | 100 |
| Discrimination at workplace | 100 |
| Wages | 100 |
| Others – please specify | – |

* India operations, as per the internal assessment plan for the year

### 11. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above

There were no significant risks / concerns arising from the human rights assessments.

## Leadership indicators

### 1. Details of a business process being modified / introduced as a result of addressing human rights grievances / complaints

None

### 2. Details of the scope and coverage of any human rights due diligence conducted.

Infosys conducts comprehensive human rights due diligence to ensure that its business operations and relationships uphold the highest standards of respect for human rights. The due diligence process involves assessing potential and actual human rights impacts across the organization and its supply chain, taking into consideration local laws and international standards. Periodic audits are carried out by our internal audit team, focusing on areas such as labor rights, workplace safety, and non-discrimination. Findings from these assessments are integrated into company policies and practices to prevent, mitigate, and address any adverse impacts.

Additionally, Infosys engages with stakeholders, including employees through Pulse, a periodic survey and suppliers through the VenSat survey, to gather insights and feedback including human rights concerns. The Company provides training and awareness programs to employees and partners to reinforce its human rights commitments. Any identified issues are addressed through established grievance mechanisms, and progress is monitored and reported to ensure accountability and continuous improvement in human rights performance.

3. Is the premise / office of the entity accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes. The premise / office of the entity is accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016, India.

4. Details on assessment of value chain partners:

| | % of value chain partners (by value of business done with such partners) that were assessed* |
|---|---|
| Sexual harassment | 91.64 |
| Discrimination at workplace | 91.64 |
| Child labor | 91.64 |
| Forced labor / involuntary labor | 91.64 |
| Wages | 91.64 |
| Others – please specify | – |

* We have completed ESG assessment of 1,100+ upstream value chain partners carried out by third party, as on March 31, 2026.

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

There were no significant risks / concerns arising from the assessments.

## PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

### Essential indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format

| Parameter | Fiscal 2026 (in GJ) | Fiscal 2025 (in GJ) |
|---|---|---|
| **From renewable sources** | | |
| Total electricity consumption (A) | 6,36,639 | 5,82,411 |
| Total fuel consumption (B) | 3,472 | 3,291 |
| Energy consumption through other sources (C) | 0 | 0 |
| Total energy consumption (A + B + C) | 6,40,111 | 5,85,702 |
| **From non-renewable sources** | | |
| Total electricity consumption (D) | 1,96,321 | 2,10,057 |
| Total fuel consumption (E) | 50,761 | 54,675 |
| Energy consumption through other sources (F) | 0 | 0 |
| Total energy consumed from non-renewable sources (D + E + F) | 2,47,082 | 2,64,732 |
| Total energy consumed (A + B + C + D + E + F)[1] | 8,87,193 | 8,50,434 |
| Energy intensity per rupee of turnover (Total energy consumed / revenue from operations) | 0.000000497 | 0.000000522 |
| Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP)[2] | 0.00001010 | 0.00001078 |
| Energy intensity in terms of physical output (GJ / FTE)* | 2.52 | 2.44 |
| Energy intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil |

**Note:** Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

(1) Includes global energy consumption

(2) The revenue from operations has been adjusted for PPP based on the latest PPP conversion factor published by the IMF - for India. For the years ended March 31, 2026 and March 31, 2025, it is 20.34 and 20.66, respectively.

* Full-time employee

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

Not applicable for IT sector

3. Provide details of the following disclosures related to water:

| Parameter | Fiscal 2026 (in kl) | Fiscal 2025 (in kl) |
|---|---|---|
| Water withdrawal by source (in kilolitres) | | |
| (i) Surface water | 2,81,568[1] | 2,77,911[1] |
| (ii) Groundwater | 65,518 | 52,332 |
| (iii) Third-party water[2] | 17,78,346 | 17,55,337 |
| (iv) Seawater / desalinated water | Nil | Nil |
| (v) Others | 0 | 0 |
| Total volume of water withdrawal (i + ii + iii + iv + v) | 21,25,432 | 20,85,580 |
| Total volume of water consumption (in kilolitres) | 20,29,557 | 19,55,525 |
| Water intensity per rupee of turnover (Total water consumption / Revenue from operations) | 0.00000114 | 0.00000119 |
| Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP) | 0.00002311 | 0.00002478 |
| Water intensity in terms of physical output (kilolitres / FTE) | 5.76 | 5.61 |
| Water intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil |

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

[1] As per GRI 303-3, surface water includes collected or harvested rainwater

[2] Grey water is included under third party. Includes global water consumption

4. Provide the following details related to water discharged:

| Parameter | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Water discharge by destination and level of treatment (in kilolitres) | | |
| (i) To surface water | NA | NA |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |

| Parameter | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| (ii) To groundwater | NA | NA |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| (iii) To seawater | NA | NA |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| (iv) Sent to third-parties | | |
| – No treatment[1] | 95,874 | 1,30,055 |
| – With treatment – please specify level of treatment | | |
| (v) Others | NA | NA |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| Total water discharged (in kilolitres)[2] | 95,874 | 1,30,055 |

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Treatment in centralized sewage treatment plants is managed by local authorities.

[2] Includes 2 leased locations in India and all leased overseas locations; 2 owned locations in India, where wastewater was temporarily discharged to municipal sewers post intimation from Pollution Control Board and is ultimately treated.

### 5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

Infosys has implemented in-house sewage treatment plants (STPs) at its India owned campuses to facilitate Zero Liquid Discharge (ZLD) practices. 100% of our owned campuses in India have STPs to ensure that all sewage generated is treated and the resulting recycled water is utilized for irrigation, HVAC systems, and flushing, thereby minimizing wastewater discharge into the environment. In all our owned campuses and leased locations (except 2) in India, STPs are available to treat the waste water. In rest of the locations, wastewater is discharged into municipal sewers for further treatment. This approach supports sustainable water management and aligns with the company's commitment to environmental protection. In addition to wastewater treatment, we also procure greywater (recycled water) from third parties to augment the requirement of landscaping, flushing, and other non-potable purposes. This enables avoiding sourcing fresh water to that quantum.

### 6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format

| Parameter | Please specify unit | Fiscal 2026 | Fiscal 2025 |
|---|---|---|---|
| NOx | Kg | 26,522 | 40,286 |
| SOx | Kg | 763 | 873 |
| Particulate matter (PM) | Kg | 3,032 | 4,423 |
| Persistent organic pollutants (POP) | NA | NA | NA |
| Volatile organic compounds (VOC) | NA | NA | NA |
| Hazardous air pollutants (HAP) | NA | NA | NA |
| Others – carbon monoxide (CO)* | Kg | 7,178 | 11,919 |

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

* Carbon Monoxide (CO) emissions reporting has been initiated in FY2026, with corresponding changes to FY2025 emissions reported.

### 7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format :

| Parameter | Unit | Fiscal 2026 | Fiscal 2025 |
|---|---|---|---|
| Total Scope 1 emissions (Break-up of the GHG into $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs, $SF_6$, $NF_3$, if available)[1] | Metric tonnes of $CO_2$ equivalent | 11,483[3] | 8,745 |
| Total Scope 2 emissions (Break-up of the GHG into $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs, $SF_6$, $NF_3$, if available)[2] | Metric tonnes of $CO_2$ equivalent | 34,351[3] | 38,586 |
| Total Scope 1 and Scope 2 emissions per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations) | Metric tonnes of $CO_2$ equivalent per Rupee | 0.000000026 | 0.000000029 |
| Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP) | $tCO_2$ e / PPP | 0.00000052 | 0.00000060 |
| Total Scope 1 and Scope 2 emission intensity in terms of physical output | $tCO_2$ e / FTE | 0.13 | 0.14 |
| Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil | Nil |

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Scope 1 emissions cover all owned offices (India, US and China) and leased offices in India; Leased space in overseas locations will not be considered as it is falls in de-minimus for diesel / natural gas consumption.

[2] Scope 2 includes India and overseas locations. Scope 2 emissions are reported using the market-based method. The corresponding location-based Scope 2 emissions for fiscal 2026 is 1,45,604 $tCO_2e$

[3] Refer ESG Databook Annexure 4: GHG Emissions and Annexure 6: Emissions factors used for GHG calculations

### 8. Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.

Yes. Infosys has been carbon neutral since fiscal 2020 across Scope 1, 2 and 3 emissions. Our approach to carbon neutrality is based on reducing and avoiding emissions through energy efficiency and renewable energy. Energy efficiency is achieved through super-efficient new buildings, industry-leading Energy Performance Index (EPI) <65 kWh/m2-yr, real-time monitoring and optimization of building operations through smart building systems, and retrofits in existing buildings. In fiscal 2026, we have undertaken retrofit projects to improve efficiency in lighting and air conditioning systems, which saved 2.04 lakh kWh and reduced emissions by 145 tCO2e. To achieve our goal of transitioning to clean energy, we have installed 62.42 MWp of solar PV capacity and avoided 1.24 lakh kWh in fiscal 2026. Along with captive solar capacity, power purchase agreement and use of green tariff mechanism, Infosys achieved 81.8% of electricity consumption through renewable sources in its India operations.

9. Provide details related to waste management by the entity, in the following format:

| Parameter | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Total waste generated (in metric tonnes) | | |
| Plastic waste (A) | 139.19 | 118.91 |
| E-waste (B) | 662.19 | 422.42 |
| Biomedical waste (C)[1] | 98.92 | 70.10 |
| Construction and demolition waste (D)[2] | 3,763.47 | 982.84 |
| Battery waste (E) | 141.60 | 115.39 |
| Radioactive waste (F) | 1.07 | 0.12 |
| Other hazardous waste. Please specify, if any. (G) (used oil, discarded containers, etc.) | 62.03 | 65.98 |
| Other non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector – food waste, garden waste, etc.) | 12,121.51 | 9,914.08 |
| Total (A + B + C + D + E + F + G + H)[3] | 16,989.98 | 11,689.87 |
| Waste intensity per rupee of turnover (Total waste generated / Revenue from operations) | 0.00000000951 | 0.00000000717 |
| Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP) | 0.0000001934 | 0.0000001481 |
| Waste intensity in terms of physical output (MT / FTE) | 0.05 | 0.03 |
| Waste intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil |
| For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) | | |
| Category of waste | Fiscal 2026 | Fiscal 2025 |
| (i) Recycled | 12,786.98 | 10,605.70 |
| (ii) Reused | 3,103.20 | 657.12 |
| (iii) Other recovery operations | 277.72 | 33.06 |
| Total | 16,167.90 | 11,295.88 |
| For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes) | | |
| Category of waste | Fiscal 2026 | Fiscal 2025 |
| (i) Incineration | 176.83 | 107.22 |
| (ii) Landfilling | 122.82 | 98.10 |
| (iii) Other disposal operations[4] | 0 | 188.67 |
| Total | 299.65 | 393.99 |

**Note:** Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Includes sanitary waste

(2) Excludes Construction and Demolition waste from infrastructure development

(3) This includes waste generated in India, overseas-owned and e-waste for all locations globally.

(4) Co-processing included in Other recovery operations this year and was included under other disposal operations till last year

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

At Infosys, we see waste not as something to discard, but as a resource to reclaim. The 5R principle – 'Refuse, Reduce, Reuse, Refurbish / Repurpose and Recycle' – forms the foundation of Infosys' waste management strategy. Through systematic reduction and recovery, we are moving beyond waste management to resource segregation, where 99% of what we dispose stays out of landfills. This is climate positivity in practice: turning environmental burden into a regenerative solution that restores more than it consumes. We are working towards the 2030 goal of zero waste to landfills by adopting TRUE Zero Waste Certification at our India campuses. As of fiscal 2026, 46% of our owned campuses in India have achieved TRUE Zero Waste Certification from Green Business Certification Inc. (GBCI).

As an IT company, we generate e-waste. We have been persistent in our efforts to reduce, reuse, recycle, and dispose of e-waste responsibly. The Company has adopted a progressive approach to electronic waste management, transitioning towards a refurbishment-first model where feasible. This aligns with circular economic principles while maintaining partnerships with authorized recycling vendors for materials that cannot be refurbished. The authorized (Pollution Control Board) recyclers/refurbishers are periodically evaluated based on their adherence to applicable legal requirements and the extent of resource circularity in their processes.

11. If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones) where environmental approvals are required, please specify details in the following format:

Not applicable

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

| Name and brief details of project | EIA Notification No. | Date | Whether conducted by independent external agency (Yes / No) | Results communicated in public domain (Yes / No) | Relevant web-link |
|---|---|---|---|---|---|
| | | | Nil | | |

13. Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y / N). If not, provide details of all such non-compliances in the following format:

Yes. Infosys is compliant with all applicable environmental law / regulations / guidelines in India.

## Leadership indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):

For each facility / plant located in areas of water stress, provide the following information:

(i) Name of the area: Provided below is the list of water stressed sites for fiscal 2026:

| As per CGWA Guidelines | As per WRI Aqueduct |
|---|---|
| 1. Bengaluru (13 offices) | 8. UAE (5 offices) |
| 2. Chengalpet (1 office) | 9. Saudi Arabia (2 offices) |
| 3. Indore (1 office) | 10. China (4 offices) |
| 4. Jaipur (1 office) | 11. South Africa (1 office) |
| 5. Gurugram (2 offices) | 12. Peru (1 office) |
| 6. Coimbatore (1 office) | 13. Poland (1 office) |
| 7. Noida (2 offices) | 14. Spain (2 offices) |
| | 15. Philippines (6 offices) |
| | 16. Mexico (1 office) |
| | 17. Chile (1 office) |
| | 18. Romania (3 offices) |
| | 19. Sweden (1 office) |
| | 20. USA (2 offices) |
| | 21. Oman (1 office) |

(ii) Nature of operations: IT/ITES services

(iii) Water withdrawal, consumption and discharge in the following format:

| Parameter | Fiscal 2026 | Fiscal 2025* |
|---|---|---|
| Water withdrawal by source (in kilolitres) | | |
| (i) Surface water | 96,952 | 97,544 |
| (ii) Groundwater | 0 | 0 |
| (iii) Third-party water | 3,42,819 | 3,67,429 |
| (iv) Seawater / desalinated water | 0 | 0 |
| (v) Others | 0 | 0 |
| Total volume of water withdrawal (in kilolitres) | 4,39,771 | 4,64,973 |

| Parameter | Fiscal 2026 | Fiscal 2025* |
|---|---|---|
| Total volume of water consumption (in kilolitres) | 3,79,476 | 4,09,023 |
| Water intensity per rupee of turnover (water consumed / turnover)[1] | 0.00000021 | 0.00000025 |
| Water intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil |
| Water discharge by destination and level of treatment (in kilolitres) | | |
| (i) Into surface water | NA | Nil |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| (ii) Into groundwater | NA | Nil |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| (iii) Into seawater | NA | Nil |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| (iv) Sent to third-parties | | |
| – No treatment | 60,295 | 55,950 |
| – With treatment – please specify level of treatment | | |
| (v) Others | NA | |
| – No treatment | | |
| – With treatment – please specify level of treatment | | |
| Total water discharged (in kilolitres)[2] | 60,295 | 55,950 |

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] The intensity provided covers consumption from water-stressed locations and revenue from global operations.

[2] Includes 2 leased locations in India and all leased overseas locations, 1 owned location in India, Jaipur where waste water was channelized to municipal sewers for a few months post intimation to Pollution Control Board. All these pertain to sites in water stressed regions.

* We have evaluated water stress zones in line with CGWA Guidelines for India locations and WRI Aqueduct for overseas locations. Based on the classification as per CGWA we have considered Overexploited and Critical locations as per BRSR guidance. Based on classification as per WRI Aqueduct we have considered High and Extremely High under our water stressed locations. Until the previous year, water stress was assessed using country-level data for the locations of offices. Based on the current year's guidance, India-specific criteria (CGWA) have been applied for domestic operations, while site- or city-level water stress assessments are used for overseas locations. Accordingly the values are restated for fiscal 2025.

## 2. Please provide details of total Scope 3 emissions and its intensity, in the following format:

| Parameter | Unit | Fiscal 2026 | Fiscal 2025 |
| --- | --- | --- | --- |
| Total Scope 3 emissions (Break-up of the GHG into $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs, $SF_6$, $NF_3$, if available) | Metric tonnes of $CO_2$ equivalent | 2,07,374[1&2] | 2,08,659[1] |
| Total Scope 3 emissions per rupee of turnover | Metric tonnes of $CO_2$ equivalent per Rupee | 0.000000116 | 0.000000128 |
| Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity | Nil | Nil | Nil |

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Inclusion of emissions from Category 1: Purchased Goods & Services from fiscal 2026, the same has been restated for fiscal 2025

[2] Refer ESG Databook Annexure 4: GHG Emissions and Annexure 6: Emissions factors used for GHG calculations

## 3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

NA

## 4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format

| S.No. | Initiative undertaken | Details of the initiative (Web-link, if any, may be provided along-with summary) | Outcome of the initiative |
| --- | --- | --- | --- |
| 1 | Energy efficiency improvement in buildings | Radiant heating – Innovative approach to utilize existing radiant panels to heat the surface which radiates heat into the room which reduces the need for conventional, high intensity heating.<br>Free cooling – In favorable climate, the cooling tower will generate naturally cool water that supports efficient waterside free cooling. Cooled water is circulated through plate heat exchanger and supplies a dedicated free cooling coil in the Air Handling Units (AHUs), reducing the mechanical cooling. | This system is designed for one of the office locations and has the potential to reduce ~70 % energy consumption compared with traditional resistance heating.<br>This strategy is part of the design for one of the office locations and contributed to approximately 15% reduction in the building's annual HVAC load. This is expected to decrease energy consumption, thereby helping in reduction of Scope 2 emissions, and enhancing the overall sustainability performance of the facility. |
| 2 | Supply chain decarbonization initiatives | Embedding climate action and sustainable packaging into IT hardware procurement – Infosys integrated climate action and sustainable packaging requirements in its procurement process, transforming sourcing into a measurable ESG intervention. Suppliers were required to disclose verified Product Carbon Footprint (PCF), climate commitments, and detailed packaging material details along with technical specifications. | In the procurement of laptops in fiscal 2026, the lowest-scoring supplier was excluded, while purchase volumes were allocated proportionately to higher-performing suppliers, ensuring sustainable packaging and climate performance influenced sourcing decisions alongside cost and quality. This has led to an avoided emission of 8,955 $tCO_2e$ against a standard product specification.<br>With this, Infosys embedded circularity and climate accountability into IT hardware sourcing, strengthening its value-chain sustainability outcomes and creating a framework for IT hardware procurement. |

| S.No. | Initiative undertaken | Details of the initiative (Web-link, if any, may be provided along-with summary) | Outcome of the initiative |
| --- | --- | --- | --- |
| 3 | Supply chain decarbonization initiatives | Institutionalizing green material standards to accelerate our Net Zero journey – These specifications emphasize low embodied carbon, energy and water efficiency, responsible material sourcing, elimination of hazardous substances, circular economy practices, and improved indoor environmental quality. | The initiative establishes standardized sustainable specifications for a wide range of materials — including steel, concrete, glazing, furniture, HVAC systems, electrical equipment, IT hardware, and landscaping elements etc. |
| 4 | Smart water metering | The meters are installed in the water pipes at the distribution and consumption points. They record the flow rate in real time. | Smart water metering systems installed on most of our campuses have helped us identify undetected leaks and reduce unaccounted water. Smart water meters have enabled us to plug leaks, identify opportunities for savings, and provide valuable insights for new designs. |

5. Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.

Yes. Infosys has a Business Continuity Management System (BCMS) called Phoenix, certified by ISO 22301:2019 Security and Resilience – Business Continuity Management Standard. This program is designed to ensure seamless continuity of business and the utmost safety of our employees and assets while continuously meeting client expectations. The BCMS program provides a robust framework for planning, establishing, implementing, operating, monitoring, reviewing, maintaining, and continually improving business continuity measures across Infosys and its subsidiaries. Apart from Phoenix plan at the corporate level, comprehensive business continuity plans are created at three operational levels covering business functions, locations, and accounts. Integrated into our Enterprise Risk Management Framework, the BCMS plans guide our typical response to events, such as catastrophes and natural or human-made disasters, which could disrupt or severely constrain our operations. This covers various crisis scenarios as part of detailed risk assessments (at functions, locations, and accounts level), which are documented with mitigation plans along with controls put in place. The management system has been continuously validated across levels through tests and exercises, and various incidents have been successfully tackled without significant business continuity or employee safety impacts. An efficient business continuity management policy has enabled us to maintain status quo during disasters.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

As per ESG assessment of 1,100+ top upstream value chain partners, carried out by third-party no significant adverse impacts to environment were identified.

7. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

91.64*

* We have completed ESG assessment of 1,100+ upstream value chain partners, carried out by third-party as on March 31, 2026.

8. How many Green Credits have been generated or procured:

Zero

8a. By the listed entity

8b. By the top ten (in terms of value of purchases and sales, respectively) value chain partners]

### Enabling Responsible Value Chain Disclosure and Decarbonization

In fiscal 2026, Infosys strengthened its value chain transparency efforts by initiating a structured, SEBI-aligned supplier engagement program focused on ESG disclosures under the BRSR Core framework. As part of this initiative, Infosys engaged with suppliers to collect ESG-related disclosures for fiscal 2025 data, covering the top 2% of upstream suppliers by spend focusing on the high impact supplier segment including human resource service providers and IT service vendors. These suppliers represented a combined value of approximately 13% of total spend.

The engagement enabled collection of granular ESG data, providing insights into supplier climate practices, emissions management approaches, and reporting maturity. Based on the assessment, 667 $tCO_2e$ of Scope 1 emissions and 219 $tCO_2e$ of Scope 2 emissions were attributed to Infosys, representing approximately 1.6% of the suppliers' combined Scope 1 and Scope 2 emissions. Emissions attributable to Infosys were calculated using a spend-based allocation methodology aligned with the GHG Protocol, for the purpose of value chain disclosure under SEBI requirements, and not as part of Infosys' reported Scope 3 inventory.

This exercise has further strengthened Infosys' supply chain decarbonization efforts by improving emissions visibility, deepening supplier engagement, and enabling informed prioritization of decarbonization opportunities. Through continued collaboration with suppliers and integration of climate considerations into procurement processes, Infosys is progressing toward a more transparent, data-driven, and low-carbon value chain.

## PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

**Essential indicators**

1. a. Number of affiliations with trade and industry chambers / associations.

25+

b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to.

| S. No. | Name of the trade and industry chambers / associations* | Reach of trade and industry chambers / associations (State / National) |
|---|---|---|
| 1 | Confederation of Indian Industry (CII) | National |
| 2 | Associated Chambers of Commerce and Industry of India (ASSOCHAM) | National |
| 3 | National Association of Software and Services Companies (NASSCOM) | National |
| 4 | Data Security Council of India (DSCI) | National |
| 5 | Federation of Indian Chamber of Commerce & Industry (FICCI) | National |
| 6 | Indo-Australian Chamber of Commerce (IACC) | National |
| 7 | The Business Council, Inc | International |
| 8 | US India Strategic Partnership Forum (USISPF) | International |
| 9 | United Nations Global Compact (UNGC) | International |
| 10 | World Economic Forum (WEF) | International |

* Indicative list

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities

No adverse orders were received from regulatory authorities.

## Leadership indicators

1. Details of public policy positions advocated by the Company:

Infosys' approach includes engaging ecosystems at the national, regional and local levels. To this end, Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations in all of the Company's key markets – including, but not limited to, the US, Europe, Australia, and India – to build mutually beneficial partnerships.

| Sl. No. | Public policy advocated | Method resorted for such advocacy | Whether information is available in public domain (Yes/No) | Frequency of review by the Board (Annually/Half-yearly/ quarterly/others-please specify) | Web link, if available |
|---|---|---|---|---|---|
| 1 | EU AI Act | Meetings and submissions to the EU Commission, Council | Yes | Need by basis | NA |
| 2 | UK-India Responsible and Trustworthy AI | Working group, meetings, conferences, opensource Responsible AI Tool kit | No | Annual | NA |
| 3 | AISIC – US | Working groups, meetings, AI Risk Management Framework | No | Periodic | NA |
| 4 | UNESCO – Ethical AI | Agreement, meetings, advocacy | No | Periodic | NA |
| 5 | Government of India "Conformity Assessment Framework to Build Digital Competencies" for IAS officers, with a focus on AI | Meetings and expertise shared with Quality Council of India | No | Quarterly | NA |
| 6 | NABCB – ISO 42001 Accreditation capability | Meetings and expertise shared with Quality Council of India and NABCB | No | Need by basis | NA |
| 7 | UNESCO – Business Council | Working groups, meetings, conferences | No | Periodic | NA |
| 8 | India-France AI Policy Roundtable | Closed-door roundtable | No | Periodic | NA |

| Sl. No. | Public policy advocated | Method resorted for such advocacy | Whether information is available in public domain (Yes/No) | Frequency of review by the Board (Annually/Half-yearly/ quarterly/others-please specify) | Web link, if available |
|---|---|---|---|---|---|
| 9 | Hiroshima AI Process (HAP) Reporting Framework | Agreement, meetings and expertise sharing | No (Consultation events are in public domain but for some of the event's participation was closed door)<br>Yes | Annually<br>Need by basis | https://www.infosys.com/newsroom/features/2026/process-reporting-trustworthy-ai-governance.html?soc=smo_tw_PR_feature_Brand_banner_16022026_b1c1582b36da96f4535e760d277f84a7_lq_lq |
| 10 | OECD: AI Transparency | Co-hosting of event at AI Impact Summit | Yes | Need by basis | NA |
| 11 | Responsible AI: Principles to Practice – India perspective for the Global South | Closed door discussion for AI Impact Summit hosted by Infosys bringing Academia, Policymakers, startups, organization to discuss the responsible AI | No | Need by basis | NA |
| 12 | EU-India Pathways to Trustworthy Innovation Roundtable | Event hosted by Infosys with the Embassy of India, Brussels as co-partner | No | Need by basis | NA |

## PRINCIPLE 8: Businesses should promote inclusive growth and equitable development

### Essential indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Not applicable – we have no SIA notification[1]

| Name and brief details of project | SIA Notification No. | Date of notification | Whether conducted by independent external agency (Yes / No) | Results communicated in public domain (Yes / No) | Relevant Web link |
|---|---|---|---|---|---|
| NA | NA | NA | NA | NA | NA |

[1] This Act is applicable only to India

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not applicable[1]

| S.No | Name of project for which R&R is ongoing | State | District | No. of Project Affected Families (PAFs) | % of PAFs covered by R&R | Amounts paid to PAFs in the FY (in INR) |
|---|---|---|---|---|---|---|
| NA | NA | NA | NA | NA | NA | NA |

[1] This Act is applicable only to India

3. Describe the mechanisms to receive and redress grievances of the community.

We track complaints, if any, from beneficiaries of our CSR projects. Complaints are received at feedback_if@infosys.com. Further, all stakeholders have access to whistleblower mechanism.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

| | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Directly sourced from MSMEs / small producers[1] | 39.38 | 37.98 |
| Directly from within India | 29.10 | 25.6 |

[1] Represents procurement from MSME as a part of domestic procurement. Fiscal 2025 restated accordingly.

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis) in the following locations, as % of total wage cost

| Location | Fiscal 2026* | Fiscal 2025* |
|---|---|---|
| Rural | – | – |
| Semi-urban | – | – |
| Urban | 7.1 | 6.2 |
| Metropolitan | 92.9 | 93.8 |

(Place categorized as per RBI Classification System – rural / semi-urban / urban / metropolitan)

* As on March 31, 2026, permanent employees at our India locations have been considered.

## Leadership indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential indicators above)

Not applicable

| Details of negative social impact identified | Corrective action taken |
|---|---|
| | |

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

| S.No | State | Aspirational district | Amount spent (₹) |
|---|---|---|---|
| 1 | Andhra Pradesh | Visakhapatnam | 5,51,01,991 |
| 2 | Andhra Pradesh | Vizianagaram | 99,90,079 |
| 3 | Andhra Pradesh | Y.S.R. Kadapa | 64,99,657 |
| 4 | Assam | Baksa | 3,25,001 |
| 5 | Assam | Barpeta | 11,32,605 |
| 6 | Assam | Darrang | 4,85,980 |
| 7 | Assam | Dhubri | 9,44,701 |
| 8 | Assam | Goalpara | 4,67,044 |
| 9 | Assam | Hailakandi | 4,64,085 |
| 10 | Assam | Udalguri | 2,08,094 |

| S.No | State | Aspirational district | Amount spent (₹) |
|---|---|---|---|
| 11 | Bihar | Araria | 13,49,505 |
| 12 | Bihar | Aurangabad | 31,72,834 |
| 13 | Bihar | Banka | 3,02,179 |
| 14 | Bihar | Begusarai | 38,45,426 |
| 15 | Bihar | Gaya | 33,81,190 |
| 16 | Bihar | Jamui | 6,11,611 |
| 17 | Bihar | Katihar | 10,15,767 |
| 18 | Bihar | Khagaria | 3,11,156 |
| 19 | Bihar | Muzaffarpur | 41,80,229 |
| 20 | Bihar | Nawada | 14,01,555 |

| S.No | State | Aspirational district | Amount spent (₹) |
|---|---|---|---|
| 21 | Bihar | Purnia | 17,65,464 |
| 22 | Bihar | Sheikhpura | 1,81,294 |
| 23 | Bihar | Sitamarhi | 15,57,410 |
| 24 | Chhattisgarh | Bastar | 3,89,364 |
| 25 | Chhattisgarh | Bijapur | 21,26,070 |
| 26 | Chhattisgarh | Kanker | 2,78,423 |
| 27 | Chhattisgarh | Korba | 10,37,078 |
| 28 | Chhattisgarh | Mahasamund | 2,90,703 |
| 29 | Chhattisgarh | Rajnandgaon | 2,04,750 |
| 30 | Gujarat | Dahod | 2,60,417 |
| 31 | Gujarat | Narmada | 27,68,302 |
| 32 | Haryana | Mewat | 8,63,497 |
| 33 | Himachal Pradesh | Chamba | 1,30,492 |
| 34 | Jammu & Kashmir | Baramulla | 19,30,953 |
| 35 | Jammu & Kashmir | Kupwara | 7,66,820 |
| 36 | Jharkhand | Bokaro | 18,40,095 |
| 37 | Jharkhand | Chatra | 1,68,555 |
| 38 | Jharkhand | Dumka | 13,35,332 |
| 39 | Jharkhand | Garhwa | 1,26,190 |
| 40 | Jharkhand | Giridih | 19,90,503 |
| 41 | Jharkhand | Godda | 6,38,475 |
| 42 | Jharkhand | Gumla | 1,58,700 |
| 43 | Jharkhand | Hazaribagh | 1,63,775 |
| 44 | Jharkhand | Khunti | 1,27,280 |
| 45 | Jharkhand | Latehar | 6,20,758 |
| 46 | Jharkhand | Lohardaga | 3,53,596 |
| 47 | Jharkhand | Palamu | 13,89,388 |

| S.No | State | Aspirational district | Amount spent (₹) |
|---|---|---|---|
| 48 | Jharkhand | Pashchimi Singhbhum | 7,29,199 |
| 49 | Jharkhand | Purbi Singhbhum | 31,32,228 |
| 50 | Jharkhand | Ramgarh | 17,67,314 |
| 51 | Jharkhand | Ranchi | 49,15,358 |
| 52 | Jharkhand | Simdega | 3,51,543 |
| 53 | Karnataka | Raichur | 2,33,19,403 |
| 54 | Karnataka | Yadgir | 36,96,600 |
| 55 | Kerala | Wayanad | 37,67,572 |
| 56 | Madhya Pradesh | Barwani | 11,70,731 |
| 57 | Madhya Pradesh | Chhatarpur | 3,97,90,315 |
| 58 | Madhya Pradesh | Damoh | 4,62,75,896 |
| 59 | Madhya Pradesh | Guna | 10,33,475 |
| 60 | Madhya Pradesh | Khandwa | 29,32,540 |
| 61 | Madhya Pradesh | Rajgarh | 595,276 |
| 62 | Madhya Pradesh | Singrauli | 3,81,14,307 |
| 63 | Madhya Pradesh | Vidisha | 1,03,32,536 |
| 64 | Maharashtra | Gadchiroli | 82,46,270 |
| 65 | Maharashtra | Nandurbar | 77,31,614 |
| 66 | Maharashtra | Osmanabad | 37,96,943 |
| 67 | Maharashtra | Washim | 1,43,96,030 |
| 68 | Manipur | Chandel | 4,43,429 |
| 69 | Meghalaya | Ri Bhoi | 1,31,465 |
| 70 | Odisha | Balangir | 4,62,78,752 |
| 71 | Odisha | Dhenkanal | 1,55,36,774 |
| 72 | Odisha | Gajapati | 46,49,284 |
| 73 | Odisha | Kalahandi | 1,80,76,423 |
| 74 | Odisha | Kandhamal | 3,86,47,031 |

| S.No | State | Aspirational district | Amount spent (₹) |
|---|---|---|---|
| 75 | Odisha | Koraput | 1,215,012 |
| 76 | Odisha | Nabarangpur | 2,96,627 |
| 77 | Odisha | Nuapada | 2,55,47,906 |
| 78 | Odisha | Rayagada | 13,80,130 |
| 79 | Punjab | Firozpur | 8,16,412 |
| 80 | Punjab | Moga | 5,27,552 |
| 81 | Rajasthan | Baran | 17,74,635 |
| 82 | Rajasthan | Dholpur | 1,09,12,708 |
| 83 | Rajasthan | Jaisalmer | 1,10,70,260 |
| 84 | Rajasthan | Karauli | 17,14,155 |
| 85 | Rajasthan | Sirohi | 17,26,858 |
| 86 | Tamil Nadu | Ramanathapuram | 30,94,393 |
| 87 | Tamil Nadu | Virudhunagar | 51,48,258 |
| 88 | Telangana | Asifabad | 8,59,988 |
| 89 | Telangana | Bhadradri-Kothagudem | 91,47,917 |
| 90 | Telangana | Bhupalpally | 3,96,500 |
| 91 | Uttar Pradesh | Bahraich | 10,93,342 |
| 92 | Uttar Pradesh | Balrampur | 2,59,945 |
| 93 | Uttar Pradesh | Chandauli | 18,47,983 |
| 94 | Uttar Pradesh | Chitrakoot | 73,87,081 |
| 95 | Uttar Pradesh | Fatehpur | 12,37,083 |
| 96 | Uttar Pradesh | Shrawasti | 8,41,242 |
| 97 | Uttar Pradesh | Siddharthnagar | 8,09,171 |
| 98 | Uttar Pradesh | Sonbhadra | 15,14,74,505 |
| 101 | Uttarakhand | Haridwar | 34,63,865 |
| 102 | Uttarakhand | Udham Singh Nagar | 16,93,293 |
| 103 | Various districts - with spend less than one lakh | | 3,19,863 |
| | Total | | 70,45,69,364 |

Note:

* 112 out of the 112 aspirational districts were covered in fiscal 2026.

3. a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized / vulnerable groups? (Yes/No): Yes

From which marginalized / vulnerable groups do you procure?: We do not track this separately.

What percentage of total procurement (by value) does it constitute?: We do not track this separately.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current fiscal), based on traditional knowledge

Not applicable

| S.No. | Intellectual Property based on traditional knowledge | Owned/ Acquired (Yes/No) | Benefit shared (Yes / No) | Basis of calculating benefit share |
|---|---|---|---|---|

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

| Name of authority | Brief of the Case | Corrective action taken |
|---|---|---|

### 6. Details of beneficiaries of CSR projects:

| S. No | CSR project | No. of persons benefitted from CSR projects | % of beneficiaries from vulnerable and marginalised groups |
|---|---|---|---|
| 1 | Akanksha DC Trust (Kolkata) – Reach to Teach | 22,106 | 100% |
| 2 | Akanksha DC Trust (Kolkata) – Ramakrishna Sarada Mission Matri Bhavan | 2,23,322 | 93% |
| 3 | Akanksha DC Trust (Kolkata) – Ramakrishna Sarada Mission Matri Bhavan 1 | 1,47,286 | 93% |
| 4 | Akanksha DC Trust (Kolkata) – Susrut Eye Foundation & Research Centre | 1,47,566 | 60% |
| 5 | Arpan DC Trust – Govt Civil Hospital, Panchkula – General Civil Hospital | 28,773 | 66% |
| 6 | Arpan DC Trust – Paathshala Education | 98,800 | 100% |
| 7 | Arpan DC Trust (Mohali) – Sustainability | 25,000 | 72% |
| 9 | Bangalore Lit Fest | 29,638 | 56% |
| 10 | Bharatiya Vidya Bhavan – Puligere Utsav | 33,765 | 41% |
| 11 | Bharatiya Vidya Bhavan – FY25 | 23,100 | 75% |
| 12 | Bhumi NGO | 23,070 | 100% |
| 13 | Biogas Project – Savayava Krishi Pariwara – Phase II | 51,897 | 62% |
| 14 | Biogas Project – Sistema | 53,466 | 68% |
| 15 | Biogas Project – SKG Sangha | 36,779 | 55% |
| 16 | Biogas Project – Yuva Rural Association – Phase II | 65,258 | 66% |
| 17 | Centre for Cellular and Molecular Platforms | 53,638 | 100% |
| 18 | Centum Foundation | 22,045 | 35% |
| 19 | CII Foundation | 19,785 | 40% |
| 20 | Evidyaloka Trust – FY26 | 52,507 | 100% |
| 21 | Forum for Health systems Design & Transformation | 17,745 | 80% |
| 22 | Hyderabad Eye Institute (LVPEI) | 1,59,481 | 42% |
| 23 | Impact Guru Foundation | 28,032 | 87% |
| 24 | Improved cook stove projects – EFIT MH2 | 37,200 | 0% |
| 25 | Improved cook stove projects – EFIT MH3 | 37,200 | 0% |
| 26 | Improved cook stove projects – Udaipur Urja 2.0 | 37,000 | 50% |
| 27 | Improved cook stove projects – Udaipur Urja 5.0 | 23,000 | 50% |
| 28 | Inclusive India Foundation | 28,428 | 83% |
| 29 | Infosys Springboard – Digital Literacy – Phase2 | 11,75,439 | 49% |
| 30 | Infrastructure for Bengaluru Metro | 25,63,862 | 0% |
| 31 | Khushi Baby | 26,837 | 52% |
| 32 | Khushi Trust – FY26 | 20,000 | 54% |
| 33 | Khushi Trust 3 – Malnutrition and anemia reduction | 11,230 | 56% |
| 34 | LabourNet Livelihood Foundation | 10,363 | 33% |
| 35 | Magic Bus India Foundation | 18,654 | 60% |

| S. No | CSR project | No. of persons benefitted from CSR projects | % of beneficiaries from vulnerable and marginalised groups |
|---|---|---|---|
| 36 | Malligavad Foundation – 2 | 21,06,000 | 53% |
| 37 | Mamata DC Trust (Indore) – Vidya Bharti Malwa Prant | 1,68,398 | 98% |
| 38 | Nirmaan – EduBridge 4 Employment (For Scale & Reach) | 34,711 | 61% |
| 39 | Nirmaan – STEM (high-paying STEM jobs) | 13,277 | 57% |
| 40 | Nirmaan Organisation – Fy25 | 25,859 | 0% |
| 41 | Northeast flood relief – Ramakrishna Mission | 19,483 | 30% |
| 42 | Rejuvenation of lake | 3,69,745 | 50% |
| 43 | Rosy Blue Foundation (ConnectFor) | 25,330 | 100% |
| 44 | Samarpan DC Trust – Notebook Drive | 16,115 | 46% |
| 45 | Samarpan DC Trust – Project Cornea RKM | 15,270 | 61% |
| 47 | Sambhav Foundation | 10,724 | 31% |
| 48 | Sangath | 85,228 | 99% |
| 49 | SEARCH Gadchiroli, MCH Hospital | 27,037 | 4% |
| 50 | Seva Sahayog Foundation | 29,116 | 70% |
| 51 | Sight Connect (F) | 2,54,000 | 46% |
| 52 | Siruthuli | 39,160 | 0% |
| 53 | Skill program – IBPM | 24,776 | 24% |
| 54 | Sneham DC Trust – Reviving the Art of Therukoothu | 10,000 | 50% |
| 55 | Sneham DC Trust (Coimbatore) – Sri Kanchi Kamakoti Medical Trust | 11,695 | 100% |
| 56 | Sparsh DC Trust (Nagpur) – Khushi Trust | 14,000 | 38% |
| 57 | The Antara Foundation | 92,971 | 100% |
| 58 | The Banyan | 11,070 | 68% |
| 59 | Unnati – FY25 | 95,632 | 54% |
| 60 | Various beneficiaries less than 10,000 | 2,92,100 | 69% |
| 61 | Yakshagana Development, Training & Research Centre | 27,257 | 61% |
| 62 | Yuva Unstoppable – GEET | 21,291 | 49% |
| | Grand Total | 91,92,517 | 69% |

Note:

1. Women, children, people with disability and transgenders are the main vulnerable groups identified.
2. Beneficiary count is arrived at based on the confirmation received from beneficiaries.

## PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner

### Essential indicators

**1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

We prioritize our clients' satisfaction and have a comprehensive system in place to address their feedback and complaints. Our clientele, which spans diverse industry verticals, is equipped with multiple channels to voice their concerns and provide feedback.

Every complaint is treated with the appropriate level of attention. Our dedicated teams meticulously analyze the issues raised, devise suitable solutions and implement them effectively. We place great emphasis on transparency towards our clients throughout the process. Therefore, we keep them informed of progress and seek their approval for corrective actions.

In addition to addressing complaints, we proactively engage with our clients to understand their expectations, gather feedback and gain insight into their future outlook. This valuable information is crucial to our strategic planning and continuous improvement initiatives. Doing so ensures that our services align with our clients' evolving needs and expectations, fostering a strong and enduring business relationship.

**2. Turnover of products / services as a percentage of turnover from all products / services that carry information about:**

| | As a percentage to total turnover |
|---|---|
| Environmental and social parameters relevant to the product | Not applicable as Infosys is a B2B company |
| Safe and responsible usage | |
| Recycling and / or safe disposal | |

**3. Number of consumer complaints in respect of the following:**

| | Fiscal 2026 | | Remarks | Fiscal 2025 | | Remarks |
|---|---|---|---|---|---|---|
| | Received during the year | Pending resolution at end of year | | Received during the year | Pending resolution at end of year | |
| Data privacy | 1 | 0 | – | 0 | 0 | – |
| Advertising[1] | NA | NA | | NA | NA | |
| Cybersecurity | 0 | 0 | – | 0 | 0 | – |
| Delivery of essential services | NA | NA | | NA | NA | |
| Restrictive trade practices | 0 | 0 | | 0 | 0 | |
| Unfair trade practices | 0 | 0 | | 0 | 0 | |
| Other | 27 | 8 | | 28 | 8 | |

[1] We are a B2B company. The promotions we do is with regard to our services and thought leadership. The provision of services is governed by contracts between the parties.

4. Details of instances of product recalls on account of safety issues

| | Number | Reasons for recall |
|---|---|---|
| Voluntary recalls | NA | NA |
| Forced recalls | NA | NA |

5. Does the entity have a framework / policy on cybersecurity and risks related to data privacy? (Yes / No) If yes, provide web-link of the policy.

Yes. Infosys has a holistic and comprehensive cybersecurity framework – SEED - aligned to NIST's CyberSecurity Framework (CSF) and supported by supplementary policies, processes, procedures, and standards to achieve and sustain enterprise-level information security objectives. Read more at https://www.infosys.com/about/esg/governance/information-management.html.
Infosys has a Data Privacy Policy published on the Company's intranet, which demonstrates the Management's commitment to data privacy across all Infosys operations, including those involving service providers. To ensure complete transparency, we provide privacy notices at the data collection point for internal and external data subjects

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers, re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

Infosys has reviewed its cybersecurity posture, technology, and threat landscape to build further fortification and strengthen its cyber defense capabilities. As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network in line with industry best practices.

7. Provide the following information relating to data breaches:

a. Number of instances of data breaches: 0

b. Percentage of data breaches involving personally identifiable information of customers: NA

c. Impact, if any, of the data breaches: NA

**Leadership indicators**

1. Channels / platforms where information on products and services of the Company can be accessed

Refer to https://www.infosys.com/services.html.

2. Steps taken to inform and educate consumers about safe and responsible usage of products and/or services.

Not applicable

3. Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.

Not applicable

4. Does the Company display product information on the product over and above what is mandated as per local laws? Not applicable

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of the entity or the entity as a whole? (Yes / No)

Yes. We carry out surveys to gauge customer satisfaction for our major services. Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients regularly across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey and periodic engagement surveys. The surveys enable us to understand the client's expectations and needs comprehensively and serve as one of the inputs for us when making investment decisions. The survey framework includes a structured questionnaire, and the feedback is collected through a web survey hosted by an independent organization.

# CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Jayesh Sanghrajka, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2026, the Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the Board's report for the year ended March 31, 2026.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's Audit Committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent financial year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the Audit Committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system over financial reporting.

7. We affirm that we have not denied any personnel access to the Audit Committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 23, 2026

Sd/-
**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

Sd/-
**Jayesh Sanghrajka**
*Chief Financial Officer*

# Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2026

Index

# Independent Auditor's Report

To The Members Of Infosys Limited

## Report on the Audit of the Standalone Financial Statements

### Opinion

We have audited the accompanying Standalone Financial Statements of **INFOSYS LIMITED** (the "Company"), which comprise the Balance Sheet as at March 31, 2026, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Standalone Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2026, its profit, and it's other comprehensive income, changes in equity and its cash flows for the year ended on that date.

### Basis for Opinion

We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Financial Statements.

### Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current period. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

| Sr. No. | Key Audit Matter |
|---|---|
| 1 | *Revenue recognition*<br><br>The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.<br><br>In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or service, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.<br><br>Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.<br><br>As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.<br><br>Refer Notes 1.4 and 2.18 to the Standalone Financial Statements. |
| | Auditor's Response |
| | *Principal Audit Procedures Performed included the following:*<br><br>Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:<br><br>• We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.<br>• We selected a sample of contracts with customers and performed the following procedures:<br>– Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.<br>– Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method. |

| Sr. No. | Key Audit Matter |
|---|---|
| 2 | *Revenue recognition - Fixed price contracts using the percentage of completion method*<br><br>Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.<br><br>Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.<br><br>We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.<br><br>This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.<br><br>Refer Notes 1.4 and 2.18 to the Standalone Financial Statements. |
| | Auditor's Response |
| | *Principal Audit Procedures Performed included the following:*<br><br>Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:<br><br>• We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.<br>• We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:<br><br>– Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.<br>– Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.<br>– Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations. |

### Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the Consolidated Financial Statements, Standalone Financial Statements and our auditor's report thereon.

Our opinion on the Standalone Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

### Responsibilities of Management and Board of Directors for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, management and Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Company's Board of Directors are also responsible for overseeing the Company's financial reporting process.

### Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

### Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

   d) In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act.

   e) On the basis of the written representations received from the directors as on March 31, 2026 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164(2) of the Act.

   f) With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Company and the operating effectiveness of such controls, refer to our separate report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls with reference to Standalone Financial Statements.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

      i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements. Refer Note 2.23 to the Standalone Financial Statements.

      ii. The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Standalone Financial Statements. The Company did not have any long-term derivative contracts.

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv. (a) The Management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. As stated in Note 2.12.3 to the Standalone Financial Statements

(a) The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b) The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c) The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi. Based on our examination, which included test checks, the Company has used accounting software systems for maintaining its books of account for the financial year ended March 31, 2026 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of our audit we did not come across any instance of the audit trail feature being tampered with and the audit trail has been preserved by the Company as per the statutory requirements for record retention.

2. As required by the Companies (Auditor's Report) Order, 2020 (the "Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm Registration No. 117366W/W-100018)

**Vikas Bagaria**
*Partner*
(Membership No.060408)
UDIN: 26060408CPRNQV5105

Place: Bengaluru
Date: April 23, 2026

# Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

**Report on the Internal Financial Controls with reference to Standalone Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")**

We have audited the internal financial controls with reference to Standalone Financial Statements of **INFOSYS LIMITED** (the "Company") as of March 31, 2026 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date.

## Management's and Board of Directors' Responsibilities for Internal Financial Controls

The Company's Management and Board of Directors are responsible for establishing and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

## Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to Standalone Financial Statements.

## Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A company's internal financial control with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

## Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial control with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Opinion**

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2026, based on the criteria for internal financial control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm Registration No. 117366W/W-100018)

**Vikas Bagaria**
*Partner*
(Membership No.060408)
UDIN: 26060408CPRNQV5105

Place: Bengaluru
Date: April 23, 2026

# Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i. In respect of the Company's property, plant and equipment, right-of-use assets and intangible assets:

(a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.

(B) The Company has maintained proper records showing full particulars of intangible assets.

(b) The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.

(d) The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.

(e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2026 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii. (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of ₹ 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii. The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:

(a) The Company has not provided any loans or advances in the nature of loans or stood guarantee, or provided security to any other entity during the year, and hence reporting under clause 3(iii)(a) of the Order is not applicable.

(b) In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

(c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally regular as per stipulation.

(d) In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

(e) No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdue of existing loans given to the same parties.

(f) The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv. The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v. The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi. The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2026 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2026 on account of disputes are given below:

| Nature of the statute | Nature of dues | Forum where Dispute is Pending | Financial Period to which the Amount Relates | Amount ₹ crore |
|---|---|---|---|---|
| The Income Tax Act, 1961 | Income Tax | Assessing Officer | 2009-10, 2021-22, 2024-25 | 1,308 |
| | Income Tax | Commissioner (Appeals) | 2010-11,2013-14, 2019-20 to 2024-25 | 423 |
| | Income Tax | Income Tax Appellate Tribunal | 2015-16 and 2021-22 | 1 |
| Customs Act, 1962 | Duty of Custom | Specified Officer of Special Economic Zone | 2008-09 to 2011-12 | 5 |
| Central Excise Act, 1944 | Duty of Excise | Supreme Court [2] | 2005-06 to 2015-16 | 68 |
| | | Customs Excise and Service Tax Appellate Tribunal | 2015-16 | - [4] |
| Goods and Service Tax Act, 2017 | Goods and Services Tax. | Joint Commissioner (Appeals) | 2017-18 to 2022-23, 2024-25 | 239 |
| | | GST Appellate Tribunal | 2017-18 to 2020-21 | 65 |
| | | High Court of Karnataka | 2017-18 and 2020-21 | 21 |
| | | Assessing Officer | 2017-18 to 2021-22 | 1 |
| Sales Tax Act and VAT Laws | Sales Tax | Joint Commissioner (Appeals) [2] | 2006-07 and 2014-15 | - |
| | Sales Tax | Sales Tax Appellate Tribunal | 2007-08 to 2010-11 | 1 |
| | Sales Tax | High Court of Andhra Pradesh | 2007-08 | - [4] |
| Finance Act, 1994 | Service Tax | High Court of Karnataka | 2008-09 | 2 |
| | Service Tax | Customs Excise and Service Tax Appellate Tribunal [2] | 2009-10 to 2010-11, 2012-13 to 2017-18 | 267 |
| The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993 | Panchayat Property Tax | High Court of Karnataka | 2017-18 to 2020-21 | 33 |
| Greater Hyderabad Municipal Corporation Act, 1955 | Trade Licence Fee | Ministry for Information Technology & Municipal Administration & Urban Development | 2021-22 to 2022-23 | 3 |
| UK Finance Act 1998 | Corporation Tax | His Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom [2] | 2014-15 to 2016-17 | 249 |
| Canada Pension Plan, RSC 1985 & Employment Insurance Act S.C. 1996 | Canada Pension Plan & Employment Insurance | Canada Revenue Agency | CY [1] 2019-24 | - [4] |

Footnotes:

(1) CY= Calendar Year.

(2) Stay order has been granted against ₹60 crore disputed which has not been deposited.

(3) Stay order has been granted.

(4) Less than ₹1 crore.

viii. There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix. (a) The Company has not taken any loans or other borrowings from any lender. Hence, reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x. (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi. (a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii. The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii. In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the Standalone Financial Statements as required by the applicable accounting standards.

xiv. (a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv. In our opinion, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. (a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii. There has been no resignation of the statutory auditors of the Company during the year.

xix. On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx. (a) There are no unspent amounts towards Corporate Social Responsibility ("CSR") on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer, i.e., 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm Registration No. 117366W/W-100018)

**Vikas Bagaria**
*Partner*
(Membership No.060408)
UDIN: 26060408CPRNQV5105

Place: Bengaluru
Date: April 23, 2026

# Standalone Balance Sheet

(In ₹ crore)

| Particulars | Note | As at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Assets | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 2.1 | 10,774 | 10,070 |
| Right-of-use assets | 2.3 | 2,851 | 3,078 |
| Capital work-in-progress | 2.4 | 512 | 778 |
| Goodwill | 2.2 | 211 | 211 |
| Other intangible assets | | – | – |
| Financial assets | | | |
| Investments | 2.5 | 26,036 | 27,371 |
| Loans | 2.6 | 5 | 26 |
| Other financial assets | 2.7 | 1,835 | 2,350 |
| Deferred tax assets (net) | 2.17 | 1,347 | 497 |
| Income tax assets (net) | 2.17 | 99 | 1,164 |
| Other non-current assets | 2.10 | 2,590 | 2,223 |
| **Total non-current assets** | | **46,260** | **47,768** |
| **Current assets** | | | |
| Financial assets | | | |
| Investments | 2.5 | 12,039 | 11,147 |
| Trade receivables | 2.8 | 30,337 | 26,413 |
| Cash and cash equivalents | 2.9 | 8,727 | 14,265 |
| Loans | 2.6 | 189 | 207 |
| Other financial assets | 2.7 | 14,770 | 12,569 |
| Income tax assets (net) | 2.17 | 1,745 | 2,949 |
| Other current assets | 2.10 | 12,624 | 9,618 |
| **Total current assets** | | **80,431** | **77,168** |
| **Total assets** | | **1,26,691** | **1,24,936** |

# Standalone Balance Sheet (contd.)

| Particulars | Note | As at March 31, 2026 | As at March 31, 2025 |
|---|---|---|---|
| Equity and liabilities | | | |
| **Equity** | | | |
| Equity share capital | 2.12 | 2,027 | 2,076 |
| Other equity | | 78,847 | 85,256 |
| **Total equity** | | **80,874** | **87,332** |
| **Liabilities** | | | |
| **Non-current liabilities** | | | |
| Financial liabilities | | | |
| Lease liabilities | 2.3 | 2,815 | 2,694 |
| Other financial liabilities | 2.13 | 1,880 | 1,991 |
| Deferred tax liabilities (net) | 2.17 | 990 | 1,062 |
| Other non-current liabilities | 2.15 | 495 | 95 |
| **Total non-current liabilities** | | **6,180** | **5,842** |
| **Current liabilities** | | | |
| Financial liabilities | | | |
| Lease liabilities | 2.3 | 934 | 765 |
| Trade payables | 2.14 | | |
| Total outstanding dues of micro enterprises and small enterprises | | 9 | 8 |
| Total outstanding dues of creditors other than micro enterprises and small enterprises | | 3,530 | 2,720 |
| Other financial liabilities | 2.13 | 16,812 | 14,101 |
| Other current liabilities | 2.15 | 12,478 | 9,159 |
| Provisions | 2.16 | 1,064 | 993 |
| Income tax liabilities (net) | 2.17 | 4,810 | 4,016 |
| **Total current liabilities** | | **39,637** | **31,762** |
| **Total equity and liabilities** | | **1,26,691** | **1,24,936** |

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Standalone Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Revenue from operations | 2.18 | 1,48,819 | 1,36,592 |
| Other income, net | 2.19 | 6,491 | 4,782 |
| **Total income** | | 1,55,310 | 1,41,374 |
| **Expenses** | | | |
| Employee benefit expenses | 2.20 | 73,239 | 67,466 |
| Cost of technical sub-contractors | | 22,388 | 19,353 |
| Travel expenses | | 1,596 | 1,467 |
| Cost of software packages and others | 2.20 | 9,274 | 9,617 |
| Communication expenses | | 419 | 448 |
| Consultancy and professional charges | | 1,846 | 1,245 |
| Depreciation and amortization expenses | 2.1, 2.3 | 2,394 | 2,619 |
| Finance cost | | 207 | 221 |
| Other expenses | 2.20 | 4,044 | 3,497 |
| **Total expenses** | | 1,15,407 | 1,05,933 |
| Profit before exceptional item and tax | | 39,903 | 35,441 |
| **Exceptional item** | | | |
| Impact of Labour Codes | 2.20.1 | 1,146 | – |
| **Profit before tax** | | 38,757 | 35,441 |
| Tax expense: | | | |
| Current tax | 2.17 | 10,459 | 10,836 |
| Deferred tax | 2.17 | (913) | (963) |
| Profit for the year | | 29,211 | 25,568 |

# Standalone Statement of Profit and Loss (contd.)

| Particulars | Note | Year ended March 31, 2026 | Year ended March 31, 2025 |
|---|---|---|---|
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset, net | 2.17 & 2.21 | (285) | (81) |
| Equity instruments through other comprehensive income, net | 2.5 & 2.17 | 397 | 19 |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.11 & 2.17 | (1) | (24) |
| Fair value changes on investments, net | 2.5 & 2.17 | (26) | 191 |
| Total other comprehensive income / (loss), net of tax | | 85 | 105 |
| Total comprehensive income for the year | | 29,296 | 25,673 |
| Earnings per equity share | | | |
| Equity shares of par value ₹5/- each | | | |
| Basic (in ₹ per share) | 2.22 | 70.87 | 61.58 |
| Diluted (in ₹ per share) | 2.22 | 70.78 | 61.46 |
| Weighted average equity shares used in computing earnings per equity share | | | |
| Basic (in shares) | 2.22 | 412,19,31,567 | 415,19,36,905 |
| Diluted (in shares) | 2.22 | 412,70,28,321 | 415,99,05,476 |

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Standalone Statement of Changes in Equity

(In ₹ crore)

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Capital reserve | | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone (SEZ) Re-investment reserve[1] | Equity instruments through other comprehensive income | Effective portion of Cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | Capital reserve | Other reserves[2] | | | | | | | | | | |
| **Balance as at April 1, 2024** | **2,075** | **54** | **2,862** | **169** | **580** | **62,551** | **162** | **913** | **11,787** | **279** | **6** | **(262)** | **81,176** |
| **Changes in equity for the year ended March 31, 2025** | | | | | | | | | | | | | |
| Profit for the year | – | – | – | – | – | 25,568 | – | – | – | – | – | – | 25,568 |
| Remeasurement of the net defined benefit liability / asset, net* | – | – | – | – | – | – | – | – | – | – | – | (81) | (81) |
| Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | 19 | – | – | 19 |
| Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Notes 2.11 and 2.17)* | – | – | – | – | – | – | – | – | – | – | (24) | – | (24) |
| Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | – | – | 191 | 191 |
| **Total comprehensive income for the year** | – | – | – | – | – | **25,568** | – | – | – | **19** | **(24)** | **110** | **25,673** |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | – | – | – | 821 | – | – | (821) | – | – | – | – |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Capital reserve | | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone (SEZ) Re-investment reserve[1] | Equity instruments through other comprehensive income | Effective portion of Cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | Capital reserve | Other reserves[2] | | | | | | | | | | |
| Transferred from Special Economic Zone Re-investment reserve to retained earnings | – | – | – | – | – | 2,999 | – | – | (2,999) | – | – | – | – |
| Transferred to Special Economic Zone Re-investment reserve | – | – | – | – | - | (74) | – | - | 74 | – | – | – | – |
| Transferred on account of exercise of stock options (*Refer to Note 2.12*) | – | – | – | – | 472 | – | - | (472) | – | – | – | – | – |
| Transferred on account of options not exercised | – | – | – | – | – | – | 197 | (197) | – | – | – | – | – |
| Shares issued on exercise of employee stock options (*Refer to Note 2.12*) | 1 | – | – | – | 2 | – | – | – | – | – | – | – | 3 |
| Employee stock compensation expense (*Refer to Note 2.12*) | – | – | – | – | – | – | – | 786 | – | – | – | – | 786 |
| Income tax benefit arising on exercise of stock options (*Refer to Note 2.17*) | – | – | – | – | – | – | – | 39 | – | – | – | – | 39 |
| Dividends | – | – | – | – | – | (20,345) | – | – | – | – | – | – | (20,345) |
| **Balance as at March 31, 2025** | **2,076** | **54** | **2,862** | **169** | **1,054** | **71,520** | **359** | **1,069** | **8,041** | **298** | **(18)** | **(152)** | **87,332** |

# Standalone Statement of Changes in Equity (contd.)

(In ₹ crore)

| Particulars | Equity share capital | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Capital reserve | | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone (SEZ) Re-investment reserve[1] | Equity instruments through other comprehensive income | Effective portion of Cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | Capital reserve | Other reserves[2] | | | | | | | | | | |
| **Balance as at April 1, 2025** | **2,076** | **54** | **2,862** | **169** | **1,054** | **71,520** | **359** | **1,069** | **8,041** | **298** | **(18)** | **(152)** | **87,332** |
| **Changes in equity for the year ended March 31, 2026** | | | | | | | | | | | | | |
| Profit for the year | – | – | – | – | – | 29,211 | – | – | – | – | – | – | 29,211 |
| Remeasurement of the net defined benefit liability / asset, net* | – | – | – | – | – | – | – | – | – | – | – | (285) | (285) |
| Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | 397 | – | – | 397 |
| Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Notes 2.11 and 2.17)* | – | – | – | – | – | – | – | – | – | – | (1) | – | (1) |
| Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | – | – | (26) | (26) |
| **Total comprehensive income for the year** | **–** | **–** | **–** | **–** | **–** | **29,211** | **–** | **–** | **–** | **397** | **(1)** | **(311)** | **29,296** |
| Buyback of equity shares *(Refer to Note 2.12)* | (50) | – | – | – | (1,244) | (16,346) | (360) | – | – | – | – | – | (18,000) |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Capital reserve | | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone (SEZ) Re-investment reserve[1] | Equity instruments through other comprehensive income | Effective portion of Cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | Capital reserve | Other reserves[2] | | | | | | | | | | |
| Transaction cost relating to buyback (*Refer to Note 2.12*) | – | – | – | – | (17) | (27) | – | – | – | – | – | – | (44) |
| Amount transferred to capital redemption reserve upon buyback (*Refer to Note 2.12*) | – | – | – | 50 | – | – | (50) | – | – | – | – | – | – |
| Transferred to Special Economic Zone Re-investment reserve | – | – | – | – | – | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | – | – | – | 1,261 | – | – | (1,261) | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve to retained earnings | – | – | – | – | – | 1,956 | – | – | (1,956) | – | – | – | – |
| Transferred on account of exercise of stock options (*Refer to Note 2.12*) | – | – | – | – | 449 | – | – | (449) | – | – | – | – | – |
| Transferred on account of options not exercised | – | – | – | – | – | – | 63 | (63) | – | – | – | – | – |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Capital reserve | | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone (SEZ) Re-investment reserve[1] | Equity instruments through other comprehensive income | Effective portion of Cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | Capital reserve | Other reserves[2] | | | | | | | | | | |
| Shares issued on exercise of employee stock options *(Refer to Note 2.12)* | 1 | – | – | – | 1 | – | – | – | – | – | – | – | 2 |
| Employee stock compensation expense *(Refer to Note 2.12)* | – | – | – | – | – | – | – | 938 | – | – | – | – | 938 |
| Income tax benefit arising on exercise of stock options *(Refer to Note 2.17)* | – | – | – | – | – | – | – | 44 | – | – | – | – | 44 |
| Dividends | – | – | – | – | – | (18,694) | – | – | – | – | – | – | (18,694) |
| **Balance as at March 31, 2026** | **2,027** | **54** | **2,862** | **219** | **243** | **68,881** | **12** | **1,539** | **4,824** | **695** | **(19)** | **(463)** | **80,874** |

* net of tax

[1] The Special Economic Zone Re-investment reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income Tax Act, 1961.

[2] Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Standalone Statement of Cash Flows

### Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Cash flow from operating activities: | | | |
| Profit for the year | | 29,211 | 25,568 |
| **Adjustments to reconcile net profit to net cash provided by operating activities:** | | | |
| Depreciation and Amortization | 2.1, 2.3 | 2,394 | 2,619 |
| Income tax expense | 2.17 | 9,546 | 9,873 |
| Impairment loss recognized / (reversed) under expected credit loss model | | 71 | (7) |
| Finance cost | | 207 | 221 |
| Interest and dividend income | 2.19 | (4,885) | (3,699) |
| Stock compensation expense | 2.12 | 846 | 712 |
| Provision for post-sale client support | | (191) | (114) |
| Exchange differences on translation of assets and liabilities, net | | 777 | 170 |
| Interest receivable on income tax refund | | (63) | (327) |
| Other adjustments | | 169 | 165 |
| **Changes in assets and liabilities** | | | |
| Trade receivables and unbilled revenue | | (6,018) | (2,994) |
| Loans, other financial assets and other assets | | (3,870) | (1,942) |
| Trade payables | | 812 | 236 |
| Other financial liabilities, other liabilities and provisions | | 6,330 | 3,529 |
| **Cash generated from operations** | | **35,336** | **34,010** |
| Income taxes paid | | (7,172) | (4,601) |
| **Net cash generated by operating activities** | | **28,164** | **29,409** |
| Cash flow from investing activities: | | | |
| Expenditure on property, plant and equipment and intangibles, net of sale proceeds (*Refer to Note 2.1*) | | (2,170) | (1,587) |
| Deposits placed with corporation | | (660) | (1,026) |
| Redemption of deposits placed with corporation | | 459 | 593 |
| Interest and dividend received | | 2,269 | 1,672 |
| Dividend received from subsidiary | | 2,676 | 1,522 |
| Loan given to subsidiaries | | – | (10) |
| Loan repaid by subsidiaries | | 10 | – |
| Payment of contingent consideration pertaining to acquisition of business | | (13) | – |
| Investment in subsidiaries | | (781) | (4,361) |
| Proceeds from sale of investment in subsidiaries | | 4 | – |
| Payment towards acquisition | | – | (184) |
| Other receipts | | – | 2 |

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Payments to acquire investments | | | |
| Mutual fund units | | (67,178) | (66,637) |
| Commercial papers | | (2,875) | (6,058) |
| Certificates of deposit | | (12,665) | (6,138) |
| Tax-free bonds and government bonds | | (126) | – |
| Government Securities | | (2,859) | – |
| Non-convertible debentures | | (3,031) | (3,240) |
| Other investments | | (2) | (25) |
| Proceeds on sale of investments | | | |
| Mutual fund units | | 66,362 | 67,597 |
| Target maturity fund | | 487 | – |
| Commercial papers | | 5,250 | 7,260 |
| Certificates of deposit | | 8,592 | 5,984 |
| Non-convertible debentures | | 3,818 | 2,376 |
| Government securities | | 5,159 | 200 |
| Tax-free bonds and government bonds | | 1,356 | 105 |
| Other investments | | 4 | 12 |
| Escrow and deposits pertaining to buyback | | (1,815) | – |
| Redemption of escrow and other deposits pertaining to buyback | | 1,815 | – |
| **Net cash (used in) / generated from investing activities** | | **4,086** | **(1,943)** |
| Cash flow from financing activities: | | | |
| Payment of lease liabilities | 2.3 | (912) | (859) |
| Shares issued on exercise of employee stock options | | 2 | 3 |
| Other (payments) / receipts | | (125) | (186) |
| Payment of dividends | | (18,694) | (20,337) |
| Buyback of equity shares including transaction cost | | (18,058) | – |
| **Net cash used in financing activities** | | **(37,787)** | **(21,379)** |
| Net increase / (decrease) in cash and cash equivalents | | (5,537) | 6,087 |
| Effect of exchange rate changes on cash and cash equivalents | | (1) | (13) |
| Cash and cash equivalents at the beginning of the year | 2.9 | 14,265 | 8,191 |
| Cash and cash equivalents at the end of the year | 2.9 | **8,727** | **14,265** |
| **Supplementary information:** | | | |
| Restricted cash balance | 2.9 | 52 | 45 |

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Overview and Notes to the Standalone Financial Statements

## 1. Overview

### 1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys' strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The *Standalone financial statements* are approved for issue by the Company's Board of Directors on April 23, 2026.

### 1.2 Basis of preparation of financial statements

These *Standalone Financial Statements* are prepared in accordance with the provisions of the Companies Act, 2013 ("the Act"), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, defined benefit liability / (asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited *Standalone Financial Statements* have been discussed in the respective notes.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

### 1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Standalone Financial Statements*.

### 1.4 Critical accounting estimates and judgments

#### a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between

the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

#### b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (*Refer to Note 2.17*).

#### c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (*Refer to Note 2.1*).

## 2. Notes to the Standalone Financial Statements

### 2.1 Property, plant and equipment

#### Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

| | |
|---|---|
| Building[(1)] | 22-25 years |
| Plant and machinery[(1)] | 5 years |
| Office equipment | 5 years |
| Computer equipment[(1)] | 3-5 years |
| Furniture and fixtures[(1)] | 5 years |
| Vehicles[(1)] | 5 years |
| Leasehold improvements | Lower of useful life of the asset or lease term |

[(1)] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

### Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Land – Freehold | Buildings[1][2] | Plant and machinery[2] | Office equipment[2] | Computer equipment[2] | Furniture and fixtures[2] | Leasehold Improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2025** | **1,477** | **10,621** | **3,238** | **1,423** | **7,917** | **2,126** | **781** | **46** | **27,629** |
| Additions | 27 | 704 | 260 | 116 | 1,218 | 174 | 49 | 1 | 2,549 |
| Deletions**# | (66) | (13) | (24) | (42) | (1,092) | (100) | (40) | (5) | (1,382) |
| **Gross carrying value as at March 31, 2026** | **1,438** | **11,312** | **3,474** | **1,497** | **8,043** | **2,200** | **790** | **42** | **28,796** |
| **Accumulated depreciation as at April 1, 2025** | **–** | **(4,964)** | **(2,888)** | **(1,195)** | **(6,062)** | **(1,796)** | **(611)** | **(43)** | **(17,559)** |
| Depreciation | – | (401) | (161) | (95) | (872) | (142) | (76) | (1) | (1,748) |
| Accumulated depreciation on deletions**# | – | 1 | 24 | 41 | 1,074 | 100 | 40 | 5 | 1,285 |
| **Accumulated depreciation as at March 31, 2026** | **–** | **(5,364)** | **(3,025)** | **(1,249)** | **(5,860)** | **(1,838)** | **(647)** | **(39)** | **(18,022)** |
| **Carrying value as at April 1, 2025** | **1,477** | **5,657** | **350** | **228** | **1,855** | **330** | **170** | **3** | **10,070** |
| **Carrying value as at March 31, 2026** | **1,438** | **5,948** | **449** | **248** | **2,183** | **362** | **143** | **3** | **10,774** |

** During the year ended March 31, 2026, certain assets which were not in use having gross book value of ₹1,022 crore (net book value: ₹ Nil) were retired.

# Proceeds from sale of property, plant and equipment amounted to ₹267 crore for the year ended March 31, 2026.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Land – Freehold | Buildings[1,2] | Plant and machinery[2] | Office equipment[2] | Computer equipment[2] | Furniture and fixtures[2] | Leasehold Improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2024** | **1,430** | **10,679** | **3,214** | **1,370** | **7,379** | **2,160** | **963** | **45** | **27,240** |
| Additions | 47 | 32 | 45 | 97 | 1,013 | 47 | 68 | 2 | 1,351 |
| Deletions*# | – | (90) | (21) | (44) | (475) | (81) | (250) | (1) | (962) |
| **Gross carrying value as at March 31, 2025** | **1,477** | **10,621** | **3,238** | **1,423** | **7,917** | **2,126** | **781** | **46** | **27,629** |
| **Accumulated depreciation as at April 1, 2024** | **–** | **(4,575)** | **(2,732)** | **(1,139)** | **(5,497)** | **(1,709)** | **(733)** | **(42)** | **(16,427)** |
| Depreciation | – | (402) | (176) | (99) | (1,034) | (166) | (125) | (2) | (2,004) |
| Accumulated depreciation on deletions*# | – | 13 | 20 | 43 | 469 | 79 | 247 | 1 | 872 |
| **Accumulated depreciation as at March 31, 2025** | **–** | **(4,964)** | **(2,888)** | **(1,195)** | **(6,062)** | **(1,796)** | **(611)** | **(43)** | **(17,559)** |
| **Carrying value as at April 1, 2024** | **1,430** | **6,104** | **482** | **231** | **1,882** | **451** | **230** | **3** | **10,813** |
| **Carrying value as at March 31, 2025** | **1,477** | **5,657** | **350** | **228** | **1,855** | **330** | **170** | **3** | **10,070** |

* During the year ended March 31, 2025, certain assets which were not in use having gross book value of ₹411 crore (net book value: Nil), were retired.

\# Proceeds from sale of property, plant and equipment amounted to ₹121 crore for the year ended March 31, 2025.

[1] Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

[2] Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Land | 32 | – | 32 |
| | 32 | – | 32 |
| Buildings | 333 | 162 | 171 |
| | 333 | 150 | 183 |
| Plant and machinery | 36 | 35 | 1 |
| | 36 | 34 | 2 |
| Furniture and fixtures | 28 | 26 | 2 |
| | 28 | 25 | 3 |
| Computer equipment | 2 | 2 | – |
| | 2 | 2 | – |
| Leasehold improvement | 40 | 33 | 7 |
| | 40 | 30 | 10 |
| Office equipment[1] | 21 | 20 | 1 |
| | 22 | 20 | 2 |

[1] During the year ended March 31, 2026 and March 31, 2025, certain assets provided on operating lease which were not in use having gross book value of ₹1 crore (net book value: Nil) and ₹2 crore (net book value: Nil), respectively were retired.

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Aggregate depreciation charged on above assets | 18 | 21 |

The rental income from subsidiary in current year is ₹83 crore and in last year, it was ₹75 crore.

## 2.2 Goodwill and other intangible assets

### 2.2.1 Goodwill

The summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Carrying value at the beginning | 211 | 211 |
| Carrying value at the end | 211 | 211 |

The allocation of goodwill to operating segments as at March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Segment | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Financial services | 64 | 64 |
| Retail | 34 | 34 |
| Communication | 28 | 28 |
| Energy, Utilities, Resources and Services | 27 | 27 |
| Manufacturing | 21 | 21 |
| | 174 | 174 |
| Operating segments without significant goodwill | 37 | 37 |
| Total | 211 | 211 |

### 2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically, including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor and overhead costs that are directly attributable to prepare the asset for its intended use.

During the year ended March 31, 2026, the intangible assets having carrying value of zero were derecognized.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Customer-related | Software-related | Trade name-related | Others | Total |
|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2024 | 113 | 54 | 26 | 26 | 219 |
| Deletions | – | – | – | – | – |
| Gross carrying value as at March 31, 2025 | 113 | 54 | 26 | 26 | 219 |
| Accumulated amortization as at April 1, 2024 | (113) | (54) | (26) | (26) | (219) |
| Amortization expense | – | – | – | – | – |
| Accumulated amortization on deletions | – | – | – | – | – |
| Accumulated amortization as at March 31, 2025 | (113) | (54) | (26) | (26) | (219) |
| Carrying value as at March 31, 2025 | – | – | – | – | – |
| Carrying value as at April 1, 2024 | – | – | – | – | – |
| Estimated Useful Life (in years) | – | – | – | – | |
| Estimated Remaining Useful Life (in years) | – | – | – | – | |

Research and Development Expenditure

Research and Development expense recognized in net profit in the Statement of Profit and Loss for the year ended March 31, 2026 and March 31, 2025, are ₹1,093 crore and ₹850 crore, respectively.

### 2.3 Leases

#### Accounting policy

The Company as a lessee

The Company's lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors, such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys' operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognised over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor's net investment in the lease and for operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Category of ROU asset | | | Total |
|---|---|---|---|---|
| | Land | Buildings | Computers | |
| **Balance as at April 1, 2025** | **530** | **2,105** | **443** | **3,078** |
| Additions* | – | 318 | 457 | 775 |
| Deletions | (53) | (22) | (271) | (346) |
| Depreciation | (4) | (420) | (232) | (656) |
| **Balance as at March 31, 2026** | **473** | **1,981** | **397** | **2,851** |

* *Net of adjustments on account of modifications*

The changes in the carrying value of right-of-use assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Category of ROU asset | | | Total |
|---|---|---|---|---|
| | Land | Buildings | Computers | |
| **Balance as at April 1, 2024** | **534** | **2,266** | **503** | **3,303** |
| Additions* | – | 430 | 353 | 783 |
| Deletions | – | (181) | (207) | (388) |
| Depreciation | (4) | (410) | (206) | (620) |
| **Balance as at March 31, 2025** | **530** | **2,105** | **443** | **3,078** |

* *Net of adjustments on account of modifications*

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current lease liabilities | 934 | 765 |
| Non-current lease liabilities | 2,815 | 2,694 |
| **Total** | **3,749** | **3,459** |

The movement in lease liabilities during the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | **3,459** | **3,766** |
| Additions | 762 | 718 |
| Finance cost accrued during the period | 169 | 162 |
| Deletions | (68) | (394) |
| Payment of lease liabilities | (912) | (859) |
| Translation Difference | 339 | 66 |
| **Balance at the end** | **3,749** | **3,459** |

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2026 and March 31, 2025 on an undiscounted basis:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Less than one year | 1,063 | 812 |
| One to five years | 2,555 | 2,152 |
| More than five years | 646 | 990 |
| **Total** | **4,264** | **3,954** |

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹23 crore and ₹19 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

Leases not yet commenced to which the Company is committed to ₹87 crore for a lease term up to 5 years.

The movement in the net investment in lease during the years ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balance at the beginning | 469 | 319 |
| Addition | 325 | 268 |
| Interest income accrued during the period | 23 | 11 |
| Others | 3 | (5) |
| Lease receipts | (245) | (133) |
| Translation difference | 14 | 9 |
| **Balance at the end** | **589** | **469** |

### 2.4 Capital work-in-progress (CWIP)

Changes in capital work-in-progress are as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balance at the beginning | 778 | 277 |
| Additions during the year | 2,256 | 1,805 |
| Capitalized during the year | (2,522) | (1,304) |
| **Balance at the end** | **512** | **778** |

The capital work-in-progress ageing schedule for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Amount in CWIP for a period of | | | | Total |
|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | |
| Projects in progress | 345 | 156 | 10 | 1 | 512 |
| | 540 | 204 | 22 | 12 | 778 |
| **Total capital work-in-progress** | **345** | **156** | **10** | **1** | **512** |
| | **540** | **204** | **22** | **12** | **778** |

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed is given below as of March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | To be completed in | | | | Total |
|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | |
| **Projects in progress** | | | | | |
| BN-SP-SDB | 114 | – | – | – | 114 |
| NO-SZ-SDB | 256 | – | – | – | 256 |
| **Total capital work-in-progress** | **114** | **–** | **–** | **–** | **114** |
| | **256** | **–** | **–** | **–** | **256** |

Project execution plans are formulated based on capacity requirement assessments, and projects are executed accordingly.

## 2.5 Investments

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current investments | | |
| Equity instruments of subsidiaries | 14,507 | 13,724 |
| Redeemable Preference shares of subsidiary | 2,831 | 2,831 |
| Preference securities and equity securities | 743 | 251 |
| Target maturity fund units | – | 465 |
| Others | 59 | 61 |
| Tax-free bonds | 407 | 1,465 |
| Government bonds | – | 14 |
| Non-convertible debentures | 3,279 | 3,320 |
| Government securities | 4,210 | 5,240 |
| **Total non-current investments** | **26,036** | **27,371** |
| Current investments | | |
| Mutual fund units | 2,191 | 1,185 |
| Commercial papers | 1,180 | 3,442 |
| Certificates of deposit | 7,546 | 3,257 |
| Tax-free bonds | – | 154 |
| Government bonds | 101 | – |
| Government securities | 240 | 1,560 |
| Non-convertible debentures | 781 | 1,549 |
| **Total current investments** | **12,039** | **11,147** |
| **Total carrying value** | **38,075** | **38,518** |

(In ₹ crore, except as otherwise stated)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current investments | | |
| **Unquoted** | | |
| **Investment carried at cost** | | |
| Investments in equity instruments of subsidiaries | | |
| Infosys BPM Limited | 662 | 662 |
| 33,828 (33,828) equity shares of ₹10,000/- each, fully paid up | | |
| Infosys Technologies (China) Co. Limited | 369 | 369 |
| Infosys Technologies, S. de R.L. de C.V., Mexico | 65 | 65 |
| 17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up | | |
| Infosys Technologies (Sweden) AB | 76 | 76 |
| 1,000 (1,000) equity shares of SEK 100 par value, fully paid | | |
| Infosys Technologies (Shanghai) Company Limited | 1,010 | 1,010 |
| Infosys Public Services, Inc. | 99 | 99 |
| 3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid | | |
| Infosys Consulting Holding AG | 1,323 | 1,323 |
| 23,350 (23,350) – Class A shares of CHF 1,000 each and | | |
| 26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up | | |
| EdgeVerve Systems Limited | 1,312 | 1,312 |
| 1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10/- each, fully paid up | | |
| Infosys Nova Holdings LLC[#] | 3,308 | 3,017 |
| Infosys Singapore Pte Ltd | 4,821 | 4,327 |
| 2,88,39,411 (2,73,19,411) shares | | |
| Brilliant Basics Holding Limited | 59 | 59 |
| 1,346 (1,346) shares of GBP 0.005 each, fully paid up | | |
| Infosys Arabia Limited | 2 | 2 |
| 70 (70) shares | | |
| Panaya Inc. | 582 | 582 |
| 2 (2) shares of USD 0.01 per share, fully paid up | | |
| Infosys Chile SpA | 7 | 7 |
| 100 (100) shares | | |
| Infosys Luxembourg S.a r.l. | 26 | 26 |
| 30,000 (30,000) shares | | |
| Infosys Austria GmbH | – | – |
| 80,000 (80,000) shares of EUR 1 par value, fully paid up | | |
| Infosys Consulting Brazil | 337 | 337 |
| 27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up | | |
| Infosys Consulting S.R.L. (Romania) | 34 | 34 |
| 99,183 (99,183) shares of RON 100 per share, fully paid up | | |
| Infosys Limited Bulgaria EOOD | 2 | 2 |
| 4,58,000 (4,58,000) shares of EUR 0.51 per share (BGN 1 per share), fully paid up | | |
| Infosys Germany Holdings GmbH | 2 | 2 |
| 25,000 (25,000) shares EUR 1 per share, fully paid up | | |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Infosys Green Forum | 1 | 1 |
| 10,00,000 (10,00,000) shares 10 per share, fully paid up | | |
| Infosys Automotive and Mobility GmbH | 15 | 15 |
| Infosys Turkey Bilgi Teknolojileri Limited Sirketi | 79 | 79 |
| 27,70,326 (27,70,326) share Turkish Liras 100 (100) per share, fully paid up | | |
| Infosys Consulting S.R.L. (Argentina) | – | 2 |
| Nil (2,94,500) shares AR$ 100 per share, fully paid up | | |
| Infosys Business Solutions LLC | 8 | 8 |
| 10,000 (10,000) shares USD 100 per share, fully paid up | | |
| Idunn Information Technology Private Limited | 82 | 82 |
| 3,27,788 (3,27,788) shared ₹10 per share, fully paid up | | |
| InSemi Technology Services Private Limited[2] | 198 | 198 |
| 10,33,440 (10,33,440) shares ₹10 per share, fully paid up | | |
| In-tech Group India Private Limited | 15 | 15 |
| 10,000 (10,000) shares ₹10 per share, fully paid up | | |
| Infosys Services (Thailand) Limited | 13 | 13 |
| 49,99,998 (49,99,998) shares THB 10 per share, fully paid up | | |
| Investments in equity instruments of subsidiaries | | |
| Infosys Singapore Pte Ltd | 2,831 | 2,831 |
| 51,02,00,000 (51,02,00,000 ) shares | | |
| | 17,338 | 16,555 |
| **Investments carried at fair value through profit or loss** | | |
| Target maturity fund units | – | 465 |
| Equity and preference securities | 52 | 25 |
| Others[1] | 59 | 61 |
| | 111 | 551 |
| **Investments carried at fair value through other comprehensive income** | | |
| Preference securities | 628 | 167 |
| Equity securities | 2 | 2 |
| | 630 | 169 |
| **Quoted** | | |
| **Investments carried at amortized cost** | | |
| Tax-free bonds | 407 | 1,465 |
| Government bonds | – | 14 |
| | 407 | 1,479 |
| **Investments carried at fair value through other comprehensive income** | | |
| Non-convertible debentures | 3,279 | 3,320 |
| Equity securities | 61 | 57 |
| Government securities | 4,210 | 5,240 |
| | 7,550 | 8,617 |
| **Total non-current investments** | 26,036 | 27,371 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current investments | | |
| **Unquoted** | | |
| **Investments carried at fair value through profit or loss** | | |
| Mutual fund units | 2,191 | 1,185 |
| | 2,191 | 1,185 |
| **Investments carried at fair value through other comprehensive income** | | |
| Commercial papers | 1,180 | 3,442 |
| Certificates of deposit | 7,546 | 3,257 |
| | 8,726 | 6,699 |
| **Quoted** | | |
| **Investments carried at amortized cost** | | |
| Tax-free bonds | – | 154 |
| Government bonds | 101 | - |
| | 101 | 154 |
| **Investments carried at fair value through other comprehensive income** | | |
| Government securities | 240 | 1,560 |
| Non-convertible debentures | 781 | 1,549 |
| | 1,021 | 3,109 |
| **Total current investments** | **12,039** | **11,147** |
| **Total investments** | **38,075** | **38,518** |
| Aggregate amount of quoted investments | 9,079 | 13,359 |
| Market value of quoted investments (including interest accrued), current | 1,122 | 3,266 |
| Market value of quoted investments (including interest accrued), non-current | 7,981 | 10,269 |
| Aggregate amount of unquoted investments | 28,996 | 25,159 |
| * Aggregate amount of impairment in value of investments | 94 | 94 |
| Reduction in the fair value of assets held for sale | 854 | 854 |
| Investments carried at cost | 17,338 | 16,555 |
| Investments carried at amortized cost | 508 | 1,633 |
| Investments carried at fair value through other comprehensive income | 17,927 | 18,594 |
| Investments carried at fair value through profit or loss | 2,302 | 1,736 |

[3] Uncalled capital commitments outstanding as of March 31, 2026 and March 31, 2025 was ₹23 crore and ₹27 crore, respectively.

[4] On May 10, 2024, Infosys Limited acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of ₹198 crore as on acquisition date, which includes a cash consideration of ₹168 crore and contingent consideration with an estimated fair value of ₹30 crore as on the date of acquisition.

*Refer to Note 2.11* for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In ₹ crore)

| Particulars | Year ended | | | | | |
|---|---|---|---|---|---|---|
| | March 31, 2026 | | | March 31, 2025 | | |
| | Gross | Tax | Net | Gross | Tax | Net |
| **Net Gain / (loss) on** | | | | | | |
| Non-convertible debentures | (14) | 2 | (12) | 52 | (6) | 46 |
| Government securities | 5 | (1) | 4 | 155 | (14) | 141 |
| Commercial Paper | (7) | 2 | (5) | 3 | (1) | 2 |
| Certificates of deposits | (18) | 5 | (13) | 3 | (1) | 2 |
| Equity and preference securities | 464 | (67) | 397 | 20 | (1) | 19 |

### Method of fair valuation :

(In ₹ crore)

| Class of investment | Method | Fair value as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Mutual fund units – carried at fair value through profit or loss | Quoted price | 2,191 | 1,185 |
| Target maturity fund units – carried at fair value through profit or loss | Quoted price | – | 465 |
| Tax-free bonds and government bonds – carried at amortized cost | Quoted price and market observable inputs | 529 | 1,796 |
| Non-convertible debentures – carried at fair value through other comprehensive income | Quoted price and market observable inputs | 4,060 | 4,869 |
| Government securities – carried at fair value through other comprehensive income | Quoted price and market observable inputs | 4,450 | 6,800 |
| Commercial papers – carried at fair value through other comprehensive income | Market observable inputs | 1,180 | 3,442 |
| Certificates of deposit – carried at fair value through other comprehensive income | Market observable inputs | 7,546 | 3,257 |
| Quoted Equity Securities – carried at fair value through other comprehensive income | Quoted price | 61 | 57 |
| Unquoted equity and preference securities – carried at fair value through profit or loss | Discounted cash flows method, Market multiples method, Option pricing model | 630 | 169 |
| Unquoted equity and preference securities – carried at fair value through other comprehensive income | Discounted cash flows method, Market multiples method, Option pricing model | 52 | 25 |
| Others – carried at fair value through profit or loss | Discounted cash flows method, Market multiples method, Option pricing model | 59 | 61 |
| **Total** | | 20,758 | 22,126 |

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

### 2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore, except as otherwise stated)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Preference securities | | |
| Investments carried at fair value through other comprehensive income | | |
| Airviz Inc. | – | – |
| 2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each | | |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Whoop Inc | 576 | 129 |
| 1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each | | |
| Nivetti Systems Private Limited | 52 | 38 |
| 2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1/- each | | |
| Investments carried at fair value through profit or loss | | |
| Galaxeye Space Solutions Private Limited | 23 | 17 |
| 1,210 (1,210) Series A compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up | | |
| 4Basecare Precision Health Private Limited | 29 | 8 |
| 18,850 (18,850) Series A compulsorily convertible cumulative Preference shares of ₹1/- each, fully paid up | | |
| Equity instrument | | |
| Investments carried at fair value through other comprehensive income | | |
| Merasport Technologies Private Limited | – | – |
| 2,420 (2,420) equity shares at ₹8,052/- each, fully paid up, par value ₹10/- each | | |
| Global Innovation and Technology Alliance | 2 | 2 |
| 15,000 (15,000) equity shares at ₹1,000/- each, fully paid up, par value ₹1,000/- each | | |
| Ideaforge Technology Limited | 61 | 57 |
| 16,47,314 (16,47,314) equity shares at ₹10/-, fully paid up | | |
| Investments carried at fair value through profit or loss | | |
| Galaxeye Space Solutions Private Limited | – | – |
| 10 ( 10) equity shares at ₹1,36,080/- each, fully paid up, par value ₹10/- each | | |
| Others investments carried at fair value through profit or loss | | |
| Stellaris Venture Partners India | 51 | 53 |
| Yali Deeptech Fund I | 8 | 8 |
| **Total** | **802** | **312** |

## 2.6 Loans

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Loan to subsidiary[(1)] | – | 10 |
| Loans considered good – Unsecured | | |
| Other loans | | |
| Loans to employees | 5 | 16 |
| | 5 | 26 |
| Current | | |
| Loans credit impaired – Unsecured | | |
| Other loans | | |
| Loans to employees | 189 | 207 |
| **Total current loans** | **189** | **207** |
| **Total loans** | **194** | **233** |
| [(1)] Includes dues from subsidiaries | – | 10 |

## 2.7 Other financial assets

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Security deposits[(1)] | 214 | 205 |
| Unbilled revenues[(1)(2)#] | 1,356 | 1,904 |
| Net investment in lease[(1)] *(Refer to Note 2.3)* | 265 | 241 |
| **Total non-current other financial assets** | **1,835** | **2,350** |
| Current | | |
| Security deposits[(1)] | 10 | 21 |
| Deposits placed with Corporation[(1)*] | 2,918 | 2,716 |
| Unbilled revenues[(1)(2)#] | 7,143 | 5,681 |
| Interest accrued but not due[(1)] | 360 | 739 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Foreign currency forward and options contracts[b][c] | 80 | 171 |
| Net investment in lease[a] *(Refer to Note 2.3)* | 324 | 228 |
| Others[a][d] | 3,935 | 3,013 |
| **Total current other financial assets** | **14,770** | **12,569** |
| **Total other financial assets** | **16,605** | **14,919** |
| [a] Financial assets carried at amortized cost | 16,525 | 14,748 |
| [b] Financial assets carried at fair value through other comprehensive income | 56 | 28 |
| [c] Financial assets carried at fair value through Profit or Loss | 24 | 143 |
| [d] Includes dues from subsidiaries | 3,776 | 2,863 |
| [e] Includes dues from subsidiaries | 145 | 165 |

- Deposits placed with corporation represent restricted deposits to settle employee related obligations as and when they arise during the normal course of business.
- Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

## 2.8 Trade receivables

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current | | |
| Trade receivable considered good – Unsecured[1] | 30,766 | 26,807 |
| *Less:* Allowance for expected credit loss | 429 | 394 |
| Trade Receivable considered good – Unsecured | 30,337 | 26,413 |
| Trade Receivable-credit impaired – Unsecured | 111 | 169 |
| *Less:* Allowance for credit impairment | 111 | 169 |
| Trade Receivable-credit impaired – Unsecured | – | – |
| **Total trade receivables[2]** | **30,337** | **26,413** |
| [1] Includes dues from subsidiaries | 338 | 250 |
| [2] Includes dues from companies where directors are interested | – | – |

Trade receivables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | Not due | Outstanding for following periods from due date of payment | | | | | Total |
|---|---|---|---|---|---|---|---|
| | | Less than 6 months | 6 months to 1 year | 1-2 years | 2-3 years | More than 3 years | |
| Undisputed trade receivables – considered good | 24,748 | 5,990 | 17 | 7 | 2 | 2 | 30,766 |
| | 20,082 | 6,458 | 80 | 150 | 31 | 6 | 26,807 |
| Undisputed trade receivables – credit impaired | – | 2 | 13 | 12 | 4 | 62 | 93 |
| | – | 5 | 4 | 2 | 5 | 87 | 103 |
| Disputed trade receivables – considered good | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – |
| Disputed trade receivables – credit impaired | – | – | – | – | 3 | 15 | 18 |
| | – | – | – | 42 | 23 | 1 | 66 |
| | 24,748 | 5,992 | 30 | 19 | 9 | 79 | 30,877 |
| | 20,082 | 6,463 | 84 | 194 | 59 | 94 | 26,976 |
| *Less:* Allowance for credit loss | | | | | | | 540 |
| | | | | | | | 563 |
| **Total trade receivables** | | | | | | | **30,337** |
| | | | | | | | **26,413** |

## 2.9 Cash and cash equivalents

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balances with banks | | |
| In current and deposit accounts | 8,727 | 14,265 |
| Cash on hand | – | – |
| **Total cash and cash equivalents** | **8,727** | **14,265** |
| Balances with banks in unpaid dividend accounts | 45 | 45 |
| Deposit with more than 12 months maturity | – | – |

Cash and cash equivalents as at March 31, 2026 and March 31, 2025 include restricted cash and bank balances of ₹52 crore and ₹45 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

## 2.10 Other assets

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Capital advances | 154 | 206 |
| Advances other than capital advances | | |
| Others | | |
| Prepaid expenses | 510 | 154 |
| Defined benefit plan assets *(Refer to Note 2.21)* | 168 | 257 |
| Deferred contract cost | | |
| Cost of obtaining a contract | 301 | 299 |
| Cost of fulfillment | 590 | 676 |
| Unbilled revenues[2] | 274 | 119 |
| Withholding taxes and others[3] | 593 | 512 |
| **Total non-current other assets** | **2,590** | **2,223** |
| Current | | |
| Advances other than capital advances | | |
| Payment to vendors for supply of goods | 408 | 373 |
| Others | | |
| Prepaid expenses[1] | 3,229 | 2,003 |
| Unbilled revenues[2] | 4,933 | 4,284 |
| Deferred contract cost | | |
| Cost of obtaining a contract | 226 | 212 |
| Cost of fulfillment | 472 | 428 |
| Withholding taxes and others[3] | 3,329 | 2,309 |
| Other receivables[1] | 27 | 9 |
| **Total current other assets** | **12,624** | **9,618** |
| **Total other assets** | **15,214** | **11,841** |
| [1] Includes dues from subsidiaries | 141 | 151 |

[2] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

[3] Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

## 2.11 Financial instruments

### Accounting policy

### 2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

### 2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

#### (iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

#### (v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

#### b. Derivative financial instruments

The Company holds derivative financial instruments, such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

#### (i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

#### (ii) Cash flow hedge

Primarily the Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

### 2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

### 2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

### 2.11.5 Impairment

The Company recognizes loss allowances using the Expected Credit Loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Statement of Profit and Loss.

### Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2026 were as follows:

(In ₹ crore)

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets: | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.9)* | 8,727 | – | – | – | – | 8,727 | 8,727 |
| Investments *(Refer to Note 2.5)* | | | | | | | |
| Preference securities, Equity securities and others | – | 52 | 59 | 691 | – | 802 | 802 |
| Tax-free bonds and government bonds | 508 | – | – | – | – | 508 | 529[1] |
| Mutual fund units | – | – | 2,191 | – | – | 2,191 | 2,191 |
| Commercial papers | – | – | – | – | 1,180 | 1,180 | 1,180 |
| Certificates of deposit | – | – | – | – | 7,546 | 7,546 | 7,546 |
| Non-convertible debentures | – | – | – | – | 4,060 | 4,060 | 4,060 |
| Government securities | – | – | – | – | 4,450 | 4,450 | 4,450 |
| Trade receivables *(Refer to Note 2.8)* | 30,337 | – | – | – | – | 30,337 | 30,337 |
| Loans *(Refer to Note 2.6)* | 194 | – | – | – | – | 194 | 194 |
| Other financial assets *(Refer to Note 2.7)*[2] | 16,525 | – | 24 | – | 56 | 16,605 | 16,585[2] |
| **Total** | **56,291** | **52** | **2,274** | **691** | **17,292** | **76,600** | **76,601** |
| Liabilities: | | | | | | | |
| Trade payables *(Refer to Note 2.14)* | 3,539 | – | – | – | – | 3,539 | 3,539 |
| Lease liabilities *(Refer to Note 2.3)* | 3,749 | – | – | – | – | 3,749 | 3,749 |
| Other financial liabilities *(Refer to Note 2.13)* | 15,306 | – | 512 | – | 55 | 15,873 | 15,873 |
| **Total** | **22,594** | **–** | **512** | **–** | **55** | **23,161** | **23,161** |

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹20 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In ₹ crore)

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets: | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.9)* | 14,265 | – | – | – | – | 14,265 | 14,265 |
| Investments *(Refer to Note 2.5)* | | | | | | | |
| Preference securities, Equity securities and others | – | 25 | 61 | 226 | – | 312 | 312 |
| Tax-free bonds and government bonds | 1,633 | – | – | – | – | 1,633 | 1,796[1] |
| Target maturity fund units | – | – | 465 | – | – | 465 | 465 |

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Mutual fund units | – | – | 1,185 | – | – | 1,185 | 1,185 |
| Commercial papers | – | – | – | – | 3,442 | 3,442 | 3,442 |
| Certificates of deposit | – | – | – | – | 3,257 | 3,257 | 3,257 |
| Non-convertible debentures | – | – | – | – | 4,869 | 4,869 | 4,869 |
| Government securities | – | – | – | – | 6,800 | 6,800 | 6,800 |
| Trade receivables *(Refer to Note 2.8)* | 26,413 | – | – | – | – | 26,413 | 26,413 |
| Loans *(Refer to Note 2.6)* | 233 | – | – | – | – | 233 | 233 |
| Other financial assets *(Refer to Note 2.7)*[1] | 14,748 | – | 143 | – | 28 | 14,919 | 14,839[2] |
| **Total** | **57,292** | **25** | **1,854** | **226** | **18,396** | **77,793** | **77,876** |
| Liabilities: | | | | | | | |
| Trade payables *(Refer to Note 2.14)* | 2,728 | – | – | – | – | 2,728 | 2,728 |
| Lease Liabilities *(Refer to Note 2.3)* | 3,459 | – | – | – | – | 3,459 | 3,459 |
| Other financial liabilities *(Refer to Note 2.13)* | 13,593 | – | 54 | – | 33 | 13,680 | 13,680 |
| **Total** | **19,780** | **–** | **54** | **–** | **33** | **19,867** | **19,867** |

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

### Fair value hierarchy

**Level 1** – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

**Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

**Level 3** – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | As at March 31, 2026 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments *(Refer to Note 2.5)* | | | | |
| Investments in tax-free bonds | 428 | 428 | – | – |
| Investments in government bonds | 101 | 101 | – | – |
| Investments in mutual fund units | 2,191 | 2,191 | – | – |
| Investments in certificates of deposit | 7,546 | – | 7,546 | – |
| Investments in commercial papers | 1,180 | – | 1,180 | – |
| Investments in non-convertible debentures | 4,060 | 3,572 | 488 | – |
| Investments in government securities | 4,450 | 4,282 | 168 | – |
| Investments in equity securities | 63 | 61 | – | 2 |

| Particulars | As at March 31, 2026 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Investments in preference securities | 680 | – | – | 680 |
| Other investments | 59 | – | – | 59 |
| Others | | | | |
| Derivative financial instruments – gain *(Refer to Note 2.7)* | 80 | – | 80 | – |
| Liabilities | | | | |
| Derivative financial instruments – loss *(Refer to Note 2.13)* | 547 | – | 547 | – |
| Liability towards contingent consideration *(Refer to Note 2.12)*[(1)] | 20 | – | – | 20 |

(1) Discount rate-6%

During the year ended March 31, 2026, tax-free bonds of ₹57 crore and government securities ₹36 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of ₹487 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In ₹ crore)

| Particulars | As at March 31, 2025 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments *(Refer to Note 2.5)* | | | | |
| Investments in tax-free bonds | 1,781 | 1,227 | 554 | – |
| Investments in target maturity fund units | 465 | 465 | – | – |
| Investments in government bonds | 15 | 15 | – | – |
| Investments in mutual fund units | 1,185 | 1,185 | – | – |
| Investments in certificates of deposit | 3,257 | – | 3,257 | – |
| Investments in commercial papers | 3,442 | – | 3,442 | – |
| Investments in non-convertible debentures | 4,869 | 4,869 | – | – |
| Investments in government securities | 6,800 | 6,763 | 37 | – |
| Investments in equity securities | 59 | 57 | – | 2 |
| Investments in preference securities | 192 | – | – | 192 |
| Other investments | 61 | – | – | 61 |
| Others | | | | |
| Derivative financial instruments – gain *(Refer to Note 2.7)* | 171 | – | 171 | – |
| Liabilities | | | | |
| Derivative financial instruments – loss *(Refer to Note 2.13)* | 56 | – | 56 | – |
| *Liability towards contingent consideration (Refer to note 2.13)*[(1)] | 31 | – | – | 31 |

(1) Discount rate-6%

During the year ended March 31, 2025, government securities and non-convertible debentures of ₹36 crore and ₹261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, tax-free bond of ₹554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria, including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

The movement of assets and liabilities valued using level 3 inputs for the year ended March 31, 2026 and March 31, 2025 is as follows:

i) Investments

(In ₹ crore)

| Particulars | Year ended March 31 | | | Year ended March 31 | | |
|---|---|---|---|---|---|---|
| | 2026 | | | 2025 | | |
| | Equity | Preference | Others | Equity | Preference | Others |
| Balance at the beginning | 2 | 192 | 61 | 2 | 91 | 84 |
| Purchase of investments | – | – | 2 | – | 25 | 8 |
| Fair value gain / (loss) recognised through other comprehensive income | – | 443 | – | – | 75 | – |
| Fair value gain / (loss) recognised through profit and loss | – | 28 | – | – | – | (20) |
| Sale of investments | – | – | (4) | – | – | (11) |
| Translation difference | – | 17 | – | – | 1 | – |
| **Balance at the end** | **2** | **680** | **59** | **2** | **192** | **61** |

ii) Liability towards contingent consideration

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | **31** | – |
| Addition due to business combination (*Refer to Note 2.5*) | – | 30 |
| Finance cost | 2 | 1 |
| Payments | (13) | – |
| Translation difference | – | – |
| **Balance at the end** | **20** | **31** |

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact on the fair values of level 3 financial instruments.

## Financial risk management

### Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

### Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Company is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | U.S. dollars | Euro | United Kingdom Pound Sterling | Australian dollars | Other currencies | Total |
|---|---|---|---|---|---|---|
| Net financial assets | 25,934 | 10,443 | 2,074 | 1,679 | 3,507 | 43,637 |
| Net financial liabilities | (12,788) | (2,725) | (1,266) | (794) | (1,097) | (18,670) |
| **Total** | **13,146** | **7,718** | **808** | **885** | **2,410** | **24,967** |

The foreign currency risk from financial assets and liabilities as at March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | US Dollar | Euro | United Kingdom Pound Sterling | Australian Dollar | Other currencies | Total |
|---|---|---|---|---|---|---|
| Net financial assets | 24,242 | 9,143 | 1,943 | 1,322 | 2,842 | 39,492 |
| Net financial liabilities | (11,234) | (2,132) | (977) | (690) | (997) | (16,030) |
| **Total** | **13,008** | **7,011** | **966** | **632** | **1,845** | **23,462** |

## Sensitivity analysis between Indian Rupee and US Dollar

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Impact on the Company's incremental operating margins | 0.47% | 0.46% |

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

## Derivative financial instruments

The Company primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

| Particulars | As at March 31, | | | |
|---|---|---|---|---|
| | 2026 | | 2025 | |
| | In million | In ₹ crore | In million | In ₹ crore |
| Derivatives designated as cash flow hedges | | | | |
| **Forward contracts** | | | | |
| In Swiss Franc | – | – | 53 | 513 |
| **Option Contracts** | | | | |
| In Euro | 417 | 4,546 | 341 | 3,140 |
| In Australian Dollar | 87 | 566 | 93 | 500 |
| In Swiss Franc | 26 | 303 | – | – |
| In United Kingdom Pound Sterling | 18 | 230 | 17 | 188 |
| Other derivatives | | | | |
| **Forward contracts** | | | | |
| In US Dollar | 1,359 | 12,886 | 1,098 | 9,386 |
| In Euro | 787 | 8,584 | 652 | 6,009 |
| In Singapore Dollar | 149 | 1,093 | 133 | 849 |

| Particulars | As at March 31, | | | |
|---|---|---|---|---|
| | 2026 | | 2025 | |
| | In million | In ₹ crore | In million | In ₹ crore |
| In Swiss Franc | 70 | 837 | 51 | 495 |
| In United Kingdom Pound Sterling | 41 | 510 | 26 | 284 |
| In Australian dollars | 58 | 377 | 24 | 126 |
| In Norwegian Krone | 300 | 291 | 167 | 136 |
| In Hongkong dollar | 106 | 128 | 40 | 44 |
| In New Zealand dollars | 22 | 122 | 37 | 181 |
| In South African rand | 152 | 84 | – | – |
| In Danish Krone | 50 | 73 | 152 | 188 |
| In Hungarian Forint | 2,280 | 64 | 2,000 | 44 |
| In Canadian dollars | 3 | 17 | – | – |
| **Option contracts** | | | | |
| In US Dollar | 685 | 6,499 | 796 | 6,800 |
| In Euro | 48 | 523 | 179 | 1,648 |
| In Australian Dollar | 25 | 163 | 11 | 57 |
| In United Kingdom Pound Sterling | 10 | 125 | – | – |
| **Total forwards and option contracts** | | **38,021** | | **30,588** |

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Not later than one month | 19,944 | 14,515 |
| Later than one month and not later than three months | 17,034 | 15,175 |
| Later than three months and not later than one year | 1,043 | 898 |
| **Total** | **38,021** | **30,588** |

During the year ended March 31, 2026 and March 31, 2025, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2026, are expected to occur and reclassified to Statement of Profit and Loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Gain / (Loss)** | | |
| Balance at the beginning of the year | (18) | 6 |
| Gain / (Loss) recognized in other comprehensive income during the year | (306) | (5) |
| Amount reclassified to profit and loss during the year | 304 | (27) |
| Tax impact on above | 1 | 8 |
| **Balance at the end of the year** | **(19)** | **(18)** |

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

| Particulars | As at March 31 | | | |
|---|---|---|---|---|
| | 2026 | | 2025 | |
| | Derivative financial asset | Derivative financial liability | Derivative financial asset | Derivative financial liability |
| Gross amount of recognized financial asset / liability | 175 | (642) | 226 | (111) |
| Amount set off | (95) | 95 | (55) | 55 |
| **Net amount presented in Balance Sheet** | **80** | **(547)** | **171** | **(56)** |

## Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹30,337 crore and ₹26,413 crore as at March 31, 2026 and March 31, 2025, respectively and unbilled revenue amounting to ₹13,706 crore and ₹11,988 crore as at March 31, 2026 and March 31, 2025, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top five customers and top ten customers are as follows:

(In %)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Revenue from top five customers | 12.7 | 12.0 |
| Revenue from top ten customers | 20.5 | 19.9 |

## Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2026 and March 31, 2025 is ₹113 crore and ₹63 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balance at the beginning | 702 | 721 |
| Impairment loss recognized / (reversed), net | 113 | 63 |
| Amounts written off | (165) | (69) |
| Translation differences | 71 | (13) |
| **Balance at the end** | **721** | **702** |

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

**Credit exposure**

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Trade receivables | 30,337 | 26,413 |
| Unbilled revenues | 13,706 | 11,988 |

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically, and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

The investments of the Company primarily include investment in mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Company invests after considering counterparty risks based on multiple criteria, including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

### Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2026, the Company had a working capital of ₹40,794 crore, including cash and cash equivalents of ₹8,727 crore and current investments of ₹12,039 crore. As at March 31, 2025, the Company had a working capital of ₹45,406 crore, including cash and cash equivalents of ₹14,265 crore and current investments of ₹11,147 crore.

As at March 31, 2026 and March 31, 2025, the outstanding compensated absences were 2,819 crore and 2,412 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

*Refer to Note 2.3* for remaining contractual maturities of lease liabilities.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 3,539 | – | – | – | 3,539 |
| Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)* | 13,531 | 1,582 | 191 | 2 | 15,306 |
| Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)* | 20 | – | – | – | 20 |

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 2,728 | – | – | – | 2,728 |
| Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)* | 11,712 | 1,732 | 138 | 11 | 13,593 |
| Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)* | 11 | 20 | – | – | 31 |

## 2.12 Equity

### Accounting policy

#### Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

### Description of reserves

#### Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

#### Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

#### Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

#### Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

#### Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Section 10AA (2) of the Income Tax Act, 1961.

### Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

### Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

## 2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Authorized | | |
| Equity shares, ₹5/- par value | | |
| 4,80,00,00,000 (4,80,00,00,000) equity shares | 2,400 | 2,400 |
| Issued, Subscribed and Paid-Up | | |
| Equity shares, ₹5/- par value[(1)] | 2,027 | 2,076 |
| 4,05,55,91,723 (4,15,32,63,455) equity shares fully paid-up | | |
| | 2,027 | 2,076 |

[(1)] *Refer to Note 2.22* for details of basic and diluted shares

Forfeited shares amounted to ₹1,500/- (₹1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, *Refer to Note* below.

## In the period of five years immediately preceding March 31, 2026:

### Buyback

In the period of five years immediately preceding March 31, 2026, the Company had purchased and extinguished a total of 21,62,33,685 fully paid-up equity shares of face value ₹5/- each from the stock exchange. The Company has only one class of equity shares.

### Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and / or share buyback / special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

### Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount of ₹18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of ₹1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025, and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025, and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of ₹18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of ₹50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

### 2.12.2 Shareholding of promoter

The details of shares held by promoters as at March 31, 2026 and the change during the year ended March 31, 2026:

| Promoter name | No. of shares | % of total shares | % change during the year |
|---|---|---|---|
| Sudha Gopalakrishnan | 9,53,57,000 | 2.35 | – |
| Rohan Murty | 6,08,12,892 | 1.50 | – |
| S. Gopalakrishnan | 3,18,53,808 | 0.79 | – |
| Nandan M. Nilekani | 4,07,83,162 | 1.01 | – |
| Akshata Murty | 3,89,57,096 | 0.96 | – |
| Asha Dinesh | 3,85,79,304 | 0.95 | – |
| Sudha N. Murty | 3,45,50,626 | 0.85 | – |
| Rohini Nilekani | 3,43,35,092 | 0.85 | – |
| Dinesh Krishnaswamy | 3,24,79,590 | 0.80 | – |
| Shreyas Shibulal | 1,79,37,000 | 0.44 | (10.00) |
| N. R. Narayana Murthy | 1,51,45,638 | 0.37 | – |
| Nihar Nilekani | 1,26,77,752 | 0.31 | – |
| Janhavi Nilekani | 85,89,721 | 0.21 | – |
| Kumari Shibulal | 49,45,935 | 0.12 | – |
| Deeksha Dinesh | 76,46,684 | 0.19 | – |
| Divya Dinesh | 76,46,684 | 0.19 | – |
| Meghana Gopalakrishnan | 1,48,34,928 | 0.37 | – |
| Shruti Shibulal | 87,05,651 | 0.21 | – |
| S. D. Shibulal | 52,08,673 | 0.13 | – |
| **Promoters Group** | | | |
| Ekagrah Rohan Murty | 15,00,000 | 0.04 | – |
| Gaurav Manchanda | 57,73,233 | 0.14 | – |
| Milan Shibulal Manchanda | 61,06,302 | 0.15 | – |
| Nikita Shibulal Manchanda | 61,06,302 | 0.15 | – |
| Bhairavi Madhusudhan Shibulal | 48,85,500 | 0.12 | (9.99) |
| Shray Chandra | 7,19,424 | 0.02 | – |
| Tanush Nilekani Chandra | 33,56,017 | 0.08 | – |

### 2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(In ₹)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Interim dividend for fiscal 2026 | 23.00 | – |
| Final dividend for fiscal 2025 | 22.00 | – |
| Interim dividend for fiscal 2025 | – | 21.00 |
| Special dividend for fiscal 2024 | – | 8.00 |
| Final dividend for fiscal 2024 | – | 20.00 |

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of ₹18,694 crore.

The Board of Directors in their meeting held on April 23, 2026, recommended a final dividend of ₹25/- per equity share for the financial year ended March 31, 2026. The payment is subject to approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026, and if approved, would result in a net cash outflow of approximately ₹10,139 crore.

The details of shareholders holding more than 5% shares as at March 31, 2026 and March 31, 2025 are as follows:

| Name of the shareholder | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | Number of shares | % held | Number of shares | % held |
| Deutsche Bank Trust Company Americas (Depository of ADR's – legal ownership) | 30,50,54,064 | 7.52 | 43,98,60,715 | 10.59 |
| Life Insurance Corporation of India | 43,27,82,872 | 10.67 | 38,81,12,531 | 9.34 |

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore, except as stated otherwise)

| Name of the shareholder | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount |
| **As at the beginning of the period** | 4,15,32,63,455 | 2,076 | 4,15,08,67,464 | 2,075 |
| *Add: Shares issued on exercise of employee stock options* | 23,28,268 | 1 | 23,95,991 | 1 |
| Less: Shares bought back | 10,00,00,000 | 50 | – | – |
| **As at the end of the period** | 4,05,55,91,723 | 2,027 | 4,15,32,63,455 | 2,076 |

#### 2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

Controlled trust holds 86,50,911 and 96,55,927 shares as at March 31, 2026 and March 31, 2025, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2026 and March 31, 2025.

The summary of grants during the year ended March 31, 2026 and March 31, 2025 is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **2015 Plan: RSU** | | |
| Equity settled RSUs | | |
| Key Management Personnel (KMP) | 3,77,609 | 3,80,842 |
| Employees other than KMP | 22,54,341 | 18,74,690 |
| | **26,31,950** | **22,55,532** |
| Cash settled RSUs | | |
| Key Management Personnel (KMP) | – | – |
| Employees other than KMP | 1,19,800 | 94,050 |
| | **1,19,800** | **94,050** |
| **2015 Plan: Employee Stock Options (ESOPs)** | | |
| Equity settled RSUs | | |
| Key Management Personnel (KMP) | 2,37,370 | – |
| Employees other than KMP | 54,12,790 | – |
| | **56,50,160** | – |
| Cash settled RSUs | | |
| Key Management Personnel (KMP) | – | – |
| Employees other than KMP | 1,08,180 | – |
| | **1,08,180** | – |
| **Total Grants under 2015 Plan** | **85,10,090** | **23,49,582** |
| **2019 Plan: RSU** | | |
| Equity settled RSUs | | |
| Key Management Personnel (KMP) | 1,26,966 | 1,19,699 |
| Employees other than KMP | 44,22,390 | 36,24,646 |
| | **45,49,356** | **37,44,345** |
| **Total Grants under 2019 Plan** | **45,49,356** | **37,44,345** |

**Notes on grants to KMP:**

CEO & MD

Under the 2015 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

- 2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore. These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026, for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027, have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance-based RSUs were granted effective May 2, 2025.

## Other KMP

Under the 2015 Plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 2,37,370 ESOPs to Other KMP under the 2015 Plan. These ESOPs will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time based RSUs to Other KMPs under the 2015 Plan. Time-based RSUs will vest over four years.

Under the 2019 Plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 60,600 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Granted to: | | |
| KMP | 70 | 70 |
| Employees other than KMP | 776 | 642 |
| **Total**[1] | **846** | **712** |
| [1] Cash-settled stock compensation expense included in the above | 5 | 8 |

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2026 and March 31, 2025 is as follows:

| Particulars | Year ended March 31, 2026 | | Year ended March 31, 2025 | |
|---|---|---|---|---|
| | Shares arising out of options | Weighted average exercise price (₹) | Shares arising out of options | Weighted average exercise price (₹) |
| 2015 Plan: RSUs | | | | |
| Outstanding at the beginning | 72,59,464 | 5.00 | 80,76,058 | 5.00 |
| Granted | 26,31,950 | 5.00 | 22,55,532 | 5.00 |
| Exercised | 18,65,144 | 5.00 | 20,80,865 | 5.00 |
| Forfeited and expired | 6,46,821 | 5.00 | 9,91,261 | 5.00 |
| **Outstanding at the end** | **73,79,449** | **5.00** | **72,59,464** | **5.00** |
| Exercisable at the end | 10,43,401 | 4.98 | 6,29,138 | 4.97 |
| 2015 Plan: Employee Stock Options (ESOPs) | | | | |
| Outstanding at the beginning | 17,554 | 499 | 82,050 | 551 |
| Granted | 56,50,160 | 1,580 | – | – |
| Exercised | 14,728 | 499 | 61,672 | 573 |

| Particulars | Year ended March 31, 2026 | | Year ended March 31, 2025 | |
|---|---|---|---|---|
| | Shares arising out of options | Weighted average exercise price (₹) | Shares arising out of options | Weighted average exercise price (₹) |
| Forfeited and expired | 2,91,820 | 1,586 | 2,824 | 499 |
| **Outstanding at the end** | **53,61,166** | **1,663** | **17,554** | **499** |
| Exercisable at the end | 28,096 | 1,448 | 17,554 | 499 |
| 2019 Plan: RSUs | | | | |
| Outstanding at the beginning | 80,72,635 | 5.00 | 80,23,855 | 5.00 |
| Granted | 45,49,356 | 5.00 | 37,44,345 | 5.00 |
| Exercised | 14,53,412 | 5.00 | 15,14,356 | 5.00 |
| Forfeited and expired | 7,45,697 | 5.00 | 21,81,209 | 5.00 |
| **Outstanding at the end** | **1,04,22,882** | **5.00** | **80,72,635** | **5.00** |
| Exercisable at the end | 23,53,433 | 5.00 | 7,70,321 | 5.00 |

The weighted average share price of option exercised is as follows:

(In ₹)

| Particulars | 2019 Plan | | 2015 Plan | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Weighted average share price of options exercised | 1,471 | 1,587 | 1,488 | 1,601 |

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2026 is as follows:

| Range of exercise prices per share (₹) | 2019 Plan – Options outstanding | | | 2015 Plan – Options outstanding | | |
|---|---|---|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 0 - 5 (RSU) | 1,04,22,882 | 1.19 | 5.00 | 73,79,449 | 1.37 | 5.00 |
| 490 - 1,700 (ESOP) | – | – | – | 53,61,166 | 7.17 | 1,663 |

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2025 was as follows:

| Range of exercise prices per share (₹) | 2019 Plan – Options outstanding | | | 2015 Plan – Options outstanding | | |
|---|---|---|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 0 - 5 (RSU) | 80,72,635 | 1.23 | 5.00 | 72,59,464 | 1.51 | 5.00 |
| 450 - 640 (ESOP) | – | – | – | 17,554 | 0.58 | 499 |

As at March 31, 2026 and March 31, 2025, 3,87,949 and 2,88,384 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was ₹5 crore and ₹8 crore as at March 31, 2026 and March 31, 2025, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

| Particulars | For options granted in | | | | | |
|---|---|---|---|---|---|---|
| | Fiscal 2026-Equity Shares-RSU | Fiscal 2026-ADS-RSU | Fiscal 2026-Equity Shares-ESOP | Fiscal 2026-ADS-ESOP | Fiscal 2025-Equity Shares-RSU | Fiscal 2025-ADS-RSU |
| Weighted average share price (₹) / ($ ADS) | 1,641 | 17.55 | 1,554 | 17.93 | 1,808 | 21.44 |
| Exercise price (₹) / ($ ADS) | 5.00 | 0.10 | 1,554 | 17.93 | 5.00 | 0.07 |
| Expected volatility (%) | 23-26 | 25-29 | 25-28 | 26-30 | 21-26 | 23-28 |
| Expected life of the option (years) | 1-4 | 1-4 | 3-7 | 3-7 | 1-4 | 1-4 |
| Expected dividends (%) | 2-3 | 2-3 | 2-3 | 2-3 | 2-3 | 2-3 |
| Risk-free interest rate (%) | 6 | 4 | 6 | 4 | 7 | 4-5 |
| Weighted average fair value as on grant date (₹) / ($ ADS) | 1,331 | 14.16 | 390 | 4.09 | 1,555 | 18.20 |

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

## 2.13 Other financial liabilities

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Others | | |
| Compensated absences | 105 | 90 |
| Accrued compensation to employees [1] | 3 | 5 |
| Accrued expenses [1] | 1,709 | 1,876 |
| Payable for acquisition of business - Contingent consideration [2] | - | 20 |
| Other payables [1] | 63 | - |
| **Total non-current other financial liabilities** | **1,880** | **1,991** |
| Current | | |
| Unpaid dividends [1] | 45 | 45 |
| Others | | |
| Accrued compensation to employees [1] | 4,365 | 3,781 |
| Accrued expenses [1][4] | 7,423 | 6,210 |
| Capital creditors [1] | 254 | 470 |
| Compensated absences | 2,714 | 2,322 |
| Payable for acquisition of business - Contingent consideration [2] | 20 | 11 |
| Other payables [1][5] | 1,444 | 1,206 |
| Foreign currency forward and options contracts [2][3] | 547 | 56 |
| **Total current other financial liabilities** | **16,812** | **14,101** |
| **Total other financial liabilities** | **18,692** | **16,092** |
| [1] Financial liability carried at amortized cost | 15,306 | 13,593 |
| [2] Financial liability carried at fair value through profit or loss | 512 | 54 |
| [3] Financial liability carried at fair value through other comprehensive income | 55 | 33 |
| [4] Includes dues to subsidiaries | 60 | 56 |
| [5] Includes dues to subsidiaries | 1,232 | 669 |
| Financial liability towards contingent consideration on an undiscounted basis | 20 | 33 |

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third-party software and hardware.

## 2.14 Trade payables

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Outstanding dues of micro enterprises and small enterprises (MSME) | 9 | 8 |
| Outstanding dues of creditors other than micro enterprises and small enterprises[(1)] | 3,530 | 2,720 |
| **Total trade payables** | **3,539** | **2,728** |
| [(1)] Includes dues to subsidiaries | 1,079 | 900 |

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company.

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Amount remaining unpaid : | | |
| Principal | 9 | 8 |
| Interest | - | - |
| Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day | 19 | 9 |
| Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006; | - | - |
| Interest accrued and remaining unpaid at the end of the year | - | - |
| Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under section 23 of MSMED Act, 2006. | - | - |

Trade payables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Not due | Outstanding for following periods from due date of payment | | | | Total |
|---|---|---|---|---|---|---|
| | | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | |
| Outstanding dues to MSME | 9 | - | - | - | - | 9 |
| | 8 | - | - | - | - | 8 |
| Others | 3,429 | 101 | - | - | - | 3,530 |
| | 1,557 | 1,163 | - | - | - | 2,720 |
| Total trade payables | 3,438 | 101 | - | - | - | 3,539 |
| | **1,565** | **1,163** | - | - | - | **2,728** |

**Relationship with struck off companies**

There are no transactions with struck off companies for the year ending March 31, 2026 and March 31,2025.

## 2.15 Other liabilities

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Others | | |
| Accrued defined benefit liability | 464 | 74 |
| Others | 31 | 21 |
| **Total non-current other liabilities** | **495** | **95** |
| Current | | |
| Unearned revenue | 9,493 | 6,713 |
| Others | | |
| Withholding taxes and others | 2,972 | 2,433 |
| Accrued defined benefit liability | 3 | 3 |
| Others | 10 | 10 |
| **Total current other liabilities** | **12,478** | **9,159** |
| **Total other liabilities** | **12,973** | **9,254** |

## 2.16 Provisions

### Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current | | |
| Others | | |
| Post-sales client support and other provisions | 1,064 | 993 |
| **Total provisions** | **1,064** | **993** |

The movement in the provision for post-sales client support is as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | **993** | **1,464** |
| Provision recognized / (reversed) | 310 | 119 |
| Provision utilized | (344) | (618) |
| Translation difference | 105 | 28 |
| **Balance at the end** | **1,064** | **993** |

Provision for post-sales client support majorly represents costs associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

## 2.17 Income taxes

### Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes

the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss comprises:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current taxes | 10,459 | 10,836 |
| Deferred taxes | (913) | (963) |
| **Income tax expense** | 9,546 | **9,873** |

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit before income taxes | 38,757 | 35,441 |
| Enacted tax rates in India | 25.17% | 25.17% |
| Computed expected tax expense | 9,754 | 8,920 |
| Overseas taxes | 1,080 | 1,064 |
| Tax provision (reversals) | (779) | 97 |
| Effect of exempt non-operating income | (687) | (413) |
| Effect of non-deductible expenses | 254 | 168 |
| Others | (76) | 37 |
| **Income tax expense** | 9,546 | **9,873** |

The applicable Indian corporate statutory tax rate for the year ended March 31, 2026, is 25.17% and for the year ended March 31, 2025, is 25.17%.

Income tax expense for the year ended March 31, 2026, and March 31, 2025, includes reversal (net of provisions) of ₹779 crore and provisions (net of reversals) of ₹97 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2026, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of ₹381 crore was recognized and provision for income tax aggregating ₹869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹86 crore has been reduced from contingent liabilities.

During the quarter ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of ₹327 crore was recognised and provision for income tax aggregating ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,068 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States.

In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. *(Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity).*

Deferred income tax for the year ended March 31, 2026 and March 31, 2025, substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2026, Infosys' US branch net assets amounted to approximately ₹7,736 crore. As at March 31, 2026, the Company has a deferred tax liability for branch profit tax of ₹207 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹19,270 crore and ₹16,593 crore as at March 31, 2026 and March 31, 2025, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary

differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹1,310 crore and ₹1,466 crore as at March 31, 2026 and March 31, 2025, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2026, will expire between financial years 2028 to 2033.

The details of income tax assets and income tax liabilities as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Income tax assets | 1,844 | 4,113 |
| Current income tax liabilities | 4,810 | 4,016 |
| **Net current income tax assets / (liabilities) at the end** | **(2,966)** | **97** |

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Net current income tax assets / (liabilities) at the beginning** | **97** | **5,950** |
| Income tax paid* | 7,172 | 4,601 |
| Interest income on income tax refund | 381 | 327 |
| Current income tax expense | (10,459) | (10,836) |
| Income tax benefit arising on exercise of stock options | 44 | 39 |
| Tax impact on buyback expenses | 15 | - |
| Income tax on other comprehensive income | (3) | 13 |
| Transfer on account of liquidation of subsidiary | - | 3 |
| Translation differences | (213) | - |
| **Net current income tax assets / (liabilities) at the end** | **(2,966)** | **97** |

* net of refund

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | Carrying value as of April 1, 2025 | Changes through profit and loss | Changes through OCI | Translation difference | Carrying value as of March 31, 2026 |
|---|---|---|---|---|---|
| Deferred income tax assets / (liabilities) | | | | | |
| Property, plant and equipment | 296 | (62) | - | - | 234 |
| Lease liabilities | 120 | 87 | - | - | 207 |
| Trade receivables | 176 | 5 | - | - | 181 |
| Compensated absences | 607 | 102 | - | - | 709 |
| Post sales client support | 33 | (13) | - | - | 20 |
| Derivative financial instruments | (24) | 148 | 1 | - | 125 |
| Credits related to branch profits | 791 | (59) | - | 51 | 783 |
| Intangibles through business transfer | - | (1) | - | - | (1) |
| Branch profit tax | (1,062) | 146 | - | (74) | (990) |
| SEZ reinvestment reserve | (1,385) | 495 | - | - | (890) |

| Particulars | Carrying value as of April 1, 2025 | Changes through profit and loss | Changes through OCI | Translation difference | Carrying value as of March 31, 2026 |
|---|---|---|---|---|---|
| Interest receivable on income tax refund | (71) | 66 | - | - | (5) |
| Others | (46) | (1) | 31 | - | (16) |
| **Total deferred income tax assets / (liabilities)** | **(565)** | **913** | **32** | **(23)** | **357** |

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Carrying value as of April 1, 2024 | Changes through profit and loss | Changes through OCI | Translation difference | Carrying value as of March 31, 2025 |
|---|---|---|---|---|---|
| Deferred income tax assets / (liabilities) | | | | | |
| Property, plant and equipment | 280 | 15 | - | 1 | 296 |
| Lease liabilities | 173 | (53) | - | - | 120 |
| Trade receivables | 181 | (5) | - | - | 176 |
| Compensated absences | 542 | 65 | - | - | 607 |
| Post sales client support | 19 | 14 | - | - | 33 |
| Derivative financial instruments | (11) | (21) | 8 | - | (24) |
| Credits related to branch profits | 811 | (37) | - | 17 | 791 |
| Intangibles through business transfer | 1 | (1) | - | - | - |
| Branch profit tax | (1,080) | 41 | - | (23) | (1,062) |
| SEZ reinvestment reserve | (1,939) | 554 | - | - | (1,385) |
| Interest receivable on income tax refund | (487) | 416 | - | - | (71) |
| Others | 1 | (25) | (21) | (1) | (46) |
| **Total deferred income tax assets / (liabilities)** | **(1,509)** | **963** | **(13)** | **(6)** | **(565)** |

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Deferred income tax assets after set off | 1,347 | 497 |
| Deferred income tax liabilities after set off | (990) | (1,062) |

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

### 2.18 Revenue from operations

#### Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings (together called as "software related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as

to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration, including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases, where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right-to-use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right-to-access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for

fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Revenue from software services | 1,47,806 | 1,35,525 |
| Revenue from products and platforms | 1,013 | 1,067 |
| **Total revenue from operations** | **1,48,819** | **1,36,592** |

## Products & platforms

The Company derives revenues from the sale of products and platforms, including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2026 and March 31, 2025, is 58%.

## Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2026 and March 31, 2025, the company recognized revenue of ₹5,276 crore and ₹4,404 crore arising from opening unearned revenue as of April 1, 2025 and April 1, 2024, respectively.

During the year ended March 31, 2026 and March 31, 2025, ₹4,413 crore and ₹4,448 crore of unbilled revenue pertaining to other fixed-price and fixed-timeframe contracts as of April 1, 2025 and April 1, 2024, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

## Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2026, other than those meeting the exclusion criteria mentioned above, is ₹1,13,675 crore. Out of this, the Company expects to recognize

revenue of around 50.1% within the next one year and around 21.6% between one and two years and remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025, is ₹90,815 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

### 2.19 Other income, net

#### 2.19.1 Other income

#### Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

#### 2.19.2 Foreign currency

#### Accounting policy

#### Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

#### Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the standalone Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

#### Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Interest income on financial assets carried at amortized cost | | |
| Tax-free bonds and government bonds | 55 | 121 |
| Deposit with Bank and others | 1,125 | 1,051 |
| Interest income on financial assets carried at fair value through other comprehensive income | | |
| Non-convertible debentures, commercial papers, certificates of deposit and government securities | 1,029 | 1,005 |
| Gain / (loss) on mutual funds and other investments | 240 | 242 |
| Gain / (loss) on investments carried at fair value through other comprehensive income | 16 | 2 |
| Gain / (loss) on investments carried at amortized cost | 81 | 4 |
| Interest on income tax refund | 381 | 340 |
| Dividend received from subsidiary | 2,676 | 1,522 |
| Exchange gains / (losses) on foreign currency forward and options contracts | (2,397) | (206) |
| Exchange gains / (losses) on translation of other assets and liabilities | 2,842 | 478 |
| Miscellaneous income, net* | 443 | 223 |
| Total other income | 6,491 | 4,782 |

*Includes profit on sale of property, plant and equipment amounting to ₹165 crore during the year ended March 31, 2026.

### 2.20 Expenses

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Employee benefit expenses | | |
| Salaries including bonus | 69,633 | 64,296 |
| Contribution to provident and other funds | 2,383 | 2,080 |
| Share based payments to employees (*Refer to Note 2.12*) | 846 | 712 |
| Staff welfare | 377 | 378 |
| | 73,239 | 67,466 |
| Cost of software packages and others | | |
| For own use | 2,217 | 1,947 |
| Third party items bought for service delivery to clients | 7,057 | 7,670 |
| | 9,274 | 9,617 |
| Other expenses | | |
| Power and fuel | 196 | 196 |
| Brand and Marketing | 1,170 | 1,067 |
| Rates and taxes | 209 | 257 |
| Repairs and Maintenance | 1,138 | 965 |
| Consumables | 32 | 32 |
| Insurance | 266 | 242 |
| Provision for post-sales client support and others | (191) | (114) |
| Commission to non-whole time directors | 18 | 18 |
| Impairment loss recognized / (reversed) under expected credit loss model | 71 | (7) |
| Auditor's remuneration | | |
| Statutory audit fees | 9 | 8 |
| Contributions towards Corporate Social Responsibility (*Refer to Note 2.25*) | 577 | 540 |
| Others | 549 | 293 |
| | 4,044 | 3,497 |

#### 2.20.1 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, ('Labour Codes') which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and increase in compensated absences by ₹1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as "Impact of Labour Codes" under "Exceptional Item" in the Standalone Statement of Profit and Loss for the year ended March 31, 2026. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

### 2.21 Employee benefits

**Accounting policy**

#### 2.21.1 Gratuity and pensions

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

#### 2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered

by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

### 2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

### 2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

#### a. Gratuity and Pension

The details of the defined benefit retirement plans and the amounts recognized in the standalone financial statements as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | As at March 31, | | As at March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Change in benefit obligations | | | | |
| **Benefit obligations at the beginning** | 2,177 | 1,830 | 825 | 686 |
| Service cost | 397 | 305 | 34 | 28 |
| Interest expense | 157 | 122 | 9 | 11 |
| Past service cost - plan amendments (*Refer to Note 2.20.1*) | 1,088 | - | - | - |
| Transfer | 3 | 4 | 1 | - |
| Remeasurements - Actuarial (gains) / losses | (43) | 73 | 94 | 57 |
| Employee contribution | - | - | 33 | 24 |
| Benefits paid | (187) | (158) | 161 | (18) |
| Translation difference | 3 | 1 | 199 | 37 |
| **Benefit obligations at the end** | 3,595 | 2,177 | 1,356 | 825 |
| Change in plan assets | | | | |
| **Fair value of plan assets at the beginning** | 2,407 | 1,817 | 775 | 650 |
| Interest income | 168 | 132 | 9 | 11 |
| Transfer | 5 | 4 | 1 | - |
| Remeasurements- Return on plan assets excluding amounts included in interest income | 47 | 20 | 76 | 48 |
| Employee contribution | - | - | 33 | 24 |
| Employer contribution | 1,281 | 590 | 41 | 28 |
| Benefits paid | (178) | (155) | 161 | (18) |
| Translation difference | (1) | (1) | 190 | 32 |
| **Fair value of plan assets at the end** | 3,729 | 2,407 | 1,286 | 775 |
| **Funded status** | 134 | 230 | (70) | (50) |
| Defined benefit plan asset (*Refer to Note 2.10*) | 168 | 257 | - | - |
| Defined benefit plan liability | (34) | (27) | (70) | (50) |

The amount for the year ended March 31, 2026 and March 31, 2025 recognized in the Statement of Profit and Loss under employee benefit expense is as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Service cost | 397 | 305 | 34 | 28 |
| Net interest on the net defined benefit liability / asset | (11) | (10) | - | - |
| Plan amendments | 1,088 | - | - | - |
| **Net cost** | **1,474** | **295** | **34** | **28** |

The amount for the year ended March 31, 2026 and March 31, 2025 recognized in the statement of other comprehensive income is as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Remeasurements of the net defined benefit liability / (asset) | | | | |
| Actuarial (gains) / losses | (43) | 73 | 94 | 57 |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset) | (47) | (20) | (76) | (48) |
| | (90) | 53 | 18 | 9 |

Break up of actuarial (gains) / losses for year ended March 31, 2026 and March 31, 2025 is as follows

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| (Gain) / loss from change in demographic assumptions | - | - | (29) | - |
| (Gain) / loss from change in financial assumptions | (5) | 39 | 25 | 36 |
| (Gain) / loss from change in experience assumptions | (38) | 34 | 98 | 21 |
| | (43) | 73 | 94 | 57 |

The weighted-average assumptions used to determine benefit obligations as at March 31, 2026 and March 31, 2025 are as follows:

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Discount Rate [1] | 6.50% | 6.5% | 1.1%-4.1% | 0.9%-3.4% |
| Weighted average rate of increase in compensation levels [2] | 6% | 6% | 1%-3% | 1%-3% |
| Weighted average duration of defined benefit obligation [3] | 5.7 years | 5.7 years | 12 years | 13 years |

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2026 and March 31, 2025 are as follows:

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Discount rate | 6.5% | 7.0% | 0.9%-3.4% | 1.5%-3.4% |
| Weighted average rate of increase in compensation levels | 6% | 6% | 1%-3% | 1%-3% |

(a) For domestic defined benefit plan in India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(b) The average rate of increase in compensation levels is determined by the Company, considering factors, such as the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

(c) Attrition rate considered is the management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2026 and March 31, 2025, were ₹215 crore and ₹152 crore, respectively and for the pension plan were ₹80 crore and ₹59 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2026 and March 31, 2025:

(In %)

| Particulars | Pension | |
|---|---|---|
| | As at March 31, | |
| | 2026 | 2025 |
| Equity | 38 | 34 |
| Bonds | 22 | 30 |
| Real Estate / Property | 24 | 26 |
| Cash and Cash Equivalents | 1 | 1 |
| Other | 15 | 9 |

These defined benefit plans expose the Company to actuarial risk which are set out below:

- **Interest rate risk:** The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.
- **Life expectancy and investment risk:** The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.
- **Asset volatility:** A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows:

(In ₹ crore)

| Impact from | As at March 31, 2026 | |
|---|---|---|
| | Gratuity | Pension |
| | 1% point increase/ decrease | 0.5% point increase/ decrease |
| Discount Rate | 185 | 56 |
| Weighted average rate of increase in compensation level | 199 | 9 |

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation

of defined benefit obligation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute ₹490 crore to gratuity and ₹48 crore to pension during the fiscal 2027.

Maturity profile of defined benefit obligation:

(In ₹ crore)

| Particulars | Gratuity | Pension |
|---|---|---|
| Within 1 year | 591 | 88 |
| 1-2 year | 491 | 99 |
| 2-3 year | 464 | 95 |
| 3-4 year | 429 | 86 |
| 4-5 year | 399 | 94 |
| 5-10 years | 1,507 | 407 |

## b. Superannuation

The Company contributed ₹541 crore and ₹493 crore to the Superannuation trust during the year ended March 31, 2026 and March 31, 2025, respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

## c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Change in benefit obligations | | |
| Benefit obligations at the beginning | 13,867 | 11,879 |
| Service cost | 1,088 | 952 |
| Employee contribution | 2,036 | 1,683 |
| Interest expense | 940 | 862 |
| Actuarial (gains) / loss | 95 | 218 |
| Benefits paid | (1,929) | (1,727) |
| **Benefit obligations at the end** | **16,097** | **13,867** |
| Change in plan assets | | |
| Fair value of plan assets at the beginning | 13,928 | 11,812 |
| Interest income | 944 | 858 |
| Remeasurements- Return on plan assets excluding amounts included in interest income | (415) | 245 |
| Employer contribution | 1,170 | 1,057 |
| Employee contribution | 2,036 | 1,683 |
| Benefits paid | (1,929) | (1,727) |
| **Fair value of plan assets at the end** | **15,734** | **13,928** |
| Funded status [surplus / (deficit)] | (363) | 61 |
| Irrecoverable Surplus (Effect of Asset Ceiling) | - | (61) |
| **Net defined benefit asset / (liability)** | **(363)** | - |

Amount for the year ended March 31, 2026 and March 31, 2025, recognized in the Statement of Profit and Loss under employee benefit expense:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Service cost | 1,088 | 952 |
| Net interest on the net defined benefit liability | - | 4 |
| **Net provident fund cost** | **1,088** | **956** |

Amount for the year ended March 31, 2026 and March 31, 2025 recognized in the statement of other comprehensive income:

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Remeasurements of the net defined benefit liability / (asset) | | |
| Actuarial (gains) / losses | 95 | 218 |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset) | 415 | (245) |
| Asset Ceiling Effect | (61) | 61 |
| Net interest on the net defined benefit asset | (4) | - |
| | 445 | 34 |

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Government of India (GOI) bond yield (1) | 6.50% | 6.50% |
| Expected rate of return on plan assets | 8.25% | 8.00% |
| Remaining term to maturity of portfolio | 6 years | 6 years |
| Expected guaranteed interest rate | 8.25% | 8.25% |

(1) In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2026 and March 31, 2025 is as follows:

(In %)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Central and State government bonds | 63 | 60 |
| Public sector undertakings and Private sector bonds | 26 | 28 |
| Others | 11 | 12 |

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of Provident Fund liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2026, the defined benefit obligation would be affected by approximately ₹76 crore and ₹151 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹1,321 crore and ₹1,158 crore to the provident fund during the year ended March 31, 2026 and March 31, 2025, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Salaries and bonus[(1)] | 70,931 | 65,425 |
| Defined contribution plans | 631 | 560 |
| Defined benefit plans | 2,823 | 1,481 |
| | 74,385 | 67,466 |

[(1)] Includes employee stock compensation expense of ₹846 crore and ₹712 crore for the year ended March 31, 2026 and March 31, 2025, respectively *(Refer to Note 2.12)*.

## 2.22 Earnings per equity share

### Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, including for changes effected prior to the approval of the financial statements by the Board of Directors.

The computation of basic earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit for the year | 29,211 | 25,568 |
| Basic earnings per equity share - weighted average number of equity shares outstanding | 4,12,19,31,567 | 4,15,19,36,905 |
| **Basic earnings per equity share** | **70.87** | **61.58** |

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit for the year | 29,211 | 25,568 |
| Basic earnings per equity share - weighted average number of equity shares outstanding | 4,12,19,31,567 | 4,15,19,36,905 |
| Effect of dilutive common equivalent shares - share options outstanding | 50,96,754 | 79,68,571 |
| Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding | 4,12,70,28,321 | 4,15,99,05,476 |
| **Diluted earnings per equity share (₹)** | **70.78** | **61.46** |

For the year ended March 31, 2026 and March 31, 2025, there were 8,58,370 and Nil options to purchase equity shares which had an anti-dilutive effect.

## 2.23 Contingent liabilities and commitments

### Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Contingent liabilities:** | | |
| Claims against the Company, not acknowledged as debts[1] | 1,944 | 1,772 |
| [Amount paid to statutory authorities ₹2,399 crore (₹3,815 crore)] | | |
| **Commitments:** | | |
| Estimated amount of contracts remaining to be executed on capital contracts and not provided for | | |
| (net of advances and deposits)[2] | 1,070 | 868 |
| Other Commitments* | 23 | 27 |

* Uncalled capital pertaining to investments

[1] As at March 31, 2026 and March 31, 2025, claims against the Company not acknowledged as debts in respect of India income tax matters amounted to ₹1,326 crore and ₹1,290 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹2,381 crore and ₹3,810 crore as at March 31, 2026 and March 31, 2025, respectively.

[2] Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

### Legal proceedings

#### Government Investigation

The US Department of Justice ("DOJ") is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain US government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company's business and results of operations.

#### Others

Apart from the foregoing, the Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Company's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

## 2.24 Related party transactions

### List of related parties

(In %)

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Infosys Technologies (China) Co. Limited (Infosys China)[1] | China | 100 | 100 |
| Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1] | Mexico | 100 | 100 |
| Infosys Technologies (Sweden) AB (Infosys Sweden)[1] | Sweden | 100 | 100 |
| Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1] | China | 100 | 100 |
| EdgeVerve Systems Limited (EdgeVerve)[1] | India | 100 | 100 |
| Infosys Austria GmbH[1] | Austria | 100 | 100 |
| Skava Systems Private Limited (Skava Systems)[1][24] | India | – | – |
| Infosys Chile SpA[1] | Chile | 100 | 100 |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Infosys Arabia Limited[2] | Saudi Arabia | 70 | 70 |
| Infosys Consulting Ltda.[1] | Brazil | 100 | 100 |
| Infosys Luxembourg S.a.r.l[1] | Luxembourg | 100 | 100 |
| Infosys Consulting S.R.L.[16] | Argentina | 100 | 100 |
| Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))[1] | Romania | 100 | 100 |
| Infosys Limited Bulgaria EOOD[1] | Bulgaria | 100 | 100 |
| Infosys Turkey Bilgi Teknolojileri Limited Sirketi[1] | Turkey | 100 | 100 |
| Infosys Germany Holding Gmbh[1] | Germany | 100 | 100 |
| Infosys Automotive and Mobility GmbH & Co. KG[1] | Germany | 100 | 100 |
| Infosys Green Forum[1] | India | 100 | 100 |
| Infosys Business Solutions LLC[1] | Qatar | 100 | 100 |
| WongDoody Inc.[20] | U.S. | – | – |
| IDUNN Information Technology Private Limited[1] | India | 100 | 100 |
| Infosys Public Services, Inc. USA (Infosys Public Services)[1] | U.S. | 100 | 100 |
| Infosys Public Services Canada Inc.[17] | Canada | 100 | 100 |
| Infosys BPM Limited[1] | India | 100 | 100 |
| Infosys BPM UK Limited[2] | U.K. | 100 | 100 |
| Infosys (Czech Republic) Limited s.r.o.[2] | Czech Republic | 100 | 100 |
| Infosys Poland Sp z.o.o[2] | Poland | 100 | 100 |
| Infosys McCamish Systems LLC[2] | U.S. | 100 | 100 |
| Portland Group Pty Ltd[2] | Australia | 100 | 100 |
| Infosys BPO Americas LLC.[2] | U.S. | 100 | 100 |
| Panaya Inc. (Panaya)[1] | U.S. | 100 | 100 |
| Panaya Ltd.[4] | Israel | 100 | 100 |
| Panaya Germany GmbH[4] | Germany | 100 | 100 |
| Brilliant Basics Holdings Limited (Brilliant Basics)[1][20] | U.K. | 100 | 100 |
| Brilliant Basics Limited[5][20] | U.K. | 100 | 100 |
| Infosys Consulting Holding AG[1] | Switzerland | 100 | 100 |
| Infosys Management Consulting Pty Limited[6] | Australia | 100 | 100 |
| Infosys Consulting AG[6] | Switzerland | 100 | 100 |
| Infosys Consulting GmbH[6] | Germany | 100 | 100 |
| Infosys Consulting SAS[6] | France | 100 | 100 |
| Infy Consulting B.V.[6] | The Netherlands | 100 | 100 |
| Infosys Consulting (Belgium) NV[6] | Belgium | 100 | 100 |
| Infy Consulting Company Ltd[6] | U.K. | 100 | 100 |
| GuideVision s.r.o.[7] | Czech Republic | 100 | 100 |
| GuideVision Deutschland GmbH[8] | Germany | 100 | 100 |
| GuideVision Suomi Oy[8] | Finland | 100 | 100 |
| GuideVision Magyarország Kft[8] | Hungary | 100 | 100 |
| GuideVision Polska Sp. z.o.o[8] | Poland | 100 | 100 |
| GuideVision UK Ltd[8][20] | U.K. | 100 | 100 |
| Infosys Nova Holdings LLC. (Infosys Nova)[1] | U.S. | 100 | 100 |
| Outbox systems Inc. dba Simplus (US)[21] | U.S. | – | – |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Simplus ANZ Pty Ltd.[9] | Australia | 100 | 100 |
| Simplus Australia Pty Ltd[10] | Australia | 100 | 100 |
| Simplus Philippines, Inc.[9] | Philippines | 100 | 100 |
| Kaleidoscope Animations, Inc.[21] | U.S. | – | – |
| Blue Acorn iCi Inc[21] | U.S. | – | – |
| Infosys Singapore Pte. Ltd.[1][41] | Singapore | 100 | 100 |
| Infosys Financial Services GmbH.[12] | Germany | 100 | 100 |
| Infosys South Africa (Pty) Ltd[12] | South Africa | 100 | 100 |
| Infosys (Malaysia) SDN. BHD.[12] | Malaysia | 100 | 100 |
| Infosys Middle East FZ LLC[12] | U.A.E | 100 | 100 |
| Infosys Norway[12] | Norway | 100 | 100 |
| Infosys Compaz Pte. Ltd[12] | Singapore | 60 | 60 |
| HIPUS Co., Ltd[2][40] | Japan | 79 | 81 |
| Fluido Oy[12] | Finland | 100 | 100 |
| Fluido Sweden AB[14] | Sweden | 100 | 100 |
| Fluido Norway A/S[14] | Norway | 100 | 100 |
| Fluido Denmark A/S[14] | Denmark | 100 | 100 |
| Fluido Slovakia s.r.o[14] | Slovakia | 100 | 100 |
| Infosys Fluido UK, Ltd.[14] | U.K. | 100 | 100 |
| Infosys Fluido Ireland, Ltd.[15] | Ireland | 100 | 100 |
| Stater N.V.[2] | The Netherlands | 75 | 75 |
| Stater Nederland B.V.[16] | The Netherlands | 75 | 75 |
| Stater XXL B.V.[16] | The Netherlands | 75 | 75 |
| HypoCasso B.V.[16] | The Netherlands | 75 | 75 |
| Stater Belgium N.V./S.A.[16] | Belgium | 75 | 75 |
| Stater Gmbh[16] | Germany | 75 | 75 |
| Infosys Germany GmbH[12][40] | Germany | – | 100 |
| Wongdoody Gmbh[18][42] | Germany | 100 | 100 |
| WongDoody (Shanghai) Co. Limited[18] | China | 100 | 100 |
| WongDoody limited (Taipei)[18] | Taiwan | 100 | 100 |
| WongDoody D.O.O[18] | Serbia | 100 | 100 |
| BASE life science A/S[12] | Denmark | 100 | 100 |
| BASE life science AG[21] | Switzerland | 100 | 100 |
| BASE life science GmbH[21] | Germany | 100 | 100 |
| BASE life science S.A.S[21] | France | 100 | 100 |
| BASE life science Ltd.[21] | U.K. | 100 | 100 |
| BASE life science S.r.l.[21] | Italy | 100 | 100 |
| Innovisor Inc.[21] | U.S. | 100 | 100 |
| BASE life science Inc.[17] | U.S. | 100 | 100 |
| BASE life science S.L.[21] | Spain | 100 | 100 |
| InSemi Technology Services Private Limited[22] | India | 100 | 100 |
| Elbrus Labs Private Limited[22][22] | India | 100 | 100 |
| Infosys Services (Thailand) Limited[1][25] | Thailand | 100 | 100 |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Infy tech SAS[12][24] | France | 100 | 100 |
| In-tech Holding GmbH[24][32] | Germany | – | – |
| In-tech GmbH[25] | Germany | 100 | 100 |
| Friedrich & Wagner Asia Pacific GmbH[25][32] | Germany | – | – |
| Drivetech Fahrversuch GmbH[25] | Germany | 100 | 100 |
| In-tech Engineering S.R.L. (formerly known as ProIT)[25][44] | Romania | 100 | 100 |
| In-tech Automotive Engineering de R.L. de C.V[25][48] | Mexico | – | 100 |
| Friedrich Wagner Holding Inc.[24][30] | U.S. | 100 | 100 |
| In-tech Automotive Engineering SL[24] | Spain | 100 | 100 |
| In-tech Automotive Engineering LLC[26][33] | U.S. | – | – |
| In-tech Services LLC[26][29] | U.S. | – | – |
| In-tech Engineering s.r.o[25] | Czech Republic | 100 | 100 |
| In-tech Engineering GmbH[25] | Austria | 100 | 100 |
| In-tech Engineering services S.R.L[25][44] | Romania | – | 100 |
| In-tech Group Ltd[24] | U.K. | 100 | 100 |
| In-tech Automotive Engineering Shenyang Co. Ltd[24] | China | 100 | 100 |
| In-tech Group India Private Ltd[25] | India | 100 | 100 |
| In-tech Automotive Engineering Beijing Co., Ltd[25] | China | 100 | 100 |
| Infosys Germany SE (formerly known as Blitz 24-893 SE)[27][43] | Germany | 100 | 100 |
| Infosys Limited SPC[1][22] | Oman | 100 | 100 |
| Infosys BPM Netherlands B.V.[17][24] | The Netherlands | 100 | 100 |
| Infosys Energy Consulting Services LLC[9][35] | U.S. | 100 | – |
| Infosys Saudi Arabia LLC[1][26] | Saudi Arabia | 100 | – |
| Infosys Australia Technology Service Pty Ltd[12][37] | Australia | 100 | – |
| MRE Consulting Ltd[28] | U.S. | 100 | – |
| MRE Technology Services, LLC[28] | U.S. | 100 | – |
| The Missing Link Automation Pty Ltd[29] | Australia | 100 | – |
| The Missing Link Network Integration Pty Ltd[28] | Australia | 100 | – |
| The Missing Link Security Pty Ltd[29] | Australia | 100 | – |
| The Missing Link Security Ltd[29] | U.K. | 100 | – |
| Infosys BPM Canada Inc[17][42] | Canada | 100 | – |
| Infosys Enterprise Business Services Pty Ltd[12][46] | Australia | 100 | – |

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Panaya Inc.
(5) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(6) Wholly-owned subsidiary of Infosys Consulting Holding AG
(7) Wholly-owned subsidiary of Infy Consulting Company Limited
(8) Wholly-owned subsidiary of GuideVision s.r.o.
(9) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(10) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(11) Wholly-owned subsidiary of Infosys Public Services, Inc.
(12) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd.
(13) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd.

- Wholly-owned subsidiary of Fluido Oy
- Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
- Wholly-owned subsidiary of Stater N.V
- Wholly-owned subsidiary of Infosys BPM UK Ltd.
- Wholly-owned subsidiary of Infosys Germany GmbH
- Wholly-owned subsidiary of Wongdoody Gmbh
- Under liquidation
- Wholly-owned subsidiary of BASE life science A/S
- Wholly-owned subsidiary of InSemi Technology Services Private Limited
- On May 10, 2024, Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited
- Incorporated on July 03, 2024
- Incorporated on July 26, 2024
- On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, in-tech Engineering S.R.L. (formerly known as ProIT), in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and in-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (in-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024, in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
- On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Infosys Germany SE (formerly known as Blitz 24-893 SE)
- Liquidated effective November 14, 2024
- Liquidated effective November 30, 2024
- WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
- Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1, 2025
- in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1, 2025
- Incorporated on December 12, 2024
- Incorporated on March 20, 2025
- Incorporated on April 16, 2025
- Incorporated on April 21, 2025
- Incorporated on April 23, 2025
- On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC.The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC, a wholly-owned subsidiary of Infosys Nova Holdings LLC
- On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd
- Liquidated effective May 07, 2025
- On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.
- Incorporated on July 28, 2025
- Infosys Germany Gmbh, a wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025
- in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into in-tech Engineering S.R.L. (formerly known as ProIT and wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025
- Infosys Consulting S.R.L. (Argentina) (formerly a majority-owned and controlled subsidiary of Infosys Limited) became the majority-owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026
- Incorporated on March 19, 2026

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

### List of other related party

| Particulars | Country | Nature of relationship |
|---|---|---|
| Infosys Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of Infosys Limited |
| Infosys Limited Employees' Provident Fund Trust | India | Post-employment benefit plan of Infosys Limited |
| Infosys Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of Infosys Limited |
| Infosys Employees Welfare Trust | India | Controlled trust |
| Infosys Employee Benefits Trust | India | Controlled trust |
| Infosys Science Foundation | India | Controlled trust |
| Infosys Expanded Stock Ownership Trust | India | Controlled trust |
| Infosys Foundation | India | Trust jointly controlled by KMP |

*Refer to Note 2.21* for information on transactions with post-employment benefit plans mentioned above.

### List of key management personnel

#### Whole-time Directors

Salil Parekh , Chief Executive Officer and Managing Director

#### Non-whole-time directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier

Nitin Paranjpe

#### Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka, Chief Financial Officer

Shaji Mathew, Chief Human Resources Officer

#### Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Trade receivables | | |
| BASE life science A/S | 8 | 3 |
| BASE life science AG | 2 | – |
| Infosys China | 1 | 1 |
| Infosys Mexico | 5 | 2 |
| Infosys BPM Limited | 14 | 13 |
| Infy Consulting Company Limited | 12 | 8 |
| Infosys Public Services | 61 | 93 |
| Infosys Public Services Canada Inc. | 1 | 2 |
| Infosys Sweden | 13 | 25 |
| Fluido Oy | 11 | 7 |
| Fluido Denmark A/S | 21 | 4 |
| Infosys McCamish Systems LLC | 7 | 6 |
| Panaya Ltd | 1 | 1 |
| Infosys Compaz Pte Ltd | 63 | 27 |
| Stater Nederland B.V. | 21 | 8 |
| Infosys Luxembourg S.a.r.l | 19 | 27 |
| Infosys Chile SpA | 1 | 1 |
| Infosys South Africa (Pty) Ltd | – | 2 |
| HIPUS Co., Ltd | 1 | 1 |
| Infosys Middle East FZ LLC | 10 | 9 |
| Infosys Nova Holdings LLC | 1 | 10 |
| Infosys Consulting S.R.L. (Romania) | 2 | – |
| MRE Consulting, Ltd. | 1 | – |
| The Missing Link Security Pty Ltd | 1 | – |
| The Missing Link Network Integration Pty Ltd | 1 | – |
| Stater N.V. | 1 | – |
| EdgeVerve Systems Limited | 31 | – |
| Infosys Business Solutions LLC | 5 | – |
| Infy Tech SAS | 10 | – |
| InSemi Technology Services Private Limited | 2 | – |
| Portland Group Pty Ltd | 11 | – |
| | 338 | 250 |
| Loans | | |
| Insemi Technology Service Private Limited | – | 10 |
| | – | 10 |
| Prepaid expense and other receivabes | | |
| Panaya Ltd | 115 | 127 |
| GuideVision, s.r.o. | 5 | 1 |
| EdgeVerve Systems Limited | 17 | 23 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Infosys Green Forum | 4 | – |
| | 141 | 151 |
| Other financial assets | | |
| Infosys BPM Limited | 17 | 16 |
| Infosys Consulting GmbH | 3 | 3 |
| Infosys China | 27 | 23 |
| Infosys Shanghai | 1 | – |
| Infy Consulting Company Limited | 35 | 23 |
| Infosys Management Consulting Pty Ltd | 3 | 2 |
| Infosys Consulting AG | 5 | 3 |
| Infy Consulting B.V. | 3 | 1 |
| Fluido Oy | 15 | 7 |
| Infosys McCamish Systems LLC | – | 111 |
| Infosys Automotive and Mobility GmbH & Co. KG | 3,458 | 2,584 |
| Fluido Sweden AB | 3 | 2 |
| Fluido Denmark A/S | 4 | 3 |
| Infosys Fluido UK Ltd | 2 | 1 |
| Infosys Consulting S.R.L. (Romania) | 4 | 3 |
| Infosys Public Services | – | 5 |
| Simplus Philippines, Inc. | 2 | 4 |
| Simplus Australia Pty Ltd | 2 | 2 |
| Infosys Luxembourg S.a.r.l | 1 | 1 |
| Infosys Business Solutions LLC | – | 2 |
| Infosys Compaz Pte Ltd | 1 | – |
| GuideVision, s.r.o. | 1 | 2 |
| Idunn Information Technology Private Limited | – | 1 |
| Wongdoody GmbH | 26 | 14 |
| Infosys Turkey Bilgi Teknolojikeri Limited Sirketi | 1 | 2 |
| Infosys Consulting S.R.L. (Argentina) | 3 | 3 |
| BASE life science SL | 4 | 2 |
| BASE life science A/S | 1 | 3 |
| Infosys Norway | 1 | 2 |
| Infosys Green Forum | 2 | – |
| Infosys Sweden | 1 | 1 |
| HIPUS Co., Ltd | 3 | 2 |
| EdgeVerve Systems Limited | 63 | 47 |
| BASE life science AG | 1 | – |
| BASE life science GmbH | 1 | – |
| Fluido Norway AS | 3 | 1 |
| GuideVision Magyarország Kft. | – | 2 |
| Infosys Nova | 73 | 28 |
| Infosys Services (Thailand) Limited | – | 1 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Infosys South Africa (Pty) Ltd | – | 1 |
| BASE life science Ltd | 1 | – |
| Insemi Technology Service Private Limited | 1 | – |
| MRE Consulting, Ltd. | 1 | – |
| Panaya | 1 | – |
| Fluido Slovakia s.r.o | 1 | – |
| In-tech GmbH | 1 | – |
| | 3,776 | 2,908 |
| **Unbilled revenues** | | |
| EdgeVerve Systems Limited | 122 | 146 |
| Infosys Consulting S.R.L.(Romania) | 1 | 1 |
| Infosys McCamish Systems LLC | – | 45 |
| Infosys Poland Sp z.o.o | 1 | 1 |
| Stater Nederland B.V. | 7 | 5 |
| In-tech GmbH | 14 | – |
| | 145 | 198 |
| **Trade payables** | | |
| Infosys China | 20 | 19 |
| Infosys BPM Limited | 150 | 136 |
| Infosys (Czech Republic) Limited s.r.o. | 18 | 15 |
| Infosys Mexico | 80 | 25 |
| Infosys Sweden | – | 53 |
| Infosys Shanghai | 16 | 13 |
| Infosys Management Consulting Pty Ltd | 45 | 20 |
| Infosys Singapore Pte. Ltd | 21 | 16 |
| Infy Consulting Company Limited | 470 | 370 |
| Infosys (Malaysia) SDN. BHD. | 12 | 12 |
| Panaya Ltd | 16 | 5 |
| Infosys Public Services | 2 | 1 |
| Portland Group Pty Ltd | – | 2 |
| Infosys Chile SpA | 3 | 2 |
| Infosys Compaz Pte Ltd | 3 | 4 |
| Infosys Middle East FZ LLC | 2 | 3 |
| Infosys Luxembourg S.a.r.l | 3 | 8 |
| Infosys Poland Sp z.o.o | 45 | 42 |
| Infosys Consulting S.R.L. (Romania) | 24 | 44 |
| Fluido Oy | 5 | 5 |
| Fluido Sweden AB | 1 | 3 |
| EdgeVerve Systems Limited | – | 20 |
| Fluido Denmark A/S | 1 | 1 |
| Infosys Fluido UK Ltd | 6 | 6 |
| BASE life science AG | 2 | 1 |
| BASE life science GmbH | 1 | 1 |
| BASE life science Ltd. | 12 | 2 |
| Wongdoody d.o.o | 1 | 1 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Wongdoody GmbH | 2 | 2 |
| BASE life science SL | 2 | 2 |
| BASE life science S.r.l. | 1 | – |
| BASE life science Inc. | – | 1 |
| Infosys Business Solutions LLC | 1 | 1 |
| Infosys South Africa (Pty) Ltd | 2 | 6 |
| Infosys Norway | 2 | 6 |
| Infosys Automotive and Mobility GmbH & Co. KG | 3 | – |
| Infosys Limited Bulgaria EOOD | 16 | 6 |
| Infosys Consulting Ltda | 19 | 9 |
| BASE life science A/S | 8 | 4 |
| Infosys Nova | 52 | 40 |
| BASE life science S.A.S | 1 | – |
| In-tech GmbH | 2 | – |
| Infosys Germany Holding GmbH | 2 | – |
| The Missing Link Security Pty Ltd | 6 | – |
| Fluido Norway AS | 1 | – |
| | 1,079 | 907 |
| **Other financial liabilities** | | |
| Infosys BPM Limited | 51 | 47 |
| Infosys Mexico | 4 | 2 |
| Infosys Norway | 1 | 1 |
| GuideVision, s.r.o. | 27 | 11 |
| Simplus Australia Pty Ltd | 20 | 5 |
| Simplus Philippines, Inc. | 5 | 2 |
| GuideVision Polska Sp. z.o.o. | 2 | 1 |
| Infosys Public Services, Inc. USA (Infosys Public Services) | 1 | 10 |
| GuideVision Magyarország Kft. | 1 | 1 |
| Infosys Consulting Ltda | 4 | 2 |
| Infosys Consulting AG | 2 | 1 |
| Infosys Automotive and Mobility GmbH & Co. KG | 197 | 320 |
| Idunn Information Technology Private Limited | – | 16 |
| EdgeVerve Systems Limited | 416 | 293 |
| Infy Consulting Company Limited | – | 15 |
| Infosys South Africa (Pty) Ltd | – | 5 |
| Infosys Sweden | – | 5 |
| Infosys Compaz Pte Ltd | 1 | 6 |
| Infosys McCamish Systems LLC | 35 | 7 |
| Infosys Green Forum | 6 | 2 |
| GuideVision Deutschland GmbH | – | 1 |
| Infosys Middle East FZ LLC | 8 | – |
| BASE life science A/S | 5 | 2 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Infosys Consulting GmbH | – | 1 |
| Insemi Technology Service Private Limited | 1 | – |
| Infosys Luxembourg S.a.r.l | 1 | 6 |
| Infosys Nova | 387 | 200 |
| Infosys Singapore Pte. Ltd | 1 | – |
| MRE Consulting, Ltd. | 48 | – |
| Infosys Public Services Canada Inc. | 2 | – |
| Infosys Turkey Bilgi Teknolojikeri Limited Sirketi | 1 | – |
| Infosys Chile SpA | 1 | – |
| Infosys Business Solutions LLC | 4 | – |
| | 1,232 | 962 |
| Accrued expenses | | |
| BASE life science A/S | 5 | 1 |
| EdgeVerve Systems Limited | 16 | 13 |
| Infosys BPM Limited | 31 | 29 |
| BASE life science Ltd | 1 | 1 |
| Infosys Germany Holding GmbH | – | 7 |
| Infosys Nova Holdings LLC | 1 | 4 |
| In-tech group Ltd. | 2 | 1 |
| BASE life sciences SL. | 1 | – |
| In-tech GmbH | 2 | – |
| In-tech Group India Private Ltd, | 1 | – |
| | 60 | 56 |

(In ₹ crore)

| Particulars | Maximum amount outstanding during the Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Loans and advances in the nature of loans given to subsidiaries | | |
| Insemi Technology Service Private Limited | 10 | 10 |

The details of the related parties transactions entered into by the Company for the year ended March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Capital transactions: | | |
| Financing transactions | | |
| Equity | | |
| Infosys Singapore Pte Ltd. | 494 | 4,317 |
| Infosys Nova Holdings LLC | 291 | – |
| Infosys Turkey Bilgi Teknolojileri Limited Sirketi | – | 31 |
| Insemi Technology Service Private Limited | – | 198 |
| In-tech | – | 15 |
| Infosys Consulting S.R.L (Argentina) | (2) | – |
| Infosys Services (Thailand) Limited | – | 13 |
| | 783 | 4,574 |
| Loans given | | |
| Insemi Technology Service Private Limited | – | 10 |
| | – | 10 |
| Loans repaid | | |
| Insemi Technology Service Private Limited | 10 | – |
| | 10 | – |
| Revenue transactions: | | |
| Purchase of services | | |
| Infosys China | 224 | 214 |
| Infosys Management Consulting Pty Ltd | 486 | 385 |
| Infy Consulting Company Limited | 2,689 | 2,075 |
| Infosys Singapore Pte. Ltd | 237 | 181 |
| Portland Group Pty Ltd | 18 | 17 |
| Infosys (Czech Republic) Limited s.r.o. | 190 | 209 |
| Infosys BPM Limited | 2,156 | 2,216 |
| Infosys Sweden | 125 | 160 |
| Infosys Shanghai | 172 | 151 |
| Infosys Mexico | 392 | 299 |
| Infosys Public Services | 7 | 8 |
| Panaya Ltd | 137 | 147 |
| Infosys Poland Sp z.o.o | 479 | 350 |
| Infosys Consulting S.R.L. (Romania) | 298 | 268 |
| Infosys Compaz Pte Ltd | 31 | 17 |
| Infosys Consulting Ltda | 186 | 139 |
| BASE life science A/S | 80 | 26 |
| Kaleidoscope Animations, Inc. | – | 233 |
| Infosys Chile SpA | 23 | 28 |
| Infosys Middle East FZ LLC | 31 | 43 |
| Fluido Oy | 44 | 68 |
| Fluido Sweden AB | 19 | 44 |
| Fluido Denmark A/S | 9 | 10 |
| Infosys McCamish Systems LLC | 12 | 9 |
| GuideVision, s.r.o. | 173 | 88 |
| GuideVision Polska Sp. z.o.o. | 21 | 12 |
| Simplus Australia Pty Ltd | 85 | 86 |
| Simplus Philippines, Inc. | 26 | 31 |
| Outbox systems Inc. dba Simplus (US) | – | 148 |
| Infosys Fluido UK Ltd | 67 | 65 |
| Blue Acorn iCi Inc | – | 321 |
| GuideVision Deutschland GmbH | – | 7 |
| GuideVision Suomi Oy | 4 | 2 |

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| GuideVision Magyarország Kft. | 6 | 9 |
| Infosys Limited Bulgaria EOOD | 89 | 74 |
| WongDoody, Inc | – | 509 |
| Infosys Luxembourg S.a.r.l | 26 | 13 |
| Infosys (Malaysia) SDN. BHD. | 157 | 151 |
| WongDoody d.o.o | 11 | 6 |
| WongDoody limited Taipei | 1 | 2 |
| Fluido Norway A/S | 4 | 3 |
| Infosys Consulting S.R.L. (Argentina) | – | 1 |
| Infosys South Africa (Pty) Ltd | 48 | 45 |
| Infosys Business Solutions LLC | 5 | 4 |
| Wongdoody GmbH | 13 | 11 |
| BASE life science AG | 18 | 15 |
| BASE life science S.r.l. | 1 | 2 |
| BASE life science Inc. | – | 10 |
| BASE life science Ltd. | 18 | 12 |
| BASE life science GmbH | 8 | 5 |
| BASE life science SL | 26 | 12 |
| Infosys Norway | 43 | 37 |
| Insemi Technology Service Private Limited | 48 | 7 |
| EdgeVerve Systems Limited | 48 | 93 |
| Infosys Germany Holding GmbH | – | 7 |
| Infosys Nova Holdings LLC | 2,240 | 436 |
| In-tech group Ltd. | 12 | 1 |
| BASE life science S.A.S | 1 | – |
| In-tech GmbH | 14 | – |
| In-tech Engineering S.R.L | 1 | – |
| In-tech Group India Private Ltd, | 8 | – |
| The Missing Link Security Pty Ltd | 6 | – |
| Infosys Automotive and Mobility GmbH & Co. KG | 3 | – |
| MRE Consulting, Ltd. | 46 | – |
| | 11,322 | 9,522 |
| Purchase of shared services including facilities and personnel | | |
| Infosys BPM Limited | 195 | 9 |
| Infosys China | 8 | – |
| WongDoody, Inc | – | 6 |
| Infosys McCamish Systems LLC | 34 | 1 |
| Infosys Green Forum | 44 | 42 |
| Kaleidoscope Animations, Inc. | – | 1 |
| Infosys Mexico | – | 1 |
| Outbox systems Inc. dba Simplus (US) | – | 2 |
| Infosys Consulting AG | 4 | 2 |
| Infosys Automotive and Mobility GmbH & Co.KG | 163 | 150 |
| Wongdoody GmbH | 10 | 9 |

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| Infosys Nova Holdings LLC | 4 | 2 |
| Infosys Technologies (Sweden) AB. | – | 1 |
| Infosys Singapore Pte. Ltd. | 3 | 9 |
| Infosys Compaz Pte. Ltd | 2 | – |
| GuideVision, s.r.o. | 1 | 1 |
| WongDoody Code d.o.o | – | 1 |
| BASE life science A/S | 4 | 3 |
| Infosys Poland Sp z.o.o. | 10 | – |
| Fluido Oy | 1 | – |
| Infy Consulting Company Limited | – | – |
| MRE Consulting, Ltd. | 1 | – |
| | 484 | 240 |
| Interest income | | |
| Insemi Technology Service Private Limited | – | 1 |
| | – | 1 |
| Guarantee income | | |
| Infosys Singapore Pte. Ltd | 1 | 1 |
| | 1 | 1 |
| Dividend income | | |
| EdgeVerve Systems Limited | 1,574 | 525 |
| Infosys Consulting Holding AG | 168 | 148 |
| Infosys Sweden | 135 | – |
| Infosys BPM Limited | 799 | 849 |
| | 2,676 | 1,522 |
| Sale of services | | |
| Infosys China | 9 | 16 |
| Infosys Mexico | 23 | 23 |
| Infy Consulting Company Limited | 66 | 56 |
| Infosys BPM Limited | 168 | 147 |
| Fluido Oy | 3 | 4 |
| Fluido Denmark A/S | 15 | 4 |
| Infosys Luxembourg S.a.r.l | 143 | 163 |
| Infosys Middle East FZ LLC | 32 | 26 |
| Infosys McCamish Systems LLC | 78 | 90 |
| Infosys Sweden | 76 | 92 |
| Infosys Shanghai | – | 2 |
| EdgeVerve Systems Limited | 956 | 1,001 |
| Infosys Public Services | 682 | 659 |
| Infosys Compaz Pte Ltd | 171 | 160 |
| Infosys Consulting Ltda | 1 | – |
| Simplus Australia Pty Ltd | 1 | 2 |
| Infosys Chile SpA | 5 | 7 |
| Blue Acorn ICI Inc | – | 2 |
| Portland Group Pty Ltd | 3 | – |
| Kaleidoscope Animations, Inc. | – | 1 |
| Infosys Singapore Pte. Ltd. | 1 | – |

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| BASE life science A/S | 15 | 14 |
| BASE life science GmbH | – | 1 |
| Infosys Business Solutions LLC | 13 | – |
| Infosys South Africa (Pty) Ltd | 5 | 2 |
| BASE life science AG | 2 | 4 |
| Infosys Public Services Canada Inc. | 14 | 32 |
| Stater N.V. | 2 | 3 |
| Stater Nederland B.V. | 92 | 69 |
| Infosys Consulting S.R.L.(Romania) | 2 | – |
| Infosys Nova Holdings LLC. | 3 | – |
| Insemi Technology Service Private Limited | 2 | – |
| Infy Tech SAS | 11 | – |
| In-tech GmbH | 14 | – |
| Stater Belgium N.V./S.A. | 2 | – |
| MRE Consulting, Ltd. | 1 | – |
| | 2,611 | 2,580 |
| Sale of shared services including facilities and personnel | | |
| EdgeVerve Systems Limited | 58 | 47 |
| Panaya Ltd | 12 | 10 |
| GuideVision, s.r.o. | 5 | 5 |
| Infy Consulting Company Limited | 19 | 20 |
| Infosys Public Services | 4 | 8 |
| Infosys Public Services Canada Inc. | 1 | – |
| Infosys McCamish System LLC | 2 | 5 |
| Infosys China | 8 | 1 |
| Infosys Luxembourg S.a.r.l | 5 | 4 |
| Infosys Singapore Pte. Ltd | 1 | 9 |
| Infosys Shanghai | 2 | 2 |
| Portland Group Pty. Limited | 1 | – |
| Infosys Poland Sp z.o.o | 2 | 2 |
| WongDoody, Inc. | – | 7 |
| Wongdoody GmbH | 9 | 11 |
| Fluido Oy | 8 | 5 |
| Fluido Denmark A/S | 1 | 1 |
| Infosys Fluido U.K., Ltd | 1 | 1 |
| Outbox systems Inc. dba Simplus (US) | – | 3 |
| Infosys BPO Americas LLC | 1 | – |
| Infosys Consulting AG | 3 | 2 |
| Infy Consulting B.V. | 4 | 2 |
| Infosys Consulting SAS | 2 | 2 |
| Infosys Consulting GmbH | 1 | 1 |
| HIPUS Co. Limited | 1 | – |
| Kaleidoscope Animations, Inc | – | 7 |
| Blue Acorn iCi Inc. | – | 6 |

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| Infosys Automotive and Mobility GmbH & Co.KG | 791 | 739 |
| Infosys Green Forum | 5 | 5 |
| Infosys BPM Limited [1] | 181 | 143 |
| Infosys Management Consulting Pty Ltd | 2 | 1 |
| Infosys Sweden | 1 | 2 |
| Infosys Mexico | 1 | 1 |
| Infosys Compaz Pte Ltd | 1 | – |
| Infosys Consulting Ltda | – | 1 |
| BASE life science A/S | 4 | 3 |
| BASE life science Ltd | 1 | 1 |
| BASE life science SL. | 2 | 1 |
| Infosys Consulting S.R.L. (Romania) | 1 | 1 |
| Fluido Sweden AB | 1 | 1 |
| Simplus Australia Pty Ltd | 1 | 1 |
| Simplus Philippines, Inc. | 3 | 4 |
| Infosys Nova Holdings LLC | 32 | 3 |
| GuideVision Magyarország Kft. | 1 | 2 |
| Fluido Norway AS | 2 | – |
| Infosys Germany Holding GmbH | 1 | – |
| Insemi Technology Service Private Limited | 10 | – |
| MRE Consulting, Ltd. | 1 | – |
| The Missing Link Security Pty Ltd | 1 | – |
| The Missing Link Network Integration Pty Ltd | 1 | – |
| In-tech GmbH | 1 | – |
| | 1,196 | 1,070 |
| **Revenue Transfer** | | |
| EdgeVerve Systems Limited | 3,433 | 3,059 |
| | 3,433 | 3,059 |
| **Cost Transfer** | | |
| EdgeVerve Systems Limited | 414 | 569 |
| | 414 | 569 |
| **Any other transaction** | | |
| Infosys Foundation | 351 | 390 |
| | 351 | 390 |

[1] Includes sale of fixed assets of ₹11 crore and ₹4 crore for the year ending March 31, 2026 and March 31, 2025, respectively

The Company's related party transactions during the year ended March 31, 2026 and March 31, 2025, and outstanding balances as at March 31, 2026 and March 31, 2025, are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

### Transactions with key management personnel

The compensation to key management personnel, which comprise directors and executive officers is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Salaries and other short term employee benefits to whole-time directors and executive officers[(a)(b)] | 124 | 118 |
| Commission and other benefits to non-executive / independent directors | 20 | 19 |
| **Total** | **144** | **137** |

[(a)] Total employee stock compensation expense for the year ended March 31, 2026 and March 31, 2025, includes a charge of ₹70 crore and ₹70 crore respectively, towards key management personnel. *(Refer to Note 2.12)*

[(b)] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

## 2.25 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are education, skilling & livelihoods, environment sustainability and ecological balance, healthcare, including preventive health and others (promotion of national heritage, art and culture, rural development and disaster relief and rehabilitation). A CSR committee has been formed by the Company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| i) Amount required to be spent by the Company during the year | 577 | 540 |
| ii) Amount of expenditure incurred | 558 | 524 |
| iii) Shortfall at the end of the year* | 19 | 16 |
| iv) Total of previous years shortfall | 7 | – |
| v) Reason for shortfall | Pertains to ongoing projects | Pertains to ongoing projects |
| vi) Nature of CSR activities | Education, skilling & livelihoods, environment sustainability and ecological balance, healthcare including preventive health and others (promotion of national heritage, art and culture, rural development and disaster relief and rehabilitation) | Promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. |
| vii) Details of related party transactions, e.g. contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard | 351 | 390 |
| viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately | NA | NA |

* The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

### 2.26 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

### 2.27 Ratios

The ratios for the years ended March 31, 2026 and March 31, 2025 are as follows:

| Particulars | Numerator | Denominator | March 31, | | Variance (in %) |
|---|---|---|---|---|---|
| | | | 2026 | 2025 | |
| Current ratio | Current assets | Current liabilities | 2.0 | 2.4 | (16.5) |
| Debt – equity ratio | Total debt (represents lease liabilities)[1] | Shareholder's equity | 0.0 | 0.0 | 0.7 |
| Debt service coverage ratio | Earnings available for debt service[2] | Debt service[3] | 35.8 | 33.9 | 5.6 |
| Return on Equity (RoE) | Net profits after taxes | Average shareholder's equity | 34.7% | 30.3% | 4.4 |
| Trade receivables turnover ratio | Revenue | Average trade receivable | 5.2 | 5.3 | (1.0) |
| Trade payables turnover ratio | Purchases of services and other expenses | Average trade payables | 12.5 | 13.5 | (7.5) |
| Net capital turnover ratio | Revenue | Working Capital | 3.6 | 3.0 | 21.3 |
| Net profit ratio | Net Profit | Revenue | 19.6% | 18.7% | 0.9 |
| Return on Capital Employed (RoCE) | Earning before interest and taxes | Capital Employed[4] | 45.6% | 38.9% | 6.7 |
| Return on Investment (RoI) | | | | | |
| Unquoted | Income generated from investments | Time weighted average investments | 15.1% | 9.7% | 5.4 |
| Quoted | Income generated from investments | Time weighted average investments | 7.6% | 8.2% | (0.6) |

[1] Debt represents only lease liabilities

[2] Net Profit after taxes + Non-cash operating expenses + Interest + other adjustments like loss on sale of Fixed assets etc.

[3] Lease payments for the current year

[4] Tangible net worth + deferred tax liabilities + Lease Liabilities

for and on behalf of the Board of Directors of Infosys Limited

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2026

Index

# Independent Auditor's Report

To The Members of Infosys Limited

## Report on the Audit of the Consolidated Financial Statements

### Opinion

We have audited the accompanying consolidated financial statements of **INFOSYS LIMITED** (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2026, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Consolidated Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2026 and their consolidated profit, their consolidated other comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

### Basis for Opinion

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

### Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

| Sr. No. | Key Audit Matter |
|---|---|
| 1 | *Revenue recognition*<br><br>The Group's contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.<br><br>In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.<br><br>Fixed-price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.<br><br>As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.<br><br>Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements. |
| | Auditor's Response |
| | *Principal Audit Procedures Performed included the following:*<br><br>Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:<br><br>• We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed-price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.<br>• We selected a sample of contracts with customers and performed the following procedures:<br><br>– Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.<br>– Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method |

| Sr. No. | Key Audit Matter |
|---|---|
| 2 | *Revenue recognition - Fixed-price contracts using the percentage of completion method*<br><br>Fixed-price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.<br><br>Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.<br><br>We identified the estimate of total efforts or costs to complete fixed-price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.<br><br>This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.<br><br>Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements. |
| | Auditor's Response |
| | *Principal Audit Procedures Performed included the following:*<br><br>Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:<br><br>• We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.<br>• We selected a sample of fixed-price contracts with customers measured the using percentage-of-completion method and performed the following:<br><br>– Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.<br>– Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.<br>– Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations. |

### Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the Consolidated Financial Statements, standalone financial statements and our auditor's report thereon.

Our opinion on the Consolidated Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

### Responsibilities of Management and Board of Directors for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

### Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify

our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Statements.

Materiality is the magnitude of misstatements in the Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

**Report on Other Legal and Regulatory Requirements**

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept by the Group, including relevant records so far as it appears from our examination of those books.

   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements.

   d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under section 133 of the Act.

   e) On the basis of the written representations received from the directors of the Company as on March 31, 2026 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164 (2) of the Act.

   f) With respect to the adequacy of the internal financial controls with reference to Consolidated Financial Statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to Consolidated Financial Statements of those companies.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i) The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.24 to the Consolidated Financial Statements.

ii) The Group has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Consolidated Financial Statements. The Group did not have any long-term derivative contracts.

iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v) As stated in Note 2.12 to the Consolidated Financial Statements

a. The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b. The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c. The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi) Based on our examination which included test checks, performed by us on the Company and its subsidiaries incorporated in India, except for the instances mentioned below, have used accounting software systems for maintaining their respective books of account for the financial year ended March 31, 2026 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of audit, we have not come across any instance of the audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Parent Company and above referred subsidiary companies incorporated in India as per the statutory requirements for record retention.

The financial statements of five subsidiaries that are not material to the Consolidated Financial Statements of the Group, have not been audited under the provisions of the Act as of the date of this report. Therefore, we are unable to comment on the reporting requirement under Rule 11 (g) of the Companies (Audit and Auditors) Rules, 2014 in respect of these five subsidiaries.

2. With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor's Report) Order, 2020 (the "Order"/ "CARO") issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor's report, according to the information and explanations given to us, and based on the Auditor's Reports on the financial statements of Company and its subsidiaries as at and for the year ended March 31, 2026, included in the Consolidated Financial Statements of the Group, we report in respect of those companies where audits have been completed under section 143 of the Act, we have not reported any qualifications or adverse remarks. In respect of the following company included in the consolidated financial statements of the Company, whose audit under section 143 of the Act has not yet been completed, the CARO report as applicable in respect of these subsidiaries are not available.

| Name of the Company | CIN | Relationship |
|---|---|---|
| Idunn Information Technology Private Limited | U74900KA2012PTC063260 | Subsidiary |
| InSemi Technology Services Private Limited | U72200KA2013PTC069109 | Subsidiary |
| Elbrus Labs Private Limited | U72200DL2018PTC339939 | Subsidiary |
| In-tech Group India Private Limited | U72900KL2022FTC076055 | Subsidiary |

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm's Registration No. 117366W/W-100018)

Vikas Bagaria
*Partner*
(Membership No.060408)
UDIN: 26060408HXRWWF7979

Place: Bengaluru
Date: April 23, 2026

# Annexure "A" To The Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

### Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the Consolidated Financial Statements of the Company as of and for the year ended March 31, 2026, we have audited the internal financial controls with reference to Consolidated Financial Statements of INFOSYS LIMITED (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

### Management's and Board of Directors' Responsibilities for Internal Financial Controls

The respective Company's management and Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

### Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India.

## Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

## Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2026, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm's Registration No. 117366W/W-100018)

**Vikas Bagaria**
*Partner*
(Membership No.060408)
UDIN: 26060408HXRWWF7979

Place: Bengaluru
Date: April 23, 2026

# Consolidated Balance Sheet

(In ₹ crore)

| Particulars | Note | As at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Assets | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 2.2 | 12,651 | 11,778 |
| Right-of-use assets | 2.21 | 6,177 | 6,311 |
| Capital work-in-progress | 2.3 | 526 | 814 |
| Goodwill | 2.4.1 and 2.1 | 12,117 | 10,106 |
| Other intangible assets | 2.4.2 | 2,825 | 2,766 |
| Financial assets | | | |
| Investments | 2.5 | 8,930 | 11,059 |
| Loans | 2.6 | 6 | 16 |
| Other financial assets | 2.7 | 2,776 | 3,511 |
| Deferred tax assets (net) | 2.17 | 2,264 | 1,108 |
| Income tax assets (net) | 2.17 | 666 | 1,622 |
| Other non-current assets | 2.10 | 3,540 | 2,713 |
| **Total non-current assets** | | **52,478** | **51,804** |
| **Current assets** | | | |
| Financial assets | | | |
| Investments | 2.5 | 12,950 | 12,482 |
| Trade receivables | 2.8 | 35,234 | 31,158 |
| Cash and cash equivalents | 2.9 | 22,201 | 24,455 |
| Loans | 2.6 | 234 | 249 |
| Other financial assets | 2.7 | 15,890 | 13,840 |
| Income tax assets (net) | 2.17 | 1,835 | 2,975 |
| Other current assets | 2.10 | 15,145 | 11,940 |
| **Total current assets** | | **1,03,489** | **97,099** |
| **Total assets** | | **1,55,967** | **1,48,903** |

# Consolidated Balance Sheet (contd.)

| Particulars | Note | As at March 31, 2026 | As at March 31, 2025 |
|---|---|---|---|
| **Equity and liabilities** | | | |
| **Equity** | | | |
| Equity share capital | 2.12 | 2,024 | 2,073 |
| Other equity | | 90,828 | 93,745 |
| Total equity attributable to equity holders of the Company | | 92,852 | 95,818 |
| Non-controlling interests | | 445 | 385 |
| **Total equity** | | 93,297 | 96,203 |
| **Liabilities** | | | |
| **Non-current liabilities** | | | |
| Financial liabilities | | | |
| Lease liabilities | 2.21 | 6,016 | 5,772 |
| Other financial liabilities | 2.13 | 2,092 | 2,141 |
| Deferred tax liabilities (net) | 2.17 | 1,679 | 1,722 |
| Other non-current liabilities | 2.15 | 561 | 215 |
| **Total non-current liabilities** | | 10,348 | 9,850 |
| **Current liabilities** | | | |
| Financial liabilities | | | |
| Lease liabilities | 2.21 | 3,160 | 2,455 |
| Trade payables | 2.14 | 4,744 | 4,164 |
| Other financial liabilities | 2.13 | 21,483 | 18,138 |
| Other current liabilities | 2.15 | 15,779 | 11,765 |
| Provisions | 2.16 | 1,512 | 1,475 |
| Income tax liabilities (net) | 2.17 | 5,644 | 4,853 |
| **Total current liabilities** | | 52,322 | 42,850 |
| **Total equity and liabilities** | | 1,55,967 | 1,48,903 |

The accompanying notes form an integral part of the Consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Consolidated Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Revenue from operations | 2.18 | 1,78,650 | 1,62,990 |
| Other income, net | 2.19 | 4,322 | 3,600 |
| **Total income** | | **1,82,972** | **1,66,590** |
| **Expenses** | | | |
| Employee benefit expenses | 2.22 | 95,094 | 85,950 |
| Cost of technical sub-contractors | | 15,421 | 12,937 |
| Travel expenses | | 2,097 | 1,894 |
| Cost of software packages and others | 2.20 | 15,722 | 15,911 |
| Communication expenses | | 603 | 620 |
| Consultancy and professional charges | | 2,090 | 1,655 |
| Depreciation and amortization expenses | 2.2, 2.4.2 and 2.21 | 4,902 | 4,812 |
| Finance cost | | 416 | 416 |
| Other expenses | 2.20 | 5,343 | 4,787 |
| **Total expenses** | | **1,41,688** | **1,28,982** |
| Profit before exceptional item and tax | | **41,284** | **37,608** |
| Exceptional item | | | |
| Impact of Labour Codes | 2.20.1 | 1,289 | – |
| **Profit before tax** | | **39,995** | **37,608** |
| **Tax expense:** | | | |
| Current tax | 2.17 | 11,767 | 12,130 |
| Deferred tax | 2.17 | (1,246) | (1,272) |
| Profit for the year | | **29,474** | **26,750** |
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset, net | 2.22 | (288) | (92) |
| Equity instruments through other comprehensive income, net | 2.5 | 397 | 19 |
| | | **109** | **(73)** |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.11 | (1) | (24) |
| Exchange differences on translation of foreign operations | | 3,256 | 357 |
| Fair value changes on investments, net | 2.5 | (27) | 199 |
| | | **3,228** | **532** |
| Total other comprehensive income / (loss), net of tax | | **3,337** | **459** |
| Total comprehensive income for the year | | **32,811** | **27,209** |

# Consolidated Statement of Profit and Loss (contd.)

| Particulars | Note | Year ended March 31, 2026 | 2025 |
|---|---|---|---|
| Profit attributable to: | | | |
| Owners of the Company | | 29,440 | 26,713 |
| Non-controlling interests | | 34 | 37 |
| | | 29,474 | 26,750 |
| Total comprehensive income attributable to: | | | |
| Owners of the Company | | 32,750 | 27,167 |
| Non-controlling interests | | 61 | 42 |
| | | 32,811 | 27,209 |
| Earnings per equity share | | | |
| Equity shares of par value ₹ 5/- each | | | |
| Basic (₹) | 2.23 | 71.58 | 64.50 |
| Diluted (₹) | 2.23 | 71.46 | 64.34 |
| Weighted average equity shares used in computing earnings per equity share | | | |
| Basic (in shares) | 2.23 | 411,28,14,745 | 414,16,11,738 |
| Diluted (in shares) | 2.23 | 412,01,08,168 | 415,20,51,184 |

The accompanying notes form an integral part of the Consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Consolidated Statement of Changes in Equity

(In ₹ crore)

| Particulars | Equity share capital [1] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Capital reserve | Capital redemption reserve | Securities Premium | Retained earnings | General reserve | Share Options Outstanding Account | Special Economic Zone Re-investment reserve [2] | Other reserves [3] | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of Cash Flow Hedges | Other items of other comprehensive income / (loss) | | | |
| **Balance as at April 1, 2024** | **2,071** | **54** | **169** | **616** | **68,405** | **1,214** | **913** | **12,104** | **22** | **266** | **2,552** | **6** | **(276)** | **88,116** | **345** | **88,461** |
| **Changes in equity for the year ended March 31, 2025** | | | | | | | | | | | | | | | | |
| Profit for the year | – | – | – | – | 26,713 | – | – | – | – | – | – | – | – | 26,713 | 37 | 26,750 |
| Remeasurement of the net defined benefit liability/asset, net* *(Refer to Note 2.22)* | – | – | – | – | – | – | – | – | – | – | – | – | (92) | (92) | – | (92) |
| Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | 19 | – | – | – | 19 | – | 19 |
| Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)* | – | – | – | – | – | – | – | – | – | – | – | (24) | – | (24) | – | (24) |
| Exchange differences on translation of foreign operations | – | – | – | – | – | – | – | – | – | – | 352 | – | – | 352 | 5 | 357 |
| Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | – | – | – | 199 | 199 | – | 199 |
| **Total comprehensive income for the year** | – | – | – | – | **26,713** | – | – | – | – | **19** | **352** | **(24)** | **107** | **27,167** | **42** | **27,209** |
| Shares issued on exercise of employee stock options *(Refer to Note 2.12)* | 2 | – | – | 4 | – | – | – | – | – | – | – | – | – | 6 | – | 6 |

| Particulars | Equity share capital (1) | Other equity | | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | | |
| | | Capital reserve | Capital redemption reserve | Securities Premium | Retained earnings | General reserve | Share Options Outstanding Account | Special Economic Zone Re-investment reserve (2) | Other reserves (3) | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of Cash Flow Hedges | Other items of other comprehensive income / (loss) | | | | |
| Employee stock compensation expense *(Refer to Note 2.12)* | – | – | – | – | – | – | 785 | – | – | – | – | – | – | 785 | – | 785 |
| Transferred on account of exercise of stock options *(Refer to note 2.12)* | – | – | – | 471 | – | – | (471) | – | – | – | – | – | – | – | – | – |
| Transferred on account of options not exercised | – | – | – | – | – | 198 | (198) | – | – | – | – | – | – | – | – | – |
| Income tax benefit arising on exercise of stock options | – | – | – | – | – | – | 39 | – | – | – | – | – | – | 39 | – | 39 |
| Transfer to legal reserve | – | – | – | – | (2) | – | – | – | 2 | – | – | – | – | – | – | – |
| Dividends(*) | – | – | – | – | (20,295) | – | – | – | – | – | – | – | – | (20,295) | – | (20,295) |
| Dividends paid to non-controlling interest of subsidiary | – | – | – | – | – | – | – | – | – | – | – | – | – | – | (2) | (2) |
| Transferred to Special Economic Zone Re-investment reserve | – | – | – | – | (74) | – | – | 74 | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve to retained earnings | – | – | – | – | 2,999 | – | – | (2,999) | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | – | – | 881 | – | – | (881) | – | – | – | – | – | – | – | – |
| **Balance as at March 31, 2025** | **2,073** | **54** | **169** | **1,091** | **78,627** | **1,412** | **1,068** | **8,298** | **24** | **285** | **2,904** | **(18)** | **(169)** | **95,818** | **385** | **96,203** |

# Consolidated Statement of Changes in Equity (contd.)

| Particulars | Equity share capital [1] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Capital reserve | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment reserve [2] | Other reserves [3] | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Balance as at April 1, 2025 | 2,073 | 54 | 169 | 1,091 | 78,627 | 1,412 | 1,068 | 8,298 | 24 | 285 | 2,904 | (18) | (169) | 95,818 | 385 | 96,203 |
| Changes in equity for the year ended March 31, 2026 | | | | | | | | | | | | | | | | |
| Profit for the year | – | – | – | – | 29,440 | – | – | – | – | – | – | – | – | 29,440 | 34 | 29,474 |
| Remeasurement of the net defined benefit liability/asset, net* *(Refer to Note 2.22)* | – | – | – | – | – | – | – | – | – | – | – | – | (288) | (288) | – | (288) |
| Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | 397 | – | – | – | 397 | – | 397 |
| Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)* | – | – | – | – | – | – | – | – | – | – | – | (1) | – | (1) | – | (1) |
| Exchange differences on translation of foreign operations | – | – | – | – | – | – | – | – | – | – | 3,229 | – | – | 3,229 | 27 | 3,256 |
| Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)* | – | – | – | – | – | – | – | – | – | – | – | – | (27) | (27) | – | (27) |
| Total comprehensive income for the year | – | – | – | – | 29,440 | – | – | – | – | 397 | 3,229 | (1) | (315) | 32,750 | 61 | 32,811 |
| Shares issued on exercise of employee stock options *(Refer to Note 2.12)* | 1 | – | – | 1 | – | – | – | – | – | – | – | – | – | 2 | – | 2 |
| Employee stock compensation expense *(Refer to Note 2.12)* | – | – | – | – | – | – | 938 | – | – | – | – | – | – | 938 | – | 938 |
| Transferred on account of exercise of stock options *(Refer to Note 2.12)* | – | – | – | 449 | – | – | (449) | – | – | – | – | – | – | – | – | – |

| Particulars | Equity share capital (1) | Other equity | | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | | |
| | | Capital reserve | Capital redemption reserve | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment reserve (2) | Other reserves (3) | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | | |
| Transferred on account of options not exercised | – | – | – | – | – | 63 | (63) | – | – | – | – | – | – | – | – | – |
| Income tax benefit arising on exercise of stock options | – | – | – | – | – | – | 44 | – | – | – | – | – | – | 44 | – | 44 |
| Financial liability under option arrangements | – | – | – | – | (10) | – | – | – | – | – | – | – | – | (10) | – | (10) |
| Changes in the controlling stake of a subsidiary | – | – | – | – | 7 | – | – | – | – | – | – | – | – | 7 | 2 | 9 |
| Transfer to legal reserve | – | – | – | – | (9) | – | – | – | 9 | – | – | – | – | – | – | – |
| Buyback of equity shares *(Refer to Note 2.12)* | (50) | – | – | (1,244) | (16,346) | (360) | – | – | – | – | – | | – | (18,000) | – | (18,000) |
| Transaction cost relating to buyback *(Refer to Note 2.12)** | – | – | – | (17) | (27) | – | – | – | – | – | – | – | – | (44) | – | (44) |
| Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.12)* | – | – | 50 | – | – | (50) | – | – | – | – | – | – | – | – | – | – |
| Dividends (4) | – | – | – | – | (18,653) | – | – | – | – | – | – | – | – | (18,653) | – | (18,653) |
| Dividends paid to non-controlling interest of subsidiary | – | – | – | – | – | – | – | – | – | – | – | – | – | – | (3) | (3) |
| Transferred to Special Economic Zone Re-investment reserve | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve to retained earnings | – | – | – | – | 2,214 | – | – | (2,214) | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | – | – | 1,260 | – | – | (1,260) | – | – | – | – | – | – | – | – |
| **Balance as at March 31, 2026** | **2,024** | **54** | **219** | **280** | **76,503** | **1,065** | **1,538** | **4,824** | **33** | **682** | **6,133** | **(19)** | **(484)** | **92,852** | **445** | **93,297** |

* Net of tax

\# Net of treasury shares

@ The Special Economic Zone re-investment reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

@ Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the Consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Consolidated Statement of Cash Flows

**Accounting policy**

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Cash flow from operating activities | | | |
| Profit for the year | | 29,474 | 26,750 |
| **Adjustments to reconcile net profit to net cash provided by operating activities:** | | | |
| Income tax expense | 2.17 | 10,521 | 10,858 |
| Depreciation and amortization | 2.2, 2.4.2 and 2.21 | 4,902 | 4,812 |
| Interest and dividend income | 2.19 | (2,630) | (2,570) |
| Finance cost | | 416 | 416 |
| Impairment loss recognized / (reversed) under expected credit loss model | | 33 | 48 |
| Exchange differences on translation of assets and liabilities, net | | 954 | 79 |
| Stock compensation expense | 2.12 | 952 | 802 |
| Interest receivable on income tax refund | | (63) | (327) |
| Provision for post-sale client support | | (167) | (110) |
| Other adjustments | | 881 | 833 |
| **Changes in assets and liabilities** | | | |
| Trade receivables and unbilled revenue | | (5,177) | (1,769) |
| Loans, other financial assets and other assets | | (2,645) | (1,024) |
| Trade payables | | (26) | 176 |
| Other financial liabilities, other liabilities and provisions | | 5,209 | 2,322 |
| **Cash generated from operations** | | **42,634** | **41,296** |
| Income taxes paid | | (8,648) | (5,602) |
| **Net cash generated by operating activities** | | **33,986** | **35,694** |
| Cash flows from investing activities | | | |
| Expenditure on property, plant and equipment and intangibles, net of sale proceeds *(Refer to note 2.2)* | | (2,727) | (2,237) |
| Deposits placed with Corporation | | (944) | (1,225) |
| Redemption of deposits placed with Corporation | | 725 | 776 |
| Interest and dividend received | | 2,713 | 2,040 |
| Payment towards acquisition of business, net of cash acquired | 2.1 | (637) | (3,155) |
| Payment of contingent consideration pertaining to acquisition of business | | (13) | – |
| Escrow and other deposits pertaining to buyback | | (1,815) | – |
| Redemption of escrow and other deposits pertaining to buyback | | 1,815 | – |
| Other receipts | | 15 | 10 |
| Payments to acquire investments | | | |
| Tax-free bonds and government bonds | | (153) | (2) |
| Mutual fund units | | (72,878) | (73,048) |
| Certificates of deposit | | (14,035) | (6,978) |
| Commercial papers | | (3,255) | (6,403) |

# Consolidated Statement of Cash Flows (contd.)

| Particulars | Note | Year ended March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Non-convertible debentures | | (3,438) | (3,240) |
| Government securities | | (2,859) | – |
| Other investments | | (38) | (60) |
| Proceeds on sale of investments | | | |
| Tax-free bonds and government bonds | | 1,378 | 109 |
| Target maturity funds | | 487 | – |
| Mutual funds units | | 72,682 | 73,987 |
| Certificates of deposit | | 9,767 | 6,688 |
| Commercial papers | | 5,810 | 7,735 |
| Non-convertible debentures | | 4,083 | 2,591 |
| Government securities | | 5,259 | 455 |
| Other investments | | 4 | 11 |
| **Net cash generated / (used in) from investing activities** | | **1,946** | **(1,946)** |
| Cash flows from financing activities | | | |
| Payment of lease liabilities | | (2,824) | (2,355) |
| Payment of dividends | | (18,653) | (20,287) |
| Loan repayment of in-tech Holding GmbH | | – | (985) |
| Payment of dividend to non-controlling interest of subsidiary | | (3) | (2) |
| Shares issued on exercise of employee stock options | | 2 | 6 |
| Buyback of equity shares including transaction costs | | (18,058) | – |
| Other payments | | (250) | (538) |
| **Net cash used in financing activities** | | **(39,786)** | **(24,161)** |
| Net increase / (decrease) in cash and cash equivalents | | (3,854) | 9,587 |
| Effect of exchange rate changes on cash and cash equivalents | | 1,600 | 82 |
| Cash and cash equivalents at the beginning of the period | 2.9 | 24,455 | 14,786 |
| Cash and cash equivalents at the end of the period | 2.9 | **22,201** | **24,455** |
| **Supplementary information:** | | | |
| Restricted cash balance | 2.9 | 422 | 424 |

The accompanying notes form an integral part of the Consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

**Vikas Bagaria**
*Partner*
Membership No. 060408

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

# Overview and notes to the Consolidated Financial Statements

## 1. Overview

### 1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys' strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 23, 2026.

### 1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with the provisions of the Companies Act, 2013 ("the Act"), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability / (asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited consolidated financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

### 1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

*Refer to Note 2.25* for the list of subsidiaries and controlled trusts of the Company.

### 1.4 Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the *Consolidated financial statements* in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

### 1.5 Critical accounting estimates and judgments

#### a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from

such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfill the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes sub-contractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

### b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced *(Refer to Notes 2.17)*.

### c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management *(Refer to Note 2.1 and 2.4.2)*.

### d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology *(Refer to Note 2.2)*.

### e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins *(Refer to note 2.4.1)*.

## 2. Notes to the Consolidated financial statements

### 2.1 Business combinations

#### Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

#### Acquisition during the year ended March 31, 2026

During the year ended March 31, 2026, the Group, completed two business combinations by acquiring 100% partnership interests / voting interests in:

1. MRE Consulting Ltd., a leading energy and business consulting services company, headquartered in Texas, USA on April 30, 2025, which is expected to bring newer capabilities for the Group in trading and risk management, especially in the energy sector.
2. The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia on April 30, 2025, which is expected to further strengthen the Group's capabilities in the cybersecurity sector and bolster its presence in the fast growing Australian Market.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In ₹ crore)

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[(1)] | 118 | – | 118 |
| Intangible assets: | | | |
| Customer related | – | 222 | 222 |
| Vendor relationship | – | 55 | 55 |
| Brand | – | 20 | 20 |
| Deferred tax liabilities on intangible assets | – | (46) | (46) |
| **Total** | **118** | **251** | **369** |
| Goodwill | | | 444 |
| **Total purchase price** | | | **813** |

[(1)] Includes cash and cash equivalents acquired of ₹ 102 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill amounting to ₹79 crore is expected to be deductible for tax purposes.

The total purchase consideration of ₹813 crore includes upfront cash consideration of ₹743 crore and contingent consideration with an estimated fair value of ₹70 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 2-3%. The undiscounted value of contingent consideration as of March 31, 2026 was approximately ₹88 crore.

Additionally, these acquisitions have retention bonus and management incentives payable to the employees of the acquiree over 2-3 years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Retention bonus and management incentives are recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹194 crore as of acquisition date and as of March 31, 2026, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹34 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2026.

### Acquisition during the year ended March 31, 2025

#### InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In ₹ crore)

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[(1)] | 40 | – | 40 |
| Intangible assets: | | | |
| Customer-related | – | 60 | 60 |
| Brand | – | 13 | 13 |
| Deferred tax liabilities on intangible assets | – | (18) | (18) |
| **Total** | | | **95** |
| Goodwill | | | 103 |
| **Total purchase price** | | | **198** |

[(1)] Includes cash and cash equivalents acquired of ₹41 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of ₹198 crore includes cash of ₹168 crore and contingent consideration with an estimated fair value of ₹30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2026 was approximately ₹20 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹32 crore as of acquisition date and as of March 31, 2026, the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2025.

#### In-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH, a wholly-owned step down (As it is consistent with PY annual report and CY FS) subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys' engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In ₹ crore)

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Assets[(1)] | 731 | – | 731 |
| Liabilities | (364) | – | (364) |
| Intangible assets: | | | |
| Customer-related | – | 1,720 | 1,720 |
| Brand | – | 147 | 147 |
| Deferred tax liabilities on intangible assets | – | (511) | (511) |
| Goodwill | – | – | 2,490 |
| Loan | (985) | | (985) |
| **Total purchase price** | | | **3,228** |
| Loan repayment | | | 985 |
| **Total cash outflow** | | | **4,213** |

[(1)] Includes cash and cash equivalents acquired of ₹197 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (₹3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹139 crore as of acquisition date and as of March 31, 2026, the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2025.

### Proposed acquisitions

1. On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia's leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately ₹1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.
2. On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million (approximately ₹4,410 crore), excluding management incentives and retention bonus, subject to customary closing adjustments.

### Update on acquisition completed after the end of the reporting period

On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million (approximately ₹901 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently in April 2026, as on the date these financial statements were authorized for issuance, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC. Given the recent timing of the acquisition and pending completion of the valuations for identifiable net assets acquired and liabilities assumed, at the time these financial statements were authorized for issuance, the initial accounting for the business combination is incomplete. Accordingly, all the required disclosures for the business combination have not been made.

## 2.2 Property, plant and equipment

### Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

| | |
|---|---|
| Buildings[1] | 22-25 years |
| Plant and machinery[1][2] | 5 years |
| Office equipment | 5 years |
| Computer equipment[1] | 3-5 years |
| Furniture and fixtures[1] | 5 years |
| Vehicles[1] | 5 years |
| Leasehold improvements | Lower of useful life of the asset or lease term |

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

[2] Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

### Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Land – Freehold | Buildings [@] | Plant and machinery | Office equipment | Computer equipment | Furniture and fixtures | Leasehold Improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2025** | **1,479** | **11,721** | **3,461** | **1,628** | **9,306** | **2,340** | **1,307** | **48** | **31,290** |
| Additions | 27 | 713 | 270 | 137 | 1,524 | 195 | 64 | 1 | 2,931 |
| Additions on Business combinations *(Refer to Note 2.1)* | – | – | – | – | 3 | – | – | – | 3 |
| Deletions**# | (66) | (13) | (31) | (50) | (1,325) | (121) | (55) | (5) | (1,666) |
| Translation difference | – | 153 | 14 | 17 | 99 | 24 | 53 | – | 360 |
| **Gross carrying value as at March 31, 2026** | **1,440** | **12,574** | **3,714** | **1,732** | **9,607** | **2,438** | **1,369** | **44** | **32,918** |
| **Accumulated depreciation as at April 1, 2025** | **–** | **(5,358)** | **(2,813)** | **(1,337)** | **(7,013)** | **(1,929)** | **(1,019)** | **(43)** | **(19,512)** |
| Depreciation | – | (449) | (188) | (118) | (1,079) | (167) | (111) | (1) | (2,113) |
| Accumulated depreciation on deletions**# | – | 2 | 30 | 50 | 1,302 | 119 | 55 | 5 | 1,563 |
| Translation difference | – | (51) | (14) | (12) | (60) | (18) | (50) | – | (205) |
| **Accumulated depreciation as at March 31, 2026** | **–** | **(5,856)** | **(2,985)** | **(1,417)** | **(6,850)** | **(1,995)** | **(1,125)** | **(39)** | **(20,267)** |
| **Carrying value as at April 1, 2025** | **1,479** | **6,363** | **648** | **291** | **2,293** | **411** | **288** | **5** | **11,778** |
| **Carrying value as at March 31, 2026** | **1,440** | **6,718** | **729** | **315** | **2,757** | **443** | **244** | **5** | **12,651** |

** During the year ended March 31, 2026, certain assets which were not in use having gross book value of ₹1,165 crore (net book value: Nil) were retired.

\# Proceeds from sale of property, plant and equipment amounted to ₹271 crore for the year ended March 31, 2026.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 were as follows:

(In ₹ crore)

| Particulars | Land – Freehold | Buildings [@] | Plant and machinery | Office equipment | Computer equipment | Furniture and fixtures | Leasehold Improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2024** | **1,432** | **11,770** | **3,428** | **1,528** | **8,611** | **2,326** | **1,447** | **45** | **30,587** |
| Additions | 47 | 43 | 63 | 139 | 1,317 | 93 | 139 | 2 | 1,843 |
| Additions on Business combinations *(Refer to note 2.1)* | – | 1 | – | 11 | 6 | 23 | – | 2 | 43 |
| Deletions* | – | (113) | (31) | (52) | (633) | (101) | (290) | (1) | (1,221) |

| Particulars | Land – Freehold | Buildings [@] | Plant and machinery | Office equipment | Computer equipment | Furniture and fixtures | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|
| Translation difference | – | 20 | 1 | 2 | 5 | (1) | 11 | – | 38 |
| **Gross carrying value as at March 31, 2025** | **1,479** | **11,721** | **3,461** | **1,628** | **9,306** | **2,340** | **1,307** | **48** | **31,290** |
| **Accumulated depreciation as at April 1, 2024** | **–** | **(4,921)** | **(2,630)** | **(1,269)** | **(6,380)** | **(1,837)** | **(1,138)** | **(42)** | **(18,217)** |
| Depreciation | – | (444) | (203) | (118) | (1,249) | (187) | (157) | (2) | (2,360) |
| Accumulated depreciation on deletions*# | – | 13 | 21 | 51 | 616 | 94 | 286 | 1 | 1,082 |
| Translation difference | – | (6) | (1) | (1) | – | 1 | (10) | – | (17) |
| **Accumulated depreciation as at March 31, 2025** | **–** | **(5,358)** | **(2,813)** | **(1,337)** | **(7,013)** | **(1,929)** | **(1,019)** | **(43)** | **(19,512)** |
| **Carrying value as at April 1, 2024** | **1,432** | **6,849** | **798** | **259** | **2,231** | **489** | **309** | **3** | **12,370** |
| **Carrying value as at March 31, 2025** | **1,479** | **6,363** | **648** | **291** | **2,293** | **411** | **288** | **5** | **11,778** |

* During the year ended March 31, 2025, certain assets which were not in use having gross book value of ₹513 crore (net book value: Nil) were retired.

\# Proceeds from sale of property, plant and equipment amounted to ₹171 crore for the year ended March 31, 2025.

@ Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary 'Infosys Green Forum' (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by the Income Tax Commissioner (Exemption). IGF had filed an appeal before Income Tax Appellate Tribunal (ITAT) against the order. During fiscal 2026, ITAT had upheld the order of Commissioner (Exemption) and dismissed the IGF's appeals. IGF has filed an appeal before the Hon'ble High Court against the ITAT order.

## 2.3 Capital work-in-progress (CWIP)

The changes in capital work-in-progress for the year ended March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | **814** | **293** |
| Additions during the year | 2,612 | 2,316 |
| Capitalized during the year | (2,904) | (1,796) |
| Translation difference | 4 | 1 |
| **Balance at the end** | **526** | **814** |

Capital work-in-progress ageing schedule for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Amount in CWIP for a period of | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | Total |
| Projects in progress | 349 | 166 | 10 | 1 | 526 |
| | 576 | 204 | 22 | 12 | 814 |
| **Total capital work-in-progress** | **349** | **166** | **10** | **1** | **526** |
| | **576** | **204** | **22** | **12** | **814** |

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed is given below as of March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | To be completed in | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | Total |
| **Projects in progress** | | | | | |
| BN-SP-SDB | 114 | – | – | – | 114 |
| NO-SZ-SDB | 256 | – | – | – | 256 |
| **Total capital work-in-progress*** | **114** | **–** | **–** | **–** | **114** |
| | **256** | **–** | **–** | **–** | **256** |

* There are no subsidiaries in the Group having more than 10% of the total capital work in progress. Project execution plans are formulated based on capacity requirement assessments, and projects are executed accordingly.

## 2.4 Goodwill and other intangible assets

### 2.4.1 Goodwill

#### Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

#### Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

A summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Carrying value at the beginning** | 10,106 | 7,303 |
| Goodwill on acquisitions *(Refer to Note 2.1)* | 444 | 2,593 |
| Translation differences | 1,567 | 210 |
| **Carrying value at the end** | 12,117 | 10,106 |

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Segment | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Financial services | 1,842 | 1,510 |
| Retail | 1,123 | 961 |
| Communication | 813 | 691 |
| Energy, Utilities, Resources and Services | 1,763 | 1,337 |
| Manufacturing | 3,523 | 2,986 |
| Life Sciences | 1,155 | 975 |
| | 10,219 | 8,460 |
| Operating segments without significant goodwill | 785 | 650 |
| **Total** | **11,004** | **9,110** |

The goodwill pertaining to Panaya amounting to ₹1,113 crore and ₹996 crore as at March 31, 2026 and March 31, 2025, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(In %)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Long-term growth rate | 7-10 | 7-10 |
| Operating margins | 19-21 | 19-21 |
| Discount rate | 14 | 13 |

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2026, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the CGUs.

### 2.4.2 Other intangible assets

#### Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

#### Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2026 are as follows :

(In ₹ crore)

| Particulars | Customer-related | Software-related | Intellectual property rights-related | Brand or trademark-related | Others* | Total |
|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2025** | **4,383** | **1,280** | **1** | **519** | **801** | **6,984** |
| Additions | – | 184 | – | – | – | 184 |
| Acquisition through business combination *(Refer to Note 2.1)* | 222 | – | – | 20 | 55 | 297 |
| Deletions | – | (3) | – | – | – | (3) |
| Translation difference | 730 | 181 | – | 72 | 105 | 1,088 |
| **Gross carrying value as at March 31, 2026** | **5,335** | **1,642** | **1** | **611** | **961** | **8,550** |
| **Accumulated amortization as at April 1, 2025** | **(2,377)** | **(869)** | **(1)** | **(291)** | **(680)** | **(4,218)** |
| Amortization expense# | (644) | (121) | – | (65) | (79) | (909) |
| Deletions | – | 3 | – | – | – | 3 |
| Translation differences | (371) | (106) | – | (38) | (86) | (601) |
| **Accumulated amortization as at March 31, 2026** | **(3,392)** | **(1,093)** | **(1)** | **(394)** | **(845)** | **(5,725)** |
| **Carrying value as at April 1, 2025** | **2,006** | **411** | **–** | **228** | **121** | **2,766** |
| **Carrying value as at March 31, 2026** | **1,943** | **549** | **–** | **217** | **116** | **2,825** |
| **Estimated Useful Life (in years)** | **1-15** | **3-10** | **–** | **3-10** | **3-7** | |
| **Estimated Remaining Useful Life (in years)** | **1-9** | **1-4** | **–** | **1-5** | **1-2** | |

* Majorly includes intangibles related to vendor relationships

\# During the year ended March 31, 2026, a decline in the revenue estimates led to the carrying value of the customer-related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized ₹241 crore as the excess of carrying value over the estimated recoverable value for the year ended March 31, 2026.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 were as follows :

(In ₹ crore)

| Particulars | Customer-related | Software-related | Intellectual property rights-related | Brand or trademark-related | Others* | Total |
|---|---|---|---|---|---|---|
| **Gross carrying value as at April 1, 2024** | **2,512** | **1,110** | **1** | **349** | **782** | **4,754** |
| Additions | – | 143 | – | – | – | 143 |
| Acquisition through business combination *(Refer to Note 2.1)* | 1,780 | – | – | 160 | – | 1,940 |
| Deletions | – | – | – | – | – | – |
| Translation difference | 91 | 27 | – | 10 | 19 | 147 |
| **Gross carrying value as at March 31, 2025** | **4,383** | **1,280** | **1** | **519** | **801** | **6,984** |
| **Accumulated amortization as at April 1, 2024** | **(1,800)** | **(765)** | **(1)** | **(235)** | **(556)** | **(3,357)** |
| Amortization expense# | (530) | (87) | – | (50) | (110) | (777) |
| Deletions | – | – | – | – | – | – |
| Translation differences | (47) | (17) | – | (6) | (14) | (84) |
| **Accumulated amortization as at March 31, 2025** | **(2,377)** | **(869)** | **(1)** | **(291)** | **(680)** | **(4,218)** |
| **Carrying value as at April 1, 2024** | **712** | **345** | **–** | **114** | **226** | **1,397** |
| **Carrying value as at March 31, 2025** | **2,006** | **411** | **–** | **228** | **121** | **2,766** |
| **Estimated Useful Life (in years)** | **1-15** | **3-10** | **–** | **3-10** | **3-7** | |
| **Estimated Remaining Useful Life (in years)** | **1-9** | **1-4** | **–** | **1-6** | **1-3** | |

* Majorly includes intangibles related to vendor relationships

\# During the year ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer-related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized ₹188 crore as the excess of carrying value over the estimated recoverable value for the year ended March 31, 2025.

Research and Development (R&D) expenditure

Research and Development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2026 and March 31, 2025 are ₹1,832 crore and ₹1,296 crore, respectively.

## 2.5 Investments

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current investments | | |
| **Unquoted** | | |
| **Investments carried at fair value through other comprehensive income** | | |
| Preference securities | 628 | 167 |
| Equity instruments | 2 | 2 |
| | 630 | 169 |
| **Investments carried at fair value through profit or loss** | | |
| Target maturity fund units | – | 465 |
| Equity and preference securities | 52 | 25 |
| Others[(1)] | 263 | 196 |
| | 315 | 686 |
| **Quoted** | | |
| **Investments carried at amortized cost** | | |
| Government bonds | 24 | 16 |
| Tax-free bonds | 407 | 1,465 |
| | 431 | 1,481 |
| **Investments carried at fair value through other comprehensive income** | | |
| Non-convertible debentures | 3,278 | 3,320 |
| Equity securities | 61 | 57 |
| Government securities | 4,215 | 5,346 |
| | 7,554 | 8,723 |
| **Total non-current investments** | 8,930 | 11,059 |
| Current investments | | |
| **Unquoted** | | |
| **Investments carried at fair value through profit or loss** | | |
| Mutual fund units | 2,383 | 1,957 |
| | 2,383 | 1,957 |
| **Investments carried at fair value through other comprehensive income** | | |
| Commercial paper | 1,205 | 3,641 |
| Certificates of deposit | 8,008 | 3,504 |
| | 9,213 | 7,145 |
| **Quoted** | | |
| **Investments carried at amortized cost** | | |
| Government bonds | 100 | 15 |
| Tax-free bonds | – | 154 |
| | 100 | 169 |
| **Investments carried at fair value through other comprehensive income** | | |
| Non-convertible debentures | 911 | 1,549 |
| Government securities | 343 | 1,662 |
| | 1,254 | 3,211 |
| **Total current investments** | 12,950 | 12,482 |
| **Total investments** | 21,880 | 23,541 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Aggregate amount of quoted investments | 9,339 | 13,584 |
| Market value of quoted investments (including interest accrued), current | 1,356 | 3,369 |
| Market value of quoted investments (including interest accrued), non current | 8,009 | 10,392 |
| Aggregate amount of unquoted investments | 12,541 | 9,957 |
| Investments carried at amortized cost | 531 | 1,650 |
| Investments carried at fair value through other comprehensive income | 18,651 | 19,248 |
| Investments carried at fair value through profit or loss | 2,698 | 2,643 |

(1) Uncalled capital commitments outstanding as at March 31, 2026 and March 31, 2025 was ₹93 crore and ₹122 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In ₹ crore)

| Particulars | Year ended March 31, 2026 | | | Year ended March 31, 2025 | | |
|---|---|---|---|---|---|---|
| | Gross | Tax | Net | Gross | Tax | Net |
| **Net gain / (loss) on** | | | | | | |
| Non-convertible debentures | (14) | 2 | (12) | 54 | (6) | 48 |
| Commercial paper | (7) | 2 | (5) | 3 | (1) | 2 |
| Certificates of deposit | (19) | 4 | (15) | 3 | (1) | 2 |
| Government securities | 6 | (1) | 5 | 162 | (15) | 147 |
| Equity and preference securities | 464 | (67) | 397 | 20 | (1) | 19 |

**Method of fair valuation:**

(In ₹ crore)

| Class of investment | Method | Fair value as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Mutual fund units – carried at fair value through profit or loss | Quoted price | 2,383 | 1,957 |
| Target maturity fund units – carried at fair value through profit or loss | Quoted price | – | 465 |
| Tax-free bonds and government bonds – carried at amortized cost | Quoted price and market observable inputs | 552 | 1,812 |
| Non-convertible debentures – carried at fair value through other comprehensive income | Quoted price and market observable inputs | 4,189 | 4,869 |
| Government securities – carried at fair value through other comprehensive income | Quoted price and market observable inputs | 4,558 | 7,008 |
| Commercial papers – carried at fair value through other comprehensive income | Market observable inputs | 1,205 | 3,641 |
| Certificates of deposit – carried at fair value through other comprehensive income | Market observable inputs | 8,008 | 3,504 |
| Quoted equity securities – carried at fair value through other comprehensive income | Quoted price | 61 | 57 |
| Unquoted equity and preference securities – carried at fair value through profit or loss | Discounted cash flows method, Market multiples method, Option pricing model | 52 | 25 |
| Unquoted equity and preference securities – carried at fair value through other comprehensive income | Discounted cash flows method, Market multiples method, Option pricing model | 630 | 169 |
| Others – carried at fair value through profit or loss | Discounted cash flows method, Market multiples method, Option pricing model | 263 | 196 |
| **Total** | | 21,901 | 23,703 |

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

### 2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore, except otherwise stated)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Preference securities | | |
| Investments carried at fair value through other comprehensive income | | |
| Airviz, Inc. | – | – |
| 2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each | | |
| Whoop, Inc. | 576 | 129 |
| 1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each | | |
| Nivetti Systems Private Limited | 52 | 38 |
| 2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1/- each | | |
| Investments carried at fair value through profit or loss | | |
| Galaxeye Space Solutions Private Limited | 23 | 17 |
| 1,210 (1,210) Series A compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up | | |
| 4Basecare Precision Health Private Limited | 29 | 8 |
| 18,850 (18,850) Series A compulsorily convertible cumulative Preference shares of ₹1/- each, fully paid up | | |
| **Total investment in preference securities** | **680** | **192** |
| Equity instruments | | |
| Investments carried at fair value through other comprehensive income | | |
| Merasport Technologies Private Limited | – | – |
| 2,420 (2,420) equity shares at ₹8,052/- each, fully paid up, par value ₹10/- each | | |
| Global Innovation and Technology Alliance | 2 | 2 |
| 15,000 (15,000) equity shares at ₹1,000/- each, fully paid up, par value ₹1,000/- each | | |
| Ideaforge Technology Limited | 61 | 57 |
| 16,47,314 (16,47,314) equity shares at ₹10/-, fully paid up | | |
| Investments carried at fair value through profit or loss | | |
| Galaxeye Space Solutions Private Limited | – | – |
| 10 (10) equity shares at ₹1,36,080/- each, fully paid up, par value ₹10/- each | | |
| **Total investment in equity instruments** | **63** | **59** |
| Others – Investments carried at fair value through profit or loss | | |
| Stellaris Venture Partners India | 51 | 53 |
| UVC Fonds IV GmbH & Co. KG | 6 | 1 |
| The House Fund II, L.P. | 134 | 102 |
| The House Fund III, L.P. | 64 | 32 |
| Yali Deeptech Fund I | 8 | 8 |
| **Total investment in others** | **263** | **196** |
| **Total** | **1,006** | **447** |

### 2.6 Loans

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Loans considered good – Unsecured | | |
| Other loans | | |
| Loans to employees | 6 | 16 |
| | 6 | 16 |
| Loans credit impaired – Unsecured | | |
| Other loans | | |
| Loans to employees | 3 | 3 |
| *Less:* Allowance for credit impairment | (3) | (3) |
| | – | – |
| **Total non-current loans** | 6 | 16 |
| Current | | |
| Loans considered good – Unsecured | | |
| Other loans | | |
| Loans to employees | 234 | 249 |
| **Total current loans** | 234 | 249 |
| **Total loans** | 240 | 265 |

### 2.7 Other financial assets

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Security deposits(1) | 281 | 273 |
| Unbilled revenues(1)# | 1,417 | 2,031 |
| Restricted deposits(1)* | 79 | 82 |
| Net investment in lease(1) *(Refer to Note 2.21)* | 957 | 1,106 |
| Others(1) | 42 | 19 |
| **Total non-current other financial assets** | 2,776 | 3,511 |
| Current | | |
| Security deposits(1) | 75 | 65 |
| Restricted deposits(1)* | 3,170 | 2,949 |
| Unbilled revenues(1)# | 10,064 | 8,183 |
| Interest accrued but not due(1) | 448 | 842 |
| Foreign currency forward and options contracts(2)(3) | 83 | 192 |
| Net investment in lease(1) *(Refer to Note 2.21)* | 1,613 | 1,139 |
| Others(1) | 437 | 470 |
| **Total current other financial assets** | 15,890 | 13,840 |
| **Total other financial assets** | 18,666 | 17,351 |
| (1) Financial assets carried at amortized cost | 18,583 | 17,159 |
| (2) Financial assets carried at fair value through other comprehensive income | 56 | 28 |
| (3) Financial assets carried at fair value through profit or loss | 27 | 164 |

* Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time

### 2.8 Trade receivables

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current | | |
| Trade receivable considered good – Unsecured | 35,772 | 31,670 |
| *Less:* Allowance for expected credit loss | 538 | 512 |
| **Trade receivable considered good - Unsecured** | 35,234 | 31,158 |
| Trade receivable – credit impaired – Unsecured | 123 | 206 |
| *Less:* Allowance for credit impairment | 123 | 206 |
| **Trade receivable – credit impaired – Unsecured** | – | – |
| **Total trade receivables** | 35,234 | 31,158 |

The trade receivables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Not due | Outstanding for following periods from due date of payment | | | | | Total |
|---|---|---|---|---|---|---|---|
| | | Less than 6 months | 6 months to 1 year | 1-2 years | 2-3 years | More than 3 years | |
| Undisputed trade receivables – considered good | 28,651 | 6,986 | 118 | 6 | 9 | 2 | 35,772 |
| | 23,696 | 7,505 | 202 | 223 | 44 | – | 31,670 |
| Undisputed trade receivables – credit impaired | – | 3 | 15 | 12 | 4 | 71 | 105 |
| | – | 5 | 4 | 6 | 6 | 113 | 134 |
| Disputed trade receivables – considered good | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – |
| Disputed trade receivables – credit impaired | – | – | – | – | 3 | 15 | 18 |
| | – | – | – | 43 | 28 | 1 | 72 |
| | 28,651 | 6,989 | 133 | 18 | 16 | 88 | 35,895 |
| | 23,696 | 7,510 | 206 | 272 | 78 | 114 | 31,876 |
| *Less:* Allowance for credit loss | | | | | | | 661 |
| | | | | | | | 718 |
| **Total trade receivables** | | | | | | | 35,234 |
| | | | | | | | 31,158 |

## 2.9 Cash and cash equivalents

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balances with banks | | |
| In current and deposit accounts | 22,201 | 24,455 |
| Cash on hand | – | – |
| **Total cash and cash equivalents** | 22,201 | 24,455 |
| Balances with banks in unpaid dividend accounts | 45 | 45 |
| Deposit with more than 12 months maturity | 125 | 75 |

Cash and cash equivalents as at March 31, 2026 and March 31, 2025 include restricted cash and bank balances of ₹422 crore and ₹424 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

## 2.10 Other assets

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Capital advances | 154 | 208 |
| Advances other than capital advances | | |
| Others | | |
| Withholding taxes and others* | 626 | 534 |
| Unbilled revenues# | 321 | 201 |
| Defined benefit plan assets | 205 | 297 |
| Prepaid expenses | 775 | 282 |
| Deferred Contract Cost | | |
| Cost of obtaining a contract | 491 | 312 |
| Cost of fulfillment | 968 | 879 |
| **Total non-current other assets** | 3,540 | 2,713 |
| Current | | |
| Advances other than capital advances | | |
| Payment to vendors for supply of goods | 474 | 413 |
| Others | | |
| Unbilled revenues# | 5,419 | 4,668 |
| Withholding taxes and others* | 3,901 | 2,841 |
| Prepaid expenses | 4,265 | 3,080 |
| Deferred contract cost | | |
| Cost of obtaining a contract | 285 | 343 |
| Cost of fulfillment | 667 | 504 |
| Other receivables | 134 | 91 |
| **Total current other assets** | 15,145 | 11,940 |
| **Total other assets** | 18,685 | 14,653 |

# Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

* Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

### 2.11 Financial instruments

**Accounting policy**

**2.11.1 Initial recognition**

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

**2.11.2 Subsequent measurement**

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

**2.11.3 Derecognition of financial instruments**

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

**2.11.4 Fair value of financial instruments**

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of

assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

### 2.11.5 Impairment

The Group recognizes loss allowances using the Expected Credit Loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

### Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| **Assets:** | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.9)* | 22,201 | – | – | – | – | 22,201 | 22,201 |
| Investments *(Refer to Note 2.5)* | | | | | | | |
| Equity and preference securities | – | 52 | – | 691 | – | 743 | 743 |
| Tax-free bonds and government bonds | 531 | – | – | – | – | 531 | 552[1] |
| Mutual fund units | – | – | 2,383 | – | – | 2,383 | 2,383 |
| Non-convertible debentures | – | – | – | – | 4,189 | 4,189 | 4,189 |
| Government securities | – | – | – | – | 4,558 | 4,558 | 4,558 |
| Commercial paper | – | – | – | – | 1,205 | 1,205 | 1,205 |
| Certificates of deposit | – | – | – | – | 8,008 | 8,008 | 8,008 |
| Other investments | – | – | 263 | – | – | 263 | 263 |
| Trade receivables *(Refer to Note 2.8)* | 35,234 | – | – | – | – | 35,234 | 35,234 |
| Loans *(Refer to Note 2.6)* | 240 | – | – | – | – | 240 | 240 |
| Other financial assets *(Refer to Note 2.7)* | 18,583 | – | 27 | – | 56 | 18,666 | 18,645[2] |
| **Total** | **76,789** | **52** | **2,673** | **691** | **18,016** | **98,221** | **98,221** |
| **Liabilities:** | | | | | | | |
| Trade payables *(Refer to Note 2.14)* | 4,744 | – | – | – | – | 4,744 | 4,744 |
| Lease liabilities *(Refer to Note 2.21)* | 9,176 | – | – | – | – | 9,176 | 9,176 |
| Financial liability under option arrangements *(Refer to Note 2.13)* | – | – | 876 | – | – | 876 | 876 |
| Other financial liabilities *(Refer to Note 2.13)* | 18,361 | – | 642 | – | 55 | 19,058 | 19,058 |
| **Total** | **32,281** | **–** | **1,518** | **–** | **55** | **33,854** | **33,854** |

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹21 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In ₹ crore)

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets: | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.9)* | 24,455 | – | – | – | – | 24,455 | 24,455 |
| Investments *(Refer to Note 2.5)* | | | | | | | |
| Equity and preference securities | – | 25 | – | 226 | – | 251 | 251 |
| Tax-free bonds and government bonds | 1,650 | – | – | – | – | 1,650 | 1,812[1] |
| Mutual fund units | – | – | 1,957 | – | – | 1,957 | 1,957 |
| Target maturity fund units | – | – | 465 | – | – | 465 | 465 |
| Non-convertible debentures | – | – | – | – | 4,869 | 4,869 | 4,869 |
| Government securities | – | – | – | – | 7,008 | 7,008 | 7,008 |
| Commercial paper | – | – | – | – | 3,641 | 3,641 | 3,641 |
| Certificates of deposit | – | – | – | – | 3,504 | 3,504 | 3,504 |
| Other investments | – | – | 196 | – | – | 196 | 196 |
| Trade receivables *(Refer to Note 2.8)* | 31,158 | – | – | – | – | 31,158 | 31,158 |
| Loans *(Refer to Note 2.6)* | 265 | – | – | – | – | 265 | 265 |
| Other financial assets *(Refer to Note 2.7)* | 17,159 | – | 164 | – | 28 | 17,351 | 17,271[2] |
| **Total** | **74,687** | **25** | **2,782** | **226** | **19,050** | **96,770** | **96,852** |
| Liabilities: | | | | | | | |
| Trade payables *(Refer to Note 2.14)* | 4,164 | – | – | – | – | 4,164 | 4,164 |
| Lease liabilities *(Refer to Note 2.21)* | 8,227 | – | – | – | – | 8,227 | 8,227 |
| Financial liability under option arrangements *(Refer to Note 2.13)* | – | – | 667 | – | – | 667 | 667 |
| Other financial liabilities *(Refer to Note 2.13)* | 16,511 | – | 61 | – | 33 | 16,605 | 16,605 |
| **Total** | **28,902** | **–** | **728** | **–** | **33** | **29,663** | **29,663** |

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

### Fair value hierarchy

**Level 1** – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

**Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

**Level 3** – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | As at March 31, 2026 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments *(Refer to Note 2.5)* | | | | |
| Investments in mutual fund units | 2,383 | 2,383 | – | – |
| Investments in target maturity fund units | – | – | – | – |
| Investments in tax-free bonds | 428 | 428 | – | – |
| Investments in government bonds | 124 | 124 | – | – |
| Investments in non-convertible debentures | 4,189 | 3,572 | 617 | – |
| Investments in government securities | 4,558 | 4,389 | 169 | – |
| Investments in equity securities | 63 | 61 | – | 2 |
| Investments in preference securities | 680 | – | – | 680 |
| Investments in commercial paper | 1,205 | – | 1,205 | – |
| Investments in certificates of deposit | 8,008 | – | 8,008 | – |
| Other investments | 263 | – | – | 263 |
| Others | | | | |
| Derivative financial instruments – gain *(Refer to Note 2.7)* | 83 | – | 83 | – |
| Liabilities | | | | |
| Derivative financial instruments – loss *(Refer to Note 2.13)* | 593 | – | 593 | – |
| Financial liability under option arrangements *(Refer to Note 2.13)*[1] | 876 | – | – | 876 |
| Liability towards contingent consideration *(Refer to Note 2.13)*[2] | 104 | – | – | 104 |

[1] Discount rate ranges from 9.5 to 14.5%

[2] Discount rate ranges from 2.5 to 6%

During the year ended March 31, 2026, government securities and tax-free bonds of ₹93 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of ₹487 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In ₹ crore)

| Particulars | As at March 31, 2025 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments *(Refer to Note 2.5)* | | | | |
| Investments in mutual fund units | 1,957 | 1,957 | – | – |
| Investments in target maturity fund units | 465 | 465 | – | – |
| Investments in tax-free bonds | 1,781 | 1,227 | 554 | – |
| Investments in government bonds | 31 | 31 | – | – |
| Investments in non-convertible debentures | 4,869 | 4,869 | – | – |
| Investments in government securities | 7,008 | 6,972 | 36 | – |
| Investments in equity securities | 59 | 57 | – | 2 |
| Investments in preference securities | 192 | – | – | 192 |
| Investments in commercial paper | 3,641 | – | 3,641 | – |
| Investments in certificates of deposit | 3,504 | – | 3,504 | – |
| Other investments | 196 | – | – | 196 |

| Particulars | As at March 31, 2025 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Others | | | | |
| Derivative financial instruments – gain *(Refer to Note 2.7)* | 192 | – | 192 | – |
| Liabilities | | | | |
| Derivative financial instruments – loss *(Refer to Note 2.13)* | 63 | – | 63 | – |
| Financial liability under option arrangements *(Refer to Note 2.13)*[1] | 667 | – | – | 667 |
| Liability towards contingent consideration *(Refer to Note 2.13)*[2] | 31 | – | – | 31 |

[1] Discount rate ranges from 9 to 15%

[2] Discount rate - 6%

During the year ended March 31, 2025, government securities and non-convertible debentures of ₹297 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures and tax-free bonds of ₹554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

The movement of assets and liabilities valued using level 3 inputs for the year ended March 31, 2026 and March 31, 2025 is as follows:

i) Investments

(In ₹ crore)

| Particulars | As at March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2026 | | | 2025 | | |
| | Equity | Preference | Others | Equity | Preference | Others |
| Balance at the beginning | 2 | 192 | 196 | 2 | 91 | 198 |
| Purchase of investments | – | – | 38 | – | 25 | 35 |
| Fair value gain / (loss) recognised through profit and loss | – | 28 | 15 | – | – | (28) |
| Fair value gain / (loss) recognised through other comprehensive income | – | 443 | – | – | 75 | – |
| Sale of investments | – | – | (4) | – | – | (11) |
| Translation difference | – | 17 | 18 | – | 1 | 2 |
| **Balance at the end** | 2 | 680 | 263 | 2 | 192 | 196 |

ii) Financial liability under option arrangements

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balance at the beginning | 667 | 597 |
| Additions | 10 | – |
| Change in fair value | 91 | 55 |
| Translation difference | 108 | 15 |
| **Balance at the end** | 876 | 667 |

### iii) Liability towards contingent consideration

(In ₹ crore)

| Particulars | As at March 31, 2026 | 2025 |
|---|---|---|
| Balance at the beginning | 31 | – |
| Addition due to business combination *(Refer Note - 2.1)* | 70 | 30 |
| Finance cost | 3 | 1 |
| Payments | (13) | – |
| Translation difference | 13 | – |
| **Balance at the end** | **104** | **31** |

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact on the fair values of level 3 financial instruments.

## Financial risk management

### Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

### Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | US Dollar | Euro | United Kingdom Pound Sterling | Australian Dollar | Other currencies | Total |
|---|---|---|---|---|---|---|
| Net financial assets | 28,688 | 13,119 | 2,458 | 2,229 | 4,197 | 50,691 |
| Net financial liabilities | (14,708) | (4,566) | (1,351) | (1,246) | (2,713) | (24,584) |
| **Total** | **13,980** | **8,553** | **1,107** | **983** | **1,484** | **26,107** |

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2025 was as follows:

(In ₹ crore)

| Particulars | US Dollar | Euro | United Kingdom Pound Sterling | Australian Dollar | Other currencies | Total |
|---|---|---|---|---|---|---|
| Net financial assets | 26,821 | 11,791 | 2,228 | 1,356 | 3,090 | 45,286 |
| Net financial liabilities | (13,154) | (3,766) | (1,026) | (706) | (2,161) | (20,813) |
| **Total** | **13,667** | **8,025** | **1,202** | **650** | **929** | **24,473** |

### Sensitivity analysis between Indian rupee and US Dollar

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Impact on the Group's incremental operating margins | 0.44% | 0.43% |

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

### Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

| Particulars | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | In million | In ₹ crore | In million | In ₹ crore |
| Derivatives designated as cash flow hedges | | | | |
| **Forward contracts** | | | | |
| In Swiss Franc | – | – | 53 | 513 |
| **Option Contracts** | | | | |
| In Euro | 417 | 4,546 | 341 | 3,140 |
| In Australian Dollar | 87 | 566 | 93 | 500 |
| In Swiss Franc | 26 | 303 | – | – |
| In United Kingdom Pound Sterling | 18 | 230 | 17 | 188 |
| Other derivatives | | | | |
| **Forward contracts** | | | | |
| In US Dollar | 1,509 | 14,307 | 1,284 | 10,976 |
| In Euro | 853 | 9,298 | 698 | 6,432 |
| In Singapore Dollar | 149 | 1,093 | 133 | 849 |
| In Swiss Franc | 70 | 837 | 51 | 495 |
| In United Kingdom Pound Sterling | 65 | 811 | 53 | 589 |
| In Australian Dollar | 58 | 377 | 24 | 126 |
| In Norwegian Krone | 300 | 291 | 167 | 136 |
| In Hong Kong Dollar | 106 | 128 | 40 | 44 |
| In New Zealand Dollar | 22 | 122 | 37 | 181 |
| In South African Rand | 152 | 84 | – | – |
| In Danish Krone | 50 | 73 | 152 | 188 |
| In Hungarian Forint | 2,280 | 64 | 2,000 | 44 |
| In Canadian Dollar | 7 | 45 | – | – |
| In Czech Koruna | 99 | 44 | 176 | 64 |
| In Philippine Peso | – | – | 500 | 75 |
| **Option Contracts** | | | | |
| In US Dollar | 685 | 6,499 | 796 | 6,800 |
| In Euro | 48 | 523 | 179 | 1,648 |
| In Australian Dollar | 25 | 163 | 11 | 57 |
| In United Kingdom Pound Sterling | 10 | 125 | – | – |
| **Total forwards and options contracts** | | 40,529 | | 33,045 |

The Group recognized a net loss of ₹2,309 crore during the year ended March 31, 2026 and a net loss of ₹99 crore for the year ended March 31, 2025, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Not later than one month | 20,734 | 15,506 |
| Later than one month and not later than three months | 18,657 | 16,641 |
| Later than three months and not later than one year | 1,138 | 898 |
| **Total** | **40,529** | **33,045** |

During the year ended March 31, 2026 and March 31, 2025, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2026 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Gain / (Loss)** | | |
| Balance at the beginning of the year | (18) | 6 |
| Gain / (Loss) recognized in other comprehensive income during the year | (306) | (5) |
| Amount reclassified to profit or loss during the year | 304 | (27) |
| Tax impact on above | 1 | 8 |
| **Balance at the end of the year** | **(19)** | **(18)** |

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

| Particulars | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | Derivative financial asset | Derivative financial liability | Derivative financial asset | Derivative financial liability |
| Gross amount of recognized financial asset/liability | 179 | (689) | 250 | (121) |
| Amount set off | (96) | 96 | (58) | 58 |
| **Net amount presented in Balance Sheet** | **83** | **(593)** | **192** | **(63)** |

## Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹35,234 crore and ₹31,158 crore as at March 31, 2026 and March 31, 2025, respectively and unbilled revenues amounting to ₹17,221 crore and ₹15,083 crore as at March 31, 2026 and March 31, 2025, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Revenue from top five customers | 12.9 | 13.2 |
| Revenue from top ten customers | 20.5 | 20.5 |

## Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2026 and March 31, 2025 was ₹75 crore and ₹108 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Balance at the beginning | 973 | 953 |
| Impairment loss recognized / (reversed), net | 75 | 108 |
| Amounts written off | (270) | (91) |
| Translation differences | 108 | 3 |
| **Balance at the end** | **886** | **973** |

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

## Credit exposure

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Trade receivables | 35,234 | 31,158 |
| Unbilled revenues | 17,221 | 15,082 |

Days sales outstanding was 67 days and 69 days as of March 31, 2026 and March 31, 2025, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

The investments of the Group primarily include investment in mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

## Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2026, the Group had a working capital of ₹51,167 crore including cash and cash equivalents of ₹22,201 crore and current investments of ₹12,950 crore. As at March 31, 2025, the Group had a working capital of ₹54,249 crore including cash and cash equivalents of ₹24,455 crore and current investments of ₹12,482 crore.

As at March 31, 2026 and March 31, 2025, the outstanding compensated absences were ₹3,641 crore and ₹3,007 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.21 Leases for remaining contractual maturities of lease liabilities.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 4,744 | – | – | – | 4,744 |
| Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)* | 839 | – | 142 | – | 981 |
| Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)* | 75 | 33 | – | – | 108 |
| Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)* | 16,539 | 1,617 | 201 | 4 | 18,361 |

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2025 were as follows:

(In ₹ crore)

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 4,164 | – | – | – | 4,164 |
| Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)* | 612 | – | 149 | – | 761 |
| Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)* | 12 | 21 | – | – | 33 |
| Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)* | 14,606 | 1,750 | 145 | 12 | 16,513 |

## 2.12 Equity

### Accounting policy

#### Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

#### Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

### Description of reserves

#### Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

#### Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

#### Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

#### Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

#### Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Section 10AA (2) of the Income Tax Act, 1961.

#### Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

#### Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

#### Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

### 2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Authorized | | |
| Equity shares, ₹5 par value | | |
| 480,00,00,000 (480,00,00,000) equity shares | 2,400 | 2,400 |
| Issued, subscribed and paid-up | | |
| Equity shares, ₹5 par value[1] | 2,024 | 2,073 |
| 404,69,40,812 (414,36,07,528) equity shares fully paid-up[2] | | |
| | 2,024 | 2,073 |

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

[1] Refer to Note 2.23 for details of basic and diluted shares

[2] Net of treasury shares 86,50,911 (96,55,927)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

#### In the period of five years immediately preceding March 31, 2026:

#### Buyback

In the period of five years immediately preceding March 31, 2026, the Company had purchased and extinguished a total of 21,62,33,685 fully paid-up equity shares of face value ₹5/- each from the stock exchange.

#### Capital Allocation Policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

#### Buyback completed in December 2025

In line with the Capital Allocation Policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount of ₹18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of ₹1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of ₹18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of ₹50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

### 2.12.2 Shareholding of promoter

The details of shares held by promoters as at March 31, 2026 and the change during the year ended March 31, 2026 are as follows:

| Promoter name | No. of shares | % of total shares | % change during the year |
|---|---|---|---|
| Sudha Gopalakrishnan | 9,53,57,000 | 2.35 | – |
| Rohan Murty | 6,08,12,892 | 1.50 | – |
| S. Gopalakrishnan | 3,18,53,808 | 0.79 | – |
| Nandan M. Nilekani | 4,07,83,162 | 1.01 | – |
| Akshata Murty | 3,89,57,096 | 0.96 | – |
| Asha Dinesh | 3,85,79,304 | 0.95 | – |
| Sudha N. Murty | 3,45,50,626 | 0.85 | – |
| Rohini Nilekani | 3,43,35,092 | 0.85 | – |
| Dinesh Krishnaswamy | 3,24,79,590 | 0.80 | – |
| Shreyas Shibulal | 1,79,37,000 | 0.44 | (10.00) |
| N. R. Narayana Murthy | 1,51,45,638 | 0.37 | – |
| Nihar Nilekani | 1,26,77,752 | 0.31 | – |
| Janhavi Nilekani | 85,89,721 | 0.21 | – |
| Kumari Shibulal | 49,45,935 | 0.12 | – |
| Deeksha Dinesh | 76,46,684 | 0.19 | – |
| Divya Dinesh | 76,46,684 | 0.19 | – |
| Meghana Gopalakrishnan | 1,48,34,928 | 0.37 | – |
| Shruti Shibulal | 87,05,651 | 0.21 | – |
| S. D. Shibulal | 52,08,673 | 0.13 | – |
| **Promoters Group** | | | |
| Ekagrah Rohan Murty | 15,00,000 | 0.04 | – |
| Gaurav Manchanda | 57,73,233 | 0.14 | – |
| Milan Shibulal Manchanda | 61,06,302 | 0.15 | – |
| Nikita Shibulal Manchanda | 61,06,302 | 0.15 | – |
| Bhairavi Madhusudhan Shibulal | 48,85,500 | 0.12 | (9.99) |
| Shray Chandra | 7,19,424 | 0.02 | – |
| Tanush Nilekani Chandra | 33,56,017 | 0.08 | – |

The percentage shareholding above has been computed considering the outstanding number of shares of 405,55,91,723 as at March 31, 2026.

### Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(In ₹)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Interim dividend for fiscal 2026 | 23.00 | – |
| Final dividend for fiscal 2025 | 22.00 | – |
| Interim dividend for fiscal 2025 | – | 21.00 |
| Special dividend for fiscal 2024 | – | 8.00 |
| Final dividend for fiscal 2024 | – | 20.00 |

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of ₹18,653 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 23, 2026 recommended a final dividend of ₹25/-per equity share for the financial year ended March 31, 2026. The payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026 and if approved, would result in a net cash outflow of approximately ₹10,117 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2026 and March 31, 2025 are as follows:

| Name of the shareholder | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | Number of shares | % held | Number of shares | % held |
| Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership) | 30,50,54,064 | 7.52 | 43,98,60,715 | 10.59 |
| Life Insurance Corporation of India | 43,27,82,872 | 10.67 | 38,81,12,531 | 9.34 |

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore, except as stated otherwise)

| Particulars | As at March 31, 2026 | | As at March 31, 2025 | |
|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount |
| **As at the beginning of the year** | **414,36,07,528** | **2,073** | **413,99,50,635** | **2,071** |
| *Add:* Shares issued on exercise of employee stock options | 33,33,284 | 1 | 36,56,893 | 2 |
| *Less:* Shares bought back | 10,00,00,000 | 50 | – | – |
| **As at the end of the year** | **404,69,40,812** | **2,024** | **414,36,07,528** | **2,073** |

## Employee Stock Option Plan (ESOP):

### Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

### Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

### 2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

The Controlled trust holds 86,50,911 and 96,55,927 shares as at March 31, 2026 and March 31, 2025, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2026 and March 31, 2025.

The summary of grants made during year ended March 31, 2026 and March 31, 2025 is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **2015 Plan: RSU** | | |
| Equity-settled RSUs | | |
| Key Management Personnel (KMP) | 3,77,609 | 380,842 |
| Employees other than KMP | 22,54,341 | 18,74,690 |
| | **26,31,950** | **22,55,532** |
| Cash-settled RSUs | | |
| Key Management Personnel (KMP) | – | – |
| Employees other than KMP | 1,19,800 | 94,050 |
| | **1,19,800** | **94,050** |
| **2015 Plan: Employee Stock Options (ESOPs)** | | |
| Equity-settled RSUs | | |
| Key Management Personnel (KMP) | 2,37,370 | – |
| Employees other than KMP | 54,12,790 | – |
| | **56,50,160** | – |
| Cash-settled RSUs | | |
| Key Management Personnel (KMP) | – | – |
| Employees other than KMP | 1,08,180 | – |
| | **1,08,180** | – |
| **Total Grants under 2015 Plan** | **85,10,090** | **23,49,582** |
| **2019 Plan: RSU** | | |
| Equity-settled RSUs | | |
| Key Management Personnel (KMP) | 1,26,966 | 1,19,699 |
| Employees other than KMP | 44,22,390 | 36,24,646 |
| | **45,49,356** | **37,44,345** |
| **Total Grants under 2019 Plan** | **45,49,356** | **37,44,345** |

### Notes on grants to KMP

#### CEO & MD

Under the 2015 Plan

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

- 2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.
- 13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore. These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026 for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share based payment*. The grant date for this purpose in accordance with Ind AS 102, *Share based payment*, is July 1, 2022.

#### Under the 2019 Plan

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance-based RSUs were granted effective May 2, 2025.

### Other KMP

#### Under the 2015 Plan

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time-based grants of 2,37,370 ESOPs to other KMP under the 2015 Plan. These ESOPs will vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over four years.

#### Under the 2019 Plan

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 60,600 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Granted to: | | |
| KMP | 70 | 70 |
| Employees other than KMP | 882 | 732 |
| **Total[1]** | **952** | **802** |
| [1] Cash-settled stock compensation expense included in the above | 16 | 17 |

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the year ended March 31, 2026 and March 31, 2025 is set out as follows:

| Particulars | Year ended March 31, 2026 | | Year ended March 31, 2025 | |
|---|---|---|---|---|
| | Shares arising out of options | Weighted average exercise price (₹) | Shares arising out of options | Weighted average exercise price (₹) |
| 2015 Plan: RSU | | | | |
| Outstanding at the beginning | 72,59,464 | 5.00 | 80,76,058 | 5.00 |
| Granted | 26,31,950 | 5.00 | 22,55,532 | 5.00 |
| Exercised | 18,65,144 | 5.00 | 20,80,865 | 5.00 |
| Forfeited and expired | 6,46,821 | 5.00 | 9,91,261 | 5.00 |
| **Outstanding at the end** | **73,79,449** | **5.00** | **72,59,464** | **5.00** |
| Exercisable at the end | 10,43,401 | 4.98 | 6,29,138 | 4.97 |
| 2015 Plan: Employee Stock Options (ESOPs) | | | | |
| Outstanding at the beginning | 17,554 | 499 | 82,050 | 551 |
| Granted | 56,50,160 | 1,580 | – | – |
| Exercised | 14,728 | 499 | 61,672 | 573 |
| Forfeited and expired | 2,91,820 | 1,586 | 2,824 | 499 |
| **Outstanding at the end** | **53,61,166** | **1,663** | **17,554** | **499** |
| Exercisable at the end | 28,096 | 1,448 | 17,554 | 499 |
| 2019 Plan: RSU | | | | |
| Outstanding at the beginning | 80,72,635 | 5.00 | 80,23,855 | 5.00 |
| Granted | 45,49,356 | 5.00 | 37,44,345 | 5.00 |
| Exercised | 14,53,412 | 5.00 | 15,14,356 | 5.00 |
| Forfeited and expired | 7,45,697 | 5.00 | 21,81,209 | 5.00 |
| **Outstanding at the end** | **1,04,22,882** | **5.00** | **80,72,635** | **5.00** |
| Exercisable at the end | 23,53,433 | 5.00 | 7,70,321 | 5.00 |

The weighted average share price of option exercised is as follows:

(In ₹)

| Particulars | 2019 Plan | | 2015 Plan | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Weighted average share price of options exercised | 1,471 | 1,587 | 1,488 | 1,601 |

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2026 is as follows:

| Range of exercise prices per share (₹) | 2019 Plan – Options outstanding | | | 2015 Plan – Options outstanding | | |
|---|---|---|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 0 – 5 (RSU) | 10,422,882 | 1.19 | 5.00 | 7,379,449 | 1.37 | 5.00 |
| 490 – 1,700 (ESOP) | – | – | – | 53,61,166 | 7.17 | 1,663 |

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2025 was as follows:

| Range of exercise prices per share (₹) | 2019 Plan – Options outstanding | | | 2015 Plan – Options outstanding | | |
|---|---|---|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 0 – 5 (RSU) | 8,072,635 | 1.23 | 5.00 | 72,59,464 | 1.51 | 5.00 |
| 450 – 640 (ESOP) | – | – | – | 17,554 | 0.58 | 499 |

As at March 31, 2026 and March 31, 2025, 3,87,949 and 2,88,384 cash-settled options were outstanding respectively. The carrying value of liability towards cash-settled, share-based payments was ₹15 crore and ₹18 crore as at March 31, 2026 and March 31, 2025, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions:

| Particulars | For options granted in | | | | | |
|---|---|---|---|---|---|---|
| | Fiscal 2026-Equity Shares-RSU | Fiscal 2026-ADR-RSU | Fiscal 2026-Equity Shares-ESOP | Fiscal 2026-ADS-ESOP | Fiscal 2025-Equity Shares-RSU | Fiscal 2025-ADS-RSU |
| Weighted average share price (₹) / ($ ADS) | 1,641 | 17.55 | 1,554 | 17.93 | 1,808 | 21.44 |
| Exercise price (₹) / ($ ADS) | 5.00 | 0.10 | 1,554 | 17.93 | 5.00 | 0.07 |
| Expected volatility (%) | 23–26 | 25–29 | 25–28 | 26–30 | 21–26 | 23–28 |
| Expected life of the option (years) | 1–4 | 1–4 | 3–7 | 3-7 | 1–4 | 1–4 |
| Expected dividends (%) | 2–3 | 2–3 | 2–3 | 2–3 | 2–3 | 2–3 |
| Risk-free interest rate (%) | 6 | 4 | 6 | 4 | 7 | 4–5 |
| Weighted average fair value as on grant date (₹) / ($ ADS) | 1,331 | 14.16 | 390 | 4.09 | 1,555 | 18.20 |

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

## 2.13 Other financial liabilities

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Non-current | | |
| Others | | |
| Accrued compensation to employees[1] | 10 | 12 |
| Accrued expenses[1] | 1,725 | 1,890 |
| Compensated absences | 117 | 99 |
| Financial liability under option arrangements[2]# | 122 | 115 |
| Payable for acquisition of business – Contingent consideration[2] | 31 | 20 |
| Other payables[1] | 87 | 5 |
| **Total non-current other financial liabilities** | **2,092** | **2,141** |
| Current | | |
| Unpaid dividends[1] | 45 | 45 |
| Others | | |
| Accrued compensation to employees[1] | 5,898 | 4,924 |
| Accrued expenses[1] | 9,683 | 8,467 |
| Payable for acquisition of business – Contingent consideration[2] | 73 | 11 |
| Payable by controlled trusts[1] | 173 | 173 |
| Compensated absences | 3,524 | 2,908 |
| Financial liability under option arrangements[2]# | 754 | 552 |
| Foreign currency forward and options contracts[2][3] | 593 | 63 |
| Capital creditors[1] | 284 | 520 |
| Other payables [1] | 456 | 475 |
| **Total current other financial liabilities** | **21,483** | **18,138** |
| **Total other financial liabilities** | **23,575** | **20,279** |
| [1] Financial liability carried at amortized cost | 18,361 | 16,511 |
| [2] Financial liability carried at fair value through profit or loss | 1,518 | 728 |
| [3] Financial liability carried at fair value through other comprehensive income | 55 | 33 |
| Financial liability under option arrangements on an undiscounted basis | 981 | 761 |
| Financial liability towards contingent consideration on an undiscounted basis | 108 | 33 |

\# Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

## 2.14 Trade payables

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Outstanding dues of micro enterprises and small enterprises (MSME) | 12 | 8 |
| Outstanding dues of creditors other than micro enterprises and small enterprises | 4,732 | 4,156 |
| **Total trade payables** | **4,744** | **4,164** |

The trade payables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Not due | Outstanding for following periods from due date of payment | | | | Total |
|---|---|---|---|---|---|---|
| | | Less than 1 year | 1-2 years | 2-3 years | More than 3 years | |
| Outstanding dues to MSME | 12 | – | – | – | – | 12 |
| | 8 | – | – | – | – | 8 |
| Others | 4,622 | 110 | – | – | – | 4,732 |
| | 3,742 | 414 | – | – | – | 4,156 |
| **Total trade payables** | **4,634** | **110** | **–** | **–** | **–** | **4,744** |
| | **3,750** | **414** | **–** | **–** | **–** | **4,164** |

**Relationship with struck off companies.**

There are no transactions with struck off companies for the year ending March 31, 2026 and March 31, 2025.

### 2.15 Other liabilities

(In ₹ crore)

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| Non-current | | |
| Others | | |
| Accrued defined benefit liability | 473 | 115 |
| Others | 88 | 100 |
| **Total non-current other liabilities** | **561** | **215** |
| Current | | |
| Unearned revenue | 11,838 | 8,492 |
| Others | | |
| Withholding taxes and others | 3,881 | 3,256 |
| Accrued defined benefit liability | 49 | 6 |
| Others | 11 | 11 |
| **Total current other liabilities** | **15,779** | **11,765** |
| **Total other liabilities** | **16,340** | **11,980** |

### 2.16 Provisions

#### Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In ₹ crore)

| Particulars | Year ended March 31, 2026 | 2025 |
|---|---|---|
| Current | | |
| Others | | |
| Post-sales client support and others | 1,512 | 1,325 |
| Other provisions pertaining to settlement *(Refer to note 2.24.2)* | – | 150 |
| **Total provisions** | **1,512** | **1,475** |

The movement in the provision for post-sales client support and others is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, 2026 |
|---|---|
| **Balance at the beginning** | **1,325** |
| Provision recognized / (reversed) | 482 |
| Provision utilized | (445) |
| Translation difference | 150 |
| **Balance at the end** | **1,512** |

Provision for post-sales client support majorly represents costs associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

### 2.17 Income taxes

#### Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current taxes | 11,767 | 12,130 |
| Deferred taxes | (1,246) | (1,272) |
| **Income tax expense** | **10,521** | **10,858** |

A summary of reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit before income taxes | 39,995 | 37,608 |
| Enacted tax rates in India | 25.17% | 25.17% |
| Computed expected tax expense | 10,066 | 9,465 |
| Overseas taxes | 1,114 | 1,109 |
| Tax provision (reversals) | (877) | 132 |
| Effect of exempt non-operating income | (13) | (31) |
| Effect of unrecognized deferred tax assets | 99 | 161 |
| Effect of differential tax rates | (69) | (79) |
| Effect of non-deductible expenses | 336 | 276 |
| Others | (135) | (175) |
| **Income tax expense** | **10,521** | **10,858** |

The applicable Indian corporate statutory tax rate for the year ended March 31, 2026 is 25.17% and for the year ended March 31, 2025 is 25.17%.

Income tax expense for the year ended March 31, 2026 and March 31, 2025 includes reversal (net of provisions) of ₹877 crore and provisions (net of reversals) of ₹132 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2026, the Company received orders under Section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of ₹381 crore was recognized and provision for income tax aggregating ₹869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹86 crore has been reduced from contingent liabilities.

During the year ended March 31, 2025, the Company received orders under Section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of ₹327 crore was recognised and provision for income tax aggregating ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,068 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity)

Deferred income tax for the year ended March 31, 2026 and March 31, 2025 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code.

As at March 31, 2026, Infosys' US branch net assets amounted to approximately ₹7,736 crore. As at March 31, 2026, the Company has a deferred tax liability for Branch Profit Tax of ₹207 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹19,270 crore and ₹16,593 crore as at March 31, 2026 and March 31, 2025, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹4,868 crore and ₹4,597 crore as at March 31, 2026 and March 31, 2025, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2026 are as follows:

(In ₹ crore)

| Year | As at March 31, 2026 |
|---|---|
| 2027 | 145 |
| 2028 | 365 |
| 2029 | 741 |
| 2030 | 481 |
| 2031 | 193 |
| Thereafter | 2,943 |
| **Total** | **4,868** |

The details of expiration of unused tax losses as at March 31, 2025 were as follows:

(In ₹ crore)

| Year | As at March 31, 2025 |
|---|---|
| 2026 | 209 |
| 2027 | 140 |
| 2028 | 508 |
| 2029 | 686 |
| 2030 | 443 |
| Thereafter | 2,611 |
| **Total** | **4,597** |

The details of income tax assets and income tax liabilities as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Income tax assets | 2,501 | 4,597 |
| Current income tax liabilities | 5,644 | 4,853 |
| **Net current income tax asset / (liability) at the end** | (3,143) | **(256)** |

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Net current income tax asset / (liability) at the beginning** | (256) | **5,857** |
| Income tax paid* | 8,648 | 5,602 |
| Interest income on income tax refund | 381 | 327 |
| Current income tax expense | (11,767) | (12,130) |
| Income tax benefit arising on exercise of stock options | 44 | 39 |
| Additions through business combination | (2) | (1) |
| Tax impact on buyback expenses | 15 | - |
| Income tax on other comprehensive income | - | 19 |
| Translation differences | (206) | 31 |
| **Net current income tax asset / (liability) at the end** | (3,143) | **(256)** |

* net of refund

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2026 is as follows:

(In ₹ crore)

| Particulars | Carrying value as at April 1, 2025 | Changes through profit and loss | Addition through business combination | Changes through OCI | Translation difference | Carrying value as at March 31, 2026 |
|---|---|---|---|---|---|---|
| Deferred income tax assets / (liabilities) | | | | | | |
| Property, plant and equipment | 239 | (90) | – | – | (16) | 133 |
| Lease liabilities | 154 | 87 | – | – | 1 | 242 |
| Accrued compensation to employees | 80 | 43 | – | – | 13 | 136 |
| Trade receivables | 220 | (27) | – | – | 2 | 195 |
| Compensated absences | 706 | 124 | 3 | – | 10 | 843 |
| Post sales client support | 68 | (28) | – | – | 3 | 43 |
| Credits related to branch profits | 791 | (59) | – | – | 51 | 783 |
| Derivative financial instruments | (28) | 157 | – | 1 | 1 | 131 |
| Intangible assets | 71 | 6 | – | – | 8 | 85 |
| Intangibles arising on business combinations | (684) | 177 | (46) | – | (114) | (667) |
| Branch profit tax | (1,062) | 146 | – | – | (74) | (990) |
| SEZ re-investment reserve | (1,433) | 543 | – | – | – | (890) |
| Interest receivable on income tax refund | (71) | 66 | – | – | – | (5) |
| Others | 335 | 101 | 10 | 32 | 68 | 546 |
| **Total deferred income tax assets / (liabilities)** | **(614)** | **1,246** | **(33)** | **33** | **(47)** | **585** |

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2025 was as follows:

(In ₹ crore)

| Particulars | Carrying value as at April 1, 2024 | Changes through profit and loss | Addition through business combination | Changes through OCI | Translation difference | Carrying value as at March 31, 2025 |
|---|---|---|---|---|---|---|
| Deferred income tax assets / (liabilities) | | | | | | |
| Property, plant and equipment | 244 | (4) | – | – | (1) | 239 |
| Lease liabilities | 198 | (45) | – | – | 1 | 154 |
| Accrued compensation to employees | 62 | 18 | – | – | – | 80 |
| Trade receivables | 223 | (3) | – | – | – | 220 |
| Compensated absences | 627 | 77 | 2 | – | – | 706 |
| Post-sales client support | 56 | 11 | – | – | 1 | 68 |
| Credits related to branch profits | 811 | (37) | – | – | 17 | 791 |
| Derivative financial instruments | (11) | (25) | – | 8 | – | (28) |
| Intangible assets | 64 | 5 | – | – | 2 | 71 |
| Intangibles arising on business combinations | (282) | 141 | (529) | – | (14) | (684) |
| Branch profit tax | (1,080) | 41 | – | – | (23) | (1,062) |
| SEZ re-investment reserve | (1,996) | 563 | – | – | – | (1,433) |
| Interest receivable on income tax refund | (487) | 416 | – | – | – | (71) |
| Others | 231 | 114 | 9 | (22) | 3 | 335 |
| **Total deferred income tax assets / (liabilities)** | **(1,340)** | **1,272** | **(518)** | **(14)** | **(14)** | **(614)** |

The deferred income tax assets and liabilities are as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Deferred income tax assets after set off | 2,264 | 1,108 |
| Deferred income tax liabilities after set off | (1,679) | (1,722) |

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

## 2.18 Revenue from operations

### Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software related services") and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract.

The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfill the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item

when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right-to-use" the licenses is recognized at the time the licenses are made available to the customer. Revenue from licenses where the customer obtains a "right-to-access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes sub-contractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Revenue from software services | 1,70,122 | 1,55,395 |
| Revenue from products and platforms | 8,528 | 7,595 |
| **Total revenue from operations** | **1,78,650** | **1,62,990** |

### Products and platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

### Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.26). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Revenues by Geography*** | | |
| North America | 1,00,167 | 94,397 |
| Europe | 57,454 | 48,595 |
| India | 5,102 | 5,014 |
| Rest of the World | 15,927 | 14,984 |
| **Total** | **1,78,650** | **1,62,990** |

* *Geographical revenue is based on the domicile of customer.*

The percentage of revenue from fixed-price contracts for the year ended March 31, 2026 and March 31, 2025 is 54% and 54%, respectively.

### Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2026 and March 31, 2025, the Company recognized revenue of ₹6,608 crore and ₹5,669 crore arising from opening unearned revenue as of April 1, 2025 and April 1, 2024, respectively.

During the year ended March 31, 2026 and March 31, 2025, ₹4,839 crore and ₹4,896 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2025 and April 1, 2024, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

### Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2026, other than those meeting the exclusion criteria mentioned above, is ₹1,30,017 crore. Out of this, the Group expects to recognize revenue of around 49.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025 is ₹1,04,785 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

## 2.19 Other income, net

### Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

### Foreign currency

#### Accounting policy

#### Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

#### Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

#### Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Interest income on financial assets carried at amortized cost | | |
| Tax-free bonds and government bonds | 56 | 122 |
| Deposit with bank and others | 1,568 | 1,401 |
| Interest income on financial assets carried at fair value through other comprehensive income | | |
| Non-convertible debentures, commercial paper, certificates of deposit and government securities | 1,069 | 1,047 |
| Income on investments carried at fair value through profit or loss | | |
| Gain / (loss) on mutual funds and other investments | 295 | 287 |
| Gain / (loss) on investments carried at fair value through other comprehensive income | 17 | 2 |
| Income on investments carried at amortized cost | | |
| Gain / (loss) on tax-free bond | 81 | 4 |
| Interest on income tax refund | 421 | 343 |
| Exchange gains / (losses) on forward and options contracts | (2,451) | (205) |
| Exchange gains / (losses) on translation of other assets and liabilities | 2,948 | 464 |
| Miscellaneous income, net* | 318 | 135 |
| **Total other income** | **4,322** | **3,600** |

* Includes profit on sale of property plant and equipment amounting to ₹165 crore for the year ended March 31, 2026

### 2.20 Expenses

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Employee benefit expenses | | |
| Salaries including bonus | 90,837 | 82,232 |
| Contribution to provident and other funds | 2,707 | 2,338 |
| Share-based payments to employees *(Refer to Note 2.12)* | 952 | 802 |
| Staff welfare | 598 | 578 |
| | 95,094 | 85,950 |
| Cost of software packages and others | | |
| For own use | 2,846 | 2,467 |
| Third-party items bought for service delivery to clients | 12,876 | 13,444 |
| | 15,722 | 15,911 |
| Other expenses | | |
| Repairs and maintenance | 1,531 | 1,320 |
| Power and fuel | 223 | 222 |
| Brand and marketing | 1,351 | 1,223 |
| Rates and taxes | 308 | 346 |
| Consumables | 248 | 227 |
| Insurance | 335 | 301 |
| Provision for post-sales client support and others | (167) | (110) |
| Commission to non-whole-time directors | 18 | 18 |
| Impairment loss recognized / (reversed) under expected credit loss model | 33 | 48 |
| Contributions towards Corporate Social Responsibility | 623 | 585 |
| Others | 840 | 607 |
| | 5,343 | 4,787 |

#### 2.20.1 Impact of labour codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, ('Labour Codes') which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes which has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost and increase in compensated absences by ₹1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as "Impact of Labour Codes" under "Exceptional Item" in the Consolidated Statement of Profit and Loss for the year ended March 31, 2026. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

### 2.21 Leases

#### Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

### The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognised over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor's net investment in the lease and for operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2026 are as follows:

(In ₹ crore)

| Particulars | Category of ROU asset | | | | Total |
|---|---|---|---|---|---|
| | Land | Buildings | Vehicles | Computers | |
| **Balance as of April 1, 2025** | **600** | **3,348** | **24** | **2,339** | **6,311** |
| Additions* | – | 585 | 12 | 1,940 | 2,537 |
| Deletions | (54) | (50) | (3) | (1,072) | (1,179) |
| Depreciation | (6) | (748) | (12) | (1,124) | (1,890) |
| Translation difference | 10 | 115 | 5 | 268 | 398 |
| **Balance as of March 31, 2026** | **550** | **3,250** | **26** | **2,351** | **6,177** |

* Net of adjustments on account of modifications.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2025 were as follows:

(In ₹ crore)

| Particulars | Category of ROU asset | | | | Total |
|---|---|---|---|---|---|
| | Land | Buildings | Vehicles | Computers | |
| **Balance as of April 1, 2024** | **605** | **3,298** | **17** | **2,632** | **6,552** |
| Additions* | – | 816 | 13 | 1,306 | 2,135 |
| Addition due to Business combinations *(Refer to Note 2.1)* | – | 155 | 5 | – | 160 |
| Deletions | – | (236) | (6) | (652) | (894) |
| Depreciation | (6) | (714) | (11) | (965) | (1,696) |
| Translation difference | 1 | 29 | 6 | 18 | 54 |
| **Balance as of March 31, 2025** | **600** | **3,348** | **24** | **2,339** | **6,311** |

* Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Current lease liabilities | 3,160 | 2,455 |
| Non-current lease liabilities | 6,016 | 5,772 |
| **Total** | 9,176 | 8,227 |

The movement in lease liabilities during the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | 8,227 | 8,359 |
| Additions | 2,518 | 2,156 |
| Addition due to Business combinations *(Refer to Note 2.1)* | – | 160 |
| Deletions | (161) | (553) |
| Finance cost accrued during the period | 359 | 341 |
| Payment of lease liabilities | (2,824) | (2,355) |
| Translation difference | 1,057 | 119 |
| **Balance at the end** | 9,176 | 8,227 |

The details regarding the contractual maturities of lease liabilities as at March 31, 2026 and March 31, 2025 on an undiscounted basis are as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Less than one year | 3,393 | 2,483 |
| One to five years | 5,782 | 5,195 |
| More than five years | 1,044 | 1,296 |
| **Total** | 10,219 | 8,974 |

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹119 crore and ₹85 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

Leases not yet commenced to which Group is committed is ₹254 crore for a lease term up to six years.

The movement in the net investment in lease during the year ended March 31, 2026 and March 31, 2025 is as follows

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Balance at the beginning** | 2,245 | 1,824 |
| Additions | 1,192 | 1,013 |
| Interest income accrued during the period | 63 | 37 |
| Others | 20 | (25) |
| Lease receipts | (1,292) | (676) |
| Translation difference | 342 | 72 |
| **Balance at the end** | 2,570 | 2,245 |

## 2.22 Employee benefits

### Accounting policy

#### Gratuity and pension

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and

are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

### 2.22.1 Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | As at March 31, | | As at March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Change in benefit obligations | | | | |
| **Benefit obligations at the beginning** | 2,511 | 2,116 | 1,183 | 1,020 |
| Transfer | 3 | 5 | 1 | – |
| Service cost | 436 | 335 | 58 | 52 |
| Interest expense | 180 | 141 | 16 | 18 |
| Remeasurements – Actuarial (gains) / losses | (24) | 93 | 84 | 69 |
| Past service cost – plan amendments *(Refer to note 2.20.1)* | 1,209 | – | – | – |
| Employee contribution | – | – | 44 | 33 |
| Benefits paid | (214) | (181) | 84 | (60) |
| Translation difference | 6 | 2 | 277 | 51 |
| **Benefit obligations at the end** | 4,107 | 2,511 | 1,747 | 1,183 |
| Change in plan assets | | | | |
| **Fair value of plan assets at the beginning** | 2,733 | 2,079 | 1,137 | 991 |
| Transfer | 3 | – | 1 | – |
| Interest income | 189 | 151 | 17 | 19 |
| Remeasurements – Return on plan assets excluding amounts included in interest income | 52 | 22 | 73 | 60 |
| Employer contribution | 1,441 | 656 | 63 | 46 |

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | As at March 31, | | As at March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Employee contribution | - | - | 44 | 33 |
| Benefits paid | (203) | (176) | 84 | (60) |
| Translation difference | 1 | 1 | 265 | 48 |
| **Fair value of plan assets at the end** | **4,216** | **2,733** | **1,684** | **1,137** |
| Funded status | 109 | 222 | (63) | (46) |
| Defined benefit plan asset (Refer note 2.10) | 192 | 286 | 13 | 11 |
| Defined benefit plan liability (Refer note 2.15) | (83) | (64) | (76) | (57) |

Amount recognized in the Consolidated Statement of Profit and Loss under employee benefit expense for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Service cost | 436 | 335 | 58 | 52 |
| Net interest on the net defined benefit liability / (asset) | (9) | (10) | (1) | (1) |
| Plan amendments | 1,209 | – | – | – |
| **Net cost** | **1,636** | **325** | **57** | **51** |

Amount recognized in the Consolidated Statement of Other Comprehensive Income for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Remeasurements of the net defined benefit liability / (asset) | | | | |
| Actuarial (gains) / losses | (24) | 93 | 84 | 69 |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset) | (52) | (22) | (73) | (60) |
| | **(76)** | **71** | **11** | **9** |

Break up of actuarial (gains)/losses for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In ₹ crore)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| (Gain) / loss from change in demographic assumptions | – | – | (32) | – |
| (Gain) / loss from change in financial assumptions | (10) | 38 | 24 | 47 |
| (Gain) / loss from experience adjustment | (14) | 55 | 92 | 22 |
| | **(24)** | **93** | **84** | **69** |

The weighted-average assumptions used to determine benefit obligations as at March 31, 2026 and March 31, 2025 are as follows:

(in %)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | As at March 31, | | As at March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Discount rate[a] | 6.5 | 6.5 | 1.1-4.2 | 0.9-3.7 |
| Weighted average rate of increase in compensation levels[b] | 6.0 | 6.0 | 1-3.3 | 1-3 |
| Weighted average duration of defined benefit obligation[c] | 5.7 years | 5.7 years | 12 years | 13 years |

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2026 and March 31, 2025 are as follows:

(in %)

| Particulars | Gratuity | | Pension | |
|---|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, | |
| | 2026 | 2025 | 2026 | 2025 |
| Discount rate | 6.5 | 7.0 | 0.9-3.7 | 1.5-3.4 |
| Weighted average rate of increase in compensation levels | 6.0 | 6.0 | 1-3.3 | 1-3 |

[a] For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

[b] The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

[c] Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2026 and March 31, 2025, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2026 and March 31, 2025 were ₹241 crore and ₹173 crore, respectively and for the pension plan were ₹90 crore and ₹79 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The details of major plan assets into various categories as at March 31, 2026 and March 31, 2025 are as follows:

(in %)

| Particulars | Pension | |
|---|---|---|
| | As at March 31, | |
| | 2026 | 2025 |
| Equity | 37 | 34 |
| Bonds | 21 | 30 |
| Real estate/Property | 23 | 26 |
| Cash and cash equivalents | 1 | 1 |
| Other | 18 | 9 |

These defined benefit plans expose the Group to actuarial risk which are set out below:

**Interest rate risk:** The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

**Life expectancy and investment risk:** The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lumpsum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.

**Asset volatility:** A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long-term return on members' account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In ₹ crore)

| Impact from | As at March 31, 2026 | |
|---|---|---|
| | Gratuity | Pension |
| | 1% point increase / decrease | 0.5% point increase / decrease |
| Discount rate | 205 | 70 |
| Weighted average rate of increase in compensation levels | 220 | 12 |

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute ₹540 crore to gratuity and ₹66 crore to pension during the fiscal 2027.

The maturity profile of defined benefit obligation is as follows:

(In ₹ crore)

| Particulars | Gratuity | Pension |
|---|---|---|
| Within 1 year | 721 | 118 |
| 1-2 year | 589 | 126 |
| 2-3 year | 543 | 117 |
| 3-4 year | 493 | 110 |
| 4-5 year | 451 | 121 |
| 5-10 years | 1,660 | 556 |

### 2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2026 and March 31, 2025 are as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Change in benefit obligations | | |
| Benefit obligations at the beginning | 13,867 | 11,879 |
| Service cost | 1,088 | 952 |
| Employee contribution | 2,036 | 1,683 |
| Interest expense | 940 | 862 |
| Actuarial (gains) / loss | 95 | 218 |
| Benefits paid | (1,929) | (1,727) |
| **Benefit obligations at the end** | **16,097** | **13,867** |
| Change in plan assets | | |
| Fair value of plan assets at the beginning | 13,928 | 11,812 |
| Interest income | 944 | 858 |
| Remeasurements – Return on plan assets excluding amounts included in interest income | (415) | 245 |
| Employer contribution | 1,170 | 1,057 |
| Employee contribution | 2,036 | 1,683 |
| Benefits paid | (1,929) | (1,727) |
| **Fair value of plan assets at the end** | **15,734** | **13,928** |
| Funded status surplus/(deficit) | (363) | 61 |
| Irrecoverable surplus – effect of asset ceiling | – | (61) |
| **Net defined benefit asset/ (liability)** *(Refer to Note 2.15)* | **(363)** | **–** |

Amount for the year ended March 31, 2026 and March 31, 2025 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Service cost | 1,088 | 952 |
| Net interest on the net defined benefit liability | – | 4 |
| **Net provident fund cost** | **1,088** | **956** |

Amount for the year ended March 31, 2026 and March 31, 2025 recognized in the Consolidated Statement of Other Comprehensive Income is as follows:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Remeasurements of the net defined benefit liability / (asset) | | |
| Actuarial (gains) / losses | 95 | 218 |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset) | 415 | (245) |
| Irrecoverable surplus – effect of asset ceiling | (61) | 61 |
| Net interest on the net defined benefit asset | (4) | - |
| | 445 | 34 |

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

(In %)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Government of India (GOI) bond yield[(1)] | 6.50 | 6.50 |
| Expected rate of return on plan assets | 8.25 | 8.00 |
| Remaining term to maturity of portfolio | 6 years | 6 years |
| Expected guaranteed interest rate | 8.25 | 8.25 |

[(1)] In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2026 and March 31, 2025 are as follows:

(In %)

| Particulars | As at March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Central and state government bonds | 63 | 60 |
| Public sector undertakings and private sector bonds | 26 | 28 |
| Cash and cash equivalents | 3 | 4 |
| Others | 8 | 8 |

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2026, the defined benefit obligation would be affected by approximately ₹76 crore and ₹151 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹1,515 crore and ₹1,323 crore to the provident fund during the year ended March 31, 2026 and March 31, 2025, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

### 2.22.3 Superannuation

The Group contributed ₹570 crore and ₹512 crore during the year ended March 31, 2026 and March 31, 2025, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

### 2.22.4 Employee benefit costs include

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Salaries and bonus[(1)] | 92,505 | 83,667 |
| Defined contribution plans | 861 | 749 |
| Defined benefit plans | 3,017 | 1,534 |
| | 96,383 | 85,950 |

[(1)] Includes employee stock compensation expense of ₹952 crore and ₹802 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

## 2.23 Earnings per equity share

### Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The computation of basic earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit attributable to equity holders of the Company (in ₹ crore) | 29,440 | 26,713 |
| Basic earnings per equity share - weighted average number of equity shares outstanding [(1)] | 411,28,14,745 | 414,16,11,738 |
| **Basic earnings per equity share (₹)** | **71.58** | **64.50** |

[(1)] Excludes treasury shares

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share and computation of diluted earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Profit attributable to equity holders of the Company (in ₹ crore) | 29,440 | 26,713 |
| Weighted average number of equity shares outstanding used in computing in basic earnings per equity share | 411,28,14,745 | 414,16,11,738 |
| Effect of dilutive common equivalent shares – share options outstanding | 72,93,423 | 1,04,39,446 |
| Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share | 412,01,08,168 | 415,20,51,184 |
| **Diluted earnings per equity share (₹)** | **71.46** | **64.34** |

For the years ended March 31, 2026 and March 31, 2025, there were 1,235,321 and 13,931 options to purchase equity shares which had an anti-dilutive effect.

## 2.24 Contingent liabilities and commitments

### Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

### 2.24.1 Contingent liability

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| **Contingent liabilities :** | | |
| Claims against the Group, not acknowledged as debts[(1)] | 3,117 | 2,953 |
| [Amount paid to statutory authorities ₹2,621 crore (₹4,207 crore)] | | |

[(1)] As at March 31, 2026 and March 31, 2025, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹1,964 crore and ₹1,933 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹2,594 crore and ₹4,199 crore as at March 31, 2026 and March 31, 2025, respectively.

### 2.24.2 Legal proceedings

#### McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC ("McCamish"), a subsidiary of Infosys BPM Limited (a wholly-owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the US District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident.

On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish's customers. Under the settlement terms, McCamish agreed to pay $17.5 million (approximately ₹150 crore) into a fund to settle these matters. McCamish had accrued for the settlement amount along with the insurance reimbursement receivable during the quarter ended March 31, 2025. On December 18, 2025, the Court granted final approval of the class action lawsuit settlement. The settlement amount has since been paid. The settlement has become effective and resolves all allegations made in the class action lawsuits filed against Infosys and certain of its customers without admission of any liability.

McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The US Department of Justice ("DOJ") is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain US government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company's business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

### 2.24.3 Commitments

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[1] | 1,341 | 935 |
| Other commitments* | 93 | 122 |

[1] Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.

* Uncalled capital pertaining to investments

## 2.25 Related party transactions

List of related parties

(In %)

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| Infosys Technologies (China) Co. Limited (Infosys China)[1] | China | 100 | 100 |
| Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1] | Mexico | 100 | 100 |
| Infosys Technologies (Sweden) AB (Infosys Sweden)[1] | Sweden | 100 | 100 |
| Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1] | China | 100 | 100 |
| EdgeVerve Systems Limited (EdgeVerve)[1] | India | 100 | 100 |
| Infosys Austria GmbH[1] | Austria | 100 | 100 |
| Skava Systems Private Limited (Skava Systems)[1][28] | India | – | – |
| Infosys Chile SpA[1] | Chile | 100 | 100 |
| Infosys Arabia Limited[2] | Saudi Arabia | 70 | 70 |
| Infosys Consulting Ltda.[1] | Brazil | 100 | 100 |
| Infosys Luxembourg S.a.r.l[1] | Luxembourg | 100 | 100 |
| Infosys Consulting S.R.L.[4][5] | Argentina | 100 | 100 |
| Infosys Romania S.r.l. *(formerly Infosys Consulting S.R.L. (Romania))*[1] | Romania | 100 | 100 |
| Infosys Limited Bulgaria EOOD[1] | Bulgaria | 100 | 100 |
| Infosys Turkey Bilgi Teknolojileri Limited Sirketi[1] | Turkey | 100 | 100 |
| Infosys Germany Holding Gmbh[1] | Germany | 100 | 100 |
| Infosys Automotive and Mobility GmbH & Co. KG[1] | Germany | 100 | 100 |
| Infosys Green Forum[1] | India | 100 | 100 |
| Infosys Business Solutions LLC[1] | Qatar | 100 | 100 |
| WongDoody Inc.[28] | US | – | – |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| IDUNN Information Technology Private Limited[1] | India | 100 | 100 |
| Infosys Public Services, Inc. USA (Infosys Public Services)[1] | US | 100 | 100 |
| Infosys Public Services Canada Inc.[11] | Canada | 100 | 100 |
| Infosys BPM Limited[1] | India | 100 | 100 |
| Infosys BPM UK Limited[2] | UK | 100 | 100 |
| Infosys (Czech Republic) Limited s.r.o.[2] | Czech Republic | 100 | 100 |
| Infosys Poland Sp z.o.o[2] | Poland | 100 | 100 |
| Infosys McCamish Systems LLC[2] | US | 100 | 100 |
| Portland Group Pty Ltd[2] | Australia | 100 | 100 |
| Infosys BPO Americas LLC.[2] | US | 100 | 100 |
| Panaya Inc. (Panaya)[1] | US | 100 | 100 |
| Panaya Ltd.[4] | Israel | 100 | 100 |
| Panaya Germany GmbH[4] | Germany | 100 | 100 |
| Brilliant Basics Holdings Limited (Brilliant Basics)[1][20] | UK | 100 | 100 |
| Brilliant Basics Limited[5][20] | UK | 100 | 100 |
| Infosys Consulting Holding AG[1] | Switzerland | 100 | 100 |
| Infosys Management Consulting Pty Limited[6] | Australia | 100 | 100 |
| Infosys Consulting AG[6] | Switzerland | 100 | 100 |
| Infosys Consulting GmbH[6] | Germany | 100 | 100 |
| Infosys Consulting SAS[6] | France | 100 | 100 |
| Infy Consulting B.V.[6] | The Netherlands | 100 | 100 |
| Infosys Consulting (Belgium) NV[6] | Belgium | 100 | 100 |
| Infy Consulting Company Ltd[6] | UK | 100 | 100 |
| GuideVision s.r.o.[7] | Czech Republic | 100 | 100 |
| GuideVision Deutschland GmbH[8] | Germany | 100 | 100 |
| GuideVision Suomi Oy[8] | Finland | 100 | 100 |
| GuideVision Magyarország Kft[8] | Hungary | 100 | 100 |
| GuideVision Polska Sp. z.o.o[8] | Poland | 100 | 100 |
| GuideVision UK Ltd[8][20] | UK | 100 | 100 |
| Infosys Nova Holdings LLC. (Infosys Nova)[1] | US | 100 | 100 |
| Outbox systems Inc. dba Simplus (US)[21] | US | – | – |
| Simplus ANZ Pty Ltd.[9] | Australia | 100 | 100 |
| Simplus Australia Pty Ltd[10] | Australia | 100 | 100 |
| Simplus Philippines, Inc.[9] | Philippines | 100 | 100 |
| Kaleidoscope Animations, Inc.[21] | US | – | – |
| Blue Acorn ICI Inc[21] | US | – | – |
| Infosys Singapore Pte. Ltd.[1][4] | Singapore | 100 | 100 |
| Infosys Financial Services GmbH.[12] | Germany | 100 | 100 |
| Infosys South Africa (Pty) Ltd[12] | South Africa | 100 | 100 |
| Infosys (Malaysia) SDN. BHD.[12] | Malaysia | 100 | 100 |
| Infosys Middle East FZ LLC[12] | UAE | 100 | 100 |
| Infosys Norway[12] | Norway | 100 | 100 |
| Infosys Compaz Pte. Ltd[12] | Singapore | 60 | 60 |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| HIPUS Co., Ltd[12][48] | Japan | 79 | 81 |
| Fluido Oy[12] | Finland | 100 | 100 |
| Fluido Sweden AB[14] | Sweden | 100 | 100 |
| Fluido Norway A/S[14] | Norway | 100 | 100 |
| Fluido Denmark A/S[14] | Denmark | 100 | 100 |
| Fluido Slovakia s.r.o[14] | Slovakia | 100 | 100 |
| Infosys Fluido UK, Ltd.[14] | UK | 100 | 100 |
| Infosys Fluido Ireland, Ltd.[15] | Ireland | 100 | 100 |
| Stater N.V.[12] | The Netherlands | 75 | 75 |
| Stater Nederland B.V.[16] | The Netherlands | 75 | 75 |
| Stater XXL B.V.[16] | The Netherlands | 75 | 75 |
| HypoCasso B.V.[16] | The Netherlands | 75 | 75 |
| Stater Belgium N.V./S.A.[16] | Belgium | 75 | 75 |
| Stater Gmbh[16] | Germany | 75 | 75 |
| Infosys Germany GmbH[12][42] | Germany | – | 100 |
| WongDoody Gmbh[18][42] | Germany | 100 | 100 |
| WongDoody (Shanghai) Co. Limited[18] | China | 100 | 100 |
| WongDoody limited (Taipei)[19] | Taiwan | 100 | 100 |
| WongDoody d.o.o[19] | Serbia | 100 | 100 |
| BASE life science A/S[12] | Denmark | 100 | 100 |
| BASE life science AG[21] | Switzerland | 100 | 100 |
| BASE life science GmbH[21] | Germany | 100 | 100 |
| BASE life science S.A.S[21] | France | 100 | 100 |
| BASE life science Ltd.[21] | UK | 100 | 100 |
| BASE life science S.r.l.[21] | Italy | 100 | 100 |
| Innovisor Inc.[21] | US | 100 | 100 |
| BASE life science Inc.[17] | US | 100 | 100 |
| BASE life science S.L.[21] | Spain | 100 | 100 |
| InSemi Technology Services Private Limited[22] | India | 100 | 100 |
| Elbrus Labs Private Limited[22][22] | India | 100 | 100 |
| Infosys Services (Thailand) Limited[1][25] | Thailand | 100 | 100 |
| Infy tech SAS[12][24] | France | 100 | 100 |
| In-tech Holding GmbH[24][22] | Germany | – | – |
| In-tech GmbH[26] | Germany | 100 | 100 |
| Friedrich & Wagner Asia Pacific GmbH[24][22] | Germany | – | – |
| drivetech Fahrversuch GmbH[26] | Germany | 100 | 100 |
| In-tech Engineering S.R.L. *(formerly known as ProIT)*[26][44] | Romania | 100 | 100 |
| In-tech Automotive Engineering de R.L. de C.V[26][48] | Mexico | – | 100 |
| Friedrich Wagner Holding Inc.[26][30] | US | 100 | 100 |
| In-tech Automotive Engineering SL[24] | Spain | 100 | 100 |
| In-tech Automotive Engineering LLC[26][28] | US | – | – |
| In-tech Services LLC[24][29] | US | – | – |
| In-tech Engineering s.r.o[24] | Czech Republic | 100 | 100 |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2026 | 2025 |
| In-tech Engineering GmbH[26] | Austria | 100 | 100 |
| In-tech Engineering services S.R.L[26][44] | Romania | – | 100 |
| In-tech Group Ltd[26] | UK | 100 | 100 |
| In-tech Automotive Engineering Shenyang Co. Ltd[26] | China | 100 | 100 |
| In-tech Group India Private Ltd[26] | India | 100 | 100 |
| In-tech Automotive Engineering Beijing Co., Ltd[26] | China | 100 | 100 |
| Infosys Germany SE *(formerly known as Blitz 24-893 SE)*[27][43] | Germany | 100 | 100 |
| Infosys Limited SPC[1][22] | Oman | 100 | 100 |
| Infosys BPM Netherlands B.V.[7][24] | The Netherlands | 100 | 100 |
| Infosys Energy Consulting Services LLC[9][25] | US | 100 | – |
| Infosys Saudi Arabia LLC[1][26] | Saudi Arabia | 100 | – |
| Infosys Australia Technology Service Pty Ltd[12][27] | Australia | 100 | – |
| MRE Consulting Ltd[28] | US | 100 | – |
| MRE Technology Services, LLC[28] | US | 100 | – |
| The Missing Link Automation Pty Ltd[28] | Australia | 100 | – |
| The Missing Link Network Integration Pty Ltd[28] | Australia | 100 | – |
| The Missing Link Security Pty Ltd[28] | Australia | 100 | – |
| The Missing Link Security Ltd[28] | UK | 100 | – |
| Infosys BPM Canada Inc[17][42] | Canada | 100 | – |
| Infosys Enterprise Business Services Pty Ltd[12][46] | Australia | 100 | – |

(1) Wholly-owned subsidiary of Infosys Limited

(2) Majority-owned and controlled subsidiary of Infosys Limited

(3) Wholly-owned subsidiary of Infosys BPM Limited

(4) Wholly-owned subsidiary of Panaya Inc.

(5) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(6) Wholly-owned subsidiary of Infosys Consulting Holding AG

(7) Wholly-owned subsidiary of Infy Consulting Company Limited

(8) Wholly-owned subsidiary of GuideVision s.r.o.

(9) Wholly-owned subsidiary of Infosys Nova Holdings LLC

(10) Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(11) Wholly-owned subsidiary of Infosys Public Services, Inc.

(12) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd.

(13) Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd.

(14) Wholly-owned subsidiary of Fluido Oy

(15) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(16) Wholly-owned subsidiary of Stater N.V.

(17) Wholly-owned subsidiary of Infosys BPM UK Ltd.

(18) Wholly-owned subsidiary of Infosys Germany GmbH

(19) Wholly-owned subsidiary of WongDoody Gmbh

(20) Under liquidation

(21) Wholly-owned subsidiary of BASE life science A/S

(22) Wholly-owned subsidiary of InSemi Technology Services Private Limited

(23) On May 10, 2024, Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

(24) Incorporated on July 3, 2024

(25) Incorporated on July 26, 2024

(26) On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, in-tech Engineering S.R.L. *(formerly known as ProIT)*, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech

Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 1, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

[illegible] On October 17, 2024, Infosys Singapore Pte. Ltd. acquired 100% of voting interests in Infosys Germany SE *(formerly known as Blitz 24-893 SE)*

[illegible] Liquidated effective November 14, 2024

[illegible] Liquidated effective November 30, 2024

[illegible] WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025

[illegible] Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025

[illegible] in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025

[illegible] Incorporated on December 12, 2024

[illegible] Incorporated on March 20, 2025

[illegible] Incorporated on April 16, 2025

[illegible] Incorporated on April 21, 2025

[illegible] Incorporated on April 23, 2025

[illegible] On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC.The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC, a wholly-owned subsidiary of Infosys Nova Holdings LLC

[illegible] On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Ltd., acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

[illegible] Liquidated effective May 07, 2025

[illegible] On May 13, 2025, Infosys Singapore Pte. Ltd. diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

[illegible] Incorporated on July 28, 2025

[illegible] Infosys Germany Gmbh, a wholly-owned subsidiary of Infosys Singapore Pte. Ltd. merged into Infosys Germany SE *(formerly known as Blitz 24-893 SE)* effective September 24, 2025

[illegible] in-tech Engineering services S.R.L, (wholly-owned subsidiary of in-tech GmbH) merged into in-tech Engineering S.R.L. (formerly known as ProIT and wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

[illegible] Infosys Consulting S.R.L. (Argentina) (formerly a majority-owned and controlled subsidiary of Infosys Limited) became the majority-owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026

[illegible] Incorporated on March 19, 2026

## List of other related party

| Particulars | Country | Nature of relationship |
|---|---|---|
| Infosys Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Provident Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys BPM Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of Infosys BPM |
| Infosys BPM Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of Infosys BPM |
| EdgeVerve Systems Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of EdgeVerve |
| EdgeVerve Systems Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of EdgeVerve |
| Infosys Employees Welfare Trust | India | Controlled trust |
| Infosys Employee Benefits Trust | India | Controlled trust |
| Infosys Science Foundation | India | Controlled trust |
| Infosys Expanded Stock Ownership Trust | India | Controlled trust |
| Infosys Foundation[1] | India | Trust jointly controlled by KMPs |

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

[1] During the year ended March 31, 2026 and March 31, 2025, the Group contributed ₹395 crore and ₹434 crore, respectively towards CSR.

### List of key management personnel

#### Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

#### Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier

Nitin Paranjpe

#### Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Shaji Mathew , Chief Human Resources Officer

#### Company Secretary

A.G.S. Manikantha

### Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In ₹ crore)

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Salaries and other short term employee benefits to whole-time directors and executive officers[1][2] | 124 | 118 |
| Commission and other benefits to non-executive/independent directors | 20 | 19 |
| **Total** | **144** | **137** |

[1] Total employee stock compensation expense for the year ended March 31, 2026 and March 31, 2025 includes a charge of ₹70 crore and ₹70 crore, respectively, towards key management personnel. *(Refer to Note 2.12)*

[2] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

## Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % age of consolidated net assets | Amount (in ₹ crore) | as % age of consolidated profit or loss | Amount (in ₹ crore) | as % age of consolidated other comprehensive income | Amount (in ₹ crore) | as % age of consolidated total comprehensive income | Amount (in ₹ crore) |
| Infosys Ltd. | 71.56 | 80,874 | 90.36 | 29,211 | 106.25 | 85 | 90.41 | 29,296 |
| Indian subsidiaries | | | | | | | | |
| Infosys BPM Limited | 2.87 | 3,250 | 2.42 | 781 | (11.25) | (9) | 2.38 | 772 |
| EdgeVerve Systems Limited (EdgeVerve) | 1.29 | 1,467 | 3.88 | 1,258 | – | – | 3.88 | 1,258 |
| Infosys Green Forum | 0.28 | 313 | 0.02 | 8 | – | – | 0.02 | 8 |
| Idunn Information Technology Private Limited | 0.07 | 77 | (0.01) | (3) | – | – | (0.01) | (3) |
| Elbrus Labs Private Limited | 0.00 | 2 | (0.01) | (2) | – | – | (0.01) | (2) |
| Insemi Technology Service Private Limited | 0.03 | 30 | (0.03) | (11) | (1.25) | (1) | (0.04) | (12) |
| In-tech Group India Private Ltd, | 0.00 | 3 | 0.01 | 2 | – | – | 0.01 | 2 |
| Foreign subsidiaries | | | | | | | | |
| Infosys Australia Technology Services Pty Ltd | 0.39 | 438 | (0.00) | (1) | – | – | (0.00) | (1) |
| Infosys Technologies (China) Co. Limited (Infosys China) | 0.85 | 958 | 0.37 | 121 | – | – | 0.37 | 121 |
| Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) | 0.65 | 738 | 0.17 | 55 | – | – | 0.17 | 55 |
| Infosys Technologies (Sweden) AB. (Infosys Sweden) | 0.15 | 171 | 0.04 | 13 | – | – | 0.04 | 13 |
| Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) | 0.31 | 355 | (0.25) | (81) | – | – | (0.25) | (81) |
| Panaya Inc. (Panaya) | 0.15 | 173 | (0.02) | (5) | – | – | (0.02) | (5) |
| Infosys Nova Holdings LLC. (Infosys Nova) | 3.56 | 4,026 | 0.55 | 178 | – | – | 0.54 | 178 |
| Panaya Ltd | (0.12) | (134) | 0.13 | 43 | – | – | 0.13 | 43 |
| Infosys Financial Services GmbH | 0.00 | 5 | – | – | – | – | – | – |
| Infosys Middle East FZ LLC | (0.01) | (12) | (0.00) | (1) | (1.25) | (1) | (0.01) | (2) |
| Infosys Chile SpA | 0.06 | 73 | 0.02 | 7 | – | – | 0.02 | 7 |
| Fluido Oy | 0.15 | 174 | 0.01 | 3 | – | – | 0.01 | 3 |
| Fluido Sweden AB (Extero) | 0.10 | 108 | 0.05 | 15 | – | – | 0.05 | 15 |
| Fluido Norway AS | 0.08 | 85 | 0.02 | 6 | – | – | 0.02 | 6 |
| Fluido Denmark A/S | (0.26) | (298) | (0.87) | (280) | – | – | (0.86) | (280) |
| Fluido Slovakia s.r.o | 0.01 | 10 | 0.00 | 1 | – | – | 0.00 | 1 |
| Infosys Fluido UK Ltd | 0.01 | 12 | 0.05 | 16 | – | – | 0.05 | 16 |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % age of consolidated net assets | Amount (in ₹ crore) | as % age of consolidated profit or loss | Amount (in ₹ crore) | as % age of consolidated other comprehensive income | Amount (in ₹ crore) | as % age of consolidated total comprehensive income | Amount (in ₹ crore) |
| Infosys Fluido Ireland Ltd | 0.01 | 11 | 0.01 | 3 | – | – | 0.01 | 3 |
| Infosys Consulting Holding AG | 0.58 | 653 | 0.43 | 141 | – | – | 0.43 | 141 |
| Infosys Management Consulting Pty Ltd | 0.09 | 97 | 0.08 | 27 | – | – | 0.08 | 27 |
| Infosys Consulting AG | 0.15 | 173 | 0.29 | 94 | – | – | 0.29 | 94 |
| Infosys Consulting (Belgium) NV | 0.01 | 6 | 0.02 | 5 | – | – | 0.02 | 5 |
| Infosys Consulting GmbH | 0.19 | 211 | 0.05 | 15 | – | – | 0.05 | 15 |
| Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* | 6.46 | 7,317 | 0.27 | 86 | – | – | 0.27 | 86 |
| Infosys Consulting SAS | 0.01 | 14 | 0.03 | 10 | – | – | 0.03 | 10 |
| Infosys Consulting S.R.L. | (0.04) | (41) | (0.08) | (25) | – | – | (0.08) | (25) |
| Infosys Austria GMBH | 0.01 | 6 | 0.01 | 2 | – | – | 0.01 | 2 |
| Infy Consulting B.V. | 0.08 | 85 | 0.02 | 8 | – | – | 0.02 | 8 |
| Infosys Consulting Ltda | 0.19 | 218 | 0.04 | 14 | – | – | 0.04 | 14 |
| Infosys Consulting S.R.L. (Romania) | 0.15 | 170 | 0.05 | 15 | – | – | 0.05 | 15 |
| Infosys McCamish Systems LLC | 1.42 | 1,609 | 0.69 | 223 | – | – | 0.69 | 223 |
| Stater N.V. | 0.47 | 534 | 0.12 | 40 | – | – | 0.12 | 40 |
| Stater Nederland B.V. | 0.17 | 188 | 0.09 | 29 | – | – | 0.09 | 29 |
| Stater XXL B.V. | 0.00 | 3 | 0.01 | 3 | – | – | 0.01 | 3 |
| HypoCasso B.V. | 0.02 | 28 | 0.04 | 14 | – | – | 0.04 | 14 |
| Stater Gmbh | (0.09) | (99) | (0.07) | (24) | – | – | (0.07) | (24) |
| Stater Belgium N.V./S.A. | 0.12 | 140 | 0.08 | 25 | – | – | 0.08 | 25 |
| Infosys South Africa (Pty) Ltd | 0.02 | 17 | 0.01 | 4 | – | – | 0.01 | 4 |
| Infosys Limited Bulgaria EOOD | 0.02 | 21 | 0.02 | 6 | – | – | 0.02 | 6 |
| GuideVision, s.r.o.. | 0.19 | 220 | 0.13 | 41 | – | – | 0.13 | 41 |
| GuideVision Deutschland GmbH | (0.01) | (11) | (0.00) | (1) | – | – | (0.00) | (1) |
| GuideVision Suomi Oy | (0.01) | (8) | (0.01) | (4) | – | – | (0.01) | (4) |
| GuideVision Magyarország Kft. | 0.01 | 9 | 0.03 | 10 | – | – | 0.03 | 10 |
| GuideVision Polska SP. Z O.O. | (0.00) | (5) | (0.01) | (4) | – | – | (0.01) | (4) |
| GuideVision UK Ltd | 0.00 | 3 | – | – | – | – | – | – |
| Infosys Germany Holding Gmbh | – | – | (0.01) | (2) | – | – | (0.01) | (2) |
| Infosys Automotive and Mobility GmbH & Co. KG | (1.11) | (1,259) | 0.62 | 199 | 5.00 | 4 | 0.63 | 203 |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % age of consolidated net assets | Amount (in ₹ crore) | as % age of consolidated profit or loss | Amount (in ₹ crore) | as % age of consolidated other comprehensive income | Amount (in ₹ crore) | as % age of consolidated total comprehensive income | Amount (in ₹ crore) |
| Infosys Turkey Bilgi Teknolojileri Limited Sirketi | (0.00) | (2) | (0.03) | (10) | – | – | (0.03) | (10) |
| Infosys Germany GmbH | – | – | (0.05) | (15) | – | – | (0.05) | (15) |
| Infosys Energy Consulting Services LLC | 0.01 | 6 | – | – | – | – | – | – |
| WongDoody GmbH | 0.02 | 20 | (0.06) | (21) | – | – | (0.06) | (21) |
| WongDoody (Shanghai) Co., Ltd. | 0.01 | 7 | – | – | – | – | – | – |
| WongDoody Limited(Taipei) | 0.00 | 1 | – | – | – | – | – | – |
| WongDoody d.o.o *(formerly known as oddity code d.o.o)* | 0.01 | 9 | 0.01 | 2 | – | – | 0.01 | 2 |
| Infosys Business Solutions LLC | 0.06 | 72 | 0.05 | 16 | – | – | 0.05 | 16 |
| Panaya Germany GmbH | (0.00) | (1) | 0.00 | 1 | – | – | 0.00 | 1 |
| Infosys Arabia Limited | 0.00 | 3 | (0.00) | (1) | – | – | (0.00) | (1) |
| Infosys Norway AS | 0.00 | 1 | – | – | – | – | – | – |
| Simplus Australia Pty Ltd | 0.04 | 42 | 0.06 | 20 | – | – | 0.06 | 20 |
| Simplus ANZ Pty Ltd. | – | – | – | – | – | – | – | – |
| Innovisor Inc. | – | – | – | – | – | – | – | – |
| Simplus Philippines, Inc. | 0.02 | 22 | 0.01 | 2 | – | – | 0.01 | 2 |
| BASE life science AG | 0.01 | 6 | 0.02 | 7 | 2.50 | 2 | 0.03 | 9 |
| BASE life science GmbH | (0.00) | (1) | – | – | – | – | | – |
| BASE life science A/S | 0.05 | 53 | (0.04) | (13) | – | – | (0.04) | (13) |
| BASE life science S.A.S | 0.00 | 1 | (0.01) | (2) | – | – | (0.01) | (2) |
| BASE life science Ltd. | 0.02 | 19 | 0.03 | 9 | – | – | 0.03 | 9 |
| BASE life science S.r.l. | – | – | – | – | – | – | | – |
| BASE life science Inc. | 0.00 | 5 | 0.01 | 2 | – | – | 0.01 | 2 |
| BASE life science S.L. | 0.01 | 7 | (0.02) | (6) | – | – | (0.02) | (6) |
| Infosys Public Services, Inc. USA (Infosys Public Services) | 1.87 | 2,117 | 0.52 | 171 | – | – | 0.53 | 171 |
| Infosys Luxembourg S.a.r.l | 0.10 | 112 | 0.13 | 43 | – | – | 0.13 | 43 |
| Infosys Compaz PTE Ltd (Temasek) | 0.37 | 416 | 0.19 | 63 | – | – | 0.19 | 63 |
| Infy Consulting Company Limited | 0.44 | 492 | 0.41 | 133 | – | – | 0.41 | 133 |
| Infosys Poland Sp. Z.o.o | 1.40 | 1,585 | 0.52 | 167 | – | – | 0.52 | 167 |
| Portland Group Pty Ltd | 0.05 | 58 | (0.00) | (3) | – | – | (0.01) | (3) |
| Infosys BPO Americas LLC | 0.11 | 120 | 0.04 | 12 | – | – | 0.04 | 12 |
| Infosys BPM Netherlands B.V. | 0.01 | 6 | – | – | – | – | – | – |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % age of consolidated net assets | Amount (in ₹ crore) | as % age of consolidated profit or loss | Amount (in ₹ crore) | as % age of consolidated other comprehensive income | Amount (in ₹ crore) | as % age of consolidated total comprehensive income | Amount (in ₹ crore) |
| Infosys (Czech Republic) Limited s.r.o. | 0.09 | 106 | (0.05) | (16) | – | – | (0.05) | (16) |
| HIPUS Co., Ltd | 0.18 | 198 | 0.17 | 56 | – | – | 0.17 | 56 |
| Infosys (Malaysia) SDN. BHD. | 0.03 | 36 | 0.01 | 4 | – | – | 0.01 | 4 |
| Infosys BPM UK Limited | 0.02 | 25 | – | – | – | – | – | – |
| Infosys Public Services Canada Inc. | 0.03 | 32 | (0.00) | (3) | – | – | (0.01) | (3) |
| Brilliant Basics Holdings Limited | 0.07 | 80 | 0.00 | 1 | – | – | 0.00 | 1 |
| Brilliant Basics Limited | 0.00 | 1 | – | – | – | – | – | – |
| Infy tech SAS | 0.02 | 18 | (0.00) | (4) | – | – | (0.01) | (4) |
| In-tech Automotive Engineering Shenyang Co. Ltd | 0.03 | 31 | 0.05 | 17 | – | – | 0.05 | 17 |
| In-tech Automotive Engineering Bejing Co., Ltd | 0.00 | 1 | (0.00) | (1) | – | – | 0.00 | (1) |
| In-tech GmbH | 0.30 | 339 | (0.58) | (187) | – | – | (0.58) | (187) |
| Drivetech Fahrversuch GmbH | 0.00 | 4 | 0.00 | 1 | – | – | 0.00 | 1 |
| In-tech Engineering S.R.L. *(formerly ProIT SRL)* | 0.01 | 15 | (0.04) | (14) | – | – | (0.04) | (14) |
| In-tech Engineering services S.R.L, RO | – | – | 0.01 | 4 | – | – | 0.01 | 4 |
| In-tech Automotive Engineering SL | (0.01) | (6) | (0.00) | (1) | – | – | (0.00) | (1) |
| In-tech Engineering GmbH, Austria | 0.01 | 8 | 0.00 | 1 | – | – | 0.00 | 1 |
| Friedrich & Wagner Holding Inc. | (0.00) | (2) | – | – | – | – | – | – |
| In-tech Automotive Engineering de R.L. de C.V | – | – | – | – | – | – | – | – |
| In-tech Engineering s.r.o | 0.02 | 17 | 0.01 | 3 | – | – | 0.01 | 3 |
| In-tech Group Ltd | 0.01 | 15 | 0.02 | 6 | – | – | 0.02 | 6 |
| MRE Consulting, Ltd. | 0.09 | 100 | 0.08 | 28 | – | – | 0.09 | 28 |
| MRE Technology Services LLC | 0.02 | 26 | 0.01 | 2 | – | – | 0.01 | 2 |
| The Missing Link Security Pty Ltd | 0.06 | 68 | 0.04 | 15 | – | – | 0.05 | 15 |
| The Missing Link Automation Pty Ltd | (0.02) | (28) | (0.00) | (2) | – | – | (0.01) | (2) |
| The Missing Link Network Integration Pty Ltd | 0.02 | 26 | (0.01) | (4) | – | – | (0.01) | (4) |
| The Missing Link Security Ltd | (0.01) | (15) | (0.00) | (1) | – | – | (0.00) | (1) |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % age of consolidated net assets | Amount (in ₹ crore) | as % age of consolidated profit or loss | Amount (in ₹ crore) | as % age of consolidated other comprehensive income | Amount (in ₹ crore) | as % age of consolidated total comprehensive income | Amount (in ₹ crore) |
| Infosys Germany SE *(formerly known as Blitz 24-893 SE)* | 3.12 | 3,521 | (1.36) | (441) | – | – | (1.36) | (441) |
| Infosys Services (Thailand) Limited | 0.01 | 7 | (0.02) | (5) | – | – | (0.02) | (5) |
| **Subtotal** | **100.00** | **1,13,007** | **100.00** | **32,324** | **100.00** | **80** | **100.00** | **32,404** |
| Adjustment arising out of consolidation | | (20,016) | | (2,870) | | 3,230 | | 360 |
| Controlled trusts | | (139) | | (14) | | – | | (14) |
| | | 92,852 | | 29,440 | | 3,310 | | 32,750 |
| Non-controlling interests | | 445 | | 34 | | 27 | | 61 |
| **Total** | | **93,297** | | **29,474** | | **3,337** | | **32,811** |

## 2.26 Segment reporting

Ind AS 108, *Operating segments*, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and identified enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18, Revenue from operations.

**Business segments**

Year ended March 31, 2026 and March 31, 2025:

(In ₹ crore)

| Particulars | Financial Services[1] | Manufacturing | Energy, Utilities, Resources and Services | Retail[2] | Communication[3] | Hi-Tech | Life Sciences[4] | All other segments[5] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Revenue from operations | 49,908 | 29,078 | 23,818 | 23,077 | 21,765 | 13,928 | 12,267 | 4,809 | 178,650 |
| | 45,175 | 25,207 | 21,710 | 22,059 | 19,108 | 13,090 | 11,831 | 4,810 | 162,990 |
| Identifiable operating expenses | 27,877 | 17,797 | 13,327 | 11,529 | 13,908 | 8,286 | 7,667 | 2,956 | 103,347 |
| | 25,871 | 16,167 | 11,882 | 10,931 | 12,420 | 7,592 | 7,166 | 2,986 | 95,015 |
| Allocated expenses | 9,353 | 4,837 | 4,507 | 4,459 | 3,996 | 2,414 | 2,156 | 1,136 | 32,858 |
| | 8,205 | 4,184 | 3,731 | 3,995 | 3,347 | 2,278 | 2,002 | 997 | 28,739 |
| **Segment Profit** | **12,678** | **6,444** | **5,984** | **7,089** | **3,861** | **3,228** | **2,444** | **717** | **42,445** |
| | **11,099** | **4,856** | **6,097** | **7,133** | **3,341** | **3,220** | **2,663** | **827** | **39,236** |
| Unallocable expenses* | | | | | | | | | 6,191 |
| | | | | | | | | | 4,812 |
| Other income, net | | | | | | | | | 4,157 |
| | | | | | | | | | 3,600 |
| Finance cost | | | | | | | | | 416 |
| | | | | | | | | | 416 |
| **Profit before tax** | | | | | | | | | **39,995** |
| | | | | | | | | | **37,608** |
| Income tax expense | | | | | | | | | 10,521 |
| | | | | | | | | | 10,858 |
| **Net profit** | | | | | | | | | **29,474** |
| | | | | | | | | | **26,750** |
| Depreciation and amortization expense | | | | | | | | | 4,902 |
| | | | | | | | | | 4,812 |
| Non-cash expenses other than depreciation and amortization | | | | | | | | | – |
| | | | | | | | | | – |

[1] Financial Services include enterprises in Financial Services and Insurance

[2] Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

[3] Communication includes enterprises in Communication, Telecom OEM and Media

[4] Life Sciences includes enterprises in Life sciences and Health care

[5] Others include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services

* Unallocable expense includes impact of 1,289 crore towards impact of Labour Codes for the year ended March 31, 2026 (refer to note 2.20.1)

## Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2026 and March 31, 2025, respectively.

for and on behalf of the Board of Directors of Infosys Limited

**Nandan M. Nilekani**
*Chairman*
DIN: 00041245

**Salil Parekh**
*Chief Executive Officer and Managing Director*
DIN: 01876159

**Bobby Parikh**
*Director*
DIN: 00019437

Bengaluru
April 23, 2026

**Jayesh Sanghrajka**
*Chief Financial Officer*

**A.G.S. Manikantha**
*Company Secretary*
Membership No. A21918

May 29, 2026

Dear Member,

You are cordially invited to attend the 45th Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") to be held on Tuesday, June 23, 2026 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-

**Nandan M. Nilekani**
*Chairman*

*Enclosures:*
*1. Notice of the 45th Annual General Meeting*
*2. Instructions for participation through VC*
*3. Instructions for e-voting*

**Note:** Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261
Fax: +91 80 2852 0362

investors@infosys.com
www.infosys.com

# Notice of the 45th Annual General Meeting

Notice is hereby given that the 45th Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") will be held on Tuesday, June 23, 2026, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

## Ordinary business

### Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2026 and the reports of the Board of Directors ("the Board") and auditors thereon.

### Item no. 2 – Declaration of dividend

To declare a final dividend of ₹25/- per equity share for the financial year ended March 31, 2026.

### Item no. 3 – Appointment of Nandan M. Nilekani as a director, liable to retire by rotation

To appoint a director in place of Nandan M. Nilekani (DIN: 00041245), who retires by rotation and being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors, and the non-executive and non-independent chairman are subject to retirement by rotation. Nandan M. Nilekani, who was initially appointed on August 24, 2017 and last appointed on June 26, 2024, and whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on his performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

**RESOLVED THAT** pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of members of the Company, be and is hereby accorded to reappoint Nandan M. Nilekani (DIN: 00041245) as a director who is liable to retire by rotation.

## Special business

### Item no. 4 – Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the Amended 2019 Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 ("SEBI Regulations") for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred to herein as "Applicable Laws") and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the Nomination and Remuneration Committee and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of the shareholders be and is hereby accorded to the proposed amendments to the Infosys Expanded Stock Ownership Program – 2019 (such amended plan is hereinafter referred as the "Amended 2019 Plan") and to introduce, offer, issue and provide share-based incentives under the Amended 2019 Plan, details whereof are furnished in the explanatory statement to this Notice and the same shall be deemed to be incorporated herein.

**RESOLVED FURTHER THAT** the Board for this purpose be and is hereby authorized (including authorizing any officials of the Company) to grant such stock incentives, to such person(s) who are in the permanent employment of the Company, whether working in India or out of India, and to the directors of the Company and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under Applicable Laws prevailing from time to time (all such persons are hereinafter collectively referred to as "Eligible Employees"), except persons who are promoters or belong to the promoter group, an independent director or a director who either himself / herself or through his relative / any body corporate holds more than 10% of the outstanding equity shares in the Company; at such price or prices, in one or more tranches and on such terms and conditions as may be determined by the Board in accordance with the Amended 2019 Plan;

**RESOLVED FURTHER THAT** the approval of the shareholders be and is hereby accorded to the Board to carry out the following amendments / modifications to the existing plan:

A) To amend and modify Section 13 of the existing plan to extend the period during which awards may be granted under the Amended 2019 Plan to Eligible Employees by a further period of seven years from the date of approval by the Company's shareholders, subject to such terms and conditions as may be determined from time to time, and consequently, the Amended 2019 Plan to continue to remain in effect for a further period of 10 years from the date of such approval by the Company's shareholders,

B) To amend and modify Section 6(c) of the existing plan pertaining to vesting based on performance parameters,

C) To amend and modify Section 3 of the existing plan to reflect the unutilized share pool available for grant,

D) To amend and modify the existing plan for certain editorial and clarificatory changes, and to bring it in line with the amended SEBI Regulations.

**RESOLVED FURTHER THAT** the maximum number of stock incentives granted to Eligible Employees of both the Company and its subsidiaries (in aggregate) under the Amended 2019 Plan will be 3,26,63,903 equity shares representing the unutilized balance equity shares out of the original approved pool of 5,00,00,000 equity shares approved by the shareholders and that the exercise price and the vesting criteria will be decided by the Board or by the Nomination and Remuneration Committee (hereinafter referred to as "the Administrator"), which to the extent of secondary acquisition of the Company's equity shares by the Infosys Expanded Stock Ownership Trust and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust from time to time in accordance with the Amended 2019 Plan;

**RESOLVED FURTHER THAT** in case of any corporate action(s) such as rights issues, bonus issues, merger, or sale of division(s) of the Company or other similar events, the Board and / or the Administrator (as the case may be) be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under Applicable Laws, so as to ensure that fair and equitable benefits under the Amended 2019 Plan are passed on to the Eligible Employees;

**RESOLVED FURTHER THAT** the Board be and is hereby authorized to allot equity shares of the Company as may be required for the Amended 2019 Plan;

**RESOLVED FURTHER THAT** the Board and / or the Administrator (as the case may be) be and is hereby authorized to take necessary steps for listing of the shares allotted under the Amended 2019 Plan on the stock exchanges as per the provisions of Applicable Laws and any listing-related requirements of the concerned stock exchanges;

**RESOLVED FURTHER THAT** for the purpose of bringing into effect the Amended 2019 Plan and generally for giving effect to these resolutions, the Board and / or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

**RESOLVED FURTHER THAT** the Infosys Expanded Stock Ownership Trust formed with the purpose to inter alia administer the Amended 2019 Plan and trustees of the Infosys Expanded Stock Ownership Trust be and are hereby authorized to take such steps as may be required in relation to the Amended 2019 Plan or its implementation.

**RESOLVED FURTHER THAT** the Board and / or the Administrator (as the case may be) be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

## Item no. 5 – Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("the Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Amended 2019 Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 ("SEBI Regulations") for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred herein as "Applicable Laws") and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the Nomination and Remuneration Committee and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution), the approval of the shareholders be and is hereby accorded to the proposed amendments to the Infosys Expanded Stock Ownership Program – 2019 (such amended plan is hereinafter referred as the "Amended 2019 Plan"), as applicable to the eligible employees of the Company's subsidiaries, details whereof are furnished in the explanatory statement to this Notice and the same shall be deemed to be incorporated herein.

**RESOLVED FURTHER THAT** the Board for this purpose be and is hereby authorized (including authorizing any officials of the Company) to introduce, offer, issue and provide share-based incentives under the Amended 2019 Plan, the salient features of which are furnished in the explanatory statement to this Notice and to grant such incentives, to such person(s) who are in the permanent employment of the

Company's subsidiaries, whether working in India or out of India, and to the directors of the subsidiaries and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under Applicable Laws prevailing from time to time (all such persons are hereinafter collectively referred to as "Eligible Employees"), except persons who are promoters or belong to the promoter group, an independent director or a director who either himself / herself or through his relative / any body corporate holds more than 10% of the outstanding equity shares in the Company; at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the Amended 2019 Plan;

**RESOLVED FURTHER THAT** the approval of the shareholders be and is hereby accorded to the Board to carry out the following amendments/ modifications to the existing plan:

A) To amend and modify Section 13 of the existing plan to extend the period during which awards may be granted under the Amended 2019 Plan to Eligible Employees by a further period of seven years from the date of approval by the Company's shareholders, subject to such terms and conditions as may be determined from time to time, and consequently, the Amended 2019 Plan to continue to remain in effect for a further period of 10 years from the date of such approval by the Company's shareholders,

B) To amend and modify section 6(c) of the existing plan pertaining to vesting based on performance parameters,

C) To amend and modify Section 3 of the existing plan to reflect the unutilized share pool available for grant,

D) To amend and modify the existing plan for editorial and clarificatory changes, and to bring it in line with the amended SEBI Regulations.

**RESOLVED FURTHER THAT** the maximum number of stock incentives granted to Eligible Employees of both the Company and its subsidiaries (in aggregate) under the Amended 2019 Plan will be 3,26,63,903 equity shares representing the unutilized balance equity shares out of the original approved pool of 5,00,00,000 equity shares approved by the shareholders and that the exercise price and the vesting criteria will be decided by the Board and / or the Nomination and Remuneration Committee (hereinafter referred to as "the Administrator"), which to the extent of secondary acquisition of the Company's equity shares by the Infosys Expanded Stock Ownership Trust and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust from time to time in accordance with the Amended 2019 Plan;

**RESOLVED FURTHER THAT** in case of any corporate action(s) such as rights issues, bonus issues, merger, restructuring, sale of division of the Company or other similar event, the Board and / or the Administrator (as the case may be) be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under Applicable Laws, so as to ensure that fair and equitable benefits under the Amended 2019 Plan are passed on to the Eligible Employees;

**RESOLVED FURTHER THAT** the Board be and is hereby authorized to allot equity shares of the Company as may be required for the Amended 2019 Plan;

**RESOLVED FURTHER THAT,** the Board and / or the Administrator (as the case may be) be and is hereby authorized to take necessary steps for listing of the shares allotted under the Amended 2019 Plan on the stock exchanges as per the provisions of Applicable Laws and any listing-related requirements of the concerned stock exchanges;

**RESOLVED FURTHER THAT** for the purpose of bringing into effect the Amended 2019 Plan and generally for giving effect to these resolutions, the Board and / or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

**RESOLVED FURTHER THAT** the Infosys Expanded Stock Ownership Trust formed with the purpose to inter alia administer the Amended 2019 Plan and trustees of the Infosys Expanded Stock Ownership Trust be and are hereby authorized to take such steps as may be required in relation to the Amended 2019 Plan or its implementation.

**RESOLVED FURTHER THAT** the Board and / or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

## Item 6: Approval of the request for re-classification of certain members of the 'Promoter and Promoter Group' of Company to 'Public' category

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

**RESOLVED THAT** pursuant to the provisions of Regulation 31A of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("LODR Regulations") and to the approval of the Board of Directors, at its meeting held on April 30, 2026 and in accordance with the No-objection letter received from BSE Limited ("BSE") vide letter no. LIST/ COMP/ HG/ 059/ 2026-27 dated May 11, 2026 and from National Stock Exchange of India Limited ("NSE", together with BSE, "Stock Exchanges") vide letter

no. NSE/ LIST/ COMP/ INFY/ 587/ 2026-2027 dated May 11, 2026, and subject to such other approvals as may be necessary, consent of the members of the Company be and is hereby accorded for the re-classification of the persons listed hereunder ("Applicants") from 'Promoter and Promoter Group' category to 'Public' category.

| Sl. No. | Name of the entity | Category |
|---|---|---|
| 1 | Shreyas Shibulal | Promoter |
| 2 | Bhairavi Madhusudhan Shibulal | Promoter Group |

**RESOLVED FURTHER THAT** any Director and Company Secretary of the Company be and are hereby severally authorized to perform all such acts, deeds, matters and things as may be required, including but not limited to filing appropriate documents with the Stock Exchanges or other relevant authorities, representing the Company before the Stock Exchanges in this regard, taking requisite steps towards obtaining relevant approvals as may be necessary and to execute all such documents, applications, filings, etc. as may be required and take all such steps to give effect to the aforesaid resolutions.

**RESOLVED FURTHER THAT** a copy of the aforesaid resolution certified by any Director or the Company Secretary of the Company be provided to the concerned persons/ authorities as may be necessary.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261 Fax: +91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-

**A.G.S. Manikantha**
*Company Secretary*
Membership No. ACS 21918

May 28, 2026

**Notes**

1. Pursuant to the General Circular No. 3/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs (MCA) and the Circulars issued from time to time by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.
4. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.com.
5. The register of directors and Key Managerial Personnel (KMP) and their shareholding, maintained under Section 170 of the Act, and the register of contracts or arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee from the date of circulation of this Notice up to the date of AGM, i.e. June 23, 2026. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. In accordance with relevant SEBI Circulars, dividend payments are mandated to be made through the Electronic Clearing System (ECS). Members holding shares in physical mode are encouraged to opt for and utilize ECS to ensure timely receipt of dividends. Members holding shares in demat mode are requested to promptly notify any changes in their address or bank account details to their respective Depository Participants (DPs). Please refer to point no. 16 for the procedure to update bank account details.
7. Members may note that the Board, at its meeting held on April 23, 2026, has recommended a final dividend of ₹25 per equity share for the financial year ended March 31, 2026. The record date for the purpose of final dividend is June 10, 2026. The final dividend, once approved by the members in the ensuing AGM, will be paid on June 25, 2026, through various modes. Members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to enable receipt of dividend directly into their bank account on the payout date.
8. Members may note that the Income-tax Act, 2025, ("the IT Act 2025"), mandates that dividend paid or distributed by a company shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. To enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act 2025.

For resident shareholders, taxes shall be deducted at source under Section 393 of the IT Act as follows:

| | |
|---|---|
| Members having valid Permanent Account Number (PAN) | 10%* or as notified by the Government of India (GOI) |
| Members not having PAN / valid PAN | 20% or as notified by the GOI |

* As per Section 262 of the IT Act 2025, every person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed invalid / inoperative and, such person shall be liable to all consequences under the IT Act 2025 and tax shall be deducted at the higher rates as provided in Section 397 of the IT Act 2025, i.e., 20% of tax deduction at source.

However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during tax year 2026-27 does not exceed ₹10,000 and also in cases where members provide Form 121, subject to conditions specified in the IT Act 2025. Resident shareholders may also submit any other document as prescribed under the IT Act 2025 to claim a lower / nil withholding of tax. PAN is mandatory for members providing Form 121 or any other document as mentioned above.

For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 393 and other applicable sections of the IT Act 2025, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the GOI on the amount of dividend payable. However, as per Section 159 of the IT Act 2025, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement ("tax treaty" or "DTAA"), read with Multilateral Instrument (MLI), if any, between India and the country of tax residence of the shareholders, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

- Copy of the PAN card allotted by the Indian Income Tax authorities duly attested by the shareholders/ authorized signatory. In case of non-availability of PAN, information under sub-rule 2 of rule 217 of the Income-tax Rules, 2026
- Copy of the Tax Residency Certificate for the tax year 2026-27 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders / authorized signatory
- Form 41 (for claiming tax treaty benefit), which can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal
- Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty and IT Act 2025
- Self-declaration of beneficial ownership of equity shares by the non-resident shareholder
- Self-declaration of fulfilling all conditions of applicable tax treaty for being eligible to claim benefit of the tax treaty read with MLI
- Any other documents as prescribed under the IT Act 2025, if applicable, or certificate for lower withholding of taxes, duly attested by the shareholders.

In case of Foreign Institutional Investors (FII) / Foreign Portfolio Investors (FPI), tax will be deducted under Section 393 of the IT Act 2025 at the rate of 20% (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents, if applicable.

The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 11, 2026. Members are requested to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be accepted from members after June 11, 2026, regarding tax-withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

Shareholders can check their tax credit in Form 168 (erstwhile Form 26AS) from the e-filing account at https://www.incometax.gov.in/iec/foportal

9. Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 and e-mail at einward.ris@kfintech.com.
10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to the IEPF as per Section 124 of the Act, read with applicable IEPF rules.
11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) facility provided by the National Securities Depository Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the 'Instructions for e-voting' section which forms part of this Notice. The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the e-voting process in a fair and transparent manner.

12. Members holding shares either in physical or dematerialized mode, as on cut-off date, i.e. June 16, 2026, may cast their votes electronically. The e-voting period commences on Thursday, June 18, 2026 (9:00 a.m. IST) and ends on Monday, June 22, 2026 (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. Members will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 16, 2026. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting will also be made available during the AGM. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical mode or a person, who acquires shares and becomes a member of the Company after the Notice is sent and holding shares as on the cut-off date, i.e. June 16, 2026, may obtain the login ID and password by sending a request to evoting@nsdl.com. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote.
15. In compliance with the Circulars, the Integrated Annual Report for 2025-26, the Notice of the 45th AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s) (DP). A letter providing the web-link for accessing the Integrated Annual report, including the exact path, will be sent to those members who have not registered their email address with the Company.
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses, are requested to register their email addresses with their respective DP, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Limited at einward.ris@kfintech.com, to receive copies of the Integrated Annual Report 2025-26 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the report and update bank account details for the receipt of dividend.

| Type of holder | Process to be followed | |
|---|---|---|
| Physical | For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to<br>KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 | |
| | Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode | Form ISR-1 |
| | Update of signature of securities holder | Form ISR-2 |
| | For nomination as provided in Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 | Form SH-13 |
| | Declaration to opt out | Form ISR-3 |
| | Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee | Form SH-14 |
| | Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical mode | Form ISR-4 |
| Demat | Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP. | |

17. Members may also note that the Notice of the 45th AGM and the Integrated Annual Report 2025-26 will also be available on the Company's website at, https://www.infosys.com/investors/reports-filings.html, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL, https://www.evoting.nsdl.com.
18. An Explanatory Statement pursuant to Section 102 of the Act in respect of the business under item nos. 4 to 6 set out above and additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.
19. All holders of physical shares are requested to furnish their KYC details for their respective folios. [viz (i) PAN, (ii) contact details (postal address with PIN and mobile number), (iii) bank account details, and (iv) specimen signature.] Accordingly, effective April 1, 2024, dividends will be paid exclusively through electronic mode and only to those physical shareholders who have duly complied with the mandatory KYC requirements. Shareholders are requested to complete their KYC by writing to the Company's RTA, KFin Technologies Limited, at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html.

20. As per Section 72 of the Act, members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/investors-service/form-sh13.pdf. Members holding shares in demat mode may contact their respective DPs to update the nomination.
21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261 Fax: +91 80 2852 0362
investors@infosys.com
www.infosys.com

May 28, 2026

by order of the Board of Directors
for Infosys Limited

Sd/-

**A.G.S. Manikantha**
*Company Secretary*
Membership No. ACS 21918

# Explanatory Statement

## Background and context for item nos. 4 and 5

Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 (such amended plan is hereinafter referred as the "Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company and its subsidiaries under the Amended 2019 Plan.

The Company has been a pioneer in India by rewarding its employees through stock ownership programs starting in 1994. This philosophy has created a culture of aligning employee and shareholder interests. The 2015 Incentive Compensation Plan ("2015 Plan") was approved by shareholders pursuant to the postal ballot dated March 31, 2016, and stock incentives continue to be granted to the eligible employees of the Company thereunder. The vesting criteria for stock incentives under the 2015 Plan are largely time-based.

The existing plan was approved by shareholders pursuant to the Annual General Meeting held on June 22, 2019. The shareholders had approved the existing plan and the grant of stock incentives to the Eligible Employees of the Company and its subsidiaries thereunder, which provided for approximately 1.15% of the equity shares of the Company then outstanding, amounting to approximately 5,00,00,000 equity shares. As on date of the Notice, 3,26,63,903 equity shares remain available for grant under the existing plan, representing the unutilized balance equity shares out of the original shareholder approved pool of 5,00,00,000 equity shares, and constituting approximately 0.8% of the outstanding equity shares of the Company as on the date of this Notice.

As on the date of this Notice, the Company has 4,44,19,917 RSUs available for grant under all ESOP Plans, representing approximately 1.1% of the outstanding equity share capital of the Company. This includes RSUs that have vested but remain unexercised, as well as RSUs that are yet to vest.

The shareholders had approved the Expanded Stock Ownership Program, 2019 ("2019 Plan") for a period of seven years, which is due to expire on June 21, 2026.

To ensure continuity of the Company's performance-based stock incentive plan and in line with its philosophy of aligning employee interests with long-term shareholder value creation, the Board has approved the amendments to ensure:

- Continuity of performance-based stock incentive program across an expanded employee base
- Ability to attract, retain and incentivize key talent in an increasingly competitive and evolving market
- Sustained alignment of employee interests with long-term shareholder value creation

## The summary of the proposed amendments is as under:

1. **Extension of the 2019 Plan tenure:**

   Extension of 2019 Plan for a further period of seven (7) years from the date of shareholder approval. The grants made under the 2019 Plan shall be made over seven (7) years, and the 2019 Plan shall be valid for a period of ten (10) years from the date of receipt of approval of shareholders.

2. **Strengthening alignment with Long-Term Shareholder Value creation and rationalization of Operational Metrics based on the inputs received from investors:**

   - In line with the feedback received from shareholders to align the Management compensation with long-term interests of shareholders, the introduction of a three-year rolling Relative Total Shareholder Return (TSR) as a vesting parameter for strengthening alignment with sustained shareholder value creation and reinforcing long-term market performance.
   - Rationalization of the Operating metrics to ensure continued focus on the core financial metrics of revenue and margin, ensuring consistency and comparability over time. Given the rapid evolution of technology and business models, sub-segment metrics (like digital revenue growth) may become transient and less comparable.

3. The proposed extension of the 2019 Plan does not involve any increase in the share pool of 5,00,00,000 equity shares that was initially approved. The Company will continue to operate within the existing approved pool, and accordingly, there will be no further dilution of the equity share capital. The shareholders had approved the existing plan and the grant of stock incentives to the Eligible Employees of the Company and its subsidiaries thereunder, which provided for approximately 1.15% of the equity shares of the Company then outstanding, amounting to approximately 5,00,00,000 equity shares. As on date of this Notice, 3,26,63,903 equity shares remain available for grant under the existing plan, representing the unutilized balance equity shares out of the original shareholder approved pool of 5,00,00,000 equity shares, and constituting approximately 0.8% of the equity share capital of the Company as on the date of this Notice.

4. Other amendments for clarity, consistency and to bring the 2019 Plan in line with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

The proposed extension to the 2019 Plan is continuity-driven and aimed at further strengthening alignment between employee interest and long-term shareholder value creation. The 2019 Plan continues to support the Company's ability to attract, retain and incentivize key talent, while reinforcing a culture of ownership and performance. The enhancements to vesting parameters with long-term TSR further strengthens linkage to shareholder value creation. The proposal will not result in further dilution of equity share capital.

The disclosures pursuant to the SEBI Regulations and the Companies Act, 2013 and the rules made thereunder are as under:

| Particulars | 2019 Plan | Proposed amended 2019 Plan | Rationale / Notes |
|---|---|---|---|
| Section 2 – Definitions | w) "SEBI Regulations" means Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014. | w) "SEBI Regulations" means Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. | Pursuant to regulatory changes |
| Section 6(c) ii | The Vesting Period of a Restricted Stock Unit awarded shall not be less than a period of one (1) year, and which may extend to a maximum of three (3) years from the date of the Award, as decided by the Administrator from time to time, and shall be provided in the Award Agreement. | The Vesting Period of a Restricted Stock Unit awarded shall not be less than a period of one (1) year, and which may extend to a maximum of three (3) years from the date of the Award, as decided by the Administrator from time to time, and shall be provided in the Award Agreement. No tranche of vesting shall exceed 50% of the total grants made under the scheme | This is to ensure that performance criteria set for each grant would be based on long-term performance. |
| Section 6(c) ii | – | In the event of retirement / superannuation, for the Restricted Stock Units granted, the vesting scheduled will be determined by the Administrator as per the applicable laws and Company's policies. | Pursuant to regulatory changes |
| Section 3 - Shares subject to the Plan | a) Shares Reserve. Subject to the provisions of Section 9 of the Plan, the maximum aggregate number of shares that may be awarded under the Plan is 5,00,00,000 shares, which is 1.15% of the equity capital of the Company ("the Share Reserve") as on May 15, 2019. | a) Shares Reserve. Subject to the provisions of Section 9 of the Plan, the maximum aggregate number of shares that may be awarded under the amended Plan is 3,26,63,903 shares representing the balance unutilized shares out of the original shareholder-approved pool of 5,00,00,000 shares, which is 0.8% of the equity capital of the Company ("the Share Reserve") as on date of this Notice i.e., May 28, 2026. | **No increase in share pool:** The proposed extension of the 2019 Plan does not involve any increase in the share pool of 5,00,00,000 equity shares that was initially approved. **There will be no incremental dilution of the equity share capital as compared to earlier approval.** |
| Section 13 - Effective date and term of the Plan | This Plan shall become effective on and from the date of receipt of approval of the Company's shareholders. Awards granted under this Plan between the period of its adoption by the Board and shareholder approval shall become effective on and from the date of receipt of approval of the Company's shareholders. The Awards under the Plan shall be made over seven (7) years from the date of approval by the Company's shareholders referred above, and the Plan will continue in effect for a period of ten (10) years from the date of approval by the Company's shareholders referred above, unless terminated under Section 14 of the Plan. This ten (10) year period can be extended by shareholders by passing a special resolution. | This amended Plan shall become effective on and from the date of receipt of approval of the Company's shareholders. Awards granted under this Amended Plan, subsequent to the expiry of the earlier plan (i.e., June 21, 2026), shall, subject to shareholder approval, become effective from the date on which such approval is received. The Awards under the Plan shall be made over a further period of seven (7) years from the date of approval of the amended Plan by the Company's shareholders, and the amended Plan will continue in effect for a period of further ten (10) years from the date of approval of the amended Plan by the Company's shareholders, unless terminated under Section 14 of the Plan. This ten (10)year period can be further extended by shareholders by passing a special resolution. | **Extension of 2019 Plan tenure:** Extension of 2019 Plan for a further period of seven (7) years from the date of shareholder approval. The grants made under the 2019 Plan shall be made over seven (7) years, and the 2019 Plan shall be valid for a period of ten (10) years from the date of receipt of approval of shareholders. |

| Particulars | 2019 Plan | Proposed amended 2019 Plan | Rationale / Notes |
|---|---|---|---|
| Section 6 c) Parameters for Vesting | I. Relative Total Shareholder Return ("Relative TSR") against a peer comparator group of not less than eight comparators, which will be identified by the Administrator from a basket of the following 10 industry peers, which include Indian and global companies, such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos and HCL.<br>In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the Administrator is entitled to include an additional peer set company to the comparator group.<br>II. Relative TSR against broader market domestic and global indices comprising Nifty 50, S&P 500 and MSCI index to be determined by the Administrator. | I. Long-term Relative Total Shareholder Return ("Relative TSR") for rolling three years' TSR against a peer comparator group of not less than eight comparators which will be identified by the Administrator from a basket of the following 10 industry peers, which include Indian and global companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos, and HCL.<br>In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the Administrator is entitled to include an additional peer set company to the comparator group.<br>The Company will implement a phased transition to a three-year rolling relative TSR parameter, measured against a peer comparator group, with vesting based on one-year TSR in Year 1, two-year TSR in Year 2, and a full three-year TSR measure from Year 3 onwards<br>II. Annual TSR:<br>A: Relative TSR against a peer comparator group not less than 8 comparators which will be identified by the Administrator from a basket of the following 10 industry peers which include Indian and global companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos, and HCL.<br>In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the Administrator is entitled to include an additional peer set company to the comparator group.<br>B: Relative TSR against broader market domestic and global indices: comprising MSCI, S&P 500 & Nifty 50 to be determined by the Administrator. | **Strengthening alignment with long-term shareholder value creation and rationalization of operational metrics:**<br>In line with the feedback received from shareholders to align the Management compensation with long-term interests of the shareholders, the introduction of a 3-year rolling Relative Total Shareholder Return (TSR) as a vesting parameter, strengthening alignment with sustained shareholder value creation and reinforcing long-term market performance. There are no changes to the basket of existing industry peers. |

| Particulars | 2019 Plan | Proposed amended 2019 Plan | Rationale / Notes |
|---|---|---|---|
| | III. Operating lead performance metrics of the Company, which are used to derive shareholder value, measured by<br>• Total revenue growth;<br>• Digital revenue growth; and<br>• Operating margin.<br>The annual performance targets against these metrics shall be determined by the Administrator.<br>Each of the above three performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.<br>Shares will vest based on the Company's performance on Relative TSR in (I) and (II) above as follows:<br>• If it ranks in the 75th percentile and above, then a maximum of 100% of the Restricted Stock Units due for vesting will vest.<br>• If it ranks in the 50th to 75th percentile, then the Restricted Stock Units due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse.<br>• If it ranks below the 50th percentile, then no Restricted Stock Units due for vesting will vest. | III. Annual operating performance metrics of the Company, which are used to derive shareholder value, measured by<br>• Total revenue growth; and<br>• Operating margin.<br>The performance targets against these metrics shall be determined by the Administrator.<br>Each of the above three performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.<br>Shares will vest based on the Company's performance on Relative TSR in (I) and (II) above as follows:<br>• If it ranks in the 75th percentile and above, then a maximum of 100% of the Restricted Stock Units due for vesting will vest;<br>• If it ranks in the 50th to 75th percentile, then the Restricted Stock Units due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse;<br>• If it ranks below the 50th percentile, then no Restricted Stock Units due for vesting will vest. | Rationalization of operating metrics to ensure continued focus on the core financial metrics of revenue and margin, ensuring consistency and comparability over time. Given the rapid evolution of technology and business models, sub-segment metrics (like digital revenue growth) may become transient and less comparable over the long term of 10 years. |
| | | Shares will vest based on the Company's operating performance metrics of the Company (III) above as follows:<br>• If performance achievement is at the minimum (threshold) level, 75% of the Restricted Stock Units due for vesting shall vest. If the performance achievement is below the minimum (threshold) level, no Restricted Stock Units due for vesting shall vest, it will lapse.<br>• If the performance achievement is at target level, 100% of the Restricted Stock Units due for vesting shall vest.<br>• If the performance achievement is at stretch target level, 125% of the Restricted Stock Units due for vesting shall vest.<br>• If the performance achievement is greater than the threshold level and less than target level, then the Restricted Stock Units due for vesting shall vest proportionately on a linear scale between 75% to 100%, and the balance will lapse.<br>• If the performance achievement is greater than the target level and less than the stretch target level, then the Restricted Stock Units due for vesting shall vest proportionately on a linear scale between 100% to 125%. | To increase transparency towards payout philosophy. |

| Particulars | 2019 Plan | Proposed amended 2019 Plan | Rationale / Notes |
|---|---|---|---|
| | | While individual performance outcome may result in achievement levels above 100%, aggregate vesting under Operating performance parameter shall not exceed 100% of the shares due for vesting under such parameter. | |
| Section 6(e) | Notwithstanding the foregoing, the Exercise Period for the circumstances enumerated in Section 6(c)(iv) above (as relevant) shall be the following:<br>iii) In the event of termination of employment, or resignation of the Participant, Restricted Stock Units that have vested in the Participant as on the date of termination / resignation (as the case may be, if the termination is not for misconduct), shall be exercised by the Participant within an Exercise Period of 90 calendar days of the date of termination / resignation. | Notwithstanding the foregoing, the Exercise Period for the circumstances enumerated in Section 6(c)(ii) above (as relevant) shall be the following:<br>iii) In the event of termination of employment, or resignation of the Participant, Restricted Stock Units that have vested in the Participant as on the date of termination / resignation (as the case may be, if the termination is not for misconduct), shall be exercised by the Participant within an Exercise Period of 90 calendar days of the date of vesting. | The changes have been made for clarity and to ensure consistency in the operation of the relevant provisions of the Plan relating to exercise period of the vested RSUs. The revised language clarifies that the exercise period shall commence from the date on which the relevant RSUs vest. |

The Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the Nomination and Remuneration Committee constituted by the Board, to exercise its powers in relation hereto, including the powers conferred by these resolutions), at its meeting held on April 23, 2026, has approved the above amendments to the existing plan.

The Company's philosophy continues to align employee interests with shareholder value creation. To incentivize, retain, and attract key talent through the performance-based stock incentive plan among an expanded employee base, it is considered appropriate to extend the term of the existing plan.

The Board approved amendment of performance parameters with a view to

- Strengthen alignment with long term shareholder value creation and investor expectations,
- Reinforce a long-term performance orientation within the organization, and
- Align operating performance metrics to relevant financial metrics.

A copy of the Amended 2019 Plan is available for review by the shareholders on https://www.infosys.com/investors/reports-filings/Documents/expanded-stock-ownership-program2019.pdf

The Resolutions contained in Item 4 and Item 5 seek to obtain the shareholders' approval to amend the existing plan and authorize the Board to grant RSUs, create, issue, offer and provide equity shares, American Depositary Receipts (ADRs) or cash, from time to time, to the Eligible Employees (as defined in the Amended 2019 Plan) of the Company or its subsidiaries under the Amended 2019 Plan.

Pursuant to Regulation 6 and Regulation 14 of the SEBI Regulations, as well as the requirements prescribed by Section 67(3)(b) of the Companies Act, 2013 read with Rule 16(2) of the Companies (Share Capital and Debentures) Rules, 2014, the key details of the Amended 2019 Plan are set out below:

All capitalized terms not defined herein shall carry the same meaning as ascribed to them in the 2019 Plan.

## 1. Brief description of the Amended 2019 Plan

The purpose of the Amended 2019 Plan is to :

- Encourage employees to align individual performance with the Company's shareholder value creation objectives;
- Attract, retain and motivate talented and identified employees; and
- Reward employee performance with ownership.

The Amended 2019 Plan grants Restricted Stock Units (RSUs) to Eligible Employees, and subject to applicable law and conditions, the Eligible Employees shall be entitled to receive equity shares, ADRs or cash on exercise of the RSUs. The Amended 2019 Plan shall be administered by the NRC (hereinafter referred to as "the Administrator", which to the extent of secondary acquisition and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust) from time to time, whose decisions, determinations, and interpretations will be final and binding on all Eligible Employees and participants under the Amended 2019 Plan. Each RSU granted shall be evidenced by an award agreement that will specify such terms and conditions as the Administrator will determine.

The total rewards for the Eligible Employees are designed to ensure their continued alignment with organizational goals. The emphasis on the performance-linked RSUs ensures alignment with shareholders' interests, through a continued focus on the Company's sustainable, long-term performance and value creation.

## 2. Total number of shares or benefits to be granted

The total number of equity shares and ADRs to be provided pursuant to the exercise of the RSUs under the Amended 2019 Plan to the Eligible Employees of the Company and its subsidiaries shall not cumulatively exceed 3,26,63,903 equity shares representing the balance unutilized equity shares out of the original shareholder approved pool of 5,00,00,000 equity shares (approximately 0.8% of the issued capital as on the date of this Notice).

## 3. Identification of classes of employees entitled to participate and be beneficiaries in the 2019 Plan

'Employees', as defined under the SEBI Regulations, of the Company and its subsidiary companies, whether working in India or abroad, will be entitled to participate in the Amended 2019 Plan, subject to the fulfillment of such eligibility criteria as may be specified in the SEBI Regulations and / or as may be determined by the Administrator from time to time.

It is clarified that as per the SEBI Regulations and the Companies Act 2013, Eligible Employees who are promoters or members of the promoter group, independent directors or directors who themselves or through a relative / body corporate (directly or indirectly) holds more than 10% of the outstanding equity shares of the Company; shall not be eligible to participate in the Amended 2019 Plan.

For determining the grant of RSUs under the Amended 2019 Plan, the appraisal process set forth in paragraph 8 below shall be considered.

#### 4. Requirements of vesting and period of vesting

The RSUs granted under the Amended 2019 Plan shall vest as based on the following three performance parameters, the relative weightage of which shall be determined by the NRC provided that each parameter shall have a weightage of at least 25% and no single parameter will have a weightage of more than 50% :

i) Long-term Relative Total Shareholder Return ("Relative TSR") for rolling 3 years TSR against a peer comparator group of not less than 8 comparators, which will be identified by the Administrator from a basket of the following 10 industry peers, including Indian and global companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos, and HCL.

   In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the NRC is entitled to include an additional peer set company to the comparator group.

   The Company will implement a phased transition to a three-year rolling relative TSR parameter, measured against a peer comparator group, with vesting based on one-year TSR in Year 1, two-year TSR in Year 2, and a full three-year TSR measure from Year 3 onwards.

ii) Annual TSR:

   A: Relative TSR against a peer comparator group not less than 8 comparators, which will be identified by the Administrator from a basket of the following 10 industry peers, including Indian and global companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos, and HCL.

   In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the NRC is entitled to include an additional peer set company to the comparator group.

   B: Relative TSR against broader market domestic and global Indices comprising of MSCI, S&P 500 & Nifty 50 to be determined by the Administrator.

iii) Annual operating performance metrics of the Company, which are used to derive shareholder value, measured by

   a. Total revenue growth; and

   b. Operating margin.

The performance targets against these metrics shall be determined by the Administrator.

Each of the above three performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.

Shares will vest based on the Company's performance on Relative TSR in (i) and (ii) above as follows:

- If it ranks in the 75th percentile and above, then a maximum of 100% of the RSUs due for vesting will vest.
- If it ranks in the 50th to 75th percentile, then the RSUs due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse.
- If it ranks below the 50th percentile, then no RSUs due for vesting will vest.

Shares will vest based on the Company's operating performance metrics of the Company (iii) above as follows:

- If performance achievement is at the minimum (threshold) level, 75% of the Restricted Stock Units due for vesting shall vest. If the performance achievement is below the minimum (threshold) level, no Restricted Stock Units due for vesting shall vest, it will lapse.
- If the performance achievement is at target level, 100% of the Restricted Stock Units due for vesting shall vest.
- If the performance achievement is at stretch target level, 125% of the Restricted Stock Units due for vesting shall vest.
- If the performance achievement is greater than the threshold level and less than target level, then the Restricted Stock Units due for vesting shall vest proportionately on a linear scale between 75% to 100%, and the balance will lapse.
- If the performance achievement is greater than the target level and less than the stretch target level, then the Restricted Stock Units due for vesting shall vest proportionately on a linear scale between 100% to 125%.

While individual performance outcome may result in achievement levels above 100%, aggregate vesting under operating performance parameter shall not exceed 100% of the shares due for vesting under such parameter.

The increased dilution of the equity share capital, if any and / or cost of secondary acquisition of equity shares, if any, is expected to be offset by growth in shareholder value and increased returns to the shareholders.

All RSUs granted shall vest as per the schedule determined by the Administrator from the date of the grant.

Any RSUs which lapse or are forfeited shall be available for future grants.

The Company shall disclose in its subsequent annual reports, details of the above-mentioned performance parameters and weightage, the target achievement for each of the performance parameters and achievement during the year, basis which the vesting of the RSUs was allowed, count of employees covered, number of RSUs granted, count of employees whose RSUs vested, number of RSUs due for vesting as per the vesting schedule and number of RSUs vested as per vesting schedule meeting the vesting conditions.

The Company has a Compensation Recovery Policy, which is intended to further the Company's pay-for- performance philosophy. The Compensation Recovery Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/documents/compensation-recovery-policy.pdf

## 5. Maximum period within which the RSUs shall vest

The RSUs shall vest between a minimum of 1 year to a maximum of 3 years from the date of grant (such period shall not be less than 1 year from the date of the grant, as decided by the Administrator) and shall be provided in the award agreement with the Eligible Employees. No tranche of vesting shall exceed 50% of the total grants made under the scheme.

In determining the vesting schedule for an Eligible Employee, the Administrator shall consider factors including, alignment with accelerated shareholder value creation, retention of key talent, future potential and tenure.

The RSUs shall vest based on the achievement of the defined performance criteria as per paragraph 4 above.

## 6. Exercise price, purchase price or pricing formula

The exercise price for the RSUs will be equal to the par value of the shares.

## 7. Exercise period and process of exercise

The exercise period for RSUs shall be up to 90 days (except in the case of death or permanent incapacitation of the employee, where RSUs may be exercised within 365 days). The Administrator also has the discretion to decide the exercise period and process of exercise and the same shall be mentioned in the respective Eligible Employee's award agreement. Further, the RSUs shall be deemed exercised when the Company or its appointed agent receives written or electronic notice of the exercise from the person entitled to exercise the RSUs; and subject to the terms of award agreement with the Eligible Employees, full payment for the equity shares or ADRs with respect to which the RSUs are exercised along with applicable tax amount payable by such person (unless the person entitled to exercise the RSUs, being eligible to avail of cashless exercise of RSUs, exercise that option).

However, in cases where the Administrator so decides, the income tax amounts will be deducted from the concerned employee's salary and in such events, the payment for the equity shares or ADRs need not be accompanied by the tax amount.

The RSUs granted to an Eligible Employee under an award agreement shall lapse on the concerned employee's failure to exercise the RSUs within the exercise period.

## 8. The appraisal process for determining the eligibility of employees for the Amended 2019 Plan

The appraisal process for determining the eligibility of employees for the grant of RSUs under the Amended 2019 Plan will be determined by the Administrator, and will be based on their level in the organization, their performance and future potential, and any other criteria as will be determined by the Administrator from time to time. The selection of Eligible Employees will be based on these criteria on recommendations of the management of the Company.

## 9. Maximum number of shares, to be issued per employee and in aggregate

The maximum number of RSUs to be granted per Eligible Employee shall be as follows :

- No Eligible Employee will be issued more than 50,00,000 (as may be adjusted for any changes in capital structure of the Company) equity shares of the Company.
- The grant of RSUs during any one year covering a number of equity shares or ADRs equal to or exceeding 1% of the issued capital of the Company at the time of grant of the RSUs shall be subject to the approval of shareholders by way of a special resolution passed at a general meeting.
- The total number of equity shares or ADRs to be provided to employees of the Company and its subsidiaries pursuant to the exercise of the RSUs under the Amended 2019 Plan shall not cumulatively exceed 3,26,63,903 equity shares (as may be adjusted for any changes in capital structure of the Company).

## 10. Maximum quantum of benefits to be provided per employee under the scheme(s)

Please see paragraph 9 above.

## 11. Whether the scheme(s) is to be implemented and administered directly by the Company or through a trust

The Nomination and Remuneration Committee shall administer the Amended 2019 Plan, which to the extent of secondary acquisition and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust.

## 12. Whether the scheme(s) involves fresh issue of shares by the Company or secondary acquisition by the trust or both

The equity shares can be acquired both by way of fresh issue and secondary acquisition by the Infosys Expanded Stock Ownership Trust subject to regulatory approvals, as originally approved by the shareholders in the 38th Annual General Meeting of the Company dated June 22, 2019.

## 13. The amount of provision of money (by way of grant and / or loan) to be provided for implementation of the scheme(s) by the Company to the trust – and if a loan, its tenure, utilization, repayment terms, etc.

The Company shall (from time to time) make provision for money by way of a grant and / or loan and / or provide guarantee or security in connection with the loan granted or to be granted to the Infosys Expanded Stock Ownership Trust to fund the Infosys Expanded Stock Ownership Trust, which shall be utilized for the purpose of purchase of equity shares of the Company from the secondary market on the platform of a recognized stock exchange for the Amended 2019 Plan. Such amount provisioned to the Infosys Expanded Stock Ownership Trust shall not exceed the statutory limits. To the extent a loan is made by the Company, the exercise price received from the Eligible Employees upon exercise of the RSUs shall be used to repay the loan to the Company. Additionally, any dividends received on equity shares purchased pursuant to the Amended 2019 Plan shall be used in such manner as the Administrator may deem fit, including (i) for secondary acquisition of shares and / or (ii) repayment of the loan (if any) made by the Company to the Infosys Expanded Stock Ownership Trust. The tenure and other relevant terms of the loan (if any) made by the Company to the Infosys Expanded Stock Ownership Trust shall be as may be mutually agreed at the time of grant of the loan.

As the Company may provide money for purchase of its own shares for the purpose of implementing the Amended 2019 Plan, the details required in the explanatory statement for the provision of such money, under Section 67 read with Rule 16 of the Companies (Share Capital and Debentures) Rules, 2014, are as follows:

a. The class of employees for whose benefit the Amended 2019 Plan is being implemented, and money is being provided for purchase of or subscription to shares:

   As mentioned in paragraph 3 above.

b. The particulars of the trustee in whose favor such shares are to be registered:

   Same as paragraph 13(c) below.

c. The particulars of trust and name, address, occupation and nationality of trustees and their relationship with the promoters / promoter group, directors or key managerial personnel:

   Name of the trust : Infosys Expanded Stock Ownership Trust

   Address of the trust : Electronics City, Hosur Road, Bengaluru – 560100

   Particulars of the trustees are given below:

   1. Nandini S, an Indian Citizen, Infosys Limited, Electronics City, Hosur Road, Bengaluru – 560100, Karnataka
   2. Shaji Mathew, an Indian citizen, Infosys Limited, Electronics City, Hosur Road, Bengaluru – 560100, Karnataka
   3. Deepak Bhalla, an Indian citizen, Infosys Limited, Electronics City, Hosur Road, Bengaluru – 560100, Karnataka
   4. Gopalakrishnan Ramachandran, an Indian citizen, Infosys Limited, Electronics City, Hosur Road, Bengaluru – 560100, Karnataka

   All the above trustees are presently employees of the Company. None of the above trustees and their respective relatives are related to the promoters / promoter group, directors or key managerial personnel of the Company.

d. Any interest of key managerial personnel, directors or promoters in the 2019 Plan or trust and effect thereof

   Directors and key managerial personnel may be deemed to be interested to the extent of RSUs as may be granted to them under the Amended 2019 Plan, and to the extent of their shareholding as shareholders of the Company.

e. The detailed particulars of benefits which will accrue to the employees from the implementation of the 2019 Plan

   The employee can receive equity shares, ADRs, or cash upon exercise of RSUs granted to them as per the relevant award agreement.

f. Details about who would exercise the voting rights and how in respect of the equity shares to be purchased or subscribed under the Amended 2019 Plan would be exercised.

   The SEBI Regulations provide that the trustee of a trust governed under the SEBI Regulations, shall not vote in respect of the shares held by the trust, so as to avoid any misuse arising out of exercising such voting rights.

## 14. Maximum percentage of secondary acquisition (subject to limits specified under the regulations) that can be made by the trust for the purposes of the scheme(s)

The Infosys Expanded Stock Ownership Trust can acquire such equity shares through secondary acquisition as originally approved by the shareholders in the 38th Annual General Meeting of the Company dated June 22, 2019, which is within the limits specified under the applicable laws.

## 15. A statement to the effect that the Company shall conform to the accounting policies specified in Regulation 15

The Company will conform to the applicable accounting policies prescribed under the SEBI Regulations, or any other policy(ies) that may be prescribed under law with respect to accounting for stock options including the disclosure requirements prescribed therein.

## 16. The method which the Company shall use to value its options:

To calculate the employee compensation cost, the Company shall use the Fair Value Method for the valuation of the RSUs granted.

## 17. Lock-in

The shares issued pursuant to exercise of RSUs shall not be subject to any lock-in period restriction.

### Validity period of the Amended 2019 Plan

The grants made under the Amended 2019 Plan shall be made over a further period of seven (7) years from the date of approval of the Amended Plan by the Company's shareholders, and the Amended 2019 Plan will continue in effect for a further period of ten (10) years from the date of approval of the Amended Plan by the Company's shareholders. This validity period can be extended (if required) by the shareholders.

As the Amended 2019 Plan provides for issue of equity shares and ADRs to be offered to persons other than the existing shareholders of the Company, consent of the shareholders is being sought pursuant to Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 and as per Regulation 6 of the SEBI Regulations.

Pursuant to the provisions of the SEBI Regulations, a separate resolution is required to be passed if the grant of RSUs, to the employees of subsidiaries. Accordingly, the resolutions set as Item Nos. 4 and 5 are being placed separately for the approval of shareholders. None of the promoters / promoter group or their relatives are in any way concerned or interested in these resolutions except to the extent of their shareholding as shareholders. The directors, key managerial personnel or their relatives may be deemed to be concerned or interested in these resolutions to the extent of RSUs granted to them and to the extent of their shareholding as shareholders.

The Board of Directors of the Company recommends the passing of the proposed resolutions stated in item nos. 4 and 5 as special resolutions.

## Background and context for item no. 6

Regulation 31A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("LODR Regulations") as amended, provides a regulatory mechanism for re-classification of members from the 'Promoters and Promoter group' to 'Public' category subject to fulfilment of conditions as provided therein.

The Company is in receipt of a joint request letter dated April 30, 2026 ("Request Letter") from Mr. Shreyas Shibulal and Ms. Bhairavi Madhusudhan Shibulal (collectively, the "Applicants"), seeking reclassification from the 'Promoter and Promoter Group' category to the 'Public' category, in accordance with Regulation 31A of the LODR Regulations. Details of the Applicants, along with their shareholding in the Company (as of March 31, 2026) are set out below:

| Sl. No. | Name of outgoing promoter/ promoter group member(s) | No. of shares held | % of holding |
|---|---|---|---|
| 1. | Shreyas Shibulal | 1,79,37,000 | 0.44 |
| 2. | Bhairavi Madhusudhan Shibulal | 48,85,500 | 0.12 |
| Total | | 2,28,22,500 | 0.56 |

The Applicants have stated in the Request Letter that their classification as 'Promoter and Promoter Group' is solely because of their relationship with Mr. S. D. Shibulal (Mr. Shreyas Shibulal being his son and Ms. Bhairavi Madhusudhan Shibulal being his daughter-in-law). Mr. S. D. Shibulal is the promoter of the Company and was one of the co-founders of the Company, however, since 2014, he has ceased to be involved in the Company. The Applicants have further stated that neither of them have worked with the Company in any capacity, nor have they been involved in the business, management, or decision-making in relation to the Company. The Applicants have never held any position of KMP or director in the Company, and do not have any right either to appoint any director of the Company or any ability to control the management or policy decisions of the Company in any manner whatsoever. Further, the Applicants have confirmed that they only receive information about the Company as ordinary public shareholders of the Company, and their classification as 'Promoter and Promoter Group' is solely because of their relationship with Mr. S. D. Shibulal (being his son and daughter-in-law).

A copy of the request letter received from the Applicants has been disseminated to the stock exchanges on April 30, 2026, and is publicly available at www.nseindia.com, www.bseindia.com, and www.infosys.com.

The Applicants have given an undertaking that, in terms of Regulation 31A(3) of the LODR Regulations, the Applicants and the person(s) related to the Applicants together:

i. do not hold more than ten percent of the total voting rights in the Company;

ii. do not exercise control over the affairs of the Company directly or indirectly;

iii. do not have any special rights with respect to the Company through formal or informal arrangements including through any shareholder agreements;

iv. are not being represented on the Board (including by way of nominee directorship)

v. do not act as key managerial personnel in the Company

vi. are not a 'wilful defaulter(s)' as per the Reserve Bank of India Guidelines;

vii. are not a fugitive economic offender

The Applicants have confirmed that there is no pending regulatory action against them. The Applicants have further confirmed that they shall:

(a) at all times from the date of re-classification, continue to comply with the conditions specified in sub-clause (i), (ii) and (iii) of clause (b) of Regulation 31A(3) of the LODR Regulations; and

(b) comply with the conditions mentioned in sub-clauses (iv), (v) of clause (b) of Regulation 31A(3) of the LODR Regulations for a period of not less than 3 (three) years from the date of reclassification.

The Board of Directors of the Company ("Board"), at its meeting held on April 30, 2026, had inter alia taken note of the following:

i. The Applicants are engaged in their respective independent professions / businesses and are neither connected, directly or indirectly, with the operations or decision-making of the Company, nor do they exercise any influence over the decisions of the Company.

ii. The Applicants do not have any representation on the Board and are not acting as key managerial personnel of the Company.

iii. The Applicants hold less than 1% of the paid-up equity share capital of the Company, and the Applicants together with the persons related to them hold less than 10% of the paid-up equity share capital of the Company.

The Board considered the facts stated above and approved the request for re-classification of the Applicants from 'Promoter and Promoter Group' category to 'Public' category, subject to receipt of necessary approval from the stock exchanges and compliance with such other requirements as may be prescribed in this regard, including obtaining approval from the shareholders.

Pursuant to such approval by the Board, the Company filed applications dated May 1, 2026, with BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE", together with BSE, "Stock Exchanges"). In response to the Company's applications, the Company received No-objection letters from BSE vide letter no. LIST/ COMP/ HG/ 059/ 2026-27 and NSE vide letter no. NSE/ LIST/ COMP/ INFY/ 587/ 2026-2027 both dated May 11, 2026, respectively for reclassification of the Applicants from 'Promoter and Promoter Group' category to 'Public' category.

Further, the Board confirms the following:

i. The Company is compliant with the requirement for minimum public shareholding as required under Regulation 38 of the LODR Regulations;

ii. The trading in the Company's equity shares is not suspended by any of the Stock Exchanges on which the Company is listed;

iii. The Company does not have any outstanding dues to the Securities and Exchange Board of India , the Stock Exchanges or the depositories.

Considering the above, the Board recommends the passing of the proposed resolution stated in Item no. 6 as an ordinary resolution. The members may note that in accordance with Regulation 31A(3)(a)(vi) of the LODR Regulations, the Applicants and the persons related to them (as defined under clause (b) of sub-regulation (1) of Regulation 31A of the LODR Regulations) shall not vote on this resolution.

No directors, key managerial personnel or their relatives are interested or concerned in the resolution.

## Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable secretarial standards



**Nandan M. Nilekani**
*Chairman*

Nandan M. Nilekani (Nandan) is the Co-Founder and Chairman of Infosys Technologies Limited. He was the Founding Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister from 2009-2014. Nandan has co-founded and is the Chairman of EkStep Foundation, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. In January 2023, he was appointed as the co-chair of the G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion, and Development.

Born in Bengaluru, Nandan received his bachelor's degree from Indian Institution of Technology (IIT), Bombay. Fortune Magazine conferred him as Asia's Businessman of the Year 2003. In 2005, he received the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences, and politics. In 2006, he was awarded the Padma Bhushan. He was also named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 Most Influential People in the World in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. In 2014, he won The Economist Social & Economic Innovation Award for his leadership of India's Unique Identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E & Y. CNBC-TV 18 conferred him with the India Business leader award for outstanding contributor to the Indian Economy-2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He was inducted as International Honorary Member of the American Academy of Arts and Sciences in 2019. Business Standard Annual awards 2022 conferred "The Lifetime Achievement Award." TIME Magazine has featured him among 100 Most Influential People in AI-2024.

Nandan is the author of "Imagining India", co-authored his second book with Viral Shah, "Rebooting India: Realizing a Billion Aspirations" and co-authored his third book with Tanuj Bhojwani, "The Art of Bitfulness: Keeping calm in the digital world," released in January 2022.

Age: 70 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Strategy, Board service & governance, Financial, Diversity, Global business, Sales & marketing, Cybersecurity, Mergers & Acquisitions, Risk management, and Sustainability & ESG

Disclosure of inter-se relationships between directors and KMP: None

Entities (other than the Infosys Group) in which Nandan holds directorship and committee membership:

| Board membership | |
|---|---|
| Indian entities | • Avanti Finance Private Limited<br>• R. Tehmurasp Investment Company Private Limited<br>• EkStep Foundation<br>• Indian Institute for Human Settlements |

| Committee membership |
|---|
| Nil |

Listed entities from which Nandan has resigned in the past three years: Nil

Shareholding in the Company as on May 28, 2026:

| Name | Category | No. of equity shares held |
|---|---|---|
| Nandan M. Nilekani | Chairman | 4,07,89,562 |

Remuneration proposed to be paid: Nandan voluntarily chose not to receive any remuneration for his services rendered to the Company.

Key terms and conditions of appointment: As per the resolution at item no. 3 of this Notice, Nandan, whose office as director is liable to retire at the ensuing AGM, being eligible, seeks reappointment.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Nandan was first appointed to the Board in 1981. He ceased to be a member of the Board on July 9, 2009. He was unanimously appointed as a member and Chairman of the Board effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company. Details pertaining to his appointment, remuneration, and number of meetings attended are provided in the *Corporate governance report* of this Integrated Annual Report.

# Instructions for participation through VC

Please follow the below steps for registration and participation.

| | | |
|---|---|---|
| Step 1: | Access the VC portal by clicking this link: https://emeetings.kfintech.com/infosys or you could also join the AGM by visiting the investor page on our Company's website, www.infosys.com | System requirements for best VC experience<br>Internet connection: Broadband, wired or wireless (4G or 5G/LTE), with a speed of 10 Mbps or more<br>Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth<br>Browser: All major browsers (Google Chrome: Version 90 or latest<br>Microsoft Edge Chromium: Version 90 or latest<br>Safari: Version 12 or latest)<br>Internet Explorer: Not supported<br>Helpline numbers: +91-80- 4156 5555<br>+91-80- 4156 5777 |
| Step 2: | Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN<br>a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID<br>(For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******).<br>b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************).<br>c) Members with physical folio: ITL + Folio Number registered with the Company<br>(For example, if your Folio Number is 0*****, then your user ID is ITL0*****) | |
| | Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC. | |
| Step 3: | Click 'Enter' to join the virtual AGM. | |
| Step 4: | Members may post questions in the 'Ask a Question' section. This option will be available once the AGM proceedings have commenced. Further, members will be enabled to ask questions through video conference as well. | |
| Step 5: | Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the 'Instructions for e-voting'. | |

## General guidelines for VC participation

i. Members may note that the 45th AGM of the Company will be convened through VC in compliance with the applicable provisions of the Act, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at: https://emeetings.kfintech.com/infosys/

ii. The facility of joining the AGM through VC will be opened 60 minutes before the scheduled start time of the AGM and will be available for members on a first-come-first-served basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot, may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

# Instructions for e-voting

**The process to vote electronically on NSDL e-voting system consists of two steps:**

**Step 1: Access to the NSDL e-voting system**

**(A) Login method for e-voting for individual shareholders holding securities in demat mode**

In terms of SEBI circular SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

| Type of shareholders | Login method |
| --- | --- |
| Individual shareholders holding securities in demat mode with NSDL | Existing IDeAS user can visit the e-Services website of NSDL, Viz. https://eservices.nsdl.com either on a personal computer or on a mobile. On the e-Services home page click on the "Beneficial Owner" icon under "Login" which is available under 'IDeAS' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on "Access to e-voting" under e-voting services and you will be able to see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period.. |
| | For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. |
| | If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS Portal" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp |
| | Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period. |
| | Shareholders / Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience.<br>**NSDL Mobile App is available on**<br>App Store Google Play |
| Individual shareholders holding securities in demat mode with CDSL | Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon and New System Myeasi Tab and then use your existing my easi username and password. |

| | |
|---|---|
| | After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period. Additionally, there are also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly. |
| | If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option. |
| | Alternatively, the user can directly access e-voting page by providing Demat Account Number and PAN from a e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-voting option where the evoting is in progress and also able to directly access the system of all e-voting Service Providers. |
| **Type of shareholders** | **Login Method** |
| Individual shareholders (holding securities in demat mode) logging in through their depository participants | You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility. Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period. |

**Important note:** Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

| Login type | Helpdesk details |
|---|---|
| Individual shareholders holding securities in demat mode with NSDL | Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call 022-48867000 |
| Individual shareholders holding securities in demat mode with CDSL | Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call the toll-free number 1800-21-09911 |

## B) Login method for e-voting and voting during the meeting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. Enter your User ID, Password / OTP and a verification code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

| Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical | Your User ID is: |
|---|---|
| a) For members who hold shares in demat account with NSDL | 8-character DP ID followed by 8-digit Client ID<br>For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******. |
| b) For members who hold shares in demat account with CDSL | 16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12************** |
| c) For members holding shares in physical mode | EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 139407 then your User ID is 139407001*** |

5. Password details for shareholders other than individual shareholders are given below:
   a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.
   c. How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical mode. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered
6. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:
   a. Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b. Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.
   c. If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.com mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
   d. Members can also use the OTP (One Time Password) based login for casting their vote on the e-voting system of NSDL.
7. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

### Step 2: Cast your vote electronically on NSDL e-voting system

### How to cast your vote electronically on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle.
2. Select "EVEN" of company for which you wish to cast your vote during the remote e-voting period.
3. Now you are ready for e-voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote

### General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-voting" tab in their login.
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on : 022 - 4886 7000 or send a request to evoting@nsdl.com, or contact Amit Vishal, Deputy Vice President, or Pallavi Mhatre, Assistant Vice President, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.com to get your grievances on e-voting addressed.

**Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:**

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) by email to investors@infosys.com & evoting@infosys.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) to investors@infosys.com & evoting@infosys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.
3. Alternatively, shareholders/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

## Information at a glance

| Particulars | Details |
|---|---|
| Time and date of AGM | 4:00 p.m. IST, Tuesday, June 23, 2026 |
| Mode | Video conference and other audio-visual means |
| Participation through video-conferencing | https://emeetings.kfintech.com/infosys |
| Helpline number for VC participation | +91-80-4156 5555 / +91-80-4156 5777 |
| Webcast and transcripts | https://www.infosys.com/investors.html |
| Record date for the purpose of dividend | Wednesday, June 10, 2026 |
| Dividend payment date | Thursday, June 25, 2026 |
| Information of tax on dividend | https://www.infosys.com/investors/shareholder-services/dividend-tax.html |
| Cut-off date for e-voting | Tuesday, June 16, 2026 |
| E-voting start time and date | 9:00 a.m. IST, Thursday, June 18, 2026 |
| E-voting end time and date | 5:00 p.m. IST, Monday, June 22, 2026 |
| E-voting website of NSDL | https://www.evoting.nsdl.com/ |
| Name, address and contact details of e-voting service provider | Contact name:<br>**Amit Vishal**<br>*Deputy Vice President*<br>**Pallavi Mhatre**<br>*Assistant Vice President*<br>National Securities Depository Limited,<br>301, 3rd Floor, Naman Chambers, G Block, Plot No- C-32, Bandra Kurla Complex, Bandra East, Mumbai - 400051<br>Contact details:<br>Email IDs:<br>evoting@nsdl.com<br>amitv@nsdl.com<br>pallavid@nsdl.com<br>Contact number: 022 - 4886 7000 |
| Name, address and contact details of Registrar and Transfer Agent | Contact name:<br>**Shobha Anand**<br>*Vice President*<br>KFin Technologies Limited,<br>Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032<br>Contact details:<br>Email IDs:<br>shobha.anand@kfintech.com;<br>einward.ris@kfintech.com;<br>Contact number: 1800-309-4001 |

## Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'may', 'anticipate', 'believe', 'estimate', 'expect', 'continue', 'intend', 'will', 'project', 'seek', 'could', 'would', 'should' and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geopolitical situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes particularly in the United States, our Environmental, Social, and Governance ("ESG") vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, and cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in the "Outlook, risks and concerns" and Risk management report sections in this Annual Report and are detailed in our Form 20-F filed with the U.S. Securities and Exchange Commission. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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